TIMMINS GOLD CORP.

     NI 43-101 F1 TECHNICAL REPORT
UPDATED RESOURCES AND RESERVES
AND MINE PLAN FOR THE
SAN FRANCISCO GOLD MINE
SONORA, MEXICO

November 1, 2011

Prepared by:

     William J. Lewis, B.Sc., P.Geo.
Ing. Alan J. San Martin, MAusIMM (CP)
Mani Verma, P.Eng.
Christopher R. Lattanzi, P.Eng.
Richard M. Gowans, B.Sc. P.Eng.

SUITE 900 - 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2
Telephone (1) (416) 362-5135 Fax (1) (416) 362 5763

i

6.3.2	Timmins Production	44

7.0	GEOLOGICAL SETTING AND MINERALIZATION	46
7.1	REGIONAL GEOLOGY	46
7.2	PROPERTY GEOLOGY	48
7.2.1	Geology of the La Chicharra Pit	50
7.3	MINERALIZATION	51

8.0	DEPOSIT TYPES	54

9.0	EXPLORATION	55
9.1	2010 TO 2011 EXPLORATION PROGRAMS	55

10.0	DRILLING	58
10.1	DRILL TYPES	58
10.1.1	Percussion Rotary Air Blast (RAB) Drilling	58
10.1.2	Reverse Circulation (RC) Drilling	59
10.1.3	Diamond Core Drilling	60
10.2	EXPLORATION DRILLING 2010 TO 2011	60
10.3	DISCUSSION OF JULY, 2010 TO JUNE, 2011 DRILLING
	PROGRAM RESULTS	68
10.3.1	Drilling In and Around the San Francisco Pit	68
10.3.2	In and Around the La Chicharra Pit	88
10.3.3	Condemnation Drilling	90
10.3.4	La Perra Target	91

11.0	SAMPLE PREPARATION, ANALYSES AND SECURITY	92
11.1	REVERSE CIRCULATION DRILLING	92
11.2	CORE DRILLING	94
11.3	SAMPLE COLLECTION AND TRANSPORATION	95
11.3.1	Reverse Circulation Drilling	95
11.3.2	Core Drilling	96
11.3.3	General Quality Control/Quality Assurance (QA/QC) Procedures	98
11.3.4	Preparation Laboratories	100
11.4	RESULTS OF THE QA/QC PROGRAM	104
11.4.1	Check Sampling	104
11.4.2 Standard Reference Material Samples		109
11.4.3	Blanks	129
11.4.4	Duplicates	130
11.5	MICON COMMENTS	132

12.0	DATA VERIFICATION	133
12.1	JULY, 2011 SITE VISIT	133
12.2	2011 OPERATIONAL REVIEW	133
12.3	2011 DATABASE AND RESOURCE REVIEW	134
12.3.1	Database Verification	134

12.3.2	Resource Audit	134
12.3.3	Conclusion of the Database Verification and Resource Audit	135

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING	136
13.1	RECENT TESTWORK 2010 AND 2011	136
13.2	FUTURE METALLURGICAL TESTWORK	137

14.0	MINERAL RESOURCE ESTIMATES	139
14.1	CIM MINERAL RESOURCE DEFINITIONS AND
	CLASSIFICATIONS	139
14.2	AUGUST, 2011 MINERAL RESOURCE ESTIMATE	141
14.3	MINERAL RESOURCE ESTIMATION PROCEDURES	141
14.3.1	Database	142
14.3.2	Compositing	144
14.3.3	Block Model	144
14.3.4	Mineralized Outlines	145
14.3.5	Block Model Rock Domains	145
14.3.6	Specific Gravity	146
14.3.7	Grade Interpolation	146
14.3.8	Mineral Resource Classification	147
14.3.9	Block Model Validation	147
14.3.10	Resource Pit Optimization and Economic Parameters	147

15.0	MINERAL RESERVE ESTIMATES	150
15.1	CIM MINERAL RESERVE DEFINITIONS AND
	CLASSIFICATIONS	150
15.2	MINERAL RESERVE ANALYSIS	151
15.2.1	Reserve Pit Optimization and Economic Analysis	151
15.3	SENSITIVITY ANALYSIS BASED ON MEASURED AND
	INDICATED RESOURCE	151
15.4	MINING RECOVERY AND DILUTION	152
15.5	MINERAL RESERVE STATEMENT	154

16.0	MINING METHODS	155
16.1	PRODUCTION TO DATE	155
16.2	OPEN PIT MINE DESIGN	155
16.2.1	Geotechnical Studies and Slope Design Criteria	155
16.2.2	Hydrological Considerations	156
16.2.3	Phased Pit Designs	156
16.2.4	Waste Rock Management	162
16.2.5	Mine Production Schedule	162
16.2.6	Mine Operations	162

17.0	RECOVERY METHODS	165
17.1	PROCESSING	165
17.1.1	Crushing and Conveying	165

17.1.2	Leaching	165
17.1.3	Adsorption/Desorption/Recovery Plant	166
17.1.4	Process Plant Layout	166
17.1.5	Manpower	171
17.1.6	Consumables and Maintenance	171

18.0	PROJECT INFRASTRUCTURE	172
18.1	ADMINISTRATION, ENGINEERING AND EXISTING
	INFRASTRUCTURE	172
18.1.1	Manpower Organization	172
18.1.2	Offices, Workshops and Stores	173
18.1.3	Electrical Power Supply	175
18.1.4	Water Supply	175

19.0	MARKET STUDIES AND CONTRACTS	177
19.1	MARKET STUDIES	177
19.2	MINING CONTRACTS	177
19.2.1	Contractor Requirements	177
19.2.2	Owner Mining Requirements	177
19.3	REFINING AND SALES CONTRACTS	178
19.3.1	Refining Agreement	178
19.3.2	Master Purchase Contract and Bill of Sale and Trading
	Agreement	179

20.0	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT	180
20.1	ENVIRONMENTAL CONSIDERATIONS	180
20.2	COMMUNITY AND SOCIAL CONSIDERATIONS	181

21.0	CAPITAL AND OPERATING COSTS	182
21.1	CAPITAL EXPENDITURES	182
21.2	OPERATING COSTS	182

22.0	ECONOMIC ANALYSIS	184
22.1	BASIS FOR THE ANALYSIS	184
22.2	RESULTS OF THE ANALYSIS	185
22.3	SENSITIVITY ANALYSIS	187

23.0	ADJACENT PROPERTIES	188

24.0	OTHER RELEVANT DATA AND INFORMATION	189

25.0	INTERPRETATION AND CONCLUSIONS	190
25.1	MINERAL RESOURCE ESTIMATE	190
25.2	MINERAL RESERVES	192
25.3	*CONCLUSIONS	193

26.0	RECOMMENDATIONS	195
26.1	FURTHER EXPLORATION EXPENDITURES AND BUDGET	195
26.1.1	San Francisco Pit	195
26.1.2	La Chicharra Area	195
26.1.3	Other Targets	196
26.2	FURTHER RECOMMENDATIONS	197

27.0	DATE AND SIGNATURE PAGE	199

28.0	REFERENCES	200

29.0	CERTIFICATES OF AUTHORS	203

List of Appendices

APPENDIX 1	Glossary of Terms	At end of Report

APPENDIX 2	Title Opinions	At end of Report

APPENDIX 3	July, 2010 to June, 2011 Summary of Significant Drill Assays	At end of Report

v

List of Tables

Table 11.4	Standard Reference Material Samples used During the 2010 to 2011 Drilling Program	109
Table 11.5	Summary of Inspectorate Assaying versus the Standard Reference Material	110
Table 11.6	Assay Summary of the Various Standard Reference Material Samples conducted by the San Francisco Mine Laboratory	112
Table 11.7	Summary of the Comparison of the San Francisco Mine and Inspectorate Laboratories	112
Table 11.8	Comparison of the San Francisco Mine and Inspectorate Laboratories vs. SRM OXC-72	114
Table 11.9	Comparison of the San Francisco Mine and Inspectorate Laboratories vs. SRM OXC-88	115
Table 11.10	Comparison of the San Francisco Mine and Inspectorate Laboratories vs. SRM OXC-87	117
Table 11.11	Comparison of the San Francisco Mine and Inspectorate Laboratory vs. SRM OXC-86	118
Table 11.12	Comparison of the Inspectorate Laboratory Results vs. SRM OXC-74	119
Table 11.13	Comparison of the San Francisco Mine and Inspectorate Laboratories vs. SRM OXF-65	120
Table 11.14	Comparison of the San Francisco Mine and Inspectorate Laboratories vs. SRM OXF-85	122
Table 11.15	Comparison of the San Francisco Mine and Inspectorate Laboratory vs. SRM OXG-83	123
Table 11.16	Comparison of the Inspectorate Laboratory vs. SRM OXH-82	124
Table 11.17	Comparison of the San Francisco Mine and Inspectorate Laboratories vs. SRM OXH-66	125
Table 11.18	Comparison of the San Francisco Mine Laboratory vs. SRM OXH-67	127
Table 11.19	Comparison of the San Francisco Mine and Inspectorate Laboratories vs. SRM OXI-69	128
Table 11.20	San Francisco Gold Project, Summary of Blank Assay Data for the 2010 to 2011 Drill Program	129
Table 11.21	Summary of Results for the Duplicate Samples, July, 2010 to June, 2011 Drill Program	130
Table 12.1	San Francisco Project, Timmins Annual Production for 2010 and 2011 by Quarter	133
Table 12.2	Summary of the Data for the Five Domains	134

Table 13.1	Summary of the Leach Column Tests Conducted Between August and December, 2010	136
Table 13.2	Summary of the Leach Column Tests Conducted Between January and July, 2011	136
Table 14.1	Mineral Resource Estimate for the San Francisco and La Chichara Deposits (Inclusive of Mineral Reserves) (Cut-off Grade of 0.128 g/t Gold and a USD 1,200 Gold Price)	141
Table 14.2	Applied Grade Capping on 3 m Composites for the San Francisco Resource Model	144
Table 14.3	3-D Block Model Limits and Dimensions	144
Table 14.4	Rock Domain Code and Specific Gravity	146
Table 14.5	Applied Search Parameters for Grade Interpolation	146
Table 14.6	Pit Optimization Parameters for the 2011 Resource Estimate for the San Francisco Project	148
Table 14.7	Mineral Resource Estimate for the San Francisco Project (Inclusive of Mineral Reserves)	148
Table 15.1	Sensitivity Analysis for the San Francisco Pit Optimization Based on Measured and Indicated Resources	153
Table 15.2	Mineral Reserves within the San Francisco and La Chicharra Pit Design (August, 2011) after Mining Recovery and Dilution	154
Table 16.1	San Francisco Project, Timmins Annual Production for 2010 and 2011 by Quarter)	155
Table 16.2	Water Level and Volume Pumped Out of Pit from November, 2010 to May, 2011	156
Table 16.3	Summary of the Mining Tonnages for the San Francisco Mining Phases as of the end of August, 2011	158
Table 16.4	San Francisco Annual Production Schedule (Including Actual Production: January through September, 2011)	163
Table 16.5	Contractor’s Mining Equipment	164
Table 17.1	Manpower at the San Francisco Mine Process Plant and Associated Facilities	171
Table 17.2	San Francisco Process Reagents (Consumables)	171
Table 18.1	Total Manpower for the San Francisco Mine	172
Table 21.1	Estimated Future Capital Expenditure	182
Table 21.2	Operating Cost Forecast	183
Table 22.1	Summary of Economic Analysis	185

Table 22.2	Discounted Cash Flow Analysis of the San Francisco project	186
Table 22.3	Sensitivity to Gold Price	187
Table 25.1	Pit Optimization Parameters for the 2011 Resource Estimate for the San Francisco Project	191
Table 25.2	Mineral Resource Estimate for the San Francisco Project (Inclusive of Mineral Reserves)	191
Table 25.3	Mineral Reserves within the San Francisco and La Chicharra Pits (August, 2011) after Mining Recovery and Dilution	193
Table 25.4	San Francisco Project, Timmins Annual Production for 2010 and 2011 by Quarter	194
Table 26.1	Estimated Budget for the Next Phase of Exploration at the San Francisco Project	196

List of Figures

x

Figure 10.13	Location of the Core Drilling in and around the San Francisco Pit	73
Figure 10.14	Location Map for the Reverse Circulation Drilling Conducted on the Eastern Perimeter	78
Figure 10.15	Distribution of the Drilling in Relation to the Chargeability High Identified in the NSAMT Survey	82
Figure 10.16	Drill Holes Located South of the San Francisco Pit	83
Figure 10.17	Drill Hole Locations within the San Francisco Pit	87
Figure 10.18	Location of Drill Holes in the La Chicharra Deposit	89
Figure 11.1	Specimen Trays for Drill Hole TF-1566	93
Figure 11.2	Reverse Circulation Sample Collection	95
Figure 11.3	Exterior View of the New Exploration Storage and Sample Preparation Facilities under Construction	102
Figure 11.4	Interior View of the New Exploration Storage and Sample Preparation Facilities under Construction	102
Figure 11.5	Histogram of the Gold Values for the Check Samples Assayed by either Inspectorate or the San Francisco Mine Laboratories	106
Figure 11.6	Histogram of the Gold Values for the Check Samples Assayed by ALS-Chemex	106
Figure 11.7	Scatter Plot for All Samples (Inspectorate and San Francisco Mine) versus ALS-Chemex	107
Figure 11.8	Scatter Plot for Gold, Inspectorate versus ALS-Chemex	107
Figure 11.9	Scatter Plot for Inspectorate’s Richmond Laboratory Assaying versus ALS-Chemex Check Assaying	108
Figure 11.10	Scatter Plot for Inspectorate’s Sparks Laboratory Assaying versus ALS-Chemex Check Assaying	109
Figure 11.11	Comparative Graph of the Results for the Inspectorate Assays versus the Thirteen SRM Samples	110
Figure 11.12	Scatter Plot of the Linear Regression Between the SRM’s and the Average Gold Grade From the Assays of Inspectorate Laboratories	111
Figure 11.13	Control Chart for SRM OXA-71 against the Assay Results from the San Francisco Mine Laboratory	113
Figure 11.14	Control Chart for SRM OXA-71 against the Assay Results from the Inspectorate Laboratory	113
Figure 11.15	Control Chart for SRM OXC-72 against the Assay Results from the San Francisco Mine Laboratory	114

Figure 11.16	Control Chart for SRM OXC-72 against the Assay Results from the Inspectorate Laboratory	115
Figure 11.17	Control Chart for SRM OXC-88 against the Assay Results from the San Francisco Mine Laboratory	116
Figure 11.18	Control Chart for SRM OXC-88 against the Assay Results from the Inspectorate Laboratory	116
Figure 11.19	Control Chart for SRM OXC-87 against the Assay Results from the San Francisco Mine Laboratory	117
Figure 11.20	Control Chart for SRM OXC-87 against the Assay Results from the Inspectorate Laboratory	118
Figure 11.21	Control Chart for SRM OXC-86 against the Assay Results from the Inspectorate Laboratory	119
Figure 11.22	Control Chart for SRM OXE-74 against the Assay Results from the Inspectorate Laboratory	120
Figure 11.23	Control Chart for SRM OXF-65 against the Assay Results from the San Francisco Mine Laboratory	121
Figure 11.24	Control Chart for SRM OXF-65 against the Assay Results from the Inspectorate Laboratory	121
Figure 11.25	Control Chart for SRMR OXF-85 against the Assay Results from the San Francisco Mine Laboratory	122
Figure 11.26	Control Chart for SRM OXF-85 against the Assay Results from the Inspectorate Laboratory	122
Figure 11.27	Control Chart for SRM OXG-83 against the Assay Results from the San Francisco Mine Laboratory	123
Figure 11.28	Control Chart for SRM OXG-83 against the Assay Results from the Inspectorate Laboratory	124
Figure 11.29	Control Chart for SRM OXH-82 against the Assay Results from the Inspectorate Laboratory	125
Figure 11.30	Control Chart for SRM OXH-66 against the Assay Results from the San Francisco Mine Laboratory	126
Figure 11.31	Control Chart for SRM OXH-82 against the Assay Results from the Inspectorate Laboratory	126
Figure 11.32	Control Chart for SMR OXI-67 against the Assay Results from the San Francisco Mine Laboratory	127
Figure 11.33	Control Chart for SRM OXI-69 against the Assay Results from the San Francisco Mine Laboratory	128
Figure 11.34	Control Chart for SRM OXI-69 against the Assay Results from the Inspectorate Laboratory	128

Figure 11.35	Plot of the Assay Results for the Blank Samples Sent to Inspectorate	129
Figure 11.36	Scatter Plot for Duplicate Samples Assayed at the San Francisco Mine and Inspectorate Laboratories	131
Figure 11.37	Scatter Plot for Duplicate Samples Assayed in the Inspectorate Laboratory Only	131
Figure 14.1	Plan View of the Drill Hole Collars at the San Francisco and La Chicharra Deposits	143
Figure 14.2	3-D Profile of the Current Topography and the Drill Holes at the San Francisco Mine (Looking South)	143
Figure 14.3	3-D View of the Current Topography and Interpreted Mineralized Constraints at the San Francisco and La Chicharra Deposits	145
Figure 16.1	San Francisco Ultimate Pit Design, Dumps and Low Grade Stockpile Layout	157
Figure 16.2	San Francisco Open Pit Layout, End of 2011	158
Figure 16.3	San Francisco Open Pit Layout, End, of 2012	159
Figure 16.4	San Francisco Open Pit Layout, End of 2013	159
Figure 16.5	San Francisco Open Pit Layout, End of 2014	160
Figure 16.6	San Francisco Open Pit Layout, End of 2015	160
Figure 16.7	San Francisco Open Pit Layout, End of 2016	161
Figure 16.8	San Francisco Open Pit Layout, End of 2017	161
Figure 17.1	Current Crushing Circuit	167
Figure 17.2	Additional Portable Crushing Circuit	168
Figure 17.3	Heap Leach Process Flowsheet	169
Figure 17.4	Heap Leach Circuit Showing Proposed Solution Balance	169
Figure 17.5	Gold Recovery Circuit (ADR) Flowsheet	170
Figure 17.6	Additional Carbon Columns (3,500 g/m)	170
Figure 18.1	Site Layout	172
Figure 18.2	New Office Building Constructed by Timmins at the San Francisco Mine	174
Figure 18.3	Exploration Sample Storage and Preparation Facility under Construction (July, 2011)	174

1.0 SUMMARY

1.1 GENERAL

Timmins Gold Corp. (TSX-V:TMM) (TMM) has retained Micon International Limited (Micon) to conduct an audit of its resource and reserve estimates and prepare an update of its 2010 Technical Report on the San Francisco gold project in the state of Sonora, Mexico. The purpose of this Technical Report is to support disclosure of the results of Micon’s resource and reserve audit and the updated mining plan, compliant with Canadian National Instrument (NI) 43-101.

Micon’s most recent Technical Report for TMM was entitled “NI 43-101 Technical Report on the Updated Resources and Reserves and Mine Plan for the San Francisco Gold Mine, Sonora, Mexico”, dated November 30, 2010. That Technical Report was filed by TMM on the System for Electronic Document Analysis and Retrieval (SEDAR) which is an electronic filing system developed for the Canadian Securities Administrators (CSA).

Micon does not have nor has it previously had any material interest in TMM or related entities. The relationship with TMM is solely a professional association between the client and the independent consultant. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report.

This report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

This report is intended to be used by TMM subject to the terms and conditions of its agreement with Micon. That agreement permits TMM to file this report as a Technical Report with the CSA pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities laws, any other use of this report, by any third party, is at that party’s sole risk.

The conclusions and recommendations in this report reflect the authors’ best independent judgment in light of the information available to them at the time of writing. The authors and Micon reserve the right, but will not be obliged, to revise this report and conclusions if additional information becomes known to them subsequent to the date of this report. Use of this report acknowledges acceptance of the foregoing conditions.

1.2 PROPERTY DESCRIPTION AND LOCATION

The San Francisco property is situated in the north central portion of the state of Sonora, Mexico, approximately 150 km north of the state capital, Hermosillo. In this report, the term San Francisco project (the project) refers to the area within the exploitation or mining concessions controlled by TMM, while the term San Francisco property (the property) refers to the entire land package (mineral exploitation and exploration concessions) under TMM’s control.

The project is comprised of two previously mined open pits (San Francisco and La Chicharra), together with heap leach processing facilities and associated infrastructure located close to the San Francisco pit.

TMM advises that it holds the San Francisco project, which consists of 13 mining concessions, through its wholly-owned Mexican subsidiary Timmins Goldcorp Mexico, S.A. de C.V. (Timmins). All the concessions are contiguous and each varies in size for a total property area of 44,442.72 hectares (ha). In late 2005, the original Timmins II concession was subdivided into two concessions (Timmins II Fraccion Sur and Pima) as part of separate exploration strategies for the original Timmins II concession. All concessions are subject to a bi-annual fee and the filing of reports in May of each year covering the work accomplished on the property between January and December of the preceding year.

Timmins advises that it acquired the first seven concessions covering the San Francisco mine through its purchase of Molimentales del Noroeste de S.A. de C.V. (Molimentales) in April, 2007.

In 2006, Timmins signed a temporary occupancy agreement with an agrarian community (Ejido) in Mexico called Los Chinos whereby Timmins was granted access privileges to 674 ha, the use of the Ejido’s roads, as well as being able to perform all exploration work on the area covered by the agreement. The agreement is for a period of 10 years with an option to extend the access beyond the 10-year period.

During August and September, 2009, Molimentales acquired the 800 ha of surface land on which the San Francisco mine is located, by means of five purchase agreements covering every one of the Ejido Jesus Garcia Heroe de Nacozari’s five former parcels that altogether form the 800 ha. Molimentales is currently negotiating the acquisition of 800 ha from the El Ejido Los Chinos, which was originally part of an exploration agreement signed in 2006.

Other parties control two mineral concessions which are contained within the area of the mineral concessions owned by Timmins but neither of these concessions impacts the main area of the San Francisco project.

On February 23, 2011, TMM announced that it had staked an additional 95,000 ha of claims along the highly prospective Sonora-Mojave Megashear structural province in northern Sonora. TMM has continued to stake additional concessions since February and the total additional regional mineral concessions now amount to approximately 152,279.6 ha.

On July 6, 2011, Molimentales acquired (through a straight purchase) a 10-ha mineral concession called La Mexicana by paying the vendor a buy-out price of USD 250,000. This straight purchase agreement is currently in the process of being filed with the Mexican Federal Mining Registrar. Prior to this purchase the La Mexicana mineral concession was the last area in the metamorphic package that did not belong to Timmins.

The Mexican mining laws were changed in 2005 and, as a result of these changes, all mineral concessions granted by the Dirección General de Minas (DGM) became mining concessions and there are no longer separate specifications for a mineral exploration or exploitation concession. A second change to the mining laws was that all mining concessions are granted for 50 years provided that the concessions remain in good standing. As part of this change, all former exploration concessions which were previously granted for 6 years became eligible for the 50-year term.

For any concession to remain valid, the bi-annual fees must be paid and a report has to be filed during the month of May of each year which covers the work conducted during the preceding year. Concessions are extendable provided that the application is made within the five-year period prior to the expiry of the concession and the bi-annual fee and work requirements are in good standing. The bi-annual fee payable to the Mexican government for Timmins to hold the group of contiguous mining concessions for the San Francisco operations is USD 102,818. The bi-annual fee for Timmins to hold the group of contiguous mining concessions which comprise the regional mineral property is USD 104,168.

1.3 ACCESSIBILITY, CLIMATE, PHYSIOGRAPHY, LOCAL RESOURCES AND INFRASTRUCTURE

The project is located in the Arizona-Sonora desert in the northern portion of the Mexican state of Sonora, 2 km west of the town of Estación Llano (Estación), approximately 150 km north of Hermosillo and 120 km south of the United States/Mexico border city of Nogales along Highway 15 (Pan American highway). The closest accommodations are in Santa Ana, a small city located 21 km to the north on Highway 15.

The climate at the project site ranges from semi-arid to arid. The average ambient temperature is 21°C, with minimum and maximum temperatures of -5ºC and 50ºC, respectively. The average rainfall for the area is 330 millimetres (mm) with an upper extreme of 880 mm. The desert vegetation surrounding the San Francisco mine is composed of low lying scrub, thickets and various types of cacti, with the vegetation type classified as

Sarrocaulus Thicket.

Physiographically, the San Francisco property is situated within the southern Basin and Range Province, characterized by elongate, northwest-trending ranges separated by wide alluvial valleys. The San Francisco mine is located in a relatively flat area of the desert with the topography ranging between 700 and 750 m above sea level.

1.4 HISTORY

After conducting exploration on the project between 1983 and 1992, Compania Fresnillo S.A. de C.V. (Fresnillo) sold the property in 1992 to Geomaque Explorations Ltd. (Geomaque). After conducting further exploration, Geomaque decided to bring the project into production in 1995. Due to economic conditions, mining ceased and the operation entered into the leach-only mode in November, 2000. In May, 2002, the last gold pour was conducted; the plant was mothballed, and clean-up activities at the mine site began.

In 2003, Geomaque sought and received shareholder approval to amalgamate the corporation under a new Canadian company, Defiance Mining Corporation (Defiance). On November 24, 2003, Defiance sold its Mexican subsidiaries (Geomaque de Mexico and Mina San Francisco), which held the San Francisco gold mine, to the Astiazaran family of Sonora and their private company.

Since June, 2006, the Astiazaran family and their company Desarrollos Prodesa S.A. de C.V. have been extracting sand and gravel intermittently from both the waste dumps and the leach pads for use in highway construction as well as other construction projects.

Timmins acquired an option to earn an interest in the property in early 2005, whereupon Timmins conducted a review of the available data and started a reverse circulation drilling program in August and September, 2005. This was followed by a second drilling program comprised of both reverse circulation and diamond drilling in 2006, based on the results of the 2005 drilling program.

From 2007 to 2009, concurrent with the feasibility study which focused on re-starting the mining operations, TMM conducted exploration comprised of mainly infill and confirmation drilling in and around of the San Francisco and La Chicharra pits. The drilling results as of the end of 2009 indicated that the mineralization extended both along strike and down dip of the deposit, a situation which led to the decision to accelerate the drilling in the first 6 months of 2010. The results from the 2010 drilling, when combined with the previous results, led to Timmins updating the resource and reserve estimations as well as its mine plan. The latest updates were disclosed in a November, 2010 Technical Report which TMM filed on SEDAR.

Between July, 2010 and June, 2011, Timmins conducted an intensive exploration drilling program which included deeper drilling to explore the mineralization at depth, both in and around the La Chicharra and San Francisco pits. The results of this drilling indicate that the mineralization is located in parallel mineralized bodies both along strike and at depth. Timmins believes that the conclusion that the mineralization is located in parallel bodies may lead to further increases in the mineral resources and is continuing its intensive drilling program as a result.

1.5 GEOLOGICAL SETTING AND MINERALIZATION

The San Francisco project is a gold occurrence with trace to small amounts of other metallic minerals. The gold occurs in granitic gneiss and the deposit contains principally free gold and occasionally electrum. The mineralogy, the possibility of associated tourmaline, the style of mineralization and fluid inclusion studies suggest that the San Francisco deposits may be of mesothermal origin.

The San Francisco deposits are roughly tabular with multiple phases of gold mineralization.

The deposits strike 60º to 65º west, dip to the northeast, range in thickness from 4 to 50 m, extend over 1,500 m along strike and are open ended. Another deposit, the La Chicharra zone, was mined by Geomaque, as a separate pit.

1.6 EXPLORATION PROGRAMS

1.6.1 2010 to 2011 Exploration Programs

From July, 2010 to June, 2011, 691 RC and core holes were drilled for a total of 94,148 m. These holes were drilled to cover several objectives; most of the reverse circulation drilling and the entire core drilling were undertaken in and around the San Francisco pit and in June, 2011, 36 RC holes totalling 6,170 m were drilled in the northern area of the La Chicharra pit. The RC drilling included 9,817 m in 67 holes of condemnation drilling which covered two areas; the first area was to the south of the existing waste dumps with the second to the west of the new leach pads. The negative results allowed Timmins to expand the existing waste dumps to the south and the negative results to the west of the leach pads allow for this area to be used for the stockpile of the low grade material. Details of the drilling programs are outlined in Section 10 of this report.

For the exploration drilling and other programs conducted on the San Francisco property, between July, 2010 and the end of June, 2011, Timmins expended approximately USD 9.153 million.

1.6.2 Future Exploration programs

Most of the exploration drilling performed from July, 2010 to June, 2011 was focused on exploring potential extensions of the gold mineralization around the perimeter of the San Francisco pit and supporting the mining operation through confirmation or infill drilling in specific areas where there was a lack of reliable information. Only recently was the decision taken to extend the exploration programs to include the La Chicharra pit and the area around it. The general results were successful with the addition of further resources and reserves, including the addition of the La Chicharra area for the first time. Based on the positive results, Timmins will continue with the exploration drilling for the rest of 2011 and into 2012, with an exploration budget of approximately USD 19.6 million.

Timmins will continue to explore the area surrounding and beneath the San Francisco pit to further expand the mineral resources and reserves. Timmins will also begin to explore to the northwest along the projected strike extension from the pit, both to determine the continuity of the mineralization in this direction and to condemn areas which may be used for further infrastructure such as leach pads and waste piles as the mining operations continue.

In the La Chicharra area, infill drilling is currently in progress to test the extension of the mineralized zones near the pit perimeter primarily in the down-dip direction. However, Timmins also believes that it is important to extend the exploration along strike and this will be done as soon as the infill drilling to the north of the pit is completed. The first part of this program will drill in both directions to the west-northwest and east-southeast, starting from the existing La Chicharra pit. Once these programs are underway or completed, Timmins has outlined a drill program to tie in the mineral intersections on Section 1300W, 500 m to the south of the San Francisco pit, which are related to the southeastern projection of the La Chicharra mineral trend. This program will cover an area approximately 1,300 m long and 500 m wide with the initial drilling program based on a grid of 50 m.

Recently Timmins reached an agreement with the Ejido El Claro to conduct exploration work on the Ejido’s ground. Also, Timmins purchased the last mineral concession (La Mexicana) inside the San Francisco property that it did not already control. These arrangements will allow Timmins to conduct exploration programs on a further thirteen targets to the north of the San Francisco mine.

Timmins has laid out a program to conduct systematic drilling starting with the La Mexicana target and on at least four other targets located in the eastern portion of the northern exploration area. These other four targets are the La Playa, El Diez, Area 1B and El Socorro areas which have been linked to a series of structural events that could be favourable for the emplacement of gold mineralization. Timmins has outlined a series of north-south section lines linking the targets that will be drilled on 100 m centres along the lines.

Micon has reviewed TMM/Timmins’ proposal for further exploration and studies on its San Francisco property and considers that the budget for the proposed program is reasonable. Micon recommends that TMM/Timmins implements the program as proposed, subject to either funding or other matters which may cause the proposed program to be altered in the normal course of its business activities, or alterations which may affect the program as a result of the exploration activities themselves.

1.7 RESOURCE AND RESERVE ESTIMATES

1.7.1 Mineral Resource Estimate

The block model is based on 5 m by 5 m by 6 m high blocks. The coordinate limits of the previous model were retained for this current work. The topography was updated to reflect the surface at the end of June, 2011. The undisturbed pre-mining topographic surfaces are also available in the model.

Unlike the previous study, in which Timmins used the indicator kriging (IK) estimation method to outline the mineral resources, Timmins has conducted a manual interpretation of the mineralized zones based on all of the drilling intersections now available in its database. The manual interpretation allows for a more geologically precise mineralization interpretation which will enable Timmins to plan better drilling programs to explore the extent of the mineralization and also to prepare better engineering designs regarding the ore and waste split in the pit for planning purposes. Overall, the method is similar to the previous method, except that the grade zones are no longer computer designed but are directly interpreted by the geologists using the drilling information they have gathered.

The database of the San Francisco and La Chicharra deposits consists of 2,665 drill holes with 182,319 intervals, amounting to 302,999 m of drilling. A total of 92 of the drill holes lie beyond the model limits and have not been included in the study. The current database includes 691 new holes drilled from 2010 to 2011, and 94,148 m of drilling.

Once Micon had audited and accepted Timmins block model, Timmins proceeded to run a pit optimization program in order to estimate the resources. The gold price used for estimating the resources at the San Francisco project was USD 1,200 per ounce, based on the three year trailing average in July, 2011, plus USD 100 per ounce.

The parameters used in the pit optimization for the estimation of the resources are summarized in Table 1.1. They are a combination of the parameters decided by Micon and Timmins taking into account the actual costs obtained from the operation.

Pit bench heights were set at 6 m (the block height used in the model) and slope angles were based on inter-ramp angles recommended by Golder Associates in its December, 1996, report, adjusted to allow for haul roads of 25 m width.

Table 1.1

Pit Optimization Parameters for the 2011 Resource Estimate for the San Francisco Project

	Costs		Rock Densities and Recoveries
Description	Units	Amount	Name	Code	Density	Recovery %
Waste mining cost	USD/t	1.82	Diorite	2	2.72	60.50
Ore mining cost	USD/t ore	1.82	Gneiss felsic	4	2.75	70.70
Process cost	USD/t ore	2.75	Granite	5	2.76	85.70
G & A cost	USD/t ore	0.64	Schist	6	2.75	71.70
Gold price	USD/oz	1,200	Gneiss mafic	7	2.75	65.00
			Lamprophrite dike	8	2.76	60.50
			Pegmatite	10	2.85	71.70
			Gabbro	11	2.81	57.80
			Conglomerate	12	2	71.70
			General Recovery			68.60

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

The pit shell adopted for reporting resources was estimated at a gold price of USD 1,200/troy ounce, using the economic parameters summarized in Table 1.1 and the topographic surface as of June, 2011. Table 1.2 summarizes the August, 2011, mineral resource estimate.

Table 1.2

Mineral Resource Estimate for the San Francisco Project (Inclusive of Mineral Reserves)
(Cut-off Grade of 0.128 g/t Gold and a USD 1,200 Gold Price)

Pit Area	Category	Tonnage (x1,000)	Avg. Grade (g/t Au)	Gold Ounces
San Francisco Mine	Measured	42,546	0.640	876,000
	Indicated	22,698	0.595	434,000
	Total Measured & Indicated	65,244	0.625	1,310,000
	Inferred*	66,483	0.420	898,000
La Chicharra Deposit	Measured	6,158	0.488	96,000
	Indicated	2,222	0.488	35,000
	Total Measured & Indicated	8,380	0.488	131,000
	Inferred*	7,197	0.465	107,000
Total Resources	Measured	48,704	0.621	972,000
	Indicated	24,920	0.586	469,000
	Total Measured & Indicated	73,624	0.609	1,441,000
	Total Inferred*	73,680	0.424	1,005,000

*Inferred resources in this table include material outside of the pits limit that has the potential to become additional reserves at a future stage.

Micon recommends that Timmins use the August, 2011 mineral resource estimate contained in Table 1.2 as the stated mineral resource estimate for the San Francisco project, as this estimate recognizes the use of a 0.128 g/t Au cut-off as the grade at which the mineralization would meet the parameters for potential economic extraction as defined by the CIM standards and definitions for resources. The figures in Table 1.2 have been rounded to reflect that they are an estimate.

Micon believes that no environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues exist which would adversely affect the mineral resources estimated above, at this time. However, mineral resources that are not mineral reserves do not have demonstrated economic viability.

1.7.2 Mineral Reserve Estimate

Once Micon had audited and accepted Timmins resource estimate, Timmins proceeded to run a pit optimization program in order to estimate the reserves. The gold price used for estimating the resources at the San Francisco project was USD 1,100 per ounce, based on the three year trailing average in July. 2011.

Mining recovery for the San Francisco deposit has been assumed to be 99%. Micon agrees with the mining recovery as initially presented, although this number may change based on actual year-to-year reconciliation studies.

The dilution for the San Francisco deposit is defined according to the type of mineralization and the size of the modelled blocks. The deposit varies in size and shape of the mineralization from one bench to another. The potential dilution varies with the amount of waste in contact with economic material; larger mineralized zones carry a lower percentage of dilution than smaller zones.

Timmins believes that its method for estimating dilution achieves a close approximation of what can be expected during operations. The method consists of identifying the blocks that are partially mineralized with a maximum 40% of material below the economic cut-off grade, and adding that waste percent (tonnes and grade) as mining dilution.

An overall average of 8.3% dilution was estimated for the San Francisco pit and 7.5% for the La Chicharra pit.

The parameters used in the pit optimization for the estimation of reserves are the same as those used for the resource estimation, except for the gold price of USD 1,100.

Table 1.3 presents the total reserves estimated within the pit design outline, including mine recovery and dilution factors.

Table 1.3

Mineral Reserves within the San Francisco and La Chicharra Pit Design (August, 2011) after Mining
Recovery and Dilution

PIT	Classification	Metric tonnes (1000)	Gold g/t	Contained Gold Ounces
San Francisco Pit	Proven	42,850	0.604	831,000
	Probable	21,395	0.556	383,000
	Total	64,245	0.588	1,214,000
La Chicharra Pit	Proven	6,180	0.447	89,000
	Probable	1,966	0.439	27,000
	Total	8,146	0.445	116,000
Total	Proven	49,030	0.584	920,000
	Probable	23,361	0.546	410,000
	Total	72,391	0.572	1,330,000

The proven and probable reserves in Table 1.3 have been derived from the measured and indicated mineral resources summarized in Table 1.2 and account for mining recovery and dilution. The figures in Table 1.3 have been rounded to reflect that they are an estimate.

The mineral reserve estimate has been reviewed and audited by Micon. It is Micon’s opinion that the August 30, 2011 mineral reserve estimate has been prepared in accordance with the CIM standards and definitions for mineral reserve estimates and that TMM/Timmins can use this estimate as a basis for further mine planning and operational optimization at the San Francisco mine project.

Although a mineral reserve has been estimated herein for the La Chicharra pit, drilling is continuing in this area and Timmins has not yet included the La Chicharra pit in its formal mining plan. It is expected that, once the current drilling program is completed, the mineral reserves at La Chicharra will be re-estimated and scheduled for mining.

1.8 OPERATIONAL DATA

1.8.1 Production to Date

The San Francisco mine resumed commercial production in April, 2010. Table 1.4 summarizes production from April, 2010 to the end of June, 2011, by quarter. Ore of lower grade is being stockpiled for processing at the end of the mine life. Timmins reports that, at September 30, 2011, there was an accumulated stockpile of 1.518 Mt at an average grade of 0.281 g/t, containing approximately 13,700 ounces of gold.

During July, 2011 Timmins tested the expansion of the crushing system to 18,000 t/d and announced that it is quickly reaching this target.

Table 1.4
San Francisco Project, Timmins Annual Production for 2010 and 2011 by Quarter

Year	Quarter	Mined Ore* (Dry Tonnes)	Average Grade (g/t Gold)	Processed Ore (Dry Tonnes)	Average Grade (g/t Gold)	Gold Ounces Recoverable	Gold Ounces Sold
2010	April - June	905,296	0.718	905,296	0.718	14,145	11,319
	July - September	1,090,768	0.817	1,090,768	0.817	19,374	15,680
	October - December	1,208,678	0.939	1,208,677	0.939	25,033	20,030
2011	January - March	1,207,339	0.895	1,207,339	0.895	24,088	18,755
	April - June	1,648,230	0.762	1,239,075	0.859	22,138	17,965
Total		6,060,311				104,778	83,749

*Excluding lower grade ore stockpiled.
Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

1.8.2 Mine Plans

Before Timmins commenced mining within the San Francisco pit, pit designs were revised from the two mining phases developed previously by IMC, to three mining phases designed by Timmins. The latter designs were used for re-starting operations, in order to achieve a favourable distribution of waste tonnage during the mine life and enhance the availability of heap leach feed.

In 2010, the three-phase open pit design was extended to incorporate the additional, discovered resources to the northwest of the previous pit outline. In the present update, additional drilling extended the pit limits from 70 to 100 m surrounding the previous 2010 design. A fourth pit phase has now been added to the design production schedule. The first phase will be completely mined by the end of 2011.

The La Chicharra pit, previously mined by Geomaque, is located 1,000 m west of the San Francisco pit. Timmins anticipates that the La Chicharra pit will be returned to operation in the future.

For the San Francisco mine plan, phase one developed the pit down the 560 m elevation.

The phase two push back expands the pit about 350 m west and 150 m north, with the lowest bench at the 542 m elevation. The third phase has a 215 m push back of the west wall and 130 m of the east wall, with the lowest bench at the 494 elevation. Phase four expands the pit 200 m southwest and 200 m southeast, to its ultimate design limit, with the final pit bottom at the 440 elevation. The estimated tonnage for each design phase is listed in Table 1.5.

Table 1.5
Summary of the Mining Tonnages for the San Francisco Mining Phases as of the end of August, 2011

Pit	Ore Tonnage	Gold (g/t)	Gold (oz)	Waste Tonnage	Total Tonnes	Stripping Ratio
Phase 2	4,735,747	0.846	128,788	3,907,249	8,642,996	0.8
Phase 3	24,400,667	0.585	458,855	40,010,568	64,411,235	1.6
Phase 4	35,108,868	0.576	626,579	78,192,055	113,300,923	2.2
La Chicharra	8,145,959	0.555	116,503	25,663,280	33,809,239	3.2
Total	72,391,241	0.572	1,330,725	147,773,152	186,355,154	2.0

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

1.9 PROCESSING

Ore extracted from the pit is transported in haulage trucks with a capacity of 100 tonnes, which feed directly into the gyratory primary crusher with dimensions of 42” x 65”. The crusher has nominal capacity of 1,200 t/h. The crushed product is then transported on conveyor belts to a stockpile with a capacity of 10,000 tonnes.

Two feeders beneath the stockpile deliver the ore to a conveyor belt for transport to the secondary crushing circuit. The ore is screened at ½”. Screen undersize reports to the final product, while screen oversize is fed to two secondary crushers.

Product from the secondary crushers is transported on conveyor belts to the tertiary crushing circuit, which consists of two tertiary crushers operating in closed circuit with ½” screens. Undersize from the screens is delivered to the leach pad.

Timmins has installed an additional crusher and screen to increase throughput to 18,000 t/d. Timmins now intends to install sufficient crushing and other equipment to increase the production of leach feed to approximately 32,000 t/d by 2013.

The current leach pad occupies approximately 40 ha and is divided into seven sections. Product from the crushing plant is transported to the leach pad on overland conveyors and deposited on the pad with a stacker, forming lifts 6 m in height. A bulldozer is used to level the surface of each lift. The irrigation pipelines are then installed to distribute the leach solution over the entire surface of the lift.

The leach solution, consisting of 0.03% sodium cyanide and having a pH of 10.5 to 11, flows downward through the crushed ore, dissolving the precious metals. The solution percolates to the bottom of the lift and flows to the canal that carries the pregnant solution to a storage pond, from which it is pumped to the ADR plant.

Barren solution exiting the ADR plant flows to a second storage pond where fresh water and sodium cyanide are added, before the solution is pumped back to the leach pad.

Due to the increase in mineral reserves and the increase in production, authorization was granted for an additional 49 ha for the construction of a new leach pad, located next of the current pads.

1.10 CAPITAL AND OPERATING COSTS

Only minimal capital expenditures remain to complete the expansion of the San Francisco project to a capacity of 18,000 t/d of leach feed. Additional capital will be required, principally in 2012, to increase production to 32,000 t/d. Timmins’ estimate of life-of-mine capital expenditure is summarized in Table 1.6, which also includes a nominal provision n for sustaining capital.

Table 1.6
Estimated Future Capital Expenditure

Year	Capital Expenditure (USD thousand)
	Expansion Capital	Sustaining Capital	Total
2011 (fourth quarter)	3,303	20	3,323
2012	18,922	75	18,997
2013	3,000	75	3,575
2014	3,000	75	3,575
2015	3,000	75	3,575
2016	-	75	75
2017	-	-	-
TOTAL	31,225	395	33,120

Timmins’ operating cost forecast for 2012and subsequent years is summarized in Table 1.7. From 2013 onwards, the forecast is based on mining a total of approximately 11.6 million tonnes of ore and approximately 22 million tonnes of waste per year. Approximately 4.2 million tonnes of stockpiled low grade is planned to be crushed and placed on the leach pad in 2017.

Table 1.7
Operating Cost Forecast

	Unit Cost (USD/tonne placed on pad)
	Actual	Forecast
	2011 Jan. – Sept.	2011 Oct. – Dec.	2012	2013 – 2016 (average)
Mining (excluding stockpiled material)	9.51	7.78	6.93	5.28
Crushing	1.45	1.25	1.20	1.20
Leaching	1.07	0.97	0.96	0.94
Gold Recovery	0.38	0.37	0.34	0.30
Laboratory	0.28	0.23	0.20	0.14
Environmental	Included in G & A	0.05	0.04	0.03
General and Administration	0.51	0.46	0.34	0.23
Total	13.20	11.11	10.01	8.12

The unit mining cost per tonne of ore placed on the leach pad is based on a cost of $1.82/t of total material mined. The actual cost for the first nine months of 2011 was $1.85/t mined.

Micon has reviewed the estimates of capital expenditure and operating cost prepared by Timmins and regards them as reasonable.

1.11 ECONOMIC EVALUATION

Micon has performed the economic analysis of the San Francisco project by conventional discounted cash flow techniques, using the life-of-mine production schedule and the estimates of future capital expenditures and operating costs summarized above, together with certain supplementary procedures and estimates described in Section 22. The starting date for the cash flow forecasts is October 1, 2011, and all estimated future annual after-tax cash flows have been discounted to that date at discount rates of 5% and 8% per year. The long-term gold price used in the economic analysis is USD 1,200 per ounce.

The results of the economic analysis of the San Francisco project are summarized in Table 1.8. Based on the reserve estimates discussed herein, the life of the San Francisco pit extends into 2017.

Table 1.8
Summary of Economic Analysis

	Life-of-Mine Cash Flow (USD million)	Average Unit Cost (USD/tonne leached)
Net Sales Revenue	968	15.17

Mining Cost (including stockpiled material)	328	5.15
Crushing Cost	77	1.20
Leaching Cost	60	0.94
Gold Recovery Cost	20	0.31
Laboratory Cost	10	0.15
Environmental Cost	2	0.03

	Life-of-Mine Cash Flow (USD million)	Average Unit Cost (USD/tonne leached)
General and Administration	17	0.26
Total Cash Operating Costs	513	8.04

Operating Profit	455	7.13
Capital Expenditures (including closure)	38	0.60
Income Tax	125	1.96

Undiscounted Net Cash Flow	291	4.57

Net Present Value, 5% Discount	252
Net Present Value, 8% Discount	232

Average Cash Cost (USD/oz gold)	633
Average Annual Gold Production (oz/y)	145,000

It can be seen that, at a gold price of USD 1,200/oz, the San Francisco project exhibits robust economics over its projected remaining life of approximately 5.5 years. The life-of-mine average cash cost of producing gold is estimated at USD 633/oz, and future capital expenditures are forecast to be relatively low. The economic analysis indicates that the project will yield present values of USD 252 million at a discount rate of 5%/y and USD 232 million at a discount rate of 8%/y. The expansion capital scheduled principally in 2012 will be paid back rapidly through accelerated cash flows.

1.11.1 Sensitivity Analysis

The economics of the San Francisco project are more sensitive to changes in the factors that influence revenue than the factors which influence cost. The principal factors influencing revenue are gold price, ore grade and metallurgical recovery. Table 1.9 shows the changes in undiscounted after-tax cash flow and present value over a range of gold prices from USD 900 to USD 1,500/oz.

Table 1.9
Sensitivity to Gold Price

Gold Price (USD/oz)	Change from Base (%)	Cash Flow and Present Value (USD million)
		Undiscounted Cash Flow	Present Value (5%/y discount)	Present Value (8%/y discount)
900	-25	121	101	95
1,000	-16.7	178	153	141
1,100	-8.3	235	202	186
1,200	Base	291	252	232
1,300	8.3	348	301	277
1,400	16.7	405	350	231
1,500	25	462	399	368

These data suggest that the San Francisco project is economically attractive at a gold price of USD 900/oz or more. The sensitivity of project economics to changes in ore grade or metallurgical recovery is the same as the sensitivity to changes in gold price. The sensitivity results shown in Table 1.9 for a range of gold prices would apply equally to a range of variability ore grade or metallurgical recovery from -25% to +25%.

Project economics are moderately sensitive to variations in overall operating cost but, with the relatively low level of forecast capital expenditure, variations in life-of-mine capital have little effect on overall economics.

1.12 CONCLUSIONS AND RECOMMENDATIONS

The San Francisco mine commenced commercial production in April, 2010, and by the end of December, 2010, Timmins had sold 47,029 ounces of gold. Between the end of December, 2010 and the end of June, 2011, a further 36,720 ounces of gold has been sold, for a total of 83,749 ounces of gold since the mine commenced commercial production.

Micon has audited the resource and reserve estimates, and has reviewed the mine design, the mining schedule, the mining contract terms and the ability of the contractor to meet the mining production targets, and concludes that the estimations and designs have been properly carried out and that the contractor is capable of meeting the schedule.

Micon has reviewed the crushing, heap leach and ADR facilities, including the planned expansion, and concludes that they are adequate for the treatment of the scheduled process feed material and the recovery of gold in doré as forecast in the production plan.

Micon has reviewed the economics of the San Francisco operation and concludes that it is viable and meets the criteria for publication of a mineral reserve.

Given the known extent of mineralization on the property, compared to the amount of mining activity, the San Francisco project has the potential to host further deposits or lenses of gold mineralization, similar in character and grade to those exploited in the past, outside the present resource base.

Micon has reviewed the proposed exploration program for the property and, in light of the observations made in this report, supports the concepts as outlined by TMM/Timmins. Given the prospective nature of the property, it is Micon’s opinion that the San Francisco project merits further exploration and that TMM/Timmins’ proposed exploration plans are properly conceived and justified.

Micon agrees with the general direction of TMM/Timmins’ exploration and development program for the property and makes the following additional recommendations:

1)

Micon recommends that as Timmins continues to define the mineralized lenses in its new model for the deposit, it snaps the interpretation to the drill holes for better definition and interpretation accuracy of the mineral lenses

2)	Micon recommends that Timmins composites the grades within each mineralized lense rather than from the collar of the drill hole down to the toe as is now the case.

2.0 INTRODUCTION

At the request of Mr. Arturo Bonillas, President and Mr. Bruce Bragagnolo, CEO of Timmins Gold Corp. (TSX-V:TMM) (TMM), Micon International Limited (Micon) has been retained to provide an audit of the current internal resource and reserve estimates and an update of its 2010 Technical Report on the San Francisco gold project in the state of Sonora, Mexico. The previous Micon Technical Report was entitled “NI 43-101 Technical Report on the Updated Resources and Reserves and Mine Plan for the San Francisco Gold Mine, Sonora, Mexico” and dated November 30, 2010. That Technical Report was filed by TMM on the System for Electronic Document Analysis and Retrieval (SEDAR) which is an electronic filing system developed for the Canadian Securities Administrators (CSA).

TMM advises that it holds its interest in the San Francisco property through its wholly-owned Mexican subsidiary Timmins Goldcorp Mexico, S.A. de C.V. (Timmins) which holds thirteen mining concessions through a wholly-owned subsidiary, Molimentales del Noroeste de S.A. de C.V. (Molimentales).

In this Technical Report, TMM and its subsidiary Timmins are used interchangeably and for the purposes of the report are considered to be one and the same.

The current study is based on the resource and reserve estimates and mine plan prepared in-house by Timmins and Molimentales personnel and their consultants. Micon has audited the resource and reserve estimates as well as conducting a review of the mine plan and its various components. The material in this report was derived from a number of sources in addition to the material provided by TMM/Timmins and these sources are noted in Section 28 of this report. A site visit was conducted by Micon between July 18 and 21, 2011, during which the resources and reserves as well as various aspects of the operation and mine plan were discussed. The current and future exploration programs were discussed as well. The site visit included a tour through the open pit, leach pad, crushing circuit and the process plant.

The qualified persons responsible for the preparation of this report are Mr. William J. Lewis, B.Sc., P.Geo., Ing. Alan J. San Martin, MAusIMM (CP)., Mr. Mani Verma, P.Eng., Mr. Christopher R. Lattanzi, P.Eng., and Mr. Richard M. Gowans, P.Eng.

Mr. Lewis conducted the July, 2011 site visit. Messrs. Verma, Lattanzi, San Martin, and Gowans conducted their desk top reviews in Toronto based on the information provided to them by TMM/Timmins.

Mr. Lewis, a Senior Geologist with Micon, is responsible for the independent summary and review of the exploration on the San Francisco project, the comments on the propriety of Timmins’ exploration drilling program, the plans and budget for the next phase of exploration and the review of Timmins Quality Assurance/Quality Control (QA/QC) program at the mine site. Mr. Lewis and Mr. San Martin, a Mineral Resource Modeller with Micon, conducted the review and audit of the resource estimate.

Mr. Verma and Mr. Lattanzi, both Associate Mining Engineers with Micon, are responsible for the review of the mine plan, production scheduling, operations and the terms of the existing mining contract. Mr. Lattanzi also reviewed the capital and operating cost estimates for the project and compiled the discounted cash flow and sensitivity analyses used to evaluate project economics. Mr. Gowans, President and Principal Metallurgist of Micon, reviewed the metallurgical aspects of the San Francisco project.

All currency amounts are stated in US dollars (USD) or Mexican pesos (MXN), as specified, with costs and commodity prices typically expressed in US dollars. Quantities are generally stated in metric units, the standard Canadian and international practice, including metric tons (tonnes, t) and kilograms (kg) for weight, kilometres (km) or metres (m) for distance, hectares (ha) for area, grams (g) and grams per metric tonne (g/t) for gold and silver grades (g/t Au, g/t Ag). Wherever applicable, Imperial units have been converted to Système International d’Unités (SI) units for reporting consistency. Precious metal grades may be expressed in parts per million (ppm) or parts per billion (ppb) and their quantities may also be reported in troy ounces (ounces, oz), a common practice in the mining industry. A list of abbreviations is provided in Table 2.1. Appendix 1 contains a glossary of mining and other related terms.

The review of the San Francisco project was based on published material researched by Micon, as well as data, professional opinions and unpublished material submitted by the professional staff of TMM/Timmins or its consultants. Much of these data came from reports prepared and provided by TMM/Timmins.

Micon does not have nor has it previously had any material interest in TMM, Timmins or related entities. The relationship with TMM and Timmins is solely a professional association between the client and the independent consultant. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report.

This report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

This report is intended to be used by TMM subject to the terms and conditions of its agreement with Micon. That agreement permits TMM to file this report as a Technical Report with the Canadian Securities Administrators pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities laws, any other use of this report, by any third party, is at that party’s sole risk.

Table 2.1
List of Abbreviations

Name	Abbreviation	Name	Abbreviation
Accurassay Laboratories	Accurassay	Metre(s)	m
Acme Analytical Laboratories Ltd.	ACME	Mexican peso	MXN
Adsorption/desorption/reactivation	ADR	Micon International Limited	Micon
ALS-Chemex Laboratories	ALS-Chemex	Million (eg million tonnes, million ounces, million years)	M (Mt, Moz, Ma)
Canadian Institute of Mining, Metallurgy and Petroleum	CIM	Milligram(s)	mg
Canadian National Instrument 43-101	NI 43-101	Millimetre(s)	mm
Canadian Securities Administrators	CSA	Molimentales del Noroeste de S.A. de C.V.	Molimentales
Centimetre(s)	cm	North American Datum	NAD
Compania Fresnillo S.A. de C.V.	Fresnillo	Net present value, at discount rate of 8%/y	NPV, NPV8
Defiance Mining Corporation	Defiance	Net smelter return	NSR
Degree(s), Degrees Celsius	[o] ,[o]C	Not available/applicable	n.a.
Digital elevation model	DEM	Ounces (troy)/ounces per year	oz, oz/y
Dirección General de Minas	DGM	Parts per billion, part per million	ppb, ppm
Discounted cash flow	DCF	Percent(age)%
Diversified Drilling, S.A. de C.V.	Diversified	Quality Assurance/Quality Control	QA/QC
Explotaciones Mineras Del Noroeste S.A. de C.V.	Explotaciones Mineras	Run of mine	ROM
Geomaque de Mexico, S.A. de C.V.	Geomaque de Mexico	Servicios Industriales Peñoles, S.A. de C.V.	Peñoles
Geomaque Explorations Inc.	Geomaque	SGS Mineral Services	SGS
Golder Associates Ltd.	Golder Associates	Sol & Adobe Ingenieros Asociados S.A. de C.V.	Sol & Adobe.
Grams per metric tonne	g/t	Specific gravity	SG
Hectare(s)	ha	Square kilometre(s)	km2
Inch(es)	in	System for Electronic Document Analysis and Retrieval	SEDAR
Independent Mining Consultants, Inc.	IMC	Three-dimensional	3-D
Inductively Coupled Plasma – Emission Spectrometry	ICP-ES	Timmins Gold Corp.	TMM
Internal diameter	ID	Timmins Goldcorp Mexico, S.A. de C.V.	Timmins
Internal rate of return	IRR	Tonne (metric)/tonnes per day	t, t/d
Impuesto al Valor Agregado (or VAT)	IVA	Tonne-kilometre	t-km
Kappes, Cassiday and Associates	Kappes Cassiday	Tonnes per cubic metre	t/m3
Kilogram(s)	kg	TSL Laboratories Inc.	TSL
Kilometre(s)	km	United States Dollar(s)	USD
Life of mine	LOM	Universal Transverse Mercator	UTM
Litre(s)	L	Value Added Tax or Impuesto al Valor Agregado	VAT or IVA
McCelland Laboratories Inc.	McCelland	Year	y
METCON Research Inc.	METCON

The conclusions and recommendations in this report reflect the authors’ best independent judgment in light of the information available to them at the time of writing. The authors and Micon reserve the right, but will not be obliged, to revise this report and conclusions if additional information becomes known to them subsequent to the date of this report. Use of this report acknowledges acceptance of the foregoing conditions.

3.0 RELIANCE ON OTHER EXPERTS

Micon has reviewed and analyzed data provided by TMM and Timmins, its consultants and the previous operator of the project, and has drawn its own conclusions therefrom, augmented by its direct field examination. Micon has not carried out any independent exploration work, drilled any holes or carried out an extensive program of sampling and assaying on the property. Previous sampling (Lewis, 2006) was conducted to independently substantiate the mineralization at the San Francisco project and further samples were not obtained during the 2006, 2007, 2010 or 2011 site visits.

Micon has reviewed and audited the work conducted by TMM and Timmins on the resource and reserve estimates, the mine plan and other material related to the operating San Francisco mine.

While exercising all reasonable diligence in checking, confirming and testing it, Micon has relied upon Timmins’ presentation of the project data, including data from the previous operator, in formulating its opinion with respect to the San Francisco property.

Micon offers no legal opinion as to the validity of the title to the mineral concessions claimed by TMM and its wholly-owned Mexican subsidiaries, Timmins and Molimentales. A description of the property, and ownership thereof, is provided for general information purposes only. A legal opinion regarding the mineral concessions and its subsidiaries was provided to Micon by Timmins. This legal opinion was prepared in conjunction with the public offering of common shares held by funds managed or advised by Pacific Road Capital Management Pty. Limited. The recent legal opinions are dated July 12 and 15, 2011 and were prepared and executed by Roberto Herrera Piñon in Hermosillo, Mexico. The legal opinions are located in Appendix 2 of this report.

The existing environmental conditions, liabilities and remediation have been described where required by NI 43-101 regulations. These statements are provided for information purposes only and Micon offers no opinion in this regard.

The existing contracts regarding the sale of bullion and any other products produced by the Timmins operations have been described where required by NI 43-101 regulations. These statements are provided for information purposes only and Micon offers no opinion regarding the legal interpretation of these contracts.

The descriptions of geology, mineralization and exploration used in this report are taken from reports prepared by various companies or their contracted consultants, as well as from various government and academic publications. The conclusions of this report rely in part on data available in published and unpublished reports supplied by the companies which have conducted exploration on the property, and information supplied by Timmins. The information provided to Timmins was supplied by reputable companies and Micon has no reason to doubt its validity.

Micon is pleased to acknowledge the helpful cooperation of Timmins management and consulting field staff, all of whom made any and all data requested available and responded openly and helpfully to all questions, queries and requests for material.

Some of the figures and tables for this report were reproduced or derived from historical reports written on the property by various individuals and/or supplied to Micon by TMM and Timmins. Most of the photographs were taken by the authors of this report during their respective site visits. In the cases where photographs, figures or tables were supplied by other individuals or TMM and Timmins they are referenced below the inserted item.

4.0 PROPERTY DESCRIPTION AND LOCATION

4.1 GENERAL

Timmins’ San Francisco property is located in the north central portion of the Mexican state of Sonora, which borders on the American state of Arizona, and is approximately 150 km north of the city of Hermosillo, the capital of Sonora. The latitude and longitude for the project site are approximately 30°21’13” N, 111°06’52” W. The UTM coordinates are 3,357,802 N, 489,017 E and the datum used was NAD 27 Mexico. The project is located 2 km west of the town of Estación Llano and is accessed via Mexican State Highway 15 (Pan American highway) from Hermosillo.

The term San Francisco project refers to the area related to the exploitation concessions controlled by TMM, while the term San Francisco property refers to the entire land package (mineral exploitation and exploration concessions) under TMM’s control. The location of the San Francisco property is shown in Figure 4.1.

4.2 OWNERSHIP

TMM advises that it holds the San Francisco project, which consists of 13 mining concessions, through its wholly-owned Mexican subsidiary. All the concessions are contiguous and each varies in size for a total property area of 44,442.72 hectares (ha). In late 2005, the original Timmins II concession was subdivided into two concessions (Timmins II Fraccion Sur and Pima) as part of separate exploration strategies for the original Timmins II concession. All concessions are subject to a bi-annual fee and the filing of reports in May of each year covering the work accomplished on the property between January and December of the preceding year.

The information for the thirteen concessions is summarized in Table 4.1. A map of the mineral concessions for the San Francisco property is provided in Figure 4.2.

Timmins advises that it acquired the first seven concessions, covering the San Francisco mine, through its purchase of Molimentales in April, 2007.

In 2006, Timmins signed a temporary occupancy agreement with an agrarian community (Ejido) in Mexico called Los Chinos whereby Timmins was granted access privileges to 674 ha, the use of the Ejido’s roads, as well as being able to perform all exploration work on the area covered by the agreement. The agreement is for a period of 10 years with an option to extend the access beyond the 10-year period. As consideration for the Ejido granting access to a portion of its land, Timmins paid it the sum of USD 30,000.

Figure 4.1
San Francisco Project Location Map

Figure provided by Timmins Goldcorp Mexico, S.A. de C.V.

Table 4.1
San Francisco Project, Summary of Mineral Concessions

Mineral Concession Name	Title Number	Owner	Location (UTM Nad 27 Mex)	Mineral Concession Type[2]	Area (hectares)	Location Date	Expiry Date[2]	Bi-Annual Fee (USD)[3]
San Francisco	198971	Molimentales del Noroeste, S.A de C.V.	488,675.174 E 3,359,396.801 N	Mining Concession	48.0000	Nov 13, 1993	Feb. 10, 2044	500
San Francisco Dos	209618	Molimentales del Noroeste, S.A de C.V.	488,675.174 E 3,359,396.801 N	Mining Concession	315.6709	Dec 4, 1996	Aug. 2, 2049	3,194
San Francisco Cuatro	219301	Molimentales del Noroeste, S.A de C.V.	488,675.174 E 3,359,396.801 N	Mining Concession	5,189.7041	Aug 18, 2000	Feb. 25, 2053	29,826
Llano II	197203	Molimentales del Noroeste, S.A. de C.V.	483,652.702 E 3,356,290.081 N	Mining Concession	500.0000	Oct 23, 1986	Aug. 18, 2043	5,063
Llano III	197202	Molimentales del Noroeste, S.A de C.V.	483,652.702 E 3,356,290.081 N	Mining Concession	500.0000	Oct 23, 1986	Aug. 26, 2043	5,063
Llano IV	222787	Molimentales del Noroeste, S.A. de C.V.	488,675.174 E 3,359,396.801 N	Mining Concessio	500.0000	May 17, 2004	Aug 30, 2054	1,438
Llano V	222788	Molimentales del Noroeste, S.A. de C.V.	483,652.702 E 3,356,290.081 N	Mining Concession	500.0000	May 17, 2004	Aug 30, 2054	1,438
Timmins	226519	Timmins Goldcorp México, S.A. de C.V.	488,675.174 E 3,359,396.801 N	Mining Concession	337.0000	Aug. 26, 2005	Jan. 23, 2056	530
Timmins III Fraccion [1]	227237	Timmins Goldcorp México, S.A. de C.V.	481,529.246 E 3,371,837.280 N	Mining Concession	346.0004	Feb. 15, 2006	May 25, 2056	544
Timmins III Fraccion [2]	227238	Timmins Goldcorp México, S.A. de C.V.	481,529.246 E 3,371,837.280 N	Mining Concession	54.2835	Feb. 15, 2006	May 25, 2056	90
Timmins II Fraccion Sur [1]	228260	Timmins Goldcorp México, S.A. de C.V.	488,675.174 E 3,359,396.801 N	Mining Concession	20,370.0604	Nov. 17, 2005	Mar. 13, 2056	31,020
Pima [1]	228261	Timmins Goldcorp México, S.A. de C.V.	486,058.775 E 3,375,493.728 N	Mining Concession	15,772.0000	Nov. 17, 2005	Mar. 13, 2056	24,002
La Mexicana [4]	191137	Molimentales del Noroeste, SA de CV	487,910,487 E 3’363,995.686 N	Mining Concession	10.0000	April, 29, 1991	April 28, 2041	110
Total:	-	-	-	-	44,442.7193	-	-	102,818

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.
Notes:
[1]	The Timmins II claim, originally staked with a surface of 39.403.0000 ha., was titled for the Direccion General de Minas (DGM), after survey works, with a surface of 36,142.0604 ha. In 2008, due to a change in exploration strategy, the Timmins II claim was divided into two claims, Timmins II Fraccion Sur and Pima.
[2]	In 2006 the mining law was modified and the distinction between exploitation concessions and exploration concessions was abolished. Therefore all concessions granted by the DGM as of 2006 are legally “mining concessions”. The amendment to the mining law also granted the new mining concessions for a term of 50 years which is the same length of time granted to the old exploitation concessions under the mining law before the amendment.
[3]	Fees are estimated in US dollars based on payments in 2011. Inflation and other factors are considered by the Mexican government each year.
[4]	La Mexicana concession, with a surface area of 10.0000 ha located 8 km to the north of the San Francisco mine was recently acquired by Molimentales and forms part of the thirteen exploration targets known in the metamorphic sequence at the north of the mine. The concession was acquired by means of a payment completed by Molimentales and it is in the process of changing the name in the title.

Figure 4.2
San Francisco Property (Concessions) Map

Figure provided by Timmins Goldcorp Mexico, S.A. de C.V.

During August and September, 2009, Molimentales acquired the 800 ha of surface land on which the San Francisco mine is located, by means of five purchase agreements covering every one of the Ejido Jesus Garcia Heroe de Nacozari’s five former parcels that altogether form the 800 ha. Timmins and/or Molimentales paid the former Ejido members, as consideration for the purchase of the 5 parcels, the amount of USD 1 million.

In September, 2011, Molimentales acquired 732 ha from El Ejido Los Chinos, which was originally part of an exploration agreement signed in 2006.

Other parties control two mineral concessions which are contained within the area of the mineral concessions owned by Timmins but neither of these concessions impacts the main area of the San Francisco project.

On February 23, 2011, TMM announced that it had staked an additional 95,000 ha of claims along the highly prospective Sonora-Mojave Megashear structural province in northern Sonora. TMM has continued to stake additional concessions since February and the total additional regional mineral concessions now amount to approximately 152,279.6 ha.

The information for the regional mineral concessions staked by Timmins is summarized in Table 4.2. A map of the regional concessions is provided in Figure 4.3.

On July 6, 2011, Molimentales acquired (through a straight purchase) a 10-ha mineral concession called La Mexicana by paying the vendor, Mr.Agustin Albelais, a buy-out price of USD 250,000. This straight purchase agreement is currently in the process of being filed with the Mexican Federal Mining Registrar. Prior to this purchase the La Mexicana mineral concession was the last area in the metamorphic package that did not belong to Timmins.

4.3 MEXICAN MINING LAW

When the Mexican mining law was amended in 2006, all mineral concessions granted by the Dirección General de Minas (DGM) became simple mining concessions and there was no longer a distinction between mineral exploration or exploitation concessions. A second change to the mining law resulted in all mining concessions being granted for a period of 50 years, provided that the concessions remained in good standing. As part of the second change all former exploration concessions which were previously granted for a period of 6 years became eligible for the 50-year term.

Table 4.2
San Francisco Project, Summary of the Regional Mineral Concessions

Mineral Concession Name	Title Number	Owner	Location (UTM Nad 27 Mex)	Mineral Concession Type	Area (hectares)	Location Date	Expiry Date	Bi-Annual Fee (USD)
Norma	229257	Timmins Goldcorp Mexico, SA de CV	452,096,625 E 3,365,740.855 N	Mining Concession	15,568.8073	March, 27th 2007	March 26, 2057	22,250
Patricia	229241	Timmins Goldcorp Mexico, SA de CV	423,787.078 E 3,333,878.085 N	Mining Concession	3,539.4141	March 23th 2007	March 26, 2057	5,059
El Exito	236707	Timmins Goldcorp Mexico, SA de CV	472,205,063 E 3,348,823,297 N	Mining Concession	5,725.4177	Aug, 24th 2010	24/8/60	2,807
El Picacho	11 claims	Timmins Goldcorp Mexico, SA de CV	472,205,063E 3,348,823,297N	Mining Concession	702.9442	From 1993 to 2000	From 2043 to 2050	7,083
*TMM Fraccion I	082/34575	Timmins Goldcorp Mexico, SA de CV	459,380.873 E 3,386,624.147 N	Mining Concession	62,805.0000	Oct,15th 2010	2060	29,004
*TMM Fraccion II	082/34575	Timmins Goldcorp Mexico, SA de CV	459,380.873 E 3,386,624.147 N	Mining Concession	9,156.0000	Oct,10th 2010	2060	4,228
*TMM Fraccion III	082/34575	Timmins Gold Corp México, SA de CV	459,380.873 E 3,386,624.147 N	Mining Concession	64.0000	Oct, 10th 2010	2060	29
*Dulce I	082/34593	Timmins Goldcorp Mexico, SA de CV	503,058.158 E 3’384,863.624 N	Mining Concession	4,325.6836	Nov, 5th 2010	2060	1,998
*Timmins Este	082/36175	Timmins Goldcorp México, S.A. de C.V.	492,262.174 E 3’359,796.801 N	Mining Concession	31,172.5195	May, 6th 2011	2061	2,2834
Pima Sur	238033	Timmins Goldcorp México S.A. de C.V.	472,205,063 E 3,348,823.297 N	Mining Concession	19,219.8624	July, 11th 2011	July, 12th 2061	8,876
Total:	-	-	-	-	152,279.6488	-	-	104,168

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Notes: The Picacho property comprises a group of 11 claims under an option contract with Timmins Goldcorp Mexico. The area covered for these claims is a total of 702.9442 ha. The 11 claims comprising the El Picacho group are: El Rincon, El Sol, El Zapo Fraccion 1, El Zapo Fraccion 2, La Uno, El Uno A, El Uno D Rincon Dos, El Mar and El Rin.

*Recently staked by Timmins Goldcorp Mexico, SA de CV. Surveys have been completed and registration of title is being processed.

Figure 4.3
San Francisco Project Regional Mineral Concessions Map

TMM FRACC 3
TMM FRACC 2
TMM FRACC 1
TMM FRACC 1
EL CHANATE
LA JOJOBA
LLUVIA DE ORO
N
DULCE
PIMA
EL DURAZNO
NORMA
PIMA SUR
TIMMINS
SAN FRANCISCO MINE
TIMMINS ESTE
EL EXITO
EL BOLUDO
EL PICACHO
CERRO COLORADO
LAS ANIMAS
PATRICIA
3420,000 N
3380,000 N
3340,000 N
400,000 E
440,000 E
480,000 E
EXPLANATION
San Francisco Group
Regional Concessions
Graphic Scale
0
15 km

Figure provided by Timmins Goldcorp Mexico, S.A. de C.V.

For any concession to remain valid, the bi-annual fees must be paid and a report has to be filed during the month of May of each year which covers the work conducted during the preceding year. Concessions are extendable provided that the application is made within the five-year period prior to the expiry of the concession and the bi-annual fee and work requirements are in good standing. The bi-annual fee, payable to the Mexican government for Timmins to hold the group of contiguous mining concessions for the San Francisco operations is USD 102,818. The bi-annual fee for Timmins to hold the group of contiguous mining concessions which comprise the regional mineral property is USD 104,168.

All mineral concessions must have their boundaries orientated astronomically north-south and east-west and the lengths of the sides must be one hundred metres or multiples thereof, except where these conditions cannot be satisfied because they border on other mineral concessions. The locations of the concessions are determined on the basis of a fixed point on the land, called the starting point, which is either linked to the perimeter of the concession or located thereupon. Prior to being granted a concession, the company must present a topographic survey to the DGM within 60 days of staking. Once this is completed the DGM will usually grant the concession. The starting point (white cairn on the hilltop) for one of the mineral concessions comprising the San Francisco project is shown in Figure 4.4.

Figure 4.4
View of the Starting Point for One of the Concessions on the San Francisco Property

4.4 PERMITTING AND ENVIRONMENTAL

Since the San Francisco project is located on a number of concessions upon which mining has previously been conducted, all exploration work continues to be covered by the environmental permitting already in place and no further notice is required to be given to any division of the Mexican government. The specific environmental permitting of the San Francisco mine site was obtained in December, 2007, via an environmental assessment, and it is valid for the duration of the seven mining concessions that comprise the mine, provided that Molimentales keeps the permitting in good standing. Water for any drilling programs at the San Francisco project is obtained from the on-site water wells.

Micon is unaware of any outstanding environmental liabilities attached to the San Francisco project and is unable to comment on any remediation which may have been undertaken by previous owners.

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1 ACCESSIBILITY

The San Francisco property is readily accessible from Hermosillo, the state capital of Sonora, via Mexican State Highway 15 (Pan American Highway), north from Hermosillo for 150 km. The property is 120 km south of the United States/Mexico border city of Nogales, also on Highway 15. The San Francisco mine site is 2 km west of the town of Estación Llano. The major population centre for the region is Magdalena de Kino (Magdalena) to the north with a population of over 50,000 inhabitants. Figure 5.1 is a view of the San Francisco mine from Highway 15 driving south towards Hermosillo.

Figure 5.1
San Francisco Mine as Viewed from Highway 15 Driving South

The mineral concessions are located approximately due west and north of Estación Llano, with the closest accommodations being in Santa Ana, a small city located to the north on Highway 15.

5.2 LOCAL RESOURCES AND INFRASTRUCTURE

Timmins maintains guarded gates across the access road to the mine and immediate project area. Exploration can be conducted year round, with the desert monsoon season occurring between July and September. Materials needed to supply the mine are transported by either truck (utilizing Mexican State Highway 15) or by rail (utilizing the Ferrocarril del Pacifico railway), both of which pass through the community of Estación Llano.

Timmins has been granted the temporary occupation of surface rights at the San Francisco mine by the DGM for the duration of the exploitation concessions. In the case of an exploration concession, the holder is granted temporary occupancy for the creation of land easements needed to carry out exploration for the duration of the mineral concession. In order to commence mining, the holder of the concession is required to negotiate the surface rights with the legal holder of these rights or to acquire the surface rights through a temporary expropriation.

Water for the drilling programs is available from three wells located on the mine site. The water table in the area of the mine is approximately 25 m below the surface. A typical water well is shown in Figure 5.2.

The surrounding cities and towns supply the majority of the workers, with the professional staff coming from other parts of Mexico.

The site consists of all the necessary infrastructure to maintain and operate the equipment and mine.

Figure 5.2
View of the Water Well Located on the San Francisco Project

5.3 CLIMATE AND PHYSIOGRAPHY

The project is located in the Arizona-Sonora desert in the northern portion of the Mexican state of Sonora. The climate at the project site ranges from semi-arid to arid. The average ambient temperature is 21°C, with minimum and maximum temperatures of -5ºC and 50ºC, respectively. The average rainfall for the area is 330 mm with an upper extreme of 880 mm.

The wet season or desert monsoon season is between July and September and heavy rainfall can hamper exploration at times.

The San Francisco property is situated within the southern Basin and Range physiographic province, which is characterized by elongate, northwest-trending ranges separated by wide alluvial valleys. San Francisco is located in a relatively flat area of the desert with the topography ranging between 700 and 750 m above sea level.

The desert vegetation surrounding the San Francisco mine is composed of low lying scrub, thickets and various types of cacti, with the vegetation type classified as Sarrocaulus Thicket. The state of Sonora is well known for its mining and cattle industries, although US manufacturing firms are starting to move into the larger centres as a result of the North American Free Trade Agreement (NAFTA). See Figure 5.3 for a view of the desert surrounding the San Francisco property.

Figure 5.3
View of the Sonora Desert Surrounding the Property

6.0 HISTORY

6.1 SAN FRANCISCO PROPERTY AND GOLD MINE

The San Francisco gold mine is a past producing heap leach operation which was in production originally between 1995 and 2002. However, during the last two years of operation, gold was being recovered from the leach pads only, with no mining being conducted from the San Francisco and La Chicharra open pits.

Placer mining and small scale underground mining began in the San Francisco mine area during the early 1940s. This limited work drew Fresnillo to the area in 1983. In 1985, three diamond drill holes and 30 conventional percussion drill holes were completed on the property. The results of these drill holes were encouraging enough to warrant additional diamond drilling during 1986. In 1987, 540 m of underground development was conducted, including a decline and a number of drifts and cross-cuts. The decline was completed to the 685 m elevation above sea level, where numerous 1.8 by 1.5 m drifts and cross-cuts were developed. Fresnillo drilled 10 diamond drill holes and 25 reverse circulation drill holes in 1988, and an additional 226 reverse circulation holes in 1989. Metallurgical testing and an induced polarization survey were also completed in 1989. In 1990 and 1991, Fresnillo completed an additional 108 reverse circulation drill holes. Fresnillo decided to sell the property in 1992, at which time it was acquired by Geomaque. See Figure 6.1 for an example of one of the rotary drill site locations southeast of the main pit. As part of the Geomaque purchase, Fresnillo retained a 3% NSR royalty and the option to re-acquire a 50% interest by paying Geomaque twice the amount which it had expended. Geomaque completed a feasibility study in 1993 and drilled a further 69 reverse circulation drill holes in 1994. Geomaque acquired the NSR royalty and option back from Fresnillo in 1995 for USD 4,700,000.

Geomaque conducted its activities in Mexico through its subsidiaries, Geomaque de Mexico, S.A. de C.V. (Geomaque de Mexico) and Mina San Francisco, S.A. de C.V. (Mina San Francisco).

Geomaque began construction of the San Francisco mine in 1995, with production beginning late in that year. Production began at the rate of 3,000 t/d of ore or 30,000 oz/y of gold. As a result of the discovery of additional reserves, an expansion of the mining fleet, crushing system and gold recovery plant was undertaken in an effort to increase production to 10,000 t/d of ore. Due to the prevailing market conditions in February, 2000, Geomaque announced a revised mine plan whereby higher grade ore with a lower stripping ratio would be mined from the San Francisco pit and the La Chicharra deposit, which is located west of the San Francisco pit.

The San Francisco area contained the El Manto, the San Francisco, the En Medio and the El Polvorin deposits. All of these deposits were later incorporated into the main San Francisco pit. The La Chicharra zone was mined during the last two years of production as a second pit.

Figure 6.1
Location of One of the Rotary Drill Sites Located to Southeast of the Main Pit

Mining ended and the operation entered into a leach only mode in November, 2000. In May, 2002, the last gold pour was conducted, the plant was mothballed, and clean-up activities at the mine site began. See Figure 6.2 for a photographic overview of the San Francisco pit and leach pad taken from a hill to the southwest of the mine site prior to the current phase of production.

Figure 6.2
View of the San Francisco Gold Mine with Estación Llano in the Background

In 2001, to settle debts related to lease arrangements of construction equipment to Geomaque de Mexico, Butler Machinery Co. (Butler) accepted a payment of USD 500,000, the proceeds in excess of USD 500,000 on the sale of certain equipment from the San Francisco mine and a 1% net smelter return (NSR) royalty on any future gold production from the unmined resources in the main pit of the San Francisco mine. No present value was ascribed to the rights at the time of the agreement. Micon has been advised by Timmins that the agreement between Geomaque and Butler has ended and that it has received an opinion that the property was transferred to Molimentales free of any royalties. It is the opinion of Timmins solicitors that Timmins has free and clear title to the equipment on the property and no obligations to pay any NSR royalties.

Geomaque signed a Surface Rights Agreement with a group of rights holders (the Ejido Jesus Garcia Heroe De Nacozari (Ejido Jesus Garcia)). Based on a letter agreement dated July 7, 1999, the Ejido Jesus Garcia agreed to transfer to the company a surface area of 800 ha, for a total consideration of USD 1,000,000, of which USD 75,000 was due and payable on signing of the agreement. The letter agreement and its efficacy were the subject of litigation between Geomaque and the Ejido Jesus Garcia, whereby the company sought to have the agreement declared void, its deposit returned and other remedies, and the Ejido Jesus Garcia sought to have the agreement held effective and sought, inter alia, the payment of the balance of the purchase price and other relief.

In the summer of 2003, Geomaque sought and received shareholder approval to amalgamate the corporation under a new Canadian company, Defiance Mining Corporation (Defiance).

On November 24, 2003, Defiance sold its Mexican subsidiaries, Geomaque de Mexico and Mina San Francisco, to the Astiazaran family and their private Mexican company for a total consideration of USD 235,000. The Mexican subsidiaries held the San Francisco gold mine and the sale relieved Defiance of long-term liabilities totalling USD 1,900,000, including a USD 925,000 surface rights purchase obligation, approximately USD 760,000 in reclamation provisions and other payables totalling USD 263,000. The litigation of the surface rights between the Ejido Jesus Garcia and Geomaque de Mexico was settled in favour of Geomaque de Mexico on January 20, 2005. Geomaque de Mexico was granted by the DGM the temporary occupation of surface rights at the San Francisco mine for the duration of the exploitation concessions.

Since June, 2006, the Astiazaran family and their company, Desarrollos Prodesa S.A. de C.V. (Prodesa) retained ownership of the waste dumps and the original leach pads, and have been extracting sand and gravel intermittently for use in highway construction and other construction projects. See Figure 6.3 for a view of gravel extraction from the original leach pads at the San Francisco mine site. The extraction of sand and gravel material from the original leach pads was ongoing during Micon’s July, 2011 site visit to the San Francisco mine.

Figure 6.3
Extraction of Gravel from the Original Leach Pads for Construction Use

TMM was incorporated on March 17, 2005 under the Business Corporations Act of British Columbia. TMM originally acquired the exploitation concessions covering the San Francisco project through its wholly-owned Mexican subsidiary, Timmins, via an option agreement with Geomaque de Mexico on April 18, 2005. That option agreement was subsequently superseded by an acquisition agreement. Initially, Timmins had the option to earn a 50% interest in the exploitation concessions by spending USD 2,500,000 on exploration and development over a two-year period and, after Timmins had earned its interest, the property would be operated as a joint venture with Timmins as the operator.

In a press release dated March 19, 2007, TMM announced that it had agreed to increase its interest from 50% and had entered into an agreement to acquire a 100% interest in Molimentales, a company specifically formed to own 100% of the past producing SanFrancisco mine.

On October 29, 2007, TMM announced, in a press release, that it had paid the full and final USD 2.5 million to complete the acquisition of the San Francisco mine.

During August and September, 2005, Timmins conducted a drilling program comprised of 14 reverse circulation (RC) holes, based on the results of previous drilling conducted by both Fresnillo and Geomaque. The 2005 RC drilling program focused on confirming and exploring extensions of the gold mineralization to the northwest and southeast of the existing San Francisco pit. The results of the drilling program confirmed the extension of the gold mineralization to the northwest beyond the limits of the present pit and the presence of a higher grade gold zone. To the southeast, the 2005 drilling results did not confirm the previous drilling conducted by Geomaque, with only erratic values detected. However, drill hole TF-06 ended in 6.10 m averaging 2.817 g/t gold and this drill hole will be re-interpreted as part of a future exploration program focusing on reassessing the mineralization to the southeast.

In 2006, Timmins conducted an intensive exploration drill program which was based on the analysis of Geomaque’s drilling results, the 2005 Timmins drill results, the geological and geochemical data and a structural re-interpretation of the gold mineralization controls within the known deposit. The drilling program consisted of 28 reverse circulation and 28 diamond drill holes within three general target areas. The first area covered by the drilling program was the immediate area north and northwest of the existing San Francisco pit, with a particular emphasis placed on drilling in the area covered by the former crusher. The second area covered by the 2006 drilling program was located to the north and south of the La Chicharra pit. The La Chicharra pit was the second pit mined by Geomaque at the project site and is located west of the San Francisco pit on the other side of a small mountain. The third area covered by the drill program investigated places where direct observations by Timmins geologists and previous geological mapping indicated favourable lithology, hydrothermal alteration and geochemical results for the continuation of the mineralization. The details of the 2006 exploration program and its results were discussed in a February, 2007, Technical Report entitled “NI 43-101 Technical Report and Resource Estimate for the San Francisco Gold Property, Estación Llano, Sonora, Mexico.” This report was filed on the SEDAR website on February 27, 2007 by TMM.

During 2007, Timmins conducted field work and exploration drilling to evaluate the extent of the gold mineralization in other zones on the property. This program was primarily concentrated to the north of the existing San Francisco pit limits and to the north of the La Chicharra pit. Forty holes totalling 4,838 m of core drilling were completed in this program which also included 1,327 m of condemnation drilling west of the original leach pads. In the previous “NI 43-101 F1 Technical Report on the Preliminary Feasibility Study for the San Francisco Gold Project, Sonora, Mexico” dated on March 31, 2008, a portion of this work was included, but not the conclusions and interpretation of the geophysical and geochemical survey.

The geochemical survey results were not available for the March, 2008, report; they are discussed here for completeness in reporting the program results. In 2007 and early 2008, geochemical surveys were conducted over the area occupied by the package of igneous and metamorphic rocks within the concessions. A total of 222 chip samples and 2,697 soil samples were collected. The sampling covered an area of just over 60 km2 using a sampling grid of 100 m x 50 m, oriented 25° E. Most of the area is covered by alluvium and the presence of the igneous-metamorphic package has been interpreted and defined from isolated outcrops distributed in the area (80 km2).

The results confirmed the targets already identified from historical shallow underground workings developed by former miners along quartz veins containing high gold values.

Extending sampling along the dominant structural trend allowed for new interpretations to identify possible conduits which could be feeder zones. The area covering the favourable lithologic unit between the San Francisco and La Chicharra pits was broadly sampled to identify further potential targets.

During May, 2007, Timmins contracted the Mexican Geological Service to survey 1,227 km of high resolution aeromagnetic lineaments and radiometry and acquired raw data for a further 1,569 km previously surveyed by the same institution which fully covered the surface of the property, over 40,000 hectares. The resolution of the data varies due to the flight height, which ranged between 75 and 100 m, with the lines spaced every 100 m. Information sets were given to Engineering Zonge in Tucson for processing and interpretation.

The conclusion of this study was the definition of the indicative structural lineaments of the tectonic sequence in northern Sonora. For the San Francisco project these lineaments should be correlated with geological and geochemical controls, combined with geological mapping and geochemistry, to identify the best exploration targets for gold and other types of mineralization, particularly in the northern portion of property where the metamorphic package hosts the El Durazno and La Pima mineral areas which are favourable for silver deposits and base metals in a replacement environment within the limestone rocks.

With a view to a more detailed interpretation as mentioned by Zonge in its conclusions, a Natural Source Audio-Frequency Magnetotelluric (NSAMT) survey was completed on the San Francisco mine along the lines 200E, 0, 800W, 1,000W, 1,200W, 1,400W, 1,600W and on the La Chicharra pit along the lines 2,500W and 2,700W. A total of 19.2 km of coverage in 10 survey lines with dipoles of 25 m was completed. Two lines were 2,400 m long and the remainder were 1,800 m.

Lines 800W and 1,000W oriented along the main mineralized zone in the San Francisco pit and line 2,700W on the main mineralized zone of La Chicharra were conducted with the aim of obtaining a geophysical signature for the mineral deposits of San Francisco.

The ten NSAMT lines completed on the San Francisco project provide a detailed image of resistivity changes relating to geology in the vicinity of the San Francisco open pit mine. As this area is centred on a shear zone associated with a thrust fault, the geology is complex. Intrusive rocks are present as pegmatites, granites and gabbros. Gneiss and schist, with what is assumed to be various degrees of alteration, are also present in this zone. Rock property measurements indicate that the resistivities differ between rock types, ranging from intrusive to a metamorphosed host.

In the shear zone, gold is associated to some degree with granite, gneiss and gabbro rocks. Both the La Chichara and the San Francisco pits are located in zones with conductive contacts, however, in contrast, these locations are associated with moderately resistive areas. This difference indicates that, while surface resistivities are high, there is differentiation between resistive rocks (intrusive?) and more conductive rocks (pegmatite or altered rock?) at moderate depth.

Individual 2-D vertical imaged sections suggest that resistive and conductive banding, identified in the vicinity of the San Francisco mine, dips to the northeast. Recent drilling indicates that gold values are typically associated with pyrite in the more resistive intrusive rocks. Except possibly along contacts, conductive geology (possibly altered host rock) may not be important. The resistive trend coincident with the San Francisco peak may be due to the presence of gold in this area, but is not the focus of this project. The shear zone associated with the thrust fault defines the area hosting gold.

The magnetic and radiometric data provide a different view of the geology. Magnetic high values are associated with the San Francisco pit. The contact between magnetic highs and magnetic lows appears to match the resistive trends identified previously. In contrast to the San Francisco pit, the La Chichara pit is located in a zone of magnetic lows. The difference here could simply be due to the intrusive rock hosting primary gold values in each pit. For example, the rock properties demonstrate that the gabbro (at 550 uCGS) has over 100 times the magnetic susceptibility of granite (at 3 uCGS). However, drilling results along Line 800 suggest that both rock types may host gold. Based on these observations, it would be expected that the granite would be the primary source of gold in the San Francisco pit, with gabbro at the La Chicharra pit. Gneiss may host gold at either site.

Radiometric data identify trends that match changes in the Total Magnetic Field plan view map, as well as resistive-conductive trends. Radiometric gamma radiation is strongly controlled by conditions at the surface, as radiation from deeper sources is absorbed by overlying geology. The thorium gamma count appears to identify patterns of surface weathering that may relate to outcropping structures. Magnetic and radiometric data in the vicinity of the La Chicharra and San Francisco pits may be controlled by the thrust fault passing through this zone (the 2-D NSAMT imaged sections for Lines 800, 1,400 and 1,600 identify similar contacts associated with this thrust fault, which dip to the northeast). While the San Francisco peak is centred between NSAMT Lines 1,400 and 1,600, the peak itself appears non-magnetic, with the peak and associated ridge, extending to the northwest, defining a boundary between non-magnetic rock (granite or pegmatite for example) to the southwest and more magnetic rock (gabbro and gneiss for example) to the northeast.

The San Francisco pit is clearly located within the magnetic high zone, positioned along a linear contact seen in the radiometric data. In contrast, the La Chicharra pit is located in a non-magnetic zone also positioned along a linear contact observed in the radiometric data. Both pit locations are within the area thought to be the shear zone, and locally in areas characterized by contacts between intrusive (more resistive) and possibly altered (more conductive) rock types. The NSAMT program successfully identified the shear zone and provided sub-surface imaging of geologic trends that have been identified by airborne magnetic and radiometric surveys, in the test area.

Timmins has concluded that the interpretation of NSAMT is a useful indicator of the different lithologies associated with the mineralization or host rock. The linking of areas of high resistivity at the gabbro basement together with the overlying metamorphic sequence that was affected by several phases of tectonism, resulted in large shear zones and/or thrusting of the Precambrian metamorphic rocks over younger rocks, without generating areas of weakness. This resulted principally in high and low angle faulting through which granite bodies have been emplaced, some of which were subjected to compression and tension and consequent fracturing.

At the end of 2008, the services of a structural geologist, Mr. Tony Starling, were recruited to obtain a greater understanding of the structural evolution of the region and in particular the tectonic complex in the San Francisco mine area, and thereby to define the structural controls for the mineralization. The goal of the study was to generate a series of geological and structural criteria that could be applied to the exploration of the property. The work consisted of 10 field days and a further 10 days for the review of existing information and discussions with field geologists. The conclusions from this structural report have assisted Timmins in outlining subsequent exploration programs.

Between 2008 and 2010, Timmins’ exploration programs focused on determining the drill priorities which best achieved its aim of increasing the mineral resources in the areas near the San Francisco and La Chicharra pits, in the area between the two pits and in geochemically anomalous areas along the projection of the San Francisco mineral trend to the northwest. As well, exploration targets to the north of the igneous-metamorphic package were investigated.

During the period from 2008 to the end of July, 2010, a total of 57,753 m in 613 drill holes were completed. Of this total, 48 holes totalling 3,723 m were exploration RAB type holes drilled in the area between the La Chicharra and San Francisco pits and 50 holes totalling 5,207 m were condemnation drilling in the area of the waste piles and new leach pads. Details of these drilling programs were outlined in Section 11 of the November, 2010 Technical Report.

The drilling conducted by Timmins between July, 2010 and June, 2011 is discussed in Section 10.

On March 23, 2011, TMM announced that its common shares were, as of that date, listed for trading on the Toronto Stock Exchange (TSX) and delisted from the TSX Venture Exchange (TSX-V).

6.2 RESOURCE ESTIMATES, HISTORICAL AND RECENT

A discussion regarding the historical mineral resource estimate was contained in a December 20, 2005 Technical Report entitled “Technical Report on the San Francisco Mine Property, Estación Llano, Sonora, Mexico.” The Technical Report was posted to the SEDAR website on April 28, 2006.

The historical resource estimate for the San Francisco mine was superseded by the January, 2007, updated resource estimate by Independent Mining Consultants, Inc. (IMC). In 2006, IMC was asked by Timmins to update/develop a resource block model and to estimate the mineral resources for the San Francisco mine using the historical Geomaque data, along with the results of Timmins’ 2005 and 2006 exploration drilling programs. The resource estimate for the San Francisco mine was completed by IMC in January, 2007.

A new mineral resource and reserve estimate was conducted as of August 31, 2010 which superseded the previous IMC, 2007, estimate. The details of the August, 2010 resource and reserve estimates were discussed in Section 17 of Micon’s November 30, 2010 Technical Report on the San Francisco gold mine.

The August 31, 2010 resource and reserve estimates have been further superseded by the current August, 2011 mineral resource and reserve estimates. The new mineral resource and reserve estimates are discussed in Sections 14 and 15 of this report.

6.3 PRODUCTION FROM THE SAN FRANCISCO PROJECT

6.3.1 Historical Production

Historical production occurred at the San Francisco gold mine between 1996 and 2002. Production was conducted using open pit mining methods with gold recovered by heap leaching. During its historical production phase the San Francisco mine extracted 13,490,184 t at a grade of 1.13 g/t gold for a total of 488,680 contained ounces of gold (Table 6.1) . A total of 300,281 oz gold and 96,149 oz of silver were recovered, with the gold recovery estimated to be 61.4% .

Table 6.1
San Francisco Project, Geomaque Annual Production 1996 to 2002

Year	Dry Crush on Pads (t)	Grade (g/t)	Ounces on Pad	Gold/Silver Ounces Doré	Gold Ounces Doré	Gold Recovered (%)
1996	1,735,550	1.32	73,655	46,787	36,127	49.0
1997	2,288,662	1.12	82,412	75,847	54,519	66.2
1998	3.074,902	1.05	103,803	86,940	58,808	56.7
1999	3,010,639	1.14	110,345	98,726	64,371	58.3
2000	3,380,431	1.09	118,465	104,953	69,100	58.3
2001					17,092
2002					264
Total	13,490,184	1.13	488,680		300,281	61.4

Note: 301,893 tonnes of mineral and 975,900 tonnes of waste rock were mined in 1995.
Table taken from the 2006 San Francisco Scoping Study by Sol & Adobe Ingenieros Asociados S.A. de C.V.

Other mines or exploratory shafts within the district are El Durazno (gold/silver), El Aguaje (gold), El Jabali (manganese), La Jarra (gold), El Refugio (gold), Caracahui (copper/gold), Sonora Copper (copper/gold), Las Animas (gold/copper), La Colorada (gold), Libertad (gold) and La Chicharra (placer gold). Production statistics for these mines or exploratory shafts are unavailable and in some cases there is very little published data on these workings.

6.3.2 Timmins Production

The San Francisco mine resumed commercial production in April, 2010. Table 6.2 summarizes production from April, 2010 to the end of June, 2011, by quarter. Ore of lower grade is being stockpiled for leaching at the end of the mine life. Timmins reports that, at September 30, 2011, there was an accumulated stockpile of 1.518 Mt at an average grade of 0.281 g/t, containing approximately 13,700 ounces of gold.

During July, 2011 Timmins tested the expansion of the crushing system to 18,000 t/d and announced that it is quickly reaching this target. Figure 6.4 is a view of the San Francisco pit during the Micon site visit in July, 2011.

Table 6.2
San Francisco Project, Timmins Annual Production for 2010 and 2011 by Quarter)

Year	Quarter	Mined Ore* (Dry Tonnes)	Average Grade (g/t Gold)	Processed Ore (Dry Tonnes)	Average Grade (g/t Gold)	Gold Ounces Recoverable	Gold Ounces Sold
	April - June	905,296	0.718	905,296	0.718	14,145	11,319
2010	July - September	1,090,768	0.817	1,090,768	0.817	19,374	15,680
	October - December	1,208,678	0.939	1,208,677	0.939	25,033	20,030
2011	January - March	1,207,339	0.895	1,207,339	0.895	24,088	18,755
	April - June	1,648,230	0.762	1,239,075	0.859	22,138	17,965
Total		6,060,311				104,778	83,749

*Excluding lower grade ore stockpiled.
Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Figure 6.4
View of the San Francisco Pit in July, 2011

7.0 GEOLOGICAL SETTING AND MINERALIZATION

7.1 REGIONAL GEOLOGY

The following descriptions of the regional geology were extracted from Prenn (1995).

“The San Francisco property is situated in a belt of metamorphic rocks that hosts numerous gold occurrences along the trace of the Mojave-Sonora megashear, which trends southeast from south-central California into Sonora. The megashear is a left-lateral transform fault which became active during the Jurassic period and exhibits up to 800 km of displacement. Deformation along the megashear occurred along with metamorphism (Calmus et al, 1992) and since the formation of the megashear the area has been subjected to both tectonic compressional and tensional forces.”

“The following description is extracted from Silberman (1992). The northwest-trending range-front faults and numerous low-angle shear zones related to thrust or detachment faults are the most common structures. The Mojave-Sonora megashear as defined by Silver and Anderson (1974) is a regional northwest-trending feature. It separates the Precambrian basement rocks of slightly differing ages. The Jurassic rocks which occupy the zone are strongly deformed along low-angle thrust faults and the associated sedimentary rocks are tightly folded. The south-western boundary of the megashear appears to be a major fault that juxtaposes Precambrian basement rocks against the Jurassic magmatic terrane (Anderson and Silver, 1979). Up to 800 km of left lateral movement has been proposed for this shear after the Middle Jurassic period. Others (Jaques et al., 1989) have suggested that the megashear is a Cretaceous thrust front reactivated as a middle Tertiary detachment. The metamorphism in the area has been postulated to have occurred with the megashear or the magmatic activity of the Middle to Late Jurassic periods (Tosdal et al, 1989). However, others propose a close relationship between deformation and the closing of the marginal basin after its subduction below the volcanic arc, or the result of Late Cretaceous or Tertiary compression associated with uplift and low-grade metamorphism (De Jong et al, 1988). Calmus (1992) believes it is unquestionable that a Cretaceous-Tertiary (Larimide) tectonic event occurred but that it is superimposed upon older Nevada and Lower Cretaceous compressional and extensional phases. Many of the Sonoran gold deposits are located at or near the Mojave-Sonora megashear.”

The Basin and Range province, which extends into Sonora from the United States, is characterized by northwest-trending valleys and ranges. Paleozoic rocks, including quartzite and limestone, overlie the Precambrian locally. The valleys are covered and in-filled by recent gravels. See Figure 7.1 for the regional geology map of the San Francisco mine area and location of the San Francisco and La Chicharra pits.

Figure 7.1
Geology of the San Francisco Property

LITOLOGIA
Terciario
Toba Riolítica
Lamprofido
Diorita
Monzonita
Cretacico
Granodiorita
Calizas, Lutitas y Areniscas (Fm Reposo)
Jurasico
Vulcanosedimentario ?
Filitas
Cuarcitas
Metaconglomerado
Metasandstone
Precambrico
Pegmatita ?
Leucogranito ?
Gneis & Esquistos Maficos
Gneis & Esquistos Felsicos
Metagabro
LA CHICHARRA PIT
SAN FRANCISCO PIT
ESTACION LLANO
TOWN
GRAPHIC SCALE
0
2000
meters
N

Figure provided by Timmins Goldcorp Mexico, S.A. de C.V.

7.2 PROPERTY GEOLOGY

The San Francisco property lies in a portion of Mojave-Sonora megashear belt characterized by the presence of Precambrian to Tertiary age rocks represented by different grades of deformation and metamorphism as evidenced in the field by imbricate tectonic laminates. The rocks principally involved in the process of deformation and associated with the gold mineralization in the region are of Precambrian, Jurassic and Cretaceous age.

The oldest rocks within the property are a package of metamorphic rocks which include banded quartz-feldspathic gneiss and augen gneiss, green schist, amphibolite gneiss and some amphibolite and marble lenses (Calmus et al., 1992). All metamorphic rocks exhibit foliation which generally varies in strike direction from between 30° to 72° west and dips to the northeast from 24° to 68°. See Figure 7.2 for a geological map of the San Francisco mine site.

Figure 7.2
San Francisco Minesite Geology Map

Figure provided by Timmins Goldcorp Mexico, S.A. de C.V.

The metamorphic rocks are intruded by a Tertiary igneous package, which includes leucocratic granite with visible feldspar and quartz, and is porphyritic to gneissic in texture. It appears that the granite was emplaced along low angle northwest-southeast shear zones in the system which developed between an older gabbro and the metamorphic sequence. This is the reason that in some places the granite bodies appear as stratiform lenses that vary in width from centimetres to more than 40 m and are subparallel to the foliation. However, it is seen that the emplacement of leucocratic granite also favours the N30°W fault system, causing the granite to take an elongated form, principally in direction N60°W, but with extensions along of the N30°W system.

Besides the gabbro and the granite, dikes of different composition, including diorite, andesite, monzonite and lamprophyre, intrude the metamorphic sequence. In addition, lenses of pegmatite associated with the schist have been mapped, emplaced along the foliation planes, occasionally forming lenses within the gabbro and within the gneiss and on the border of the leucocratic granite bodies. All of the rocks described above form the San Francisco unit which is the most important unit for exploration, with the leucocratic granite especially significant because it is the primary host rock for gold mineralization.

Mapping of isolated outcrops and geological interpretation of the outcrops demonstrate that the San Francisco unit is extensive within the property, covering a surface area of approximately 100 km2. The unit hosts at least 15 gold occurrences which are considered to be favourable exploration targets, in addition to the known San Francisco and La Chicharra gold deposits.

In the north and south, the San Francisco unit is in contact with the Coyotillo unit which is a weakly metamorphosed package of sandstone, quartzite, phyllite, conglomerate, volcanics and limestones of Jurassic age.

The granitic gneiss containing the mineralization at the San Francisco project is intensely fractured with a total of five fracture sets having been identified, although there are only two primary sets. One of the primary sets strikes 36º to 60º east and dips northwest 70º to 90º, while the other strikes 64º to 73º west and dips northeast 46º to 66º. The regional fracture sets are generally parallel to major faults and perpendicular to foliation planes.

The main vein systems in the region strike 50º to 80º west with dips ranging from northeast to southwest. These vein systems are the San Francisco, La Playa, El Diez, La Chicharra, and several systems in the La Mexicana area, Area 1B and La Escondida. A secondary system of veins includes the La Trinchera, Casa de Piedra, unnamed veins in portions of Area 1B and the La Mexicana veins which strike 60º to 80º east and dip northwest to southeast. Although the age relation between the two systems is unknown, it is believed that the northeast system is probably later stage.

The metamorphic foliation in the San Francisco deposit primarily strikes 78º west and dips to the northeast at 68º. Regionally the foliation is variable, generally ranging from east-west to 60º west with varying dips to the northest.

The original bedding is recognized in the metavolcanic-sedimentary rocks to the south at Cerro La Bajarita, and is variable with strikes ranging from 70º to 80º west and dips to the north. The sedimentary beds of the Represo Formation in the northern portion of the property strike 60º to 70º west and dip to the northeast.

Dikes of intermediate composition in the project area strike predominantly 63º west and dip to the northeast at 58º. Several dikes are intruded along planes of foliation, and others cut foliation of the metamorphic units. In the Sierra La Vetatierra mountains in the northern portion of the project, dikes strike 60º to the east, dip to the northwest, and represent a later system of fractures.

Metamorphic folds, including isoclinal, open symmetrical and kink folds, have been described, but no systematic description of folds has been found in the literature.

7.2.1 Geology of the La Chicharra Pit

The La Chicharra pit is located 2 km west of the San Francisco pit. Discovered by Geomaque in the late 1990’s, it is estimated that approximately 37,000 oz of gold were extracted and processed during Geomaque’s last year of operations.

The discovery of this deposit was the consequence of exploration programs comprised of magnetic ground surveys and soil geochemistry, using both conventional soil sampling and MMI techniques. In both cases, samples returned very high values for the main mineralized zone in an area of low magnetics. Trenches were excavated to conduct chip sampling which confirmed the presence of gold mineralization in the bedrock and drilling delineated a deposit with a resource of 60 to 70,000 oz of gold.

The geology of the La Chicharra deposit, although it is hosted in the San Francisco group, differs from the geology found in the San Francisco pit. While the geology consists of quartz-feldspar gneiss, pegmatite, schist, granite and gabbro, the mineralization is hosted principally in gabbro. The gabbro has a very sheared appearance, almost like a breccia, comprised of large fragments with lenses of pegmatite between the fragments. Due to the shearing process, the blocks of gabbro are highly fractured and the fractures are filled with quartz veins and veinlets. The gold mineralization is hosted by the pegmatite lenses and in the veins and veinlets within the gabbro. The limits of the mineralized gabbro are very well delineated by the shear zones, at both the hangingwall and footwall. This geological control allowed for better operational control during the exploitation by Geomaque.

The gabbro at La Chicharra is different from the gabbro bodies at the San Francisco mine, as it contains no magnetic minerals which are generally produced by the destruction of the original minerals contained within the gabbro during the tectonic and mineralization processes. As well, due to strong shearing, the minerals are oxidized. The gabbro is a tabular body dipping to the northeast at approximately 30 to 40° and striking approximately 60° west, with the mineralization potentially open both along strike and down dip.

Timmins completed a program of core drilling seeking the extension of mineralization down dip and along strike, and confirming continuity for the first 150 m from the northern limit of the pit, with the mineralization open in the northwest direction towards La Severiana.

Structurally, all of the metamorphic and igneous interpretation is based on the High Resolution Air Magnetics which indicate a regional lineament varying in direction from 60° to 30° to the west. The gold deposits are located in the southern portion on each side of this main lineament, and are related to the extension faulting of the system west-northwest and west-east. Other grassroots gold targets are located along this lineament, related to quartz veins with gold mineralization emplaced along the shear zones of the system to the west-northwest and west-east

Figure 7.3 is a view of the La Chicharra pit looking towards the southwest and showing the lineament.

Figure 7.3
La Chicharra Pit Looking Southwest showing the Lineament

Figure provided by Timmins Goldcorp Mexico, S.A. de C.V.

7.3 MINERALIZATION

The San Francisco property is located within the Sierra Madre Occidental metallogenic province which extends along western Mexico from the state of Sonora, south to the state of Jalisco. In the state of Sonora, the most important metal produced in the Sierra Madre province is copper, with the Cananea porphyry copper deposit being the most well-known. Gold and silver projects are next in importance and are hosted mainly in sedimentary rocks and brecciated volcanic domes.

At the San Francisco project, gold occurs principally as free gold and as electrum occasionally. Gold is found, in decreasing abundance, with goethite after pyrite, with pyrite and, to a much lesser extent, with quartz, galena and petzite (Ag3AuTe2). Although it is clear that the gold was deposited at the same time as the sulphides, the paragenetic relationships are not well understood. There is the possibility that some secondary remobilization may have occurred as evidenced by minor amounts of gold occurring in irregular forms along with or on top of drusy quartz (Prenn, 1995).

The gold occurs in a granitic gneiss and the presence of pyrite (or goethite after pyrite) may be an indication of gold. Stockwork quartz veinlets, some with tourmaline, also exist in the mineralized zone. However, the presence of quartz, even with tourmaline, is not necessarily an indication of the presence of gold. Quartz veinlets with tourmaline but without gold mineralization were found hundreds of metres away from the San Francisco deposit. Alvarez (in Prenn, 1995) suggested that some tourmaline was part of the mineralizing system, but could be distinguished from the tourmaline found elsewhere.

The relationship between the quartz and tourmaline at the project is not well understood, though at least one event is closely related to the gold mineralization. Calmus (1992) and Perez (1992) described the gold as being in quartz, acicular tourmaline, and albite veins and breccias. It was noted (Perez, 1992) that two types of tourmaline exist: schorl and dravite, but these are difficult to distinguish. There is some suggestion that a more greenish tourmaline is associated with the San Francisco zone while the black tourmaline (schorl) is generally barren of gold. If this can be verified, it could become a valuable exploration tool for the region. Horner (in Prenn, 1995) also noted the possibility of two or more types of tourmaline in the cobbles sampled in the stream beds. Horner believes that only one set of the tourmaline veins is associated with the gold and suggests that bismuth is also associated with one tourmaline quartz vein event.

Other metallic minerals associated with the deposit include trace to small amounts of chalcopyrite, galena, sphalerite, covelite, bornite, argentite-acanthite and pyrrhotite. Trace amounts of molybdenite and wulfenite have also been reported. Metal mineralization is low, with copper reaching into the hundreds of ppm, arsenic reaches about 100 ppm, and antimony is rarely over 10 ppm. Petzite was recognized but tellurium values rarely reached over 10 ppm. The mineral relationships, the possibility of associated tourmaline, and the style of mineralization suggests that the San Francisco deposit might be of mesothermal origin (see Prenn, 1995 for discussion). Others have suggested the same genesis based on these and other factors including fluid inclusion studies (in Prenn, 1995).

The San Francisco deposits are roughly tabular with multiple phases of gold mineralization. The deposits strike 60º west to 65º west, dip to the northeast, range in thickness from 4 to 50 m, extend over 1,500 m along strike and are open ended. The San Francisco deposits consisted of the El Manto, the San Francisco, the En Medio, and the El Polvorin deposits. All these deposits were later incorporated into the main San Francisco pit. The El Manto deposit (north pit), to the north of the San Francisco (main pit), is tabular, strikes 65º west, dips relatively shallowly to the northeast, and ranges in thickness from 5 to 35 m. The En Medio (in the main pit north of San Francisco) strikes 60º west, dips to the northeast and varies in thickness from 4 to 20 m. The El Polvorin (west pit) is a northwest extension of the San Francisco mineralization which strikes 65º west, dips moderately to the northeast and ranges in thickness from 4 to 20 m.

Alteration related to the mineralization consists of negligible to locally intense sericitization, course-grained pyritization, and rare local silicification. This alteration forms a halo extending a few metres from the mineral deposits, but may also be absent. Supergene alteration consisting of oxidation of pyrite to goethite is common. Additionally, there is supergene alteration of feldspar to kaolin and sericite.

Analysis by Geomaque of 110 samples in seven mineralized zones showed a silver/gold ratio of less than 1 to 10, with very low values of zinc, copper, molybdenum, bismuth, antimony and mercury. Lead is occasionally high, but not above 1%. Gold shows a good correlation locally with arsenic and lead. However, none of the other elements is a good indicator for gold.

8.0 DEPOSIT TYPES

At the San Francisco project, Timmins is targeting large volume, low grade disseminated gold deposits contained within leucocratic granite, granite-gneiss, gneiss and schist horizons. Leucocratic granite and gneiss are the main rocks hosting the gold mineralization.

The gold mineralization occurs in a series of west-northwest to east-northeast trending quartz-tourmaline veins and veinlets that lie sub-parallel to the local lithology and foliation trends, dipping to the southwest, within the more brittle rocks such as the leucocratic granite and more felsic lithologies within the Precambrian sequence. Extensive studies of the veins and alteration describe the mineralization as mesothermal/orogenic in style, but with a potential link to magmatic fluids and an intrusive source (Calmus et al., 1992; Luna and Gastelum, 1992; Perez Segura, 1992; Perezsegura et al., 1996; Perez Segura, 2008; Albinson, 1997; Poulsen and Mortensen, 2008).

9.0 EXPLORATION

The details of Timmins previous 2006 to 2010 exploration programs were discussed in Micon’s November, 2010 Technical Report for the San Francisco gold mine and are summarized in Section 6 of this report. The discussions in this section will be confined to the work conducted by Timmins between July, 2010 and June, 2011.

9.1 2010 TO 2011 EXPLORATION PROGRAMS

From July, 2010 to June, 2011, 691 RC and core holes were drilled for a total of 94,148 m. These holes were drilled to cover several objectives; most of the reverse circulation drilling and the entire core drilling were performed in and around the San Francisco pit and in June, 2011, 36 RC holes totalling 6,170 m were drilled in the northern area of the La Chicharra pit. The RC drilling included 9,817 m in 67 holes of condemnation drilling which covered two areas; the first area was to the south of the existing waste dumps with the second area to the west of the new leach pads. The negative results allowed Timmins to expand the existing waste dumps to the south and the negative results to the west of the leach pads allow for this area to be used for the stockpile of the low grade material. Details of the drilling programs are outlined in Section 10 of this report.

For the exploration drilling and other programs conducted on the San Francisco property, between July, 2010 and the end of June, 2011, Timmins has expended approximately USD 9.153 million, as summarized in Table 9.1.

Table 9.1
Summary of the Exploration Expenditures for the Period July, 2010 to End of June, 2011

Description	Total (USD)
Geologist (salaries and consulting fees )	1,671,403
Project management
Camp and accommodation	38,743
Exploration expenses and supplies	864,149
Drilling	5,128,421
Assaying	1,127,319
Geophysical surveying	118
Metallurgical testwork
Drafting, reporting, reproduction, maps	743
Telecommunications	68,293
Travel expenses	9,942
Vehicle rental
Other equipment rental
Office expenses	140,008
Mining taxes	103,857
Claim staking
Legal cost
Social security and labour related taxes
Miscellaneous	111
Total	9,153,125

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Based on assay results obtained from the drilling program completed during the second half of 2009 and early 2010, Timmins decided to continue the exploration and infill drilling in and around the San Francisco pit. The drilling had indicated that the San Francisco deposit remained open primarily in the north, south and east directions, and that there were portions of the pit where there was some uncertainty in overall grade of the material that was included in the mine plan contained in the November, 2010 Technical Report.

The mine plan for the northern portion of the pit in its third phase estimated a high stripping ratio, due to the presence of a large amount of waste material and low grade mineralization surrounding what appeared to be isolated mineral zones with high enough gold grades to justify their extraction. In order to optimize the extraction of the higher grade mineralization from this portion of the pit, Timmins reviewed the mine plan in relation to the block model and the supporting information. This review resulted in an infill drilling program which was executed over a two month period with the preliminarily results positive and indicating that the stripping ratio could be reduced, enhancing the economics in this portion of the deposit.

Also, a follow up of the drill program was developed for the north portion of the pit along its external perimeter, looking for the strike extension of the known gold mineralization located in the area of the primary crusher. The drilling results for this area proved to be positive.

Timmins in its analysis of the mine plan, reviewed the data in the southern portion of the pit called Southwest Ear (Oreja Suroeste) and decided to conduct a drilling program in this area. The objective was to perform both exploration and infill drilling to determine if a push back of the southern wall of the pit was necessary as this area corresponded to the projection of the southeast-northwest trend of the more prolific mineralized belt within the San Francisco deposit.

The other unexplored area that contained sparse information was around the old San Francisco shaft located within the pit. Surrounding the remains of the old shaft were some outcrops of granite and gabbro containing gold values, which were included in the mine plan as waste. Timmins decided to conduct a short drilling program to determine if the surface mineralization extended vertically for the next 5 or 6 benches and drilled 9 RC holes to a maximum depth of 40 m. The results were negative confirming the previous designation as waste.

East of the San Francisco pit, the exploration and infill drilling program was continued using a regular grid of 25 x 25 m with a maximum hole depth of 200 m, up to section-line 200 E, or 600 m east of the San Francisco pit limit. In this area, Timmins has detected the presence of additional gold mineralization that appears to be related to a structural event that runs north-south. The lithology that hosts this mineralization is a tabular breccia up to 70 m thick formed by irregular fragments of granite, gneiss, schist and pegmatite within a calcareous sandy and clay matrix. Initially this unit was thought to have an alluvial origin and was considered simply as an agglomerate. However, there are indications of hydrothermal activity in the matrix and there is the possibility of low temperature mineralized solutions, as denoted by the presence of spaces in fractures and in cavities that are filled with vuggy silica and quartz-chalcedony veinlets. The unit had already been detected in a small area to the north of the pit, but it was considered to be a localized event. This unit has now been shown to extend more than 400 m in the north-south direction and approximately 300 m east-west.

The mineralized zones found to the east of the San Francisco pit correspond to the extension of the existing mineral zones in the East pit, where the initial 1995 exploitation workings of

Geomaque were concentrated. In 2005, when Timmins acquired the project, the information for this area consisted of RC drill holes, blast holes and trenching that indicated the presence of gold mineralization between surface and a depth of 30 m, apparently without any relationship between the mineralized holes. A number of holes had cut high gold grades with core widths of 3 to 9 m. In 2007, IMC’s block model, created to support the feasibility study, generated some small and isolated blocks which reflected the interpretation at the time and the isolated nature of the drilling. However, with the new interpretation and with regular grid drilling, Timmins expects that the mine plan may be extended at least 400 m to the east and northeast of the exiting pit limit.

Included in Timmins exploration program was 10,000 m of core drilling which focused on conducting exploration at depth below the pit. The initial focus on of this portion of the exploration program was to explore the first 300 m below the pit floor to identify high grade zones linked to possible structures which served as channel feeders for the mineralization in the San Francisco deposit. Initially two core rigs were required that were capable of drilling down to a depth of 600 m. The preliminary results indicated that there is the possibility that the mineralization still remains open at depth, since the drilling identified the favourable lithological column that consists of highly altered gneiss, gabbros, granites and schists containing mineralization at the bottom of the first core holes. This favourable discovery has led Timmins to engage another core rig to explore below 1,000 m.

10.0 DRILLING

The details of Timmins previous 2006 to 2010 drilling campaigns were discussed in Micon’s November, 2010 Technical Report for the San Francisco gold mine and are summarized, for the most part, in Section 6 of this report. The discussion in this section related to exploration will be confined to the work conducted by Timmins between July, 2010 and June, 2011.

10.1 DRILL TYPES

Three types of drilling are used at the San Francisco project:

1.	Percussion rotary air blast (RAB) drilling.
2.	Reverse circulation (RC) drilling.
3.	Diamond core drilling.

10.1.1 Percussion Rotary Air Blast (RAB) Drilling

RAB drilling is also known as a down-the-hole drilling. The drill uses a pneumatic reciprocating piston-driven hammer to drive a heavy drill bit into the rock. The drill bit is hollow steel and has approximately 20 mm thick tungsten rods protruding from the steel matrix as buttons. The tungsten buttons are the cutting face of the bit.

The cuttings are blown up the outside of the rods and collected at surface. Air or a combination of air and foam lift the cuttings from the drill hole.

RAB drilling is used primarily for mineral exploration, water bore drilling and blast-hole drilling in mines, as well as for other applications. RAB drilling produces lower quality samples because the cuttings are blown up the outside of the rods and can be contaminated from contact with other rock types. RAB drilling at extreme depth, if it encounters water, may rapidly clog the outside of the hole with debris, precluding removal of drill cuttings from the hole. This problem can be counteracted by the use of stabilizers also known as reamers, which are large cylindrical pieces of steel attached to the drill string, and made to fit the size of the hole being drilled. These have sets of rollers on the side, usually with tungsten buttons, that constantly break down cuttings being pushed upwards.

The use of high-powered air compressors can allow drilling of a deeper hole up to approximately 1,250 m.

No RAB drilling was conducted on the San Francisco project between July, 2010 and June, 2011. None of the results of previous RAB drilling have been used in the estimation of the resources and reserves discussed herein.

10.1.2 Reverse Circulation (RC) Drilling

RC drilling uses hardened steel or tungsten blades to bore a hole into unconsolidated ground. The drill bit has three blades arranged around the bit head. The rods are hollow and contain an inner tube inside the hollow outer rod barrel.

The drilling mechanism is a pneumatic reciprocating piston known as a "hammer" driving a tungsten-steel drill bit. RC drilling utilizes large rigs and machinery and depths of up to 500 m are routinely achieved. RC drilling ideally produces dry rock chips, as large air compressors dry the rock ahead of the advancing drill bit. RC drilling is slower and costlier but achieves better penetration than RAB drilling; it is less expensive than diamond coring and is thus preferred for most mineral exploration work.

Reverse circulation is achieved by blowing air down the rods, with the differential pressure creating air lift of the water and cuttings up the inner tube. The cuttings reach the bell at the top of the hole, then move through a sample hose which is attached to the top of the cyclone. The drill cuttings travel around the inside of the cyclone until they fall through an opening at the bottom and are collected in a sample bag or pail.

Although RC drilling is air-powered, water is also used, to reduce dust, keep the drill bit cool, and assist in pushing the cuttings back upwards. A drilling mud is mixed with water and pumped into the rod string, down the hole. When the drill reaches hard rock, a collar is put down the hole around the rods. Collaring a hole prevents the walls from caving in and bogging the rod string at the top of the hole.

Figure 10.1 is a view of one of the RC drill rigs in operation in the San Francisco pit during the Micon site visit in July, 2011.

Figure 10.1
RC Drilling in the San Francisco Pit in July, 2011

10.1.3 Diamond Core Drilling

Diamond core drilling utilizes an annular diamond-impregnated drill bit attached to the end of hollow drill rods to cut a cylindrical core of solid rock. The diamonds used are fine to microfine industrial grade diamonds. They are set within a matrix of varying hardness, from brass to high-grade steel. Holes within the bit allow water to be delivered to the cutting face.

Core samples are retrieved via the use of a lifter tube, a hollow tube lowered inside the rod string by a winch cable until it stops inside the core barrel. As drilling proceeds, the core barrel slides over the core as it is cut. The winch is then retracted, pulling the core barrel to the surface.

Once the core barrel is removed from the hole, the core is removed and catalogued. The core is washed, measured and broken into smaller pieces using a hammer or sawn through to make it fit into the sample trays.

Diamond rigs can also be part of a multi-combination rig. Multi-combination rigs are capable of operating in either RC and diamond drilling role (though not at the same time). This is a common scenario where exploration drilling is being performed in an isolated location.

Figure 10.2 is a view of a core diamond drilling set-up southeast of the San Francisco pit during Micon’s site visit in July, 2011.

10.2 EXPLORATION DRILLING 2010 TO 2011

From July, 2010 to June, 2011, 691 RC and core holes were drilled for a total of 94,148 m. These holes were drilled to cover several objectives; most of the reverse circulation drilling and the entire core drilling were undertaken in and around the San Francisco pit and in June, 2011, 36 RC holes totalling 6,170 m were drilled in the northern area of the La Chicharra pit. The RC drilling included 9,817 m in 67 holes of condemnation drilling which covered two areas; the first area was to the south of the existing waste dumps with the second area to the west of the new leach pads. The negative results allowed Timmins to expand the existing waste dumps to the south and the negative results to the west of the leach pads allow for this area to be used for the stockpile of the low grade material.

The drilling conducted within and around the San Francisco pit comprised more than 80% of the drilling undertaken between July, 2010 and June, 2011. Both the RC and core drilling in this area indicates that the mineralization extends along strike, down-dip and occurs in new mineralized zones below of the floor of the designed pit. Additional infill drilling is necessary to confirm the extension in the up-dip direction from the newly discovered mineral zones identified at the northern extremity of the pit.

Figure 10.2
Diamond Drill Rig Set-Up on a Drill Hole Southeast of the San Francisco Pit

In the area north of the La Chicharra pit, 6,170 m of drilling in 36 RC holes identified the extension of the mineral deposit in the down-dip direction for a distance of almost 250 m. The mineralization remains open in the down-dip direction and additional exploration and infill drilling will be required.

Table 10.1 summarizes the distribution, type and location of the drilling conducted from July, 2010 to and June, 2011.

Table 10.1
July, 2010 to June, 2011 Drilling Program on the San Francisco Project

Year	RC Drilling		Core Drilling		Total		Location	Type
	Holes	Metres	Holes	Metres	Holes	Metres
July, 2010 to June, 2011	102	11,646			102	11,646	Within the San Francisco pit	Exploration at depth of San Francisco pit
	83	10,135	27	10,034	110	20,169	East and north of the San Francisco pit	Exploration and adding resources
	43	4,118			43	4,118	South wall of San Francisco pit	Exploration and adding resources
	137	16,534			137	16,534	West of the San Francisco pit	Exploration and adding resources
	189	24,617			189	24,617	East-southeast Extension	Exploration and adding resources
	36	6,170			36	6,170	North and northwest La Chicharra pit	Add resources
	33	5,029			33	5,029	South of the waste dumps	Condemnation
	34	4,788			34	4,788	West of the leach pads	Condemnation
	7	1,077			7	1,077	La Perra target	Exploration
Total	664	84,114	27	10,034	691	94,148

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

In March, 2011, two core rigs were brought to the property and assigned to the deep exploration program designed to locate potential mineral zones containing high gold grades that are possibly associated with structures that could have served as channel feeders for the mineralization that formed the San Francisco deposit. Timmins believed that these zones may be found below the pit floor at a depth of between 350 m and 700 m. Currently it is assumed that the feeder channels could be controlled by the same structural system that generally controls the gold mineralization in the San Francisco deposit and that these possible feeders are following the general azimuth and dip of the metamorphic sequence. However, there exists another structural system that, together with the N60°W system, controls the emplacement of the granite and gabbro bodies which are closely linked to the emplacement of mineralization. This structure trends at N30°W on surface or in the exposures in the pit and the system has been mapped as narrow structures containing high gold grades which are above 100 g/t gold, in some cases. These structures range in width from 0.30 m to 1 m.

Core holes were distributed along a line N60°W for a distance of 100 to 150 m from the north wall of the San Francisco pit, with the spacing between holes greater than or equal to 100 m. The program followed the same pattern that was used for most of the previous drilling with the inclination of the holes varying from 50° to 70° and on an azimuth of 205°. The first results were available in May but did not confirm the high gold grades that Timmins expected. However, the results did show that additional mineralization occurs beneath the floor of the pit as parallel repetitions of the mineralized zones located in the pit, with a vertical extension of at least 200 m, continuing beyond the current pit limits. These additional parallel zones and the extension of the mineralization beneath the pit can be observed in cross-sections 460W, 580W, 680W and 800W (Figures 10.3 to 10.6) which show the mineral intersections primarily to the north of the pit. Since the mineralization extends beyond the proposed pit walls, Timmins will need to drill in the up-dip direction to confirm the extension of these mineralized zones. During June and July, 2011 Timmins began to conduct an infill and exploration drill program in this portion of the project.

Figure 10.3
Section 460W

Figure provided by Timmins Goldcorp Mexico, S.A. de C.V.

Figure 10.4
Section 580W

Figure provided by Timmins Goldcorp Mexico, S.A. de C.V.

Figure 10.5
Section 680W

Figure provided by Timmins Goldcorp Mexico, S.A. de C.V.

Figure 10.6
Section 800W

Figure provided by Timmins Goldcorp Mexico, S.A. de C.V.

The positive drill results from the first core holes resulted in Timmins adding another core drill rig into the exploration program at the end of May, 2011. This rig is capable of drilling up to 1,200 m of HQ and NQ diameter core. The purpose of this drilling is to explore the N30°W structural system and its projected extent below of the floor of the designed pit. Two holes have been drilled so far, FD-97 to 1,070 m and TFD-103 to 1,121 m. Vertically, these holes have reached depths of 742 m and 1,053 m, respectively.

Exploration in the northern portion of the metamorphic sequence continued and geological mapping and chip sampling was completed on the targets (La Mexicana, La Mexicana NE, Vetatierra and Old Vetatierra). Timmins considers that there may be a relationship between the mineral occurrences in these targets and the contact of the metamorphic sequence with the Coyotillo Unit. The results from the exploration program in this area were a factor in Timmins deciding to acquire the only concession that it did not control within the favourable package.

Timmins expended approximately USD 9.153 million for the exploration drilling on the San Francisco property between July, 2010 and June, 2011.

All the geological, engineering, drilling, planning and supervision components of the exploration drilling program were overseen by Timmins staff, principally geologists Miguel Angel Soto, COO of Timmins and Daniel Maya, lead geologist on the San Francisco property.

For the 2010 to 2011 drilling program, Timmins used Globexplore, which continues to drill on the property and its performance has been meeting the requirements established by the Timmins exploration staff. Globexplore has been using two and sometimes three track-mounted rigs. The diameter of the bit varies from 11.43 to 12.5 cm (4.5 to 5 inches) and the diameter of the rods is 10 cm (4 inches). See Figure 10.7 for a photograph of the Globexplore drill equipment in the San Francisco pit.

Figure 10.7
Globexplore Equipment in the San Francisco Pit, July, 2011

Due to the strong demand for rigs during 2011, Timmins also contracted a portion of the drilling to Layne de Mexico, S.A. de C.V. (Layne), a drill contractor based in Hermosillo, Sonora. Layne provided a TH-100 tandem truck mounted rig and two Drill System MPD 1500 buggy mounted all terrain rigs.

Initially, for the core drilling, Timmins contracted Construccion Arrendamiento de Maquinaria y Mineria, S.A. de C.V., (CAMMSA), a drill contractor based in the city of Guanajuato. For the deep drilling, Timmins chose Itzcoatl 2GLD Drilling and Services, S.A. de C.V., a core drilling contractor based in the city of Hermosillo.

All of the drilling contractors are independent of Timmins and its affiliates.

The core drilling conducted by CAMMSA used two and sometimes three rigs mounted on skids, producing HQ and NQ core; Itzcoatl is using a Model A5 Zinex rig, capable of drilling up to 850 m with HQ diameter and up to 1,400 m with NQ diameter. See Figure 10.8 for a photograph of the Zinex drill rig.

Figure 10.8
A View of the Zinex Drill Rig

Figure provided by Timmins Goldcorp Mexico, S.A. de C.V.

Since the San Francisco project is located on a number of concessions upon which mining has been conducted, any exploration work on these concessions continues to fall under the environmental permitting already in place for the mine and no further notice is required to be given to any division of the Mexican government. The original environmental permitting of the San Francisco mine site is valid for the duration of the exploitation concessions. Water for the drilling programs at the San Francisco project is obtained from on-site water wells.

The drill hole collar locations were established using a high precision GPS unit and marked prior to drilling with wooden stakes denoting the drill hole collar plus a front sight line to indicate the azimuth of the hole. After a drill hole was completed, the collar location was marked with a cement marker denoting the drill hole number. See Figure 10.9 for a photograph of the cement marker located on drill hole TF-1522. Once the drilling program was completed, all drill hole collars were surveyed by the Timmins exploration staff using its own GPS Total Station Trimble 5700 movil and 4700 rover (base).

Figure 10.9
Location Marker for Drill Hole TF-1522

The lithologies and alteration features encountered by the reverse circulation holes were described on hand-written logs and sampled as drilling was in progress. A portion of the material generated for each sample interval was retained in a plastic specimen tray. Each compartment in the specimen tray was marked with both the sample interval and sample number. Compartments within the trays were left for the locations where blank samples and standard samples were inserted into the sample stream. Compartments within the trays were also designated for duplicate samples.

Blank samples, standard samples and duplicate samples were inserted into the sample stream using a sequential numbering scheme.

Figure 10.10 shows the locations of the drill holes in relationship to the previous drilling and the existing San Francisco and La Chicharra pits. See Appendix 3 for a summary of the July, 2010 to June, 2011, significant assays for drilling in the areas around the San Francisco and La Chicharra pits.

Figure 10.10
July, 2010 to June, 2011 Drill Hole Location Map Around the San Francisco Mine

Figure provided by Timmins Goldcorp Mexico, S.A. de C.V.

10.3 DISCUSSION OF JULY, 2010 TO JUNE, 2011 DRILLING PROGRAM RESULTS

10.3.1 Drilling In and Around the San Francisco Pit

A total of 77,084 m of RC and core drilling distributed in 581 holes was conducted around the perimeter and inside the San Francisco pit from July, 2010 to June, 2011. The objectives of these holes were several but a primary objective was the addition of resources and reserves within the area of existing operations and to ensure that any additional resources and reserves included in the new block model would be available to be incorporated into a revised mine plan. To meet these objectives a systematic review of the existing information and the mine plan was conducted in conjunction with the operational staff at the mine. This review resulted in a series of infill drill programs to confirm some areas of indicated resource that were included in the mine plan but were considered to have some degree of uncertainty.

Figure 10.11 shows the distribution of the drilling around the San Francisco pit from July, 2010 to June, 2011, along with the sectors into which the drilling was divided.

Figure 10.11
Distribution of the July, 2010 to June, 2011 Drilling by Sector Around the San Francisco Pit.

Figure provided by Timmins Goldcorp Mexico, S.A. de C.V.

In addition, a high priority for Timmins was to extend the drilling into those areas of the deposit which were still open, both along strike and up and down dip. This follow up drilling was based on the results of the drilling completed as of the end of July, 2010 as well as the continuous monitoring of the results of the drilling on the northern, eastern and southern perimeters of the San Francisco pit.

10.3.1.1 Northern Perimeter

This portion of the drilling program was conducted in the immediate area to the north of the current pit limit, and it extended northward from line 1300N. The area forms a quadrangle limited to the east by Section 400W and to the west by Section 1400W, as is shown in Figure 10.11. This area may contain a repetitive series of potential mineral zones arranged in parallel with the main deposit which could support the expansion of the pit in this direction.

During the past number of years Timmins drilled the area using both reverse circulation and core holes on a widely spaced grid that defined the presence of mineral bodies distributed in the first 150 m below surface. However, the exploration was limited and finally suspended due to the installation within the area of the crushing circuit, leaving open the possibilities that the mineralization extended along strike and down dip. The majority of the previous work was reported as drilling in the crusher area. This work resulted in a revision of the structural model (Riedel) which suggests the repetition of the N60°W shear zones, in the San Francisco mine, to the north. This is significant because the gold mineralization in the mine is hosted mainly in rocks emplaced at the hangingwall and the footwall of shear zones.

During the period covered by this report, a total of 10,135 m in 83 RC drill holes and 10,034 m of core drilling distributed in 27 holes were carried out. The location of the holes for the northern drilling is shown in Figure 10.12. A table of the significant mineral intersections for the drilling to the north of the San Francisco pit is contained in Appendix 3 of this report.

Based on the results of previous drilling, Timmins developed a drilling program for this area which started close to the existing pit boundary and continued along the projected strike direction of the mineralization. A number of drill holes intersected significant mineralization which could lead to further expansion of the pit in this direction. Some of the significant mineral intersections for the drilling to the north of the pit are as follows:

Drill hole TFD-936 reported 12.19 m of 0.56 g/t gold from surface on Section 1080W.

Drill hole TF-1018 intersected two mineral zones, from surface to 4.56 m grading 1.16 g/t gold and 4.57 m grading 0.47 g/t gold at a depth of 10.67 m on Section 1080W.

On the next section to the west, drill hole TF-938 intersected the same mineral zone with a width of 12.19 m grading 0.57 g/t gold.

Holes TF-974, TF-1014 and TF-1016 drilled along Section 1040W encountered mineral intersections of interest as follows: Hole TF-974 intersected 13.72 m grading 0.64 g/t gold which included an interval of 1.50 m grading 2.23 g/t gold; drill hole TF-104 intersected 16.76 m grading 0.75 g/t gold starting at surface with a second interval of 4.52 m grading 0.40 g/t gold; finally, on the same section, drill hole TF- 1016 had several mineral intersections, an interval of 10.29 m grading 0.57 g/t gold including 1.50 m grading 2.39 g/t gold and 6.10 m grading 0.50 g/t twice.

Figure 10.12
Location Map for the Drilling North of the San Francisco Pit

Figure provided by Timmins Goldcorp Mexico, S.A. de C.V.

Towards the east, on Section 860W, drill hole TF-1024 intersected 13.71 m grading 0.45 g/t gold at a depth of 64 m, including 4.57 m grading 3.53 g/t gold and 1.50 m grading 8.34 g/t gold. Hole TF-1021 intersected 3.92 g/t gold over a width of 4.57 m starting at a depth of 15.2 m, including 1.50 m grading 9.53 g/t gold. On Section 840W, drill hole TF-1022 confirmed the continuity of the mineralization to the southeast by intersecting two mineralized intervals. The first started at a depth of 6.1 m and graded 1.27 g/t gold over 3.04 m with the second beginning at 41.15 m and grading 0.67 g/t gold over 10.67 m. Hole TF-1028 drilled on Section 820W cut two mineralized intervals with the first one comprised of 6.09 m grading 0.48 g/t gold starting at a depth of 13.7 m and the second beginning at 32 m and grading 0.50 g/t gold over 16.77 m. Hole TF-1023, to the north of the previous hole, had an intercept of 18.29 m grading 0.46 g/t gold, including 1.50 m grading 2.96 g/t gold. On Section 800W, drill hole TF-1179 intersected, at a depth beginning at 85.3 m, an interval of 24.39 m grading 0.51 g/t gold. The majority of the drill holes mentioned above produced low grade intersections averaging 0.50 g/t gold or slightly higher, although the higher grade intersections were included in the larger lower grade ones. Despite the lower grade intersections, this drilling should be considered successful as it has identified further mineralized zones in a portion of the mine which had been considered to be waste.

Starting from around Section 700W and moving in the east-southeast direction, a lithological unit which so far had only been regarded as very localized was intersected in a systematic manner. This unit was exposed in a small portion of the north wall in the San Francisco pit. The unit consists of a conglomerate or breccia formed from angular fragments of the pre-existing rocks such as granite, gneiss, schist, pegmatite and dikes, within a sandy-clay matrix. The first impression is that the unit is a product of alluvial or talus deposits, but the matrix shows features of hydrothermal alteration such as the presence of fractures and cavities filled by quartz and vuggy silica, calcite, etc. The thickness of the unit increases in the east-southeast direction and low gold values have been detected in certain horizons within the unit. It is most likely that this was the material worked by the old gambusinos, who extracted gold using stone mills or “taunas”, followed by amalgamation.

A number of significant intersections have been returned from a portion of this conglomerate or breccia unit which currently lies beneath the low grade stockpiles to the northeast of the San Francisco pit, as well as areas to the east and southeast. However, the intersections basically consist of low grade material.

Hole TF-1162 drilled on Section 680W intersected 10.67 m grading 0.22 g/t gold, 9.15 m grading 0.94 g/t gold and 7.62 m grading 1.43 g/t gold. On Section 660W, drill hole TF-1161 intersected three mineralized zones with the first being 15.24 m of conglomerate-breccia which included 10.67 m grading 0.16 g/t gold, the second starting at a depth of 114.30 m which intersected 9.14 m grading 0.70 g/t gold and finally beginning at 135.64 m a 3.04 m interval grading 1.29 g/t gold. The results obtained for hole TF-1161 correlate with the results of drill hole TF-1153 which intersected 25.91 m of conglomerate-breccia that included 18.29 m grading 0.18 g/t gold. On Section 580W, hole TF-1051 intersected several mineralized intervals with the first one grading 1.65 g/t gold over 6.09 m, including an interval of 1.2 m grading 4.13 g/t gold. Drill holes TF-1052, TF-1049, TF-1048 and TF-1047 all intersected the conglomerate-breccia containing an average grade of 0.20 g/t gold varying in width from 3.05 to 23 m.

Other interesting results in this area include hole TF-1170 which intersected a mineralized gabbro grading 2.69 g/t gold over 1.50 m and a second interval of gabbro grading 1.63 g/t gold over 9.14 m. Drill hole TF-1170 also intersected the conglomerate-breccia with an interval of 10.67 m grading 0.30 g/t gold, a 30.48 m interval grading 0.17 g/t gold and a 10.67 m interval grading 0.24 g/t gold. The conglomerate-breccia unit is open to the east and northeast.

The mineralization in the conglomerate-breccia unit is free gold and it may be possible to implement a gravimetric method to extract the gold from this unit using modern mechanical methods at a relatively low cost and without using cyanide.

The majority of the core drilling to date has been conducted to the north of the San Francisco pit, initially with the objective of seeking potential mineral zones containing high gold grades and mineral zones associated with structures that could have served as channel feeders for the mineralization that formed the San Francisco deposit and which might be found below the proposed floor of the pit. In this case, Timmins was proposing to drill to the 600 to 700 m depth, assuming that the channel feeders were controlled by the same structural system that controls the known gold mineralization in the San Francisco pit, and assuming that the possible feeders follow the general azimuth and dip of the metamorphic sequence. However, there exists another structural system related to the mineralization and, apparently together with the N60°W system, these control the emplacement of the granite and gabbro bodies into the metamorphic sequence and, therefore, are closely linked to the emplacement of mineralization. The second structural system is the N30°W system which, on the surface or in the pit exposures, has been mapped as a narrow fracture system filled by quartz-tourmaline veins and veinlets that contains high gold grades in widths varying from 0.30 to 1.9 m.

Core holes were distributed and along a N60°W line situated to the north of the San Francisco pit with spacing between the holes varying from 100 to 200 m. The core holes were drilled using an inclination varying from 50° to 70° and an azimuth of 205°. Figure 10.13 is the location map for each core hole in and around the San Francisco pit.

Figure 10.13
Location of the Core Drilling in and around the San Francisco Pit

Figure provided by Timmins Goldcorp Mexico, S.A. de C.V.

Timmins obtained the first results for the core drilling in May, 2011 and, although the results did not reveal the expected high gold grade, they did demonstrate that additional mineralization occurs beneath the floor of the designed pit, as well as in vertical extensions of the parallel repetitions of the mineralized zones known in the pit. These vertical extensions are at least 200 m in length. During the months of June and July, 2011, Timmins started an infill and exploration program designed to test the mineralization in the up dip direction, to confirm the continuity of these zones.

Hole TFD-90 was drilled from north of the San Francisco pit towards the pit along Section 460W. The results indicated multiple mineral intersections with the most significant starting at 120 m where a 25.50 m interval graded 0.42 g/t gold, including 3.0 m grading 1.179 g/t gold; from 240 m to 268.50 m the hole intersected 28.50 m grading 1.058 g/t gold, including 6.0 m grading 1.470 g/t gold, 4.50 m grading 2.194 g/t gold and 1.50 grading 2.889 g/t gold. From 282.0 to 292.50 m hole TFD-90 intersected 10.50 m grading 1.677 g/t gold, including 3.0 m grading 5.537 g/t gold, from 313.50 to 336.0 m, an interval of 22.50 m grading 0.430 g/t gold, including 3 m grading 1.379 g/t gold, 1.50 m grading 1.308 and 3.0 m grading of 0.700 g/t gold. From 352.50 to 399 m, the hole intersected another mineralized interval of 46.50 m grading 0.609 g/t gold, including 3 m grading 1.197 g/t gold, 1.50 m grading 1.998 g/t gold, 1.50 m grading 1.264 g/t gold and 4.50 m grading 2.219 g/t gold. Finally at a depth of 462.50 m, drill hole TFD-90 intersected 7.50 m grading 0.450 g/t gold, including 1.50 m grading 1.465 g/t gold. The geological interpretation is that drill hole TFD-90 intersected several mineral zones that have been projected down dip from beneath the southern wall of the San Francisco pit, but the continuity of the mid portion of the mineralization below the pit floor remains to be confirmed.

Timmins drilled hole TFD-79 along Section-line 580W at an azimuth of 205° and for a total length of 500.10 m. The assay results from this hole indicated multiple mineral intersections starting at 58.50 m and grading 0.774 g/t gold over 1.50 m; from 114.0 to 120 m the hole intersected 6.0 m grading 0.984 g/t and from this point to 279.0 m the hole contained several 1.50 m low grade intersections. The most significant intersections, due to the down dip projection of the gold mineralization in the pit, started at 279.0 m and is a 13.50 m wide interval grading 0.897 g/t gold, including an interval of 1.50 m grading 2.728 g/t gold. A second mineralized interval was intersected from 337.50 to 385.50, a 48.0 m wide zone grading 0.627 g/t gold that included 3.0 m grading 1.543 g/t gold and 9.0 m grading 1.099 g/t gold. These mineral intersections along with the up-dip projections towards the holes drilled from the south wall of the pit are shown in Figure 10.4, included previously.

Timmins began drilling hole TFD-80 along Section 700W, but a deviation during the drilling process caused the hole to drift from Section 700W across to Section 680W. The hole started to intersect mineralization at a depth of 165 m, where an interval of 6 m grading 0.461 g/t gold was encountered. Other intersections included a 10.50 m interval from 175.50 m to 186.00 m grading 0.709 g/t which includes 1.50 m grading 2.725 g/t gold; a 6 m interval from 219.0 to 225.0 m grading 0.370 g/t gold and a 1.50 m interval from 231.0 to 232.50 m grading 1.047 g/t gold. The next mineral intervals were intersected beginning at a depth of 409.50 m where 16.50 m graded 0.608 g/t gold, including 1.50 m grading 3.097 g/t gold, and at 433.50 m where 16.50 m grading 0.303 g/t gold, including 1.50 m grading 1.033 g/t gold were encountered. The last two mineralized zones are separated by very low grade mineralization. Figure 10.5, included previously, shows the drilling on Section 700W which includes the projection of the mineralization down dip from the south wall of the San Francisco pit towards the northern drill intersections.

On Section 800W, drill hole TFD-88 confirmed the strike continuity of the deepest mineralized zone intersected by holes TFD-90, TFD-79 and TFD-80. Hole TFD-88 intersected gold mineralization almost from surface, starting with an interval of 3 m grading 0.423 g/t gold from 0 to 3 m and an interval of 3 m grading 0.364 g/t gold from 6.0 to 9.0 m. The next mineralized interval was intersected at 90 m where 6 m graded 1.054 g/t gold. Between 124.50 m and 315 m several intervals of medium and high grade gold grades, ranging in width from 1.50 m to 7.50 m, were intersected. Among these intervals were 7.50 m grading 0.408 g/t gold, 3 m grading 0.679 g/t gold, 6 m grading 0.368 g/t gold, 4.50 m grading 0.720 g/t gold, 3.0 m grading 0.665 g/t gold and 3.0 m grading 0.688 g/t gold. From 403.50 to 406.50 m a 3.0 m interval graded 1.938 g/t gold and from 414.0 m to 415.5 m a 1.50 m interval graded 1.564 g/t gold. Finally, beginning at 432 m, several mineral intervals with medium gold grades were intersected with the best being 34.50 m grading 0.406 g/t gold.

However, the most significant of the core intersections were the results from RC hole TF-1280 which was drilled from the mid-portion of the current pit bottom along Section 720W. In addition to confirming expected mineralization contained in the 2010 mine plan as outlined by the block model, it also confirmed the continuity of the gold mineralization below the planned pit floor with a number of mineralized zones intersected, the best of which was 35.05 m grading 1.807 g/t gold.

Since the results from the first core holes confirmed and extended the mineralization at the San Francisco pit, at the end of May, 2011, Timmins added another core drilling rig to its program. This rig is capable of drilling up to 1,200 m holes of HQ and NQ core diameters and will be used to explore the projected N30°W structural system below the floor of the designed pit. As of the publication of this report, two holes have been drilled, TFD-97 to 1,070 m and TFD-103 to 1,120.85 m with these holes having reached vertical depths of 742 m and 1,053 m, respectively. Both holes were drilled on an azimuth of 240° and from the farthest possible location along the northern limit of the San Francisco pit.

Drill hole TFD-97 was collared at the intersection of Section 580W and reference line 1126N, with a dip angle of -50° and an azimuth of 240°. From the collar down to a depth of 49.50 m a polymictic breccia was intersected which contained a mineralized interval of 16.50 m grading 2.71 g/t gold. However, this interval was strongly influenced by a 1.50 m interval grading 27.815 g/t gold which occurred at a depth of 36 m. From the bottom of the breccia and down to the end of the drill hole the lithology was a sequence formed by gneiss or augen gneiss varying in composition from felsic (light) to mafic (dark) and gabbro, with the entire sequence affected by dikes of diorite-andesite and monzonite composition. Inside the gneiss and sometimes in the contact between the gabbro and the dikes there are quartz-tourmaline breccias which contain gold values. The most significant of these intersections are 3.0 m grading 1.231 g/t gold at 271.50 m, 1.50 m grading 1.792 g/t gold and 2.487 g/t gold at 285 and 294 m, respectively, and 4.50 m grading 0.618 g/t gold at 334 m. At depths of 42.50 m and 480 m are 1.50 m intervals grading 1.251 g/t gold and 1.875 g/t gold, respectively. At 502 m a 4.50 m interval grades 1.616 g/t, including 1.50 m grading 3.922 g/t gold. At 537 m, 15.0 m grades 0.584 g/t gold, including 1.50 m grading 1.092 g/t gold and 1.50 m grading 1.282 g/t gold. Beginning at 568.50 m an interval 12 m wide was intersected that graded 0.617 g/t gold, including 1.50 m grading 1.174 g/t gold. At 832 m a 6 m intersection grading 1.765 g/t gold, including 1.50 m grading 5.807 g/t gold, was encountered. The assays from 844 m to the end of the hole are still pending. It has been observed that most of the high values described above are hosted in narrow quartz veins which could be associated with feeder channels, although, at the moment, this does not justify any follow-up due to the high cost of drilling to these depths and the size of the targets.

Hole TFD-103 was drilled using the same azimuth of 240° and an angle of -70° on Section 335E. The objective for this hole was to explore below of the centre of the deposit in the San Francisco pit. The hole started in gabbro and then crossed through a sequence of gneiss with the same features as describe for TFD-97. Although the objective was deep exploration, the best mineral intersections returned from the first 500 m are as follows:

  Between 67.50 m and 72 m, a 4.50 m interval grading 1.002 g/t gold.

  Beginning at 81 m, an interval 4.50 m grading 0.493 g/t gold, including 1.50 m grading 1.071 g/t gold.

  Between this and the next interesting mineral interval the hole intersected multiple mineralized zones of low grade and narrow widths.

  Beginning at 186 m, an interval of 12 m grading 1.622, including 1.50 grading 7.636 g/t gold.

  Beginning at 234 m, an interval of 12 m grading 1.369 g/t gold, including three intervals of 1.50 m grading 1.673, 2.851 and 2.322 g/t gold, respectively.

  Beginning at 315 m, an interval of 6.0 m grading 0.773 g/t gold.

  Beginning at 328.50 m, an interval of 4.50 m grading 0.641 g/t gold.

  Beginning at 361.50 m, an interval of 37.50 m grading 0.869 g/t gold, including an interval of 24 m grading 1.037 g/t gold which itself includes 3 m of 2.198 g/t gold and three intervals 1.50 m grading 1.352, 2.090 and 2.083 g/t gold, respectively.

  Beginning at 457.50 m, an interval of 12 m grading 0.999 g/t gold and 6 m grading 0.765 g/t gold and 21 m grading 0.644 g/t gold.

At a depth of 726 m, 4.50 m were intersected grading 2.211 g/t gold that included 1.50 m grading 5.747 g/t gold. Finally at a depth of 1,077 m a quartz vein was intersected containing 7.647 g/t gold.

Most of the mineralized intervals from surface down to 500 m correspond to projections at depth of the known mineralization within the San Francisco pit. These holes are confirming the concept that repeated mineral zones lie below the floor of the designed pit. The drilling is also confirming the continuity of these mineral zones in the up dip direction on the southern wall of the pit. Regarding the anticipated presence of high gold values, it appears that they are restricted to narrow veins or breccias which returned gold grades varying between 2.0 and 7.647 g/t gold.

10.3.1.2 Eastern Perimeter

This area is extends from Section 400W towards the east, generally corresponding to the eastern projection of the mineralized trend that is exposed in the San Francisco pit. The exploration in this area dates back to a series of widely spaced reverse circulation and rotary holes drilled by Geomaque in the late 90’s. That exploration covered a series of outcrops of granite, gneiss, gabbro and dikes of monzonite, with the trenching across the outcrops discovering that the first three lithology types were associated with gold values. These outcrops along with a series of shallow underground workings are located on the east-southeastern projection of the mineral zones known in the San Francisco pit and belong to the same lithological units that contain the gold mineralization in the deposit. Geomaque’s work resulted in the discovery that the mineral zones began on surface and continued to at least a 60 m depth.

The results of the Geomaque drilling were followed up by Timmins in a series of short drilling campaigns completed between 2005 and 2009. By the end of 2009, Timmins drilling results indicated the existence of two elongated zones of mineralization 200 to 250 m long by 60 to 80 m wide which were amenable to mining by open pit up to a maximum depth of 80 m. The mineralization remained open in the east-southeastern direction and, according to the interpretation based on some holes drilled by Geomaque which are now buried by waste dumps south of the pit, there are possible parallel mineral zones running east-west which require further exploration along the southeastern projection.

Most of the drilling conducted in this area by Timmins between July, 2010 and June, 2011 is infill drilling based on the results obtained by previous drilling programs, as well as a continuation of the exploration of the mineralization to the southeast. The total drilling on the eastern perimeter for the period 2010 to 2011 consisted of 24,617 m in 189 RC drill holes and 5,600 m in 16 core drill holes.

A summary of the most significant 2010 and 2011 mineral intersections for the eastern perimeter are shown in the Appendix 3. Figure 10.14 shows the locations of the RC drilling on the eastern perimeter of the pit while the previous Figure 10.13 shows the core drilling on the eastern perimeter, as well as that previously discussed on the northern portion.

Following is a brief description of some of the most important drill holes results in this area.

At the beginning of the exploration program for the period from June, 2010 to July, 2011, the drilling was based on the results of hole TF-161 located at the eastern extremity of the area on Section 40E, and hole TF-688 drilled on the Section 60E. Hole TF-161 contained a mineral intersection of 15 m assaying 1.43 g/t gold and hole TF-688 intersected a grade of 0.60 g/t gold over a 9.14 m interval.

Due to the general dip of the host lithology and the perpendicular angle of most of the drill holes, the intersected width usually approximates the true width for the mineralization.

As the drilling program progressed the assay results for other drill holes assisted in defining the overall program for the eastern perimeter. Some of these indicated further mineralized intersections, as follows:

Figure 10.14
Location Map for the Reverse Circulation Drilling Conducted on the Eastern Perimeter

Figure provided by Timmins Goldcorp Mexico, S.A. de C.V.

  Drill hole TF-679 had two mineral intersections, the first one 3.05 m in width grading 1.05 g/t gold and the second one 1.50 m in width grading 1.07 g/t gold.

  Drill hole TF-680 contained in an interval of 1.50 m grading 0.80 g/t gold, located between 9.14 m and 10.67 m.

  Drill hole TF-685 intersected one mineralized interval from 36.58 m to 39.62 m (a width of 3.05 m) grading 5.18 g/t gold. This interval included 1.50 m grading 8.8 g/t gold.

  Drill hole TF-689 located on the same section as hole TF-668, intersected two mineralized intervals of 3.05 m each. The first interval grades 0.58 g/t gold and the second 1.26 g/t gold, including an interval of 1.50 m grading 2.30 g/t gold.

During September, 2010, in addition to the drilling east of Section 40E, a pair of chargeability anomalies which resulted from the NSAMT survey were drilled. To test these anomalies, 8 RC holes ranging in depth from 250 to 300 m were drilled. However, the presence of water and the ground conditions encountered in the drill holes prevented the holes from penetrating any more than 200 m. As the geology is favourable in this area for gold mineralization, Timmins has decided to continue exploration there using core drilling in the near future.

Hole TF-813 was drilled on Section 160W as a part of the infill program and encountered several mineralized intervals. The best interval in this hole was 13.71 m, between 109.73 m and 123.44 m, that graded 1.46 g /t gold, including two intervals 1.50 m in width that contained 3.81 g /t gold and 5.89 g /t gold, respectively. The next best interval was from 131.06 to 144.78 m, a width of 13.72 m, that graded 0.71 g/t gold, including 1.50 m of 2.56 g/t gold.

Infill drilling was conducted around the elongated bodies delineated in the previous resource estimation during October and November, 2010. During these months drilling totalled 4,255 m in 29 RC holes with most of the holes returning mineralized intersections in intervals varying from 1.50 m to 24.39 m in width.

Drill hole TF-820 on the Section 120W contained multiple mineral intersections starting at 1.50 m and continuing down to a depth of 86.87 m. These intersections were as follows: 6.10 of 1.16 g/t gold, including 1.50 m grading 3.36 g/t gold; 4.57 m of 0.61 g/t gold; 24.39 m of 0.59 g/t gold starting at a depth of 39.62 m, including 1.50 m of 2.13 g/t gold and finally, 30.5 m from 83.82 to 86.87 m grading 0.94 g/t gold.

Drill hole TF-685 on Section 80E intersected a mineralized interval of 3.04 m grading 5.18 g/t gold, including 1.50 m of 8.85 g/t gold. Drill hole TF-815 had a mineral intercept of 13.71 m grading 0.54 g/ gold. Drill hole TF-817 intersected 4.58 m grading 0.94, 3.04 m grading 0.85 g/ t gold and 6.09 m grading 0.51 g/t gold. Drill hole TF-818 contained an intercept of 29.82 m grading 0.73 g/t gold, including 1.50 m grading 2.81 g/t gold and 1.50 m grading 2.34 g/t gold.

Drill hole TF-822 on Section 160W intersected a grade of 1.11 g/t gold over a width of 15.24 m starting at 12.19 m. This mineralized interval included 1.50 m of 7.67 g/t gold.

Drill hole TF-826 on Section 120W had a high grade intercept marked by an interval of 10.67 m width grading 7.51 g/t gold, including 1.50 m grading 10.0 g/t gold, 1.50 m grading 9.14 and 1.50 m grading 31.85 g/t gold. A second interval of mineralization in this hole was 6.10 m wide grading 0.88 g/t gold, including 1.50 m of 2.86 g/t gold.

Drill hole TF-841 on Section 160E intersected 10.67 m grading 0.67 g/t gold, including 1.50 m grading 2.86 g/t gold. Drill hole TF-845 intersected 6.09 m grading 2.88 g/t gold, including 1.50 m grading 9.05 g/t gold.

Exploration and infill drilling continued throughout December in this area. A total of thirteen holes were drilled and three were successful in intersecting mineralization as follows:

Hole TF-896 was drilled on Section 240W and contained two mineral intersections of interest. The first, starting at a depth of 62.48 m, was 4.58 m grading 1.52 g/t gold, including 1.50 m grading 2.56 g/t gold. The second was an interval of 4.57 m grading 0.46 g/t gold, including 3.05 m grading 0.89 g/t gold.

Hole TF-897 had two narrow mineral intersections, 1.50 m grading 2.109 g/t gold and 1.50 m grading 0.44 g/t gold. Hole TF-905 intersected 1.50 m grading 4.58 g/t gold and a second interval of 4.57 m grading 1.07 g/t gold, including 1.50 m of 2.62 g/t gold.

At the present time it appears that the gold mineralization to the east of the San Francisco pit forms several small parallel zones which extend in the east-southeast direction. The preliminary limit of these zones is the El Llano creek but this limit has not been drill tested as no drilling has occurred east of the creek at this point.

2011 began with intensive drilling activity along the east-southeast trend of the mineralization on the property. Between January and July, 2011, a total of 20,935 m of RC drilling distributed in 188 drill holes was completed. The majority of the holes were infill drilling between Section 400W and Section 200E, covering the entire width of the mineral trend as projected from the San Francisco deposit.

The exploration in the eastern portion of this area, specifically from Section 200E to the east, was based on the results of the geophysics survey (NSAMT), and Timmins drilled holes TF-810 and TF-812 on the chargeability anomaly identified by the survey. The drill holes were inclined and designed to reach a depth of 250 m to investigate the anomaly at a true depth of between 210 and 230 m. Only drill hole TF-812 returned one significant mineral intersection between 30 and 150 m down the hole. This intersection was 12.19 m wide and graded 0.75 g/t gold (or 9.12 m grading 0.96 g/t gold) between 45.72 m and 57.91 m. There were two other lesser intersections down to 150 m, a 6.08 m intersection grading 0.52 g/t gold and, at the bottom, 6 m grading 0.60 g/t gold. The remaining portions of both holes had several thin low grade gold intersections.

Neither of these RC holes drilled to explore the zone of high chargeability reached its objective of drilling below 200 m in order to enter the zone. However, both holes started in a small chargeable zone at the surface and entered into the resistive low chargeability zone with the gold values located in the limits between them. The lithology that was identified is confusing as the RC chips are mainly gneiss and granite, with a large amount of water in the holes. Timmins considers it possible that the drilling was in a small basin and across saturated alluvial fill, which could be the cause of the chargeability anomaly. Timmins believes that this area needs to be drilled using core rigs to explore down to 500 m below the surface, in order to resolve the issues it identified with the RC drilling.

For the purpose of continuing the exploration to the east of Section 200E and in order to better understand the geology and the relationships between the gold mineralization and the host rocks in the area, Timmins conducted a core drilling program between Section 200E and Section 400W. Between March and July, 2011, a total of 18 core holes were drilled for a total of 5,673 m. Of these, 8 holes representing 3,487 m were considered to be pure exploration holes and were drilled in the area to the east of Section 200E.

Table 10.2 is a summary of the 18 core holes drilled in the eastern area.

Table 10.2
Summary of the Core Holes Drilled on the Eastern Area

No. Cons	Hole Number	Coordinates UTM Coordinates Datum NAD27 Mexico			Az	Dip	Depth (m)	Section W	Ref Line
		Easting	Northing	Elev
1	TFD-71	489,435.297	3,356,856.238	694.527	25°	-60°	501.50	200E	450N
2	TFD-73	489,606.935	3,357,228.443	699.486	205°	-70°	501.95	200E	850N
3	TFD-76	489,501.161	3,357,218.586	698.964	205°	-70°	250.50	100E	800N
4	TFD-82	489,414.822	3,356,812.204	694.368	25°	-60°	150.05	200E	400N
5	TFD-83	489,458.121	3,356,905.530	692.928	25°	-60°	151.15	200E	500N
6	TFD-89	489,488.145	3,357,450.191	695.586	205°	-70°	302.10	00	1004N
7	TFD-91	489,019.077	3,357,389.180	670.898	205°	-70°	500.95	150E	500N
8	TFD-92	489,513.467	3,356,883.498	693.415	0°	-90°	151.30	260E	501N
9	TFD-93	489,424.224	3,356,925.171	693.817	0°	-90°	150.05	160E	501N
10	TFD-94	489,404.423	3,357,458.050	697.290	0°	-90°	420.55	080W	976N
11	TFD-95	489,367.035	3,357,368.993	697.599	0°	-90°	300.50	080W	875N
12	TFD-96	489,408.544	3,357,315.310	695.670	0°	-90°	309.80	020W	850N
13	TFD-98	489,454.830	3,357,409.500	694.263	0°	-90°	217.50	020W	950N
14	TFD-99	489,533.712	3,357,303.440	695.095	0°	-90°	146.90	100E	900N
15	TFD-100	489,452.432	3,357,268.872	694.492	0°	-90°	299.80	40E	825N
16	TFD-102	489,561.682	3,356,862.410	697.590	205°	-70°	496.85	300E	500N
17	TFD-104	489,815.010	3,356,983.193	699.347	205°	-70°	320.90	500E	700N
18	TFD-105	489,601.209	3,356,733.515	694.087	335°	-70°	500.80	400E	400N

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Figure 10.15 combines the results of the RC drilling commented in the paragraphs above and the results of the core holes drilled along Section 200E with respect to the results of the NSAMT configuration, as interpreted by Zonge in 2008.

Figure 10.15 contains the results of core holes TFD-71 and TFD-73 that were drilled to intercept the high chargeability zone at depth. The best mineral intersections are located in the first 300 m from surface and there does not appear to be any relationship between the mineralization and the high chargeability zone. Drill hole TFD-71 intersected the best mineral values between 4.50 and 150 m down the hole, including 4.50 m grading 0.412 g/t gold, 1.50 m grading 1.086, 22.50 m grading 1.023 g/t gold and 4.50 m grading 0.486 g/t gold. The best zone of mineralization was 25.50 m grading 1.908 g/t gold or 31.50 m grading 1.57 g/t gold and finally 12.0 m grading 0.49 g/t gold. Hole TFD-73 had multiple mineral intervals with the best being 1.50 m grading 1.57 g/t gold, 4.50 m grading 1.40 g/t gold and 15 m grading 0.40 g/t gold, this last interval being at a depth of 300 m.

Figure 10.15
Distribution of the Drilling in Relation to the Chargeability High Identified in the NSAMT Survey

Figure provided by Timmins Goldcorp Mexico, S.A. de C.V.

The preliminary results for the rest of the eastern holes that are being drilled towards the railroad have returned disappointing gold values, which have been erratic in nature and over a maximum thickness of approximately 3 m. There have been a number of outliers. However, the geology encountered has been favourable in terms of lithology, alteration and favourable structures. Geologically the rocks still consist of biotite gneiss, crackled, with quartz-tourmaline breccias and veinlets and pyrite. This area was covered by 7 preliminary exploration core holes. The last hole, TFD-104, drilled on Section 500E at the intersection with line 700N, is the closest to the railroad and was drilled to a depth of 311 m. Hole TFD-104 encountered several primarily low grade mineral intersections, but an interval of 10.5 m grading 1.261 g/t gold, including 6.0 m grading1.918 g/t gold, was encountered at a depth of 150.0 to 160.5 m. This interval appears to correlate with the mineralized zone intersected in hole TFD-71 on the Section 200E. Other mineralized intervals in this hole include 1.50 m grading 0.441 g/t gold, 3.0 grading 0.420 g/t gold and 7.5 m grading of 2.62 g/t gold, including 1.50 m grading 12.735 g/t gold.

10.3.1.3 Southern Perimeter

Forty-three RC holes totalling 4,112 m were drilled along the south wall of the San Francisco pit. The first objective of this drilling was to confirm the extension of the mineralization within the presently designed pit limits, with a secondary objective to explore for additional mineralization which might justify a push back of the present limit in a southerly direction, thereby preparing the pit to recover additional mineralization below the design pit floor.

The first holes in this area were drilled to explore below the exposures of granite-gabbro containing gold mineralization on surface and were located in the immediate area of the old San Francisco shaft. Of the 9 holes drilled for this purpose, all returned mineral intersections, with the majority of them being of medium grade. Hole TF-783 intersected 4.5 m grading 0.48 g/t gold at 35.05 m and hole TF-784 starting at surface intersected 4.50 m grading 0.43 g/t gold and another 1.50 m grading 4.37 g/t gold. The results of this drilling campaign did not define a short term mineral resource sufficient to support expanding the pit in this direction. Figure 10.16 is a map of the drill holes located to the south of the San Francisco pit.

Figure 10.16
Drill Holes Located South of the San Francisco Pit

Figure provided by Timmins Goldcorp Mexico, S.A. de C.V.

Part of the drilling on the southern portion of the San Francisco pit was the exploration and infill drilling on the southwestern border to follow up upon the results of the drilling reported in the 2010 resource estimate. In this area, parallel mineral zones were intersected on the hangingwall of the main mineral zone in the San Francisco mine which resulted in additional resources. However, additional drilling was required to explore both the up-dip projection and along strike.

Timmins defined this area for further work after the results of hole TF-551 were reviewed and it initiated a series of follow-up holes around TF-551 which confirmed the continuity of the mineralization along strike and down dip. However, because of the high stripping ratio and the need for higher gold values in the drill holes to justify extraction, it was decided to drill along strike and in the up-dip direction along the projection of the mineralization located beneath the pit floor. The drilling was conducted between Sections 500W and 1500W, with generally positive results.

The significant drill results are as follows:

Hole TF-356 drilled along Section 1440W had a mineral intersection of 4.57 m grading 0.94 g/t gold starting at a depth of 35.05 m.

Hole TF-636 on Section 1460W intersected two mineralized zones with the first starting at a depth of 25.91 m and consisting of 1.50 m grading 1.10 g/t gold and the second from 30.58 to 38.10 m consisting of 7.62 m grading 3.49 g/t gold, including 1.50 m grading 3.45 g/t gold, 1.50 m grading 7.00 g/t gold and 1.50 m grading 1.40 g/t gold.

Hole TF-637 on the Section 1020W intersected three mineral zones with the first starting at a depth of 1.50 m for 1.50 m grading 1.05 g/t gold, the second at 103.63 m for 4.57 m grading 4.26 g/ t gold, including 1.50 m grading 10.50 g/t gold, and the third starting 114.30 m where a 1.50 m interval graded 3.27 g/t gold.

Hole TF-355 drilled on the Section 1440W had several mineral intersections starting on surface, 1.50 m grading 1.82 g/t gold and 7.62 m grading 1.71g/t, including two 1.50 m intervals grading 4.11 g/t gold and 2.99 g/t gold, respectively.

During September, 2010, 14 other holes were drilled which continued to confirm the extension of the mineral zones. Drilling continued up to June, 2011. Eight of the 14 drill holes returned significant gold assays and these are described as follows:

Hole TF-801 had four mineral intersections, 1.50 m grading 2.53 g/t gold, 1.50 m grading 2.73 g/t gold, 1.50 m grading 1.03 g/t gold and a 1.50 m intersection of low grade material grading 0.36 g/t gold.

Hole TF-803 drilled along Section 1060W intersected three mineralized zones below a depth of 58 m. The first was 6.10 m grading 1.54 g/t gold, including 1.54 m grading 5.55 g/t gold; the second was from 109.73 to 123.44, an interval of 13.71 m grading 1.58 g/t gold including 1.50 m grading 3.84 g/t gold and 1.50 m grading 5.11 g/t gold, and the third intersection, at 129.54 m, another 13.72 m grading 1.00 g/t gold, including an interval of 1.50 m grading 4.37 g/t gold and a second interval of 1.50 m grading 2.58 g/t gold.

Hole TF-805 was drilled on Section 120W with the most significant intersections being at a depth of 30.48 m, 4.57 m grading 1.50 g/t gold, including 1.50 m grading 3.81 g/t gold, and at a depth of 160 m, 15.24 m grading 2.05 g/t gold, including four 1.50 m wide intervals with grades of 4.36 g/t, 3.36 g/t, 5.61 g/t and 4.63 g/t gold, respectively.

Hole TF-807 intersected a mineralized zone at a depth of 48.77 m, 1.50 m grading 2.126 g/t gold, and at a depth of 109.73 m, 16.76 m grading 0.501 g/t gold, including an interval of 1.50 m grading 1.595 g/t gold.

Hole TF-809 drilled on Section 1120W encountered several mineral intersections starting at a depth of 15.24 m, 6.08 m grading 0.383 g/t gold; then at 65.53 m, 4.56 m grading 0.691 g/t gold and at 92.96 m, 1.50 m grading 3.224 g/t gold. After encountering low grade zones of 3.04 m grading 0.333 g/t gold and 0.304 g/t gold, the hole intersected a zone 9.14 m in width grading 3.695 g/t gold, including 1.50 m grading 19.815 g/t gold, and a second interval 7.62 m in width grading 3.375 g/t gold, including 1.50 m grading 13.457 g/t gold and 1.50 m grading 2.733 g/t gold.

Drilling along the Section 1000W, drill hole TF-855 encountered an important mineral intersection consisting of 15.24 m grading 0.876 g/t gold, including 6.10 m grading 1.544 g/t gold. Hole TF-857, an inclined hole on Section 1080W, intersected 3.05 m grading 1.592 g/t gold at a depth of 50.29 m. A vertical hole starting on the same section, TF-858, intersected several mineralized intervals, from surface to 4.57 m an interval grading 0.206 g/t gold and from 13.72 m to 18.29 m another 4.57 m grading 1.280 g/t gold, including 3.05 m grading 1.785 g/t gold.

The remaining significant mineral intersections are included in the Appendix 3 at the end of this report.

10.3.1.4 Inside of the San Francisco Pit

The drilling within the San Francisco pit was initially conducted to support the mining operations in distinguishing between ore and waste for short and long term planning purposes. In December, 2010, the mine’s geology department solicited 22 drill holes designed to infill the existing drilling, as it considered the block model to be based on widely spaced drilling and that the infill drilling could generate changes in the mine plan that may benefit the operations. These holes were drilled to a maximum depth of 112 m and can be considered successful based on the assay results.

Some significant mineral intersections were in the following holes:

Hole TF-878 returned a number of intersections, including 3.05 m grading 5.38 g/t gold, 12.20 m grading 0.60 g/t gold and 18.29 m grading 0.76 g/t gold, including 1.50 m grading 2.70 g/t gold.

Hole TF-882 intersected multiple intervals; 1.50 m grading 1.12 g/t gold, 3.05 m grading 5.18 g/t gold and 1.50 m grading 0.92 g/t gold.

Hole TF-884 intersected 6.10 m grading 0.60 g/t gold starting at 15.24 m and 18.29 m grading 0.73 g/t gold, including 1.50 m grading 2.73 g/t gold, beginning at 22.86 m. Starting at 62.48 m the drill hole intersected the following: 3.05 m grading 0.84 g/t gold; 4.58 m grading 3.23 g/t gold, including 1.50 m grading 8.22 g/t gold, and finally 6.0 m grading 1.26 g/t gold, including 1.50 m grading 3.42 g/t gold.

Hole TF-885 had three mineral intersections, the first one comprised of 3.05 m grading 0.94 g/t gold, a second of 7.62 m grading 1.29 g/t gold, including 1.50 m of 2.62 g/t gold, and finally an interval of 1.50 m grading 2.77 g/t gold.

In January, 2011 a further 74 holes of RC drilling were conducted for the same purposes as previously mentioned. However, in addition to revising the mine plan based on the December, 2010 drilling, it was decided to conduct infill drilling in the northern portion of the pit, in an attempt to reduce the amount of waste in the mine plan and also conduct exploration drilling north of the pit limit. The exploration north of the pit limit was conducted to determine the continuity of the gold mineralization between the Loma 200 and the site of the crushing circuit, since it is known that the crusher was set up on a mineralized zone which essentially starts on surface.

Finally, during the last months for the drilling period reported on herein and based on the results obtained from the deep core drilling program, Timmins implemented a program consisting of RC drill holes to explore the up-dip continuity of the mineral zones located below the currently planned pit bottom, based on the projected mineral intersections from the core drilling. Positive results from this program could substantially change future mine planning.

Figure 10.17 is a map showing the drill hole locations within the San Francisco pit.

Timmins outlined a program of drill holes to be conducted between Sections 400W and 100W in the pit bottom, working around the mining operations. This drilling was started in June, 2011 and the assays received from the first stage indicate that parallel mineralized zones or bodies up to 40 m in width are located in the first 100 m beneath the floor of the planned pit. The following significant intercepts are from the core and reverse circulation holes drilled so far:

  Hole TFD-79 intersected several mineral zones, with the best intersections from 279.00 m to 292.50 m for a total of 13.50 m grading 0.897 g/t gold and from 337.50 m to 385.50 m for a total of 48 m grading 0.627 g/t gold, including 3 m grading 1.543 g/t gold, 6 m grading 1.283 g/t gold and 4.50 m grading 1.117 g/t gold.

Figure 10.17
Drill Hole Locations within the San Francisco Pit

Hole TFD-80 intersected 10.50 m grading 0.709 g/t gold, including 1.50 m grading 2.725 g/t gold, and 6 m grading 1.166 g/t gold. The first intersection is located at 175.50 m and the second one at 420 m down the hole.

Hole TFD-90 intersected 25.50 m grading 0.424 g/t gold at a depth of 120 m, 28.50 m grading 1.058 g/t gold at a depth of 240 m, 21 m grading 0.571 g/t gold at a depth of 315.0 m and 31.50 m grading 0.721 g/t gold at a depth of 367.50 m. All intersections include intervals above 1.0 g/t gold and up to 5.537 g/t gold.

Hole TFD-91 intersected a mineralized zone 10.50 m wide grading 0.602 g/t gold, including 1.50 m grading 2.190 g/t gold.

RC Hole TF-1246 intersected 13.72 m grading 1.031 g/t gold.

RC Hole TF-1279 intersected several intervals; 18.29 m grading 0.536 g/t gold including 4.57 m grading 1.036 g/t gold, immediately underneath the existing bottom of the pit, 4.57 m grading 1.899 g/t gold and 6.09 m grading of 2.48 g/t gold.

RC Hole TF-1280 had multiple mineral intersections starting at a depth of 15.24 m; 15.24 m grading 1.431 g/t gold, 9.14 m grading 0.762 g/t gold, 12.19 m grading 0.647 g/t gold, 4.57 m grading 11.932 g/t gold and 39.62 m grading 1.613 g/t gold.

Most of the intersections mentioned above are related to the core drilling which reached a depth of up to 500 m. Also, in most of the cases, exploration RC drilling has been conducted based on the up-dip projection of the mineralized zones as determined from the dataset acquired from the core drilling that was conducted beneath the designed pit floor.

All of the significant assay results are included in the Appendix 3 of this report.

10.3.2 In and Around the La Chicharra Pit

Drilling at the La Chicharra pit commenced in June, 2011 and, at the time of this report, 36 holes of RC drilling had been completed for a total of 6,170.18 m along the north and northwest areas of the existing open pit. The drilling is focused on exploring the extension of the known mineral bodies in the north wall of the pit and the extension along strike, principally in northwest direction towards the La Severiana target. This target is a mineral occurrence 200 m to the west of La Chicharra and consists of a quartz vein with gold grades above 2 g/t and a width of 1.5 m which is considered to be a part of a wider mineral system that is associated with the mineralization of the La Chicharra deposit and its down dip extension. The locations of the drill holes are shown in Figure 10.18.

The results from this drilling indicate the continuity of the mineralization, both down dip and along strike, for at least 150 m. Timmins now believes that there is enough gold content to support the operation of the La Chicharra pit and will be conducting further work to demonstrate this. Some of the more relevant mineral intersections which it will follow up are:

  Hole TF-1500 intersected a 10.67 m wide mineralized zone grading 0.45 g/t gold, practically from surface to a depth of 12.19 m.

  Hole TF-1501 intersected mineralization starting at 32.0 m, 10.66 m grading 1.35 g/t gold, including two 1.50 m zones grading 2.82 and 2.34 g/t gold, respectively.

  Hole TF-1505, on Section 2880 W, in the western extremity of the pit intercepted a mineralized zone 13.72 m wide grading 0.56 g/t gold.

  Hole TF-1510 contained two mineral intersections of 15.24 m grading 0.72 g/t gold and 12.19 m grading 1.76 g/t gold.

  Hole TF-1511 intersected an interval of 13.72 m grading 1.68 g/t gold, including 3.02 m grading 2.17 g/t gold and 3.02 m grading 4.14 g/t gold.

  Hole TF-1512 on the Section 2820 W encountered multiple mineral intersections starting at 12.19 m, but the best were from 62.48 m and deeper as follows: from 62.48 to 68.58 m an interval of 6.10 m grading 1.09 g/t gold, from 77.72 to 89.92 m a mineralized zone of 12.20 m grading 0.45 g/t gold, including 1.50 m grading 1.38 g/t gold, and finally from 92.96 to 99.06 m an interval of 6.10 m grading of 1.35 g/t gold including an interval of 1.50 m grading 3.0 g/t gold.

Figure 10.18
Location of Drill Holes in the La Chicharra Deposit

The drilling results to date indicate that the mineralized zone at La Chicharra extends down dip from the existing pit to a depth of 200 m beneath the north wall of the pit, and 300 m parallel with the known mineral belt exploited by Geomaque. Ongoing drilling continues to the northwest of the La Chicharra deposit with the objective of testing additional mineralization along strike.

Other holes with good results are:

  TF-1515, with multiple mineral intersections, the best two of which are 16.81 m grading 0.48 g/t gold, including 1.50 m grading 1.50 g/t gold and 1.50 m grading 1.05 g/t gold; and 30.48 m grading 0.77 g/t gold, including several 1.50 m intervals grading from 1.19 to 3.77 g/t gold.

  Hole TF-1517 had an intersection 42.67 m grading 0.46 g/t gold, including several intervals of 1.50 m with grades varying from 0.48 to 3.74 g/t gold.

  Hole TF-1520 also encountered multiple mineral intersections; 12.19 m grading 1.24 g/t gold, including four intervals of 1.50 m with grades of 3.42, 2.15, 1.21 and 1.81 g/t gold, respectively, and 32.00 m grading 0.79 g/t gold, including 4.55 m grading 1.24 g/t gold.

All the details of the above intersections and others are contained in Appendix 3.

The mineralized intersections located in the holes described above are significant as they have enabled Timmins to extend the mineral resources of the La Chicharra deposit in a short time, with the expectation that the mineralized zone could be extended to a width of 200 m of which Geomaque only exploited the first 50 m.

Highlights of the holes drilled on the La Chicharra deposit in mid-2011 are summarized in Table 10.3.

Table 10.3
Summary of the Significant Drill Holes at the La Chicharra Deposit, Mid-2011

Drill Hole Number	Depth (m)	From (m)	Drill Intersections
			To (m)	TrueWidth (m)	Au g/t
TF-1501	152.40	32.00	39.62	7.62	1.350
TF-1505	161.54	47.24	60.96	13.72	0.560
TF -1511	179.83	70.10	83.82	13.72	1.680
TF-1512	155.45	62.48	68.58	6.10	1.090
		67.06	68.58	1.52	2.932
TF-1515	185.93	68.58	85.39	16.81	0.480
		94.49	124.97	30.48	0.770
TF-1517	185.93	48.77	51.82	3.05	0.410
		80.77	123.44	42.67	0.460
		146.30	156.97	10.67	1.331
TF-1520	185.93	0.00	1.52	1.52	0.507
		59.44	71.63	12.19	1.240
		109.73	141.73	32.00	0.790

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

10.3.3 Condemnation Drilling

10.3.3.1 West of the Leach Pads

A total of 44 RC drill holes totalling 6,576 m were devoted to condemnation of the area to the west of the current leach pads. The drilling was conducted at the request of the mining operations as this area has been selected as the site to stockpile the low grade material which will be processed at the end of the life of the mine.

In the past, this area has been the subject of exploration works by Geomaque and lately by Timmins, through geochemical soil sampling and geological mapping. This area hosts a series of isolated outcrops of gabbro and granite forming small hills. The geochemical survey demonstrated an anomalous gold area where it appears that the gold is hosted primarily in very narrow lenses within the granite. The best exploration results were obtained from 4 drill holes that each contained a 1.50 m intersection that returned varying gold values of 6.23 g/t, 2.43 g/t, 2.27 g/t and 1.97 g/t gold. These intersections correspond to the projection to depth of quartz veins or lenses that are exposed in small and old shallow underground works. Most of the holes drilled for the purpose of condemnation of the area returned anomalous gold values in narrow and horizontally restricted lenses and the area was released for the site of the low gold grade stockpile.

10.3.3.2 South of the Existing Waste Dumps

Twenty-three condemnation RC holes totalling 3,241 m were drilled south of the existing waste dumps which are located south of the San Francisco pit. The objective of this condemnation drilling was to release this area for the expansion of the waste dumps in that direction. This area is very close to the contact of the Precambrian metamorphic package with the rocks of the Coyotillo Group of Jurassic age and preliminarily work established that the rocks of the Coyotillo Group are not favourable to host a mineral deposit such as the San Francisco deposit. Along the contact and into the rocks of the Coyotillo several mineral occurrences have been encountered, mainly of silver, but these are related to quartz veins or lenses of limited extent. Under these circumstances the drilling in this area was conducted to release an area of approximately 3.6 ha which was covered by a drilling grid of 50 m.

The results of the drilling returned rare anomalous gold intercepts of minimum width and the area was released and delivered officially to the mine operations to be used for the expansion of the waste dumps towards the south.

10.3.4 La Perra Target

In recognition of the projected trend of the mineralization, exploration drilling was started on the La Perra target to the north of the La Chicharra deposit. This anomalous gold target is located in the area immediately to the northeast of the La Chicharra pit, and has been identified by geochemical soil sampling and the presence of holes or trenches where the gambusinos extracted free gold. The drilling program in this area was initiated in June, 2011 and results from only 7 holes are included in this report. Anomalous gold values were detected but these are very erratic and isolated in distribution and are no more than 1.50 m in thickness. In only one case was an interval of 4.57 m grading 0.17 g/t gold located and the highest gold value detected was 1.26 g/t gold over a width of 1.50 m.

Timmins is continuing the drilling program on the La Perra target. The goal is to test the area using the concept that the gold anomaly was produced by gold placer deposits located in paleo-soils that are developed by the in-situ degradation of older rocks containing quartz veins and veinlets. It is thought that any gold eroded from these rocks which are mainly granite and gneiss may have been transported over very short distances or even remained in situ. Structurally, the La Perra target is located in the projected down dip direction (N25°E) of the La Chicharra deposit and in the N60°W projection of the San Francisco deposit at a distance of approximately 700 m from the west limit of the current pit. The assays from the holes drilled in June, 2011 are not sufficient to reach any conclusions about the continuity of mineralization. Of the holes drilled, only TF-1840 intercepted a 1.50 m mineralized zone grading 1.26 g/t gold and hole TF-1892 a 1.50 m interval grading 0.81 g/t gold. Step out drill holes may be conducted to explore the extension of these mineral intercepts in all directions.

Appendix 3 contains the assay results from the holes drilled to date on the La Perra target.

11.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

If known, a description of the historical sampling methods, sample preparation, analysis and security conducted on the San Francisco project is provided in Section 6. TMM, through its Mexican subsidiary Timmins, conducted its initial exploration drilling program on the project in August and September, 2005, and instituted sampling procedures which have been discussed in the 2005, 2007, 2008 and 2010 Technical Reports that were filed on SEDAR.

During the July, 2010 to June, 2011, drilling program, Timmins continued to use the sampling procedures instituted for the previous reverse circulation and diamond drilling campaigns. Micon reviewed and discussed the sampling procedures during the July, 2011 site visit and is satisfied that these procedures are accurately carried out and are in accordance with the best practices currently in use by the mining industry, and that they are well documented. Micon concludes that the results produced by the procedures are reliable enough to form the basis for a mineral resource estimate.

Timmins’ July, 2010 to June, 2011 exploration drilling program consisted of 691 drill holes, totalling 94,148 m. All drill holes were field logged and sampled as the holes were in progress. During the drilling and each day that the drilling was completed, the information contained on the hand-written drilling logs (field logs) was transcribed into an Excel® spreadsheet. The Excel® spreadsheet contains the basic drill hole data, individual sample data and assay results, as well as the codes for the lithology, alteration and mineralization. This information was converted to an ASCII file to import it into the database which supports the present resource estimate by Timmins. Geological and mineralization interpretation was conducted based on cross-sections which were produced using an AutoCAD® software package.

The drilling completed in this period was based on an analysis of the results of the exploration programs of previous years conducted by Timmins, and of the block model and interpretation of the probable extensions of the mineralization in the area near the SanFrancisco pit.

11.1 REVERSE CIRCULATION DRILLING

From the RC drilling, a portion of the material generated for each sample interval was retained in a plastic specimen tray created specifically for the reverse circulation program. The samples in specimen trays constitute the primary reference for the hole in much the same way as the core does for diamond drilling. The specimen tray was marked with the drill hole number and each compartment within the tray was marked with both the interval and number for the respective sequential sample it contained. Empty compartments were left for the locations where the blank and standard samples were inserted into the sequential sample stream and two compartments were identified for duplicate samples. Figure 11.1 shows some of the specimen trays for drill hole TF-1566.

Figure 11.1
Specimen Trays for Drill Hole TF-1566

Due to the nature of RC drilling, only rock chip fragments are produced, and these range from a very fine grained powder up to coarse chips 2 cm in size. Since the stratigraphic contact between the different rock units cannot be identified exactly, the holes were sampled on equal 1.5 m (5 ft) intervals from the collar to the toe of the hole. The sample interval was chosen because it represented two samples per drill rod (3 m or 10 ft). In general, this is considered to be the standard sampling length within the industry.

Samples were taken in the overlying alluvium as well as within the underlying rock units. The alluvium samples were subject to random assaying, whereas every sample originating from the underlying rock units was assayed. The recovery of the material during the drilling program was excellent, in the order of 90% to 95%, in both near surface sulphide-oxide and lower sulphide zones.

A common feature in the sampling process for RC drilling is that a unique sample tag is inserted into the sample bag with each sample, and each sample bag is marked with its individual sample number. The bags containing the blank and standard samples are added into the sequential numbering system prior to shipment of the samples to the preparation facility. Sample preparation and assaying were performed at the San Francisco mine. Approximately 15% of the samples assayed in the laboratory at the San Francisco mine were checked at an external laboratory. The principal external laboratory has been the IPL-Inspectorate laboratory in Vancouver, B.C.

Samples identified as field duplicate samples during the RC drilling were split into two separate sequentially numbered samples during the sampling process at the drill.

11.2 CORE DRILLING

For core drilling, control starts after a run has been completed and the rods are pulled out of the hole. Once the core is removed, it is placed in core boxes; the length stored in each box depends of the diameter of the core, 2.40 m for HQ diameter and 3.0 m for NQ. This step in the procedure is completed by the contractor’s personnel, under the supervision of a Timmins geologist. Timmins and the drill contractors follow the generally accepted industry procedures for core placement in the core boxes.

Small wooden tags mark the distance drilled in metres at the end of each run, the depth from and to, and the length drilled and length recovered. The drill rods used by the contractors involved in the core drilling are measured in Imperial units while the tags placed in the boxes are measured in metric units. The hole number and progressive box number are marked on each filled box by the drill helper and checked by the geologist. Once the core box is filled at the drill site the box is covered with a lid to protect the core and the box is sent to the core logging facility for further processing.

For diamond drilling where core is produced, the exact stratigraphic contact between the various different rock units can be identified and these contacts are used as the primary basis for separation of the sample intervals. The maximum sample length within the stratigraphic unit was restricted to approximately 1.0 m or 2.0 m, with no minimum restriction. The maximum sample lengths are in accordance with accepted industry practice. In addition to the stratigraphic restrictions that limit the length of the core interval, the size of the sample may be restricted because of the content or type of mineralization encountered within the drill hole. In general, core recovery for the diamond drill holes at the San Francisco project was better that 98% and no core loss due to poor drilling methods or procedures was experienced.

A unique sample tag is inserted into the sample bag with each sample and each sample bag is marked with its individual sample number. The bags containing the blank and standard samples are added into the sequential sample numbering system prior to be being shipped to the assay preparation facilities of Inspectorate or ALS-Chemex. Both of these preparation facilities are located in Hermosillo, although ALS-Chemex has sent samples to its facilities in Chihuahua and Zacatecas for preparation if there is a large back log of samples waiting to be prepared. During the sampling process, some samples are identified as field duplicate samples and these are also inserted into the sample stream.

11.3 SAMPLE COLLECTION AND TRANSPORATION

11.3.1 Reverse Circulation Drilling

The RC drilling sampling was conducted by a team of two or three geological assistants under the close supervision of the TMM/Timmins staff geologists in charge of the on-site program. The staff geologists were responsible for the integrity of the samples from the time they were taken until they were delivered to the preparation facilities at the San Francisco mine. Figure 11.2 shows collection of a RC sample during the July, 2011 Micon site visit.

Figure 11.2
Reverse Circulation Sample Collection

The RC cuttings collected at the drill site were discharged from the drill hole through a hose into a cyclone where they were collected in a plastic pail. Sampling of the material generated during the RC drilling was conducted at the drill rig using a stainless steel riffle splitter if the material was dry and a rotary splitter situated below the cyclone if the material was wet. The cyclone and splitters were cleaned between samples and, in the case of wet samples, the cyclone and splitters were blown out using compressed air and also washed out between each sample using clean water. Using a 12.5 cm drill bit and a sample length of 1.5 m, it is estimated that the original sample weighed 48.3 kg, prior to making allowance of recovery. It is estimated that the average recovery was between 90% and 95%, which would indicate that the mass of the recovered sample varied between 42 and 45 kg.

The method of splitting the samples derived from the RC drilling was as follows:

1)

If the sample was dry, the entire sample interval was collected in a bucket and then passed through the riffle splitter twice before the final sample of 21 to 23 kg was collected. The remaining 21 to 23 kg was rejected. The 21 to 23 kg sample was subjected to a second split to obtain two samples of 10 to 12 kg (an original and a witness sample). The geologist or an assistant (under supervision) had previously marked the drill hole number and sample number on the plastic sample bags and inserted the sample tag into the sample bag for the original sample. Both bags were closed and sealed at the drill with plastic tie wraps and transported to the camp facilities.

2)

If the sample was wet, it was discharged to a cyclone and then passed through a rotary cone splitter to divide the sample into two equal portions, one of which was automatically rejected and the other collected and simultaneously split into two equal halves by means of a mechanism designed for this purpose and installed in the lower portion of the rotary splitter. The two samples were collected in fabrine (micropore) sample bags to allow retention of the solids and the slow dissipation of the drilling water through the pores in the sample bags without sample loss. In all cases, a flocculent was used to settle the solids, including the fine portion, prior to tying the fabrine bag. The outside of each sample bag was marked with the sample’s individual number which corresponded to the number on the sample tag which was inserted into the bag containing the original sample.

All samples from the RC drilling were prepared at the drill site by the TMM/Timmins staff geologists and their assistants. Each time that a hole was completed, a truck was dispatched from the drill site to the preparation facilities of the Timmins assaying laboratory, which currently supports the mining and processing operations of the San Francisco gold mine and the exploration in the area surrounding the pit.

For check assays and their preparation, a truck was periodically dispatched to deliver samples to the Hermosillo assay preparation facility of IPL Laboratories and, from January, 2010, to IPL-Inspectorate. Sample bags containing the blank and standard samples were added into the sequential numbering system prior to shipment of samples to the preparation facilities, both at the San Francisco mine and in Hermosillo. Samples selected as duplicates were split into two separate sequentially numbered samples during the sampling process at the drill.

11.3.2 Core Drilling

Geologic descriptions of the core samples, including nature of the sample, length of sample, lithology, alteration and mineralization, were captured on drill log forms. Samples were sealed in cloth bags with drawstring closures with the sample identification tags placed with each sample in the bag. A matching tag was retained in a sample book. Samples are stored on site in a locked warehouse at the exploration camp.

Where core drilling is conducted, the sampling controls start after a run has been completed and the rods are pulled out of the drill hole. Once the core is removed from the core barrel it is placed in core boxes, with each box varying in length depending on the type of core stored in it (2.40 m for HQ diameter or 3.00 m for NQ diameter). This follows standard industry procedures for core placement in the core boxes. Small wooden tags mark the distance drilled in metres at the end of each run.

The drill hole number and box number are marked on each filled core box by the drill helper and checked by the geologist. Once the core box is filled at the drill site, the box is covered with a lid to protect the core and the box is sent to the core logging facility for further processing. Since core drilling produces a unique record of the exact stratigraphic contact between the different rocks units, the stratigraphic contacts are used as the primary basis for separation of the sampling intervals, with the maximum sampling length within a stratigraphic unit restricted to approximately 1.0 m or 2.0 m and no minimum size restriction.

In general, the core recovery for the diamond drill holes in the San Francisco drill program was better than 95% and no core loss due to poor drilling methods or procedures was experienced.

A truck goes to each drill site to collect the core boxes at regular intervals during the day. The boxes were loaded into the truck and placed in a criss-cross pattern and then secured to the truck by ropes to prevent movement on the short drive back to the on-site core logging facilities.

Once the core boxes arrive at the logging facility, they are laid out in order, the lids are removed and the core is washed to remove any grease and dirt which may have entered the boxes. The depth markers are checked by the geologist and the depth “from” and “to” for each box is noted on both the top and the bottom covers of each core box.

The geologist logging the core begins by examining the core to ensure it is intact. During the core logging process, the geologist defines the sample contacts and designates the axis along which to cut the core. Special attention is paid to the mineralized zones to ensure that the sample splits are representative. The sample limits are marked on the core as well as on the side of the core box, and the sample numbers are marked on the core box next to the sample limits. Afterwards, the sample limits are input into an Excel spreadsheet, which records the sample number and intervals.

Once the core has been logged and the samples marked, the core boxes are brought to the area where an electric diamond saw is set up to cut the samples. At the sampling area, two core splitters and their helpers process the samples by using the diamond saw to cut the core in half. Once the core is sawn in half, one half of the core is placed into a plastic sample bag and the other half is returned to the core box. The geologist or an assistant has previously marked the sample bags with the sample number and inserted the individual numbered sample tag into the plastic bag. A geologist supervises the core sawing to ensure that the quality of the sampling remains high and that no mistakes are introduced into the system due to sloppy practices. The boxes containing the remaining half core are stacked, with lower numbers at the bottom and the higher numbers at the top, and stored on site in a secure core storage facility.

11.3.3 General Quality Control/Quality Assurance (QA/QC) Procedures

As part of Timmins’ QA/QC procedures, a set of samples comprised of a blank sample, a standard reference sample and a field duplicate sample are inserted randomly into the sample sequence. The insertion rate for the blanks, standards and duplicate samples is approximately one in every 25 samples.

11.3.3.1 Blank Samples

The blank sample used for the San Francisco drilling program was obtained from a tonalite dike that crops out at the southwestern extent of the San Francisco pit. Geologically, the rock unit is younger than both the host rock of the gold mineralization and the mineralizing events in the region. A geologist currently working for Timmins and previously for both Geomaque and Fresnillo, considered the material in the dike to be barren. This condition was verified during the 2005 to 2010 Timmins drill programs and confirmed again for the current report.

A 1-tonne sample was obtained from the tonalite dike in the outcrop, and washed thoroughly with fresh water to remove any dust that could have contaminated the sample because of its proximity to the mining operations within the San Francisco pit. The sample was then dried and crushed to minus 1 inch in size. The crushed material was homogenized in an agitated tank for 12 hours and then passed through a splitter to be distributed in 1 kg sample bags which were sealed with tie wraps.

For the drill program in 2006 and 2007, five of the 1 kg samples were randomly selected and sent to different laboratories to be assayed for gold using the fire assay method and multi-element analysis using multi-acid digestion. All samples were prepared using the same procedure and the selected laboratories to which the samples were sent for assaying were ALS-Chemex, ACME, Accurassay Laboratories (Accurassay), TSL Laboratories Inc. (TSL) and SGS Mineral Services (SGS), all of which are certified laboratories based in Canada.

Table 11.1 shows the assay results for the five samples for the group of elements of interest. The assay results obtained from the five separate independent laboratories indicate a very low to negligible content for gold, demonstrating that the material from the tonalite dike can be used as a local blank sample for the drilling program.

Table 11.1
Assays for the Blank Samples Used for the San Francisco Project Drilling Program

Laboratory	Gold (ppb)	Silver (ppb)	Arsenic (ppm)	Copper (ppm)	Molybdenum (ppm)	Lead (ppm)	Tungsten (ppm)	Zinc (ppm)
ALS-Chemex	6	0.75	1.6	84	0.75	31.2	2	122
ACME	10	<2	<0.02%	<0.00004	<0.001%	<0.02%	<0.01%	<0.01%
SGS	7	<2	<3	26	1	75	<10	148
TSL	<5	0.3	2	43	0.7	32.2	1.5	144
Accurassay	11	<1	12	81	14	32	<10	123

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

11.3.3.2 Standard Reference Materials

Certified standard reference materials (SRM’s) were submitted with each sample shipment during the course of the drill programs. A total of thirteen different standards were used and are summarized in the Table 11.2. Standard pulps, consisting of 70 to 100 g of material, were randomly inserted into each batch of 25 samples. The thirteen standards include low, medium and high gold grades in relation to the average grade of the known deposits in the area.

Table 11.2
Standard Reference Material Samples used During the 2010 to 2011 Drilling Program

Standard	Accepted Gold Value		Lower Gold Limit (g/t)	Upper Gold Limit (g/t)	Source	Material
	g/t	+/-
OXA-71	0.085	0.002	0.074	0.096	Rocklabs	Basalt and feldspar with gold
OXC-72	0.205	0.003	0.189	0.221	Rocklabs	Basalt and feldspar with gold
OXC-88	0.203	0.003	0.183	0.223	Rocklabs	Basalt and feldspar with gold
OXD-87	0.417	0.004	0.391	0.443	Rocklabs	Basalt and feldspar with gold
OXE-86	0.613	0.007	0.571	0.655	Rocklabs	Basalt and feldspar with gold
OXE-74	0.615	0.006	0.581	0.649	Rocklabs	Basalt and feldspar with gold
OXF-65	0.805	0.014	0.737	0.873	Rocklabs	Basalt and feldspar with gold
OXF-85	0.805	0.008	0.755	0.855	Rocklabs	Feldspars and iron pyrite
OXG-83	1.002	0.009	0.948	1.056	Rocklabs	Basalt and feldspar with gold
OXH-82	1.278	0.010	1.224	1.332	Rocklabs	Basalt and feldspar with gold
OXH-66	1.285	0.012	1.221	1.349	Rocklabs	Basalt and feldspar with gold
OXI-67	1.817	0.024	1.769	1.865	Rocklabs	Basalt and feldspar with gold
OXK-69	3.583	0.033	3.411	3.755	Rocklabs	Basalt and feldspar with gold

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Low, medium and high grade standard reference materials were used during the different drilling campaigns.

11.3.3.3 Duplicate Samples

For the RC drilling, the samples which were identified for duplication (field duplicates) were processed and split in the same way as the regular samples taken on either side of them. In the case of dry samples, the final 21 to 23 kg sample was subjected to a further split in the field, yielding two 10.5 to 11.5 kg samples. Wet samples were dried and then passed through the riffle splitter to obtain a second (duplicate) sample of approximately the same mass as the original. The duplicate samples were given sequential numbers and submitted as two separate samples for the purpose of assaying.

11.3.4 Preparation Laboratories

11.3.4.1 San Francisco Mine Preparation Facilities

For the 2010 to 2011 exploration drilling program, only a small number of samples were prepared and assayed by the San Francisco mine laboratory. In July, 2010, Timmins decided to send all of the samples from the exploration program for preparation at an external laboratory. Timmins did consider building a laboratory at the mine site to analyze the exploration assays, but the costs related to the laboratory in order to meet the strictest QA/QC requirements were prohibitive and it was decided to build only the preparation facilities. At the time of this report, the new preparation facility could prepare up to 100 samples per day and, with addition of further equipment, it will be able to prepare at least 300 to 400 samples per day.

The procedure used at the San Francisco mine for preparation of samples to be assayed for gold is as follows:

1)

The samples received are inspected by the laboratory supervisor or an assigned deputy, ensuring that each is identified and that the original packing is not damaged. All of the samples are placed in the designated reception area.

2)

On the registration form (Filling Reception Sample Format), the user must enter the date and time, the work order number assigned by the laboratory, and record the origin of the sample, elements to be analyzed, requested assay method, sample type (rock fragments, soil, etc.) and priority of the sample. The registration form is filled out in duplicate.

3)	Once reviewed, the form is then registered with the name and signature of the persons who submitted and received the samples.

4)	All exploration and mine samples are weighed individually, with the weight recorded in the designated notebooks. The samples are then delivered to the sample preparation staff.

5)	All samples received are dried in trays that are of an adequate size to ensure that they remain free of any contaminating material.

6)

Using a permanent marker, each sample is labelled according to its original identification number. Each sample is poured into a corresponding tray, ensuring that 100% of the sample is contained within the tray to avoid cross contamination of samples. Inside each tray is an identification card that matches the original identification label.

7)	Each tray containing a sample is placed in the oven.

8)

Samples with a low moisture content are checked after 60 minutes to see if they have dried. Samples with high moisture content are checked after 3, 6, or 8 hours, at the discretion of the supervisor. Once the samples are completely dry, they are removed from the oven and placed on trolleys for transport.

9)

The initial crushing is done in a jaw crusher, after it has been cleaned with compressed air. A first pass is conducted to reduce the size of the material to 85% passing a ¼ inch mesh. The material is then transferred to another tray that has already been labelled with the original sample number. Once the crushing is completed, the crusher and trays used in the process are cleaned using compressed air, and then the crusher is cleaned using fragments of monzonite dike. This material is monitored by the laboratory periodically to ensure that it is unmineralized.

10)	A second crushing pass is performed using a roll crusher with an opening between the rollers of 10 mesh (2 mm), in order to obtain a product of minus 10 mesh.

11)

The minus 10 mesh product is homogenized by rolling it on a rectangular blanket, canvas or plastic liner approximately 50 x 60 cm. Once the sample homogenized, it is placed back into the tray to be split in a Jones riffle splitter.

12)

Prior to splitting the sample, the splitter is checked to ensure that it is free of particles that could contaminate the sample. Compressed air is used where necessary to clean the splitter. The sample is then split, with one half being returned to the original sample bag and the other portion being split again.

13)	The sample continues to be split between 3 to 8 times, until a sample of approximately 250 grams is obtained. This sample is then sent to the pulverizer.

14)

Pulverizing is conducted such that 90% of the material is minus 150 mesh. The samples arrive at the pulverizing process in laminated kraft envelopes, with each one identified according to the sample number and the work order. Once each sample has been pulverized, it is delivered to an external laboratory for assaying.

Timmins is in the process of building new exploration storage and sample preparation facilities (Figure 11.3 and 11.4).

Figure 11.3
Exterior View of the New Exploration Storage and Sample Preparation Facilities under Construction

Figure 11.4
Interior View of the New Exploration Storage and Sample Preparation Facilities under Construction

11.3.4.2 Sample Preparation and Analytical Protocols for Services Provided to Timmins by Inspectorate

Samples from the San Francisco mine are picked up periodically by Inspectorate de Mexico, SA de CV. (Inspectorate), a subsidiary of Inspectorate America Corp. (also, Inspectorate). These sample pickup trips are performed by Inspectorate’s wholly owned trucks driven by full time Inspectorate employees. Samples are picked up at the San Francisco mine.

Timmins delivers the samples to Inspectorate personnel in rice sacks marked with the numbers corresponding to the samples in each sack:

The samples inside the rice sack are contained in plastic bags marked with the sample number and including a numbered sample tag.

Timmins provides proper documentation to Inspectorate’s personnel, regarding the samples being picked up, including a list of the samples delivered, the type of samples, the type of analysis requested and the elements for which assays are to be reported:

Sample Preparation Process for Reverse Circulation Samples

Samples are driven to Inspectorate’s sample preparation facilities in Hermosillo, Sonora, where they are subjected to the sample preparation process prior to shipment of a representative sub-sample to the analytical laboratories located in Richmond, B.C., Canada or Sparks, Nevada, USA.

Sample Sorting and Entering Data into the Laboratory Information Management System (LIMS)

Once the samples are received at Inspectorate’s sample preparation facilities, they are sorted in alpha-numerical or numerical order in the sample layout area. A registration form is completed providing details of the samples received.

When all the samples have been sorted and no extra, missing or duplicate samples are found, the sample registration is accepted by the supervisor and is taken to the administration office where the sample data are entered into the Laboratory Information Management System (LIMS).

Sample Drying

Once the samples have been registered, each sample is taken out of its plastic bag and placed in a stainless steel drying pan which is then positioned in the wheeled drying racks. The drying racks are placed inside a high capacity drying oven where the samples are dried at 100°C for 8 to 10 hours.

Sample Crushing

Once the samples are fully dried, the wheeled racks are taken to the crushing area where the entire sample is crushed by a TM Engineering Terminator Jaw Crusher to 70% minus 10 mesh (2 mm).

A quality control check test is performed to ensure that the crushed sample meets the specified size criteria. The test is performed on the first sample crushed at the beginning of a shift and then once in every 40 samples thereafter.

Once a sample has been crushed, it is split using a Jones riffle splitter until a 250 g representative sub-sample is obtained.

Sample Pulverizing

The entire 250 sub-sample is pulverized by using a Bico VP-1989 VP Pulverizer or LM2 Labtechnics Pulverizer to 85% passing minus 200 mesh (75 microns).

A quality control check test is performed to ensure that the pulverized samples meet the specified size criteria. This test is performed at the same frequency as the crushed sample sizing test.

The pulverized material is split to obtain a 100 g representative sample, which is sent to Inspectorate’s analytical laboratory in Richmond, B.C. or Sparks, Nevada, where it is analyzed. The other 150 g split is saved in the warehouse for future checks or returned to the San Francisco mine.

Samples from the San Francisco project are assayed for gold by fire assay, with atomic absorption finish, on a one assay-tonne sample. The lower and upper detection limits for this method are 5 and 10,000 ppb.

Inspectorate’s Metals and Minerals Inspection and Laboratory Testing Services are certified by ABS Quality Evaluations, Inc. (ABS) annually in compliance with the ISO 9001:2000 Guidelines for Quality Management.

Inspectorate’s internal quality assurance/quality control (QA/QC) program is considered to meet normal industry standards for analytical laboratories.

11.4 RESULTS OF THE QA/QC PROGRAM

11.4.1 Check Sampling

A total of 416 sample pulps that were assayed at the Inspectorate facilities in Sparks or Richmond were sent to ALS-Chemex as a check against the assays obtained by Inspectorate. Samples for the check assaying program were selected randomly not only from the mineralized zones but also from the host rock on either side of the mineralized zone. All check samples selected had a grade above or equal to 0.10 ppm gold. This cut-off was established in order to approximate a true representation of the assays that are generating the resources in the block model and to avoid comparing assay results with a zero value or those with very low gold values.

In the first batch of check samples were 37 samples that had been assayed at the San Francisco mine laboratory since, as of July, 2010, the mine laboratory was still assaying a number of exploration samples.

Table 11.3 indicates that the overall correlation factor with the ALS-Chemex results for the combined San Francisco mine and Inspectorate laboratory samples is of sufficient quality that the original assays conducted by the San Francisco mine and Inspectorate laboratories can be relied upon.

Table 11.3
Comparison of the Original Assays with the ALS-Chemex Check Assays, 2010 to 2011 Drilling Program

Description	Results
Number of Samples	416
Overall Laboratories (San Francisco mine + Inspectorate) Mean Grade	1.018
ALS-Chemex Mean Grade	1.041
Difference Between Means	-0.023
Mean Difference %	-2.20%
Correlation Factor	0.9484

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Figures 11.5 and 11.6 show the distribution of gold values in the samples sent to be checked by ALS-Chemex and the original assays obtained by the Inspectorate and San Francisco mine laboratories. The results demonstrate a reasonable degree of agreement.

Figures 11.7 and 11.8 are the regression scatter plots between the two set of assay results. There are several sample points which lie outside the band of high confidence but the plots indicate that there is no real bias which would affect the results for the purposes of resource estimation. Overall, the differences appear to indicate a slight underestimation in the gold assays obtained by the Inspectorate laboratories.

Figure 11.5
Histogram of the Gold Values for the Check Samples Assayed by either Inspectorate or the San Francisco Mine Laboratories

Figure 11.6
Histogram of the Gold Values for the Check Samples Assayed by ALS-Chemex

Figure 11.7
Scatter Plot for All Samples (Inspectorate and San Francisco Mine) versus ALS-Chemex

Figure 11.8
Scatter Plot for Gold, Inspectorate versus ALS-Chemex

As a consequence of the high demand for assaying caused by the increase in exploration activities in the mining sector, Inspectorate has increased the capacity of its preparation facility in Hermosillo, and has also begun to ship the assay pulps to both its laboratory facility in Richmond, B.C., Canada and the facility in Sparks, Nevada, USA. Figures 11.9 and 11.10 are scatter plots which correspond to the check assay comparison of the assay results conducted by the Inspectorate Richmond and Sparks laboratories against ALS-Chemex. The comparison indicates that there is a better correlation between the Richmond results and the ALS-Chemex assays than there is between the ALS-Chemex results and those conducted by the Sparks laboratory. Overall, however, there is no significant bias.

Figure 11.9
Scatter Plot for Inspectorate’s Richmond Laboratory Assaying versus ALS-Chemex Check Assaying

Figure 11.10
Scatter Plot for Inspectorate’s Sparks Laboratory Assaying versus ALS-Chemex Check Assaying

11.4.2 Standard Reference Material Samples

Thirteen standards including three ranges of gold grades were purchased from Proveedora de Laboratorios del Noroeste, SA de CV, based in the city of Hermosillo, which distributes standard reference materials (SRM) prepared by RockLabs Ltd. of Auckland, New Zealand. Table 11.4 summarizes the assays and standard deviations used to compare the results from the San Francisco mine and Inspectorate laboratories against the SRM.

A total of 1,512 SRM samples were submitted to Inspectorate for assaying and comparison with the thirteen SRM values used by Timmins. The results are summarized in the Table 11.5 and in Figures 11.11 and 11.12.

Table 11.4
Standard Reference Material Samples used During the 2010 to 2011 Drilling Program

Standard	Accepted Gold Value		Standard Deviation	2-Standard Deviations
	g/t	+/-
OXA-71	0.085	0.002	0.0056	0.0112
OXC-72	0.205	0.003	0.0080	0.0160
OXC-88	0.203	0.003	0.0100	0.0200
OXD-87	0.417	0.004	0.0130	0.0260
OXE-86	0.613	0.007	0.0210	0.0420
OXE-74	0.615	0.006	0.0170	0.0340
OXF-65	0.805	0.014	0.0340	0.0680

Standard	Accepted Gold Value		Standard Deviation	2-Standard Deviations
	g/t	+/-
OXF-85	0.805	0.008	0.0250	0.0500
OXG-83	1.002	0.009	0.0270	0.0540
OXH-82	1.278	0.010	0.0290	0.0580
OXH-66	1.285	0.012	0.0320	0.0640
OXI-67	1.817	0.024	0.0620	0.1240
OXK-69	3.583	0.033	0.0860	0.1720

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Table 11.5
Summary of Inspectorate Assaying versus the Standard Reference Material

STANDARD TYPE	OXA-71	OXC-72	OXC-88	OXD-87	OXE-86	OXE-74	OXF-65	OXF-85	OXG-83	OXH-82	OXH-66	OXK-69	TOTAL
Au grade ppm	0.085	0.205	0.203	0.417	0.613	0.615	0.805	0.805	1.002	1.278	1.285	3.583
CONCEPT	STATISTICS PARAMETERS
No of Samples	230	108	135	162	35	79	117	67	151	32	191	21	1328
Min	0.055	0.083	0.171	0.354	0.535	0.540	0.690	0.718	0.863	1.155	1.074	2.987
Max	0.124	0.230	0.217	0.436	0.607	0.638	0.844	0.834	1.057	1.430	1.414	3.962
Average Inspect	0.0848	0.2003	0.1933	0.3950	0.5787	0.5817	0.7649	0.7752	0.9539	1.246	1.2169	3.4959
Standard Value	0.085	0.205	0.203	0.417	0.613	0.615	0.805	0.805	1.002	1.278	1.285	3.583
Difference Absolute	-0.0002	-0.005	-0.0097	-0.0220	-0.034	-0.033	-0.040	-0.030	-0.032	-0.032	-0.068	-0.087
Difference %	-0.256%	-2.353%	-5.012%	-5.581%	-5.935%	-5.725%	-5.24%	-3.841%	-3.355%	-2.60%	-5.592%	-2.493%	-3.866%
Mediana	0.08	0.20	0.19	0.396	0.58	0.58	0.7650	0.78	0.96	1.24	1.217	3.53
Variance	0.000	0.0003	0.0001	0.0002	0.0003	0.0003	0.001	0.0005	0.0014	0.0043	0.003	0.053
Standard Deviation	0.011	0.017	0.009	0.0134	0.019	0.018	0.029	0.022	0.037	0.065	0.050	0.231

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Figure 11.11
Comparative Graph of the Results for the Inspectorate Assays versus the Thirteen SRM Samples

Figure 11.12
Scatter Plot of the Linear Regression Between the SRM’s and the Average Gold Grade From the Assays of Inspectorate Laboratories

RockLabs recommends using the standard deviation as the basis for setting control limits and establishing the value of two standard deviations to determine the upper and lower limits of acceptable results. In general, the Inspectorate assays of the SRM samples fall within acceptable limits.

There is, however, a trend in which the Inspectorate assays are below the certified values in most cases. In general, the gold values obtained by Inspectorate are underestimated within a range that varies from 0.256 to 5.935% and averages 3.742% . The percentage standard deviation for each SRM against the certified value varies from 2.77% 12.8% .

Of the SRM samples assayed at the San Francisco mine laboratory, a number of the assays had large differences between the laboratory and stated standard assay. In particular, the average mine laboratory assay differed from the accepted value by more than 10% for three of the thirteen standards. Table 11.6 summarizes the assaying of the various standard reference material samples by the San Francisco mine laboratory.

Table 11.6
Assay Summary of the Various Standard Reference Material Samples conducted by the San Francisco Mine Laboratory

STANDARD TYPE	OXA-71	OXC-72	OXC-88	OXD-87	OXE-74	OXF-65	OXF-85	OXG-83	OXH-66	OXI-67	OXK-69	TOTAL
Au grade ppm	0.085	0.205	0.203	0.417	0.615	0.805	0.805	1.002	1.285	1.817	3.583
	STATISTICS PARAMETERS
No of Samples	17	8	13	15	3	21	13	30	35	13	9	177
Min	0.067	0.030	0.100	0.325	0.567	0.467	0.780	0.800	1.00	1.000	2.820
Max	0.100	0.333	0.250	0.475	0.630	0.967	1.060	1.220	1.55	1.880	3.600
Average	0.085	0.144	0.203	0.417	0.609	0.728	0.861	1.003	1.213	1.547	3.309
Standard Value	0.0850	0.205	0.203	0.417	0.615	0.805	0.805	1.002	1.29	1.817	3.583
Difference Absolute	-0.0005	-0.061	-0.0003	0.0003	-0.006	-0.077	0.056	0.001	-0.07	-0.270	-0.2741
Difference %	-0.58%	-42.20%	-0.15%	0.08%	-1.00%	-10.60%	6.52%	0.14%	-5.96%	-17.44%	-8.28%	-5.62%
Mediana	0.08	0.10	0.23	0.43	0.63	0.733	0.81	1.01	1.200	1.680	3.420
Variance	0.0001	0.012	0.0021	0.0014	0.001	0.015	0.0091	0.0113	0.022	0.077	0.062
Standard Deviation	0.011	0.107	0.046	0.038	0.030	0.122	0.095	0.106	0.147	0.266	0.250
Standard Deviation %	12.4%	52.38%	22.42%	9.13%	4.85%	15.14%	11.82%	10.59%	11.46%	14.67%	12.48%

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

SRM OXA-71 – Gold Concentration of 0.085 g/t

This standard is formed from basalt and feldspar minerals, with minor quantities of finely divided minerals containing gold that have been screened to ensure that there is no nugget effect. The pulverized basalt rock and feldspar minerals were blended with finely pulverized and screened gold-containing minerals.

OXA-71 is the SRM with the lowest gold value among those used at the San Francisco mine. Table 11.7 summarizes of the assays obtained for this standard by the San Francisco mine and Inspectorate laboratories.

Table 11.7
Summary of the Comparison of the San Francisco Mine and Inspectorate Laboratories

Details	Laboratories
	San Francisco Mine	Inspectorate
Number of samples	17	230
Standard value g/t Au	0.085	0.085
Average Au g/t	0.0845	0.0848
Absolute difference	-0.0005	-0.0002
Difference %	-0.58%	-0.256%
Standard Deviation	0.011	0.017

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

The San Francisco mine laboratory had 4 out of 17 samples that assayed outside the control limits. In the case of the Inspectorate assays 36 out of 230 samples, or 12.9% were above the control limit while another 56 assays, or 24.3%, were below the limit. Part of the reason for the high number of assays which are outside the confidence level is because the certified material has a very low gold assay and any difference will be magnified. The grade of this standard is also below the cut-off grade used for the estimation of mineral resources. Thus, assay failures against this standard are not considered to have a material bearing on the resource estimate discussed in this report.

Figures 11.13 and 11.14 are the control charts for each laboratory for SRM OXA-71.

Figure 11.13
Control Chart for SRM OXA-71 against the Assay Results from the San Francisco Mine Laboratory

Figure 11.14
Control Chart for SRM OXA-71 against the Assay Results from the Inspectorate Laboratory

SRM OXC-72 – Gold Concentration of 0.205 g/t

SRM OXC-72 has a certified value of 0.205 g/t gold and consists of basalt and feldspar minerals with minor quantities of minerals containing gold that have been screened to ensure that there is no gold nugget effect. This standard is similar to SRM OXA-71 but with a higher concentration of gold.

A total of 121 pulps of SRM OXC-72 were sent to the Inspectorate and San Francisco mine laboratories, with only 8 pulps assayed mine laboratory. Table 11.8 summarizes the assay results for both laboratories for this SRM and Figures 11.15 and 11.16 present the corresponding control charts for each laboratory.

Table 11.8
Comparison of the San Francisco Mine and Inspectorate Laboratories vs. SRM OXC-72

Details	Laboratories
	San Francisco Mine	Inspectorate
Number of samples	8	108
Standard value g/t Au	0.205	0.205
Average Au g/t	0.144	0.200
Absolute difference	-0.061	-0.005
Difference %	-42.20%	-2.53%
Standard Deviation (Set)	0.107	0.017

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

In the case of the San Francisco mine laboratory, all 8 of the pulps assayed fell outside of the control limit. It is partly for this reason that Timmins decided to send all exploration samples to an external laboratory.

The Inspectorate results show that, although a significant number of assays fell outside the control limits, they typically did so by only a small margin. The average of the Inspectorate assays was very close to the accepted value of the standard.

Figure 11.15
Control Chart for SRM OXC-72 against the Assay Results from the San Francisco Mine Laboratory

Figure 11.16
Control Chart for SRM OXC-72 against the Assay Results from the Inspectorate Laboratory

SRM OXC-88 – Gold Concentration of 0.203 g/t

SRM OXC-88 has a certified value of 0.203 ppm gold. The sample was prepared with pulverized basalt rock and feldspar minerals blended with fine gold-containing minerals that have been screened to ensure that there is no nugget effect. The standard has a low gold grade, similar to OXC-72.

There were 148 pulps of this SRM inserted into the sampling stream, 13 of which were assayed at the mine laboratory and the remaining 135 at the Inspectorate laboratory. Table 11.9 is a summary of the assay results for both laboratories and Figures 11.17 and 11.18 are the corresponding plots comparing the results to the defined upper and lower control limits for this SRM.

Table 11.9
Comparison of the San Francisco Mine and Inspectorate Laboratories vs. SRM OXC-88

Details	Laboratories
	San Francisco Mine	Inspectorate
Number of samples	13	135
Standard value g/t Au	0.203	0.203
Average Au g/t	0.203	0.193
Absolute difference	-0.0003	-0.0097
Difference %	-0.15%	-5.012%
Standard Deviation	0.046	0.009

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Figure 11.17
Control Chart for SRM OXC-88 against the Assay Results from the San Francisco Mine Laboratory

The assay results for SMR OXC-88 as assayed at the San Francisco mine laboratory largely fall outside the control limits but, with some exceptions, only by a narrow margin. The Inspectorate assay results show acceptable behaviour, with most of the points falling inside the control limits. The Inspectorate results, with an average assay some 5% lower than the accepted value of the standard, suggest a tendency to underestimate gold grades.

Figure 11.18
Control Chart for SRM OXC-88 against the Assay Results from the Inspectorate Laboratory

SRM OXD-87 – Gold Concentration 0.417 g/t

The material in SRM OXD-87 is a light grey powder formed by a mix of pulverized basalt rock, feldspar minerals and finely pulverized and screened gold-containing minerals.

A total of 175 pulps of this standard were inserted into the sampling stream. A summary of the results is presented in Table 11.10 and Figures 11.19 and 11.20. In general, for the set of assays completed by the mine laboratory, the difference between the certified value and the average of the assays results is very low, but 5 of the 15 assays fell outside the control limits.

Table 11.10
Comparison of the San Francisco Mine and Inspectorate Laboratories vs. SRM OXC-87

Details	Laboratories
	San Francisco Mine	Inspectorate
Number of samples	15	162
Standard value g/t Au	0.417	0.417
Average Au g/t	0.417	0.395
Absolute difference	0.0003	-0.220
Difference %	0.08%	-5.58%
Standard Deviation	0.038	0.013

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

With respect to the assay results from Inspectorate, 57 assays fell outside the lower control limit, which represents 35% of the total samples. There are no assay values outside the upper control limit, again suggesting that Inspectorate tends to underestimate gold grades.

Figure 11.19
Control Chart for SRM OXC-87 against the Assay Results from the San Francisco Mine Laboratory

Figure 11.20
Control Chart for SRM OXC-87 against the Assay Results from the Inspectorate Laboratory

SRM OXE-86 – Gold Concentration of 0.613 g/t

SRM OXE-86 has a gold concentration of 0.613 g/t. The origin of this certified material is basalt rock and feldspar minerals with minor quantities of finely divided gold-containing minerals that have screened to ensure that there is no nugget effect.

Only 35 samples of this SRM were inserted in the regular sampling and all were assayed at the Inspectorate laboratory. Table 11.11 shows the control chart.

Table 11.11
Comparison of the San Francisco Mine and Inspectorate Laboratory vs. SRM OXC-86

Details	Inspectorate Laboratory
Number of samples	35
Standard value g/t Au	0.613
Average Au g/t	0.579
Absolute difference	-0.034
Difference %	-5.935
Standard Deviation	0.019

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Eleven of the 35 assays fell outside the lower control limit with the major difference occurring in four samples, where the differences varies from -12 to -14%. On average, the Inspectorate assays were nearly 6% lower than the expected value of the standard.

Figure 11.21
Control Chart for SRM OXC-86 against the Assay Results from the Inspectorate Laboratory

SRM OXE-74 – Gold Concentration of 0.615 g/t

Timmins sent a total of 82 samples of SRM OXE-74 to be assayed. Of the total, 3 samples were assayed at the laboratory at the San Francisco mine and 79 at Inspectorate. The material of this SRM is similar to the SRM’s described previously.

The 3 samples assayed at the San Francisco mine laboratory are not discussed herein, since they do not represent a significant part of the overall assaying process. Table 11.12 summarizes the Inspectorate data and Figure 11.22 presents the control chart.

Table 11.12
Comparison of the Inspectorate Laboratory Results vs. SRM OXC-74

Details	Inspectorate Laboratory
Number of samples	79
Standard value g/t Au	0.615
Average Au g/t	0.582
Absolute difference	-0.033
Difference %	-5.73%
Standard Deviation	0.018

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

The assays for the samples analyzed by Inspectorate show a fluctuation of the gold values between the accepted assay value of the SRM and the lower control limit, with 39 of the 79 Inspectorate assays falling outside of lower limit. Again, it appears that Inspectorate is underestimating the gold values within the assayed samples. The average Inspectorate assay for this standard is nearly 6% lower than the accepted value.

Figure 11.22
Control Chart for SRM OXE-74 against the Assay Results from the Inspectorate Laboratory

SRM OXF-65 - Gold Concentration of 0.805 g/t

A total of 138 pulps of SRM OXF-65 were included in the drill sample assaying conducted by the San Francisco mine and the Inspectorate laboratories. A total of 21 samples were assayed at the San Francisco mine laboratory and the remaining 117 at Inspectorate facilities.

The results of the assaying are summarized in Table 11.13 and Figures 11.23 and 11.24.

Table 11.13
Comparison of the San Francisco Mine and Inspectorate Laboratories vs. SRM OXF-65

Details	Laboratories
	San Francisco Mine	Inspectorate
Number of samples	13	117
Standard value g/t Au	0.805	0.805
Average Au g/t	0.728	0.765
Absolute difference	-0.077	-0.040
Difference %	-10.60%	-5.24%
Standard Deviation	0.122	0.029

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Most of the 21 samples assayed by the mine laboratory fell outside of the accepted limits, principally below the lower limit. Only seven of the samples assayed were within the control limits. The Inspectorate assay results were similar to those described for the previous standards analyzed; 15 assays fell outside the lower control limit, with the remaining assay results generally falling between the lower control limit and the certified value.

Figure 11.23
Control Chart for SRM OXF-65 against the Assay Results from the San Francisco Mine Laboratory

Figure 11.24
Control Chart for SRM OXF-65 against the Assay Results from the Inspectorate Laboratory

SRM OXF-85 - Gold Concentration of 0.805 g/t

A total of 80 pulps of SRM OXF-85 were sent to be assayed. Of these, 13 samples were sent to the San Francisco mine laboratory and the remaining 67 samples were sent to the Inspectorate laboratories. Table 11.14 summarizes the assay results and Figures 11.25 and 11.26 show the control charts.

Three of the assay results from the San Francisco mine laboratory were far above the upper control limit, while the remaining results fell within the control limits. The results for the Inspectorate assays again exhibit a tendency to underestimate the gold values.

Table 11.14
Comparison of the San Francisco Mine and Inspectorate Laboratories vs. SRM OXF-85

Details	Laboratory
	San Francisco Mine	Inspectorate
Number of samples	13	67
Standard value g/t Au	0.805	0.805
Average Au g/t	0.861	0.776
Absolute difference	0.056	-0.030
Difference %	6.52%	-3.84%
Standard Deviation	0.095	0.022

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Figure 11.25
Control Chart for SRMR OXF-85 against the Assay Results from the San Francisco Mine Laboratory

Figure 11.26
Control Chart for SRM OXF-85 against the Assay Results from the Inspectorate Laboratory

SRM OXG-83 - Gold Concentration of 1.002 g/t

A total of 181 samples of SRM OXG-83 were submitted to both the San Francisco and Inspectorate laboratories, with the results summarized in Table 11.15 and shown graphically in Figures 11.27 and 11.28. In the case of both laboratories the results are very variable. For the mine laboratory, 17 of 30 samples fell outside the control limits; for the Inspectorate laboratory, only one sample fell outside the upper limit, but 62 of 151 assays fell below the lower limit.

Table 11.15
Comparison of the San Francisco Mine and Inspectorate Laboratory vs. SRM OXG-83

Details	Laboratory
	San Francisco Mine	Inspectorate
Number of samples	30	151
Standard value g/t Au	1.002	1.002
Average Au g/t	1.003	0.954
Absolute difference	0.001	-0.032
Difference %	0.14%	-3.35%
Standard Deviation	0.106	0.037

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Figure 11.27
Control Chart for SRM OXG-83 against the Assay Results from the San Francisco Mine Laboratory

Figure 11.28
Control Chart for SRM OXG-83 against the Assay Results from the Inspectorate Laboratory

SRM OXH-82 – Gold Concentration of 1.278 g/t Au

A total of 32 samples of SRM OXH-82 were inserted into the sample stream to be analyzed at the Inspectorate laboratory. The results summarized in Table 11.16 and in Figure 11.29 show that 50% of the assays fell outside the control limit of two standard deviations above and below of the accepted value of the standard. In general, however, the average of the Inspectorate assays is only 2.6% below the accepted value of the standard, and the results are considered reasonable.

Table 11.16
Comparison of the Inspectorate Laboratory vs. SRM OXH-82

Details	Inspectorate Laboratory
Number of samples	32
Standard value g/t Au	1.278
Average Au g/t	1.246
Absolute difference	-0.032
Difference %	-2.60%
Standard Deviation	0.065

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Figure 11.29
Control Chart for SRM OXH-82 against the Assay Results from the Inspectorate Laboratory

SRM OXH-66 – Gold Concentration of 1.285 g/t Au

A total of 226 samples of SRM OXH-66 were sent for assaying, with 35 samples sent to the San Francisco laboratory and 191 samples sent to Inspectorate. A summary of the resultant assays is contained in Table 11.17 and graphically depicted in Figures 11.30 and 11.31.

Table 11.17
Comparison of the San Francisco Mine and Inspectorate Laboratories vs. SRM OXH-66

Details	Laboratory
	San Francisco Mine	Inspectorate
Number of samples	35	191
Standard value g/t Au	1.285	1.285
Average Au g/t	1.213	1.217
Absolute difference	-0.07	-0.068
Difference %	-5.96%	-5.59%
Standard Deviation	0.266	0.050

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Of the 35 assays completed by the San Francisco mine laboratory, 6 samples fell outside the upper control limit and 17 were below the lower limit, indicating that approximately 65% of the mine laboratory assays fell beyond two standard deviations of the certified value for the SRM OXH-66.

The Inspectorate assays results, when compared against the standard values, show a response similar to that obtained from the mine laboratory. Out of a total of 191 assays results, 109, or 57%, fell outside the control limits. Virtually all these samples, however, fell below the lower control limit, reinforcing the observation that the Inspectorate laboratory was underestimating the gold grade.

Figure 11.30
Control Chart for SRM OXH-66 against the Assay Results from the San Francisco Mine Laboratory

Figure 11.31
Control Chart for SRM OXH-82 against the Assay Results from the Inspectorate Laboratory

SRM OXI-67 – Gold concentration of 1.817 g/t

There were only 13 samples of SRM OXI-77 sent to the San Francisco mine laboratory and none sent to Inspectorate. The results for the assaying are summarized in Table 11.18 and Figure 11.32.

The assaying conducted by the mine laboratory produced poor results. In relation to the average grade in the mineable material of the San Francisco project, however, the accepted grade of standard OXI-77 is extremely high, and the failure of the mine laboratory to replicate the assays of this standard has little relevance to the resource estimate discussed herein.

Table 11.18
Comparison of the San Francisco Mine Laboratory vs. SRM OXH-67

Details	San Francisco Mine Laboratory
Number of samples	13
Standard value g/t Au	1.817
Average Au g/t	1.546
Absolute difference	-0.270
Difference %	-17.44%
Standard Deviation	0.266

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Figure 11.32
Control Chart for SMR OXI-67 against the Assay Results from the San Francisco Mine Laboratory

SRM OXK-69 – Gold Concentration of 3.583 g/t

A total of 30 samples of SRM OXK-69 were sent for assaying, 9 to the San Francisco mine laboratory and the remaining 21 to Inspectorate’s laboratory. A summary of the results is contained in Table 11.19 and Figures 11.33 and 11.34. Again, the assays tend to support the conclusion that there is an underestimation of the gold grade occurring at the laboratories.

Table 11.19
Comparison of the San Francisco Mine and Inspectorate Laboratories vs. SRM OXI-69

Details	Laboratory
	San Francisco Mine	Inspectorate
Number of samples	9	21
Standard value g/t Au	3.583	3.583
Average Au g/t	3.309	3.496
Absolute difference	-0.2741	-0-087
Difference %	-8.28%	-2.49%
Standard Deviation	0.250	0.231

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Figure 11.33
Control Chart for SRM OXI-69 against the Assay Results from the San Francisco Mine Laboratory

Figure 11.34
Control Chart for SRM OXI-69 against the Assay Results from the Inspectorate Laboratory

11.4.3 Blanks

Blank samples were inserted into the sample stream at an average of one for every 25 samples submitted to the laboratories used during the 2010 to 2011 exploration drill program. For the period from July, 2010 to June, 2011, a total of 1,956 blank samples were submitted for gold analysis, of which 189 were sent to the San Francisco mine laboratory and the rest, (1,767) were sent to the Inspectorate laboratories in Canada and the USA. Table 11.20 summarizes the results obtained for both laboratories.

Table 11.20
San Francisco Gold Project, Summary of Blank Assay Data for the 2010 to 2011 Drill Program

Details	Laboratory
	San Francisco Mine	Inspectorate
Number of Samples	189	1,726
Minimum Gold Value	0.025	0.005
Maximum Gold Value	0.205	0.277
Mean grade (g/t gold)	0.031	0.021
Standard Deviation	0.0134	0.031
Variance	0.00018	0.00094
Samples Above 0.100 ppm gold	1	41
Percentage	0.53%	2.38%

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

A total of 42 out of the 1,956 samples returned gold values in excess of 0.1 ppm. These unexpectedly high assays prompted an investigation of the Timmins and Inspectorate procedures to determine the cause. It was concluded that the samples were mislabelled, and that they were duplicate samples which contained the wrong sample tags. Timmins has now revised its sample identification procedures to minimize the risk of mislabelling. Timmins acknowledges the assistance of both Inspectorate personnel and its own exploration staff in identifying and rectifying this weakness in its procedures.

Overall, the results for the blank sample analyses obtained by both laboratories are considered satisfactory. Figure 11.35 is a plot of the assay results obtained by Inspectorate.

Figure 11.35
Plot of the Assay Results for the Blank Samples Sent to Inspectorate

11.4.4 Duplicates

A total of 1,513 field duplicate samples were taken in order to verify and control the sampling procedures in the field and check the gold assays in the laboratory. Of these, 210 samples were sent to the mine laboratory and the remaining 1,303 samples were shipped to Inspectorate.

The duplicate samples were assigned consecutive numbers in the sample numbering sequence, so that the laboratory did not know it was receiving duplicates. These samples were submitted in the same shipment as their matching original samples but were not necessarily placed in the same furnace load as the original sample. The rate of the duplicate sampling was one duplicate for every 25 samples.

Table 11.21 summarizes the results of the comparison between the original and duplicate sample assays and Figure 11.36 shows the results plotted on a scatter diagram.

Table 11.21
Summary of Results for the Duplicate Samples, July, 2010 to June, 2011 Drill Program

Description	Laboratory				Entire Drilling Program (g/t gold)
	San Francisco Mine (g/t gold)		Inspectorate (g/t gold)
	Original	Duplicate	Original	Duplicate	Original	Duplicate
Number of Pairs	210	210	1,303	1,303	1,513	1,513
Avg. Grade (g/t gold)	0.16	0.17	0.090	0.088	0.100	0.102
Maximum (g/t gold)	5.92	6.20	7.384	6,752	7.384	6.752
Minimum (g/t gold)	0.03	0.03	0.005	0.005	0.005	0.005
Difference Between Avg. Grades		0.01		-0.002		0.003
Difference %		8.04%		-1.69%		2.59%
Correlation Coefficient		0.9913		0.9321		0.9297

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

The graph indicates that the results of the duplicate assaying at both laboratories are satisfactory, with a correlation factor of 0.9297. However, it was observed that 87% of the samples included in the duplicate assaying program were below or close to 0.1 g/t gold, which means that differences in assays are generally magnified because of the low gold content of the samples. In order to obtain a more representative comparison of the results, only the duplicate assays performed at the Inspectorate laboratory were used and these are shown in Figure 11.37. The correlation factor (0.9488) is slightly improved and indicative of satisfactory performance.

Figure 11.36
Scatter Plot for Duplicate Samples Assayed at the San Francisco Mine and Inspectorate Laboratories

Figure 11.37
Scatter Plot for Duplicate Samples Assayed in the Inspectorate Laboratory Only

11.5 MICON COMMENTS

Timmins has stopped using its assay laboratory at the San Francisco mine to analyze samples and is only preparing samples on site at this time. However, as Timmins stopped using the mine laboratory part of the way through the latest exploration program, there are still some mine laboratory assays in the latest QA/QC program. The San Francisco mine laboratory continues to participate in a round-robin assay process through CANMET, which is the Materials Technology Laboratory at Natural Resources Canada, a branch of the Canadian Government.

In terms of overall averages, the blank and duplicate assay results were satisfactory for both the San Francisco mine and Inspectorate laboratories. The error in numbering between 42 blank samples and duplicate samples represents a breakdown in procedure which Timmins has recognized and corrected.

Concerning the issue of the SRM samples being underestimated, particularly by the Inspectorate laboratory, Micon acknowledges that the lower grade samples will have any differences amplified due to the low grade nature of the sample. Micon also believes, however, that further investigation is warranted to determine if this is due to the low grade nature of most samples or if there is an issue related to the assaying procedures used. It is recommended that Timmins send a number of SRM samples to other laboratories to determine if the same underestimation occurs. If the underestimation is found to be restricted to a single laboratory, that laboratory should be informed and, as a minimum, should be requested to review its analytical procedure.

12.0 DATA VERIFICATION

Since 2005, Micon has written a number of Technical Reports on the San Francisco mine for Timmins, all of which have been filed on SEDAR and are referenced in Section 28 of this report. The previous data verification programs were discussed in those reports.

12.1 JULY, 2011 SITE VISIT

William Lewis of Micon conducted a site visit between July 18 and 21, 2011. During this visit, the latest data were collected from mining and exploration personnel, and a number of discussions were held relating to the resource and reserve estimations, operational parameters, expansion of the crushing facilities, and further exploration opportunities, in a series of meetings held on the mine site and in Hermosillo. During the visit, a number of drill sites were inspected at both the San Francisco and La Chicharra pits and the leach stacking facilities and exploration offices were visited.

Discussions were held relating to the new geological interpretation and its impact on the resource and reserve models. Discussions regarding the operational data were also held at the mine site and in Hermosillo.

12.2 2011 OPERATIONAL REVIEW

Timmins’ San Francisco mine is an operating property on which mining operations are being carried out by a contractor. The crushing, leaching and gold recovery facilities are operated by Timmins personnel. The project commenced operation early in 2010 and has been in commercial production since the second quarter of 2010. Micon has reviewed the production data for the mine since it began production and relevant statistics are summarized inTable 12.1.

Table 12.1
San Francisco Project, Timmins Annual Production for 2010 and 2011 by Quarter

Year	Quarter	Mined Ore* (Dry Tonnes)	Average Grade (g/t Gold)	Processed Ore (Dry Tonnes)	Average Grade (g/t Gold)	Gold Ounces Recoverable	Gold Ounces Sold
2010	April - June	905,296	0.718	905,296	0.718	14,145	11,319
	July - September	1,090,768	0.817	1,090,768	0.817	19,374	15,680
	October - December	1,208,678	0.939	1,208,677	0.939	25,033	20,030
2011	January - March	1,207,339	0.895	1,207,339	0.895	24,088	18,755
	April - June	1,648,230	0.762	1,239,075	0.859	22,138	17,965
Total		6,060,311				104,778	83,749

*Excluding lower grade ore stockpiled.
Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Timmins has used its actual production and cost experience as the basis for its future projections. Micon has reviewed the future operational and production plans developed by Timmins, and regards them as appropriate.

12.3 2011 DATABASE AND RESOURCE REVIEW

12.3.1 Database Verification

In July, 2011, Micon conducted a data verification of the entire San Francisco mine database, with the primary focus on the drill collars, survey and assays portions of the database. Micon found that, in the assay tables, many of the sample numbers were missing and recommended that this be corrected as a matter of priority. Cross checks were conducted randomly with the existing sample numbers and no problems were found. The review of the collar and survey tables indicated that there were no issues with these portions of the database.

12.3.2 Resource Audit

During a visit to Toronto by Timmins personnel between July 28 and 29, 2011, Micon conducted an audit of the preliminary resource estimation data and procedures used by Timmins. Micon assisted Timmins with the variographic analysis performed on the geological domains and helped to select parameters based on the results. Timmins and Micon also tested other additional parameters and comparisons were conducted. A total of seven different runs using various parameters were performed by Timmins and reviewed byMicon.

12.3.2.1 Visual Inspection

Run number 7 was selected as the most appropriate model and was inspected graphically to check consistency along the deposit, making sure that the grade distribution of the composites was properly reflected in the interpolated blocks.

12.3.2.2 Statistical Analysis

All of the assay data were related to the geology and statistically analyzed for the purpose of identifying geological domains. Once the geological criteria were considered and statistical support was reviewed, five domains were selected, the overall statistics of which are shown in Table 12.2.

Table 12.2
Summary of the Data for the Five Domains (assay values expressed in g/t Au)

Description	General All Domains	Individual Domains
		G1	G2	G3	G4	G5
Variable	Au	Au	Au	Au	Au	Au
Number of Samples	153,456	17,864	14,751	40,643	23,009	34,855
Minimum Value	0.001	0.001	0.001	0.001	0.001	0.001
Maximum Value	154.800	44.700	129.000	122.000	154.800	68.740

Mean	0.196	0.181	0.359	0.234	0.248	0.140
Median	0.030	0.030	0.030	0.030	0.040	0.021

Description	General All Domains	Individual Domains
		G1	G2	G3	G4	G5
Geometric Mean	0.029	0.028	0.044	0.032	0.044	0.022
Variance	1.473	0.682	3.615	1.829	2.313	0.864
Standard Deviation	1.214	0.826	1.901	1.352	1.521	0.929
Coefficient of Variation	6.197	4.569	5.300	5.779	6.136	6.646

Skewness	47.343	21.312	32.141	35.332	61.135	34.730
Kurtosis	4,124.217	768.359	1,732.300	2,253.889	5,484.945	1,858.286

Natural Log Mean	-3.539	-3.565	-3.127	-3.451	-3.112	-3.799
Log Variance	3.319	3.594	4.137	3.661	3.461	2.831

12.3.3 Conclusion of the Database Verification and Resource Audit

In general, the San Francisco database was found to be of sufficient quality and free of errors to be used as the basis of the updated resource and reserve estimates. The database has a vast amount of robust data which provide a high degree of confidence in the resource and reserve estimates.

Micon has concluded, based on the results of its audit, that the revised block model for the San Francisco mine is also acceptable to be used as the basis for the resource and reserve estimation.

13.0 MINERAL PROCESSING AND METALLURGICAL TESTING

Historical metallurgical testwork was discussed in the previous Technical Reports, the most recent of which is entitled “NI 43-101 F1 Technical Report, Updated Resources and Reserves and Mine Plan for the San Francisco Gold Mine, Sonora, Mexico” dated November 30, 2010 and amended August 3, 2011. This Technical Report was posted on SEDAR by TMM.

13.1 RECENT TESTWORK 2010 AND 2011

Table 13.1 is a summary of the leach column tests conducted in the second half of 2010.

Table 13.1
Summary of the Leach Column Tests Conducted Between August and December, 2010

Date	Column	Leach Cycle (days)	Ore	Size (mm)	NaCN ppm	Test No.	Sample Weight (kg)	Au grade (g/t)	% Recovery
12-Aug-10	6 m	29	Leach Pads	-12.54	220	# 39	180	0.61	36.84
29-Aug-10	6 m	35	Leach Pads	-12.54	220	# 40	180	0.73	57.96
15-Sep-10	6 m	28	Leach Pads	-12.54	220	# 41	184	0.93	48.13
27-Sep-10	6 m	39	Leach Pads	-12.54	220	# 42	171	1.28	45.67
05-Oct-10	6 m	33	Leach Pads	-12.54	220	# 43	181	0.9	32.45
13-Oct-10	6 m	34	Leach Pads	-12.54	220	# 44	180	1.03	71.61
25-Oct-10	6 m	29	Leach Pads	-12.54	220	# 45	181	0.98	38.76
26-Nov-10	6 m	34	Leach Pads	-12.54	220	# 46	180	1.01	52.46
15-Nov-10	6 m	34	Leach Pads	-12.54	220	# 47	180	0.82	67.05
26-Nov-10	6 m	34	Leach Pads	-12.54	220	# 48	180	0.94	56.37
17-Dec-10	6 m	34	Leach Pads	-12.54	220	# 49	180	0.94	43.01
24-Dec-10	6 m	34	Leach Pads	-12.54	220	# 50	180	0.71	49.53
07-Jan-11	6 m	30	Leach Pads	-12.54	220	# 51	180	0.93	44.71

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Table 13.2 is a summary of the leach column tests conducted between January and July, 2011.

Table 13.2
Summary of the Leach Column Tests Conducted Between January and July, 2011

Date	Column	Leach Cycle (days)	Ore	Size (mm)	NaCN ppm	Test No.	Sample Weight (kg)	Au grade (g/t)	% Recovery
14-Jan-11	6 m	34	Leach Pads	-12.54	220	# 01	181	0.75	56.49
25-Jan-11	6 m	34	Leach Pads	-12.54	220	# 02	181	0.70	53.68
25-Jan-11	6 m	30	Leach Pads	-12.54	220	# 03	180	0.72	58.82
8-Jan-11	6 m	36	Leach Pads	-12.54	220	# 04	180	1.03	42.24
8-Jan-11	6 m	36	Leach Pads	-12.54	220	# 05	180	1.03	40.55
8-Jan-11	6 m	138	Leach Pads	-12.54	220	# 06	180	0.88	69.35
24-Feb-11	12 m	120	Leach Pads	-12.54	220	# 07	568	0.75	74.63
24-Feb-11	12 m	120	Leach Pads	-12.54	220	# 08	567	0.75	65.15
4-Mar-11	6 m	33	Leach Pads	-12.54	220	# 09	183	0.87	55.33
16-Mar-11	6 m	35	Leach Pads	-12.54	220	# 10	183	0.83	46.07
16-Mar-11	6 m	36	Leach Pads	-12.54	220	# 11	180	0.63	41.99
15-Apr-11	6 m	36	Leach Pads	-12.54	220	# 12	180	0.58	50.19

Date	Column	Leach Cycle (days)	Ore	Size (mm)	NaCN ppm	Test No.	Sample Weight (kg)	Au grade (g/t)	% Recovery
18-Apr-11	6 m	34	Leach Pads	-12.54	220	# 13	181	0.83	49.33
28-Apr-11	6 m	30	Leach Pads	-12.54	220	# 14	181	0.50	55.80
28-Apr-11	6 m	30	Leach Pads	-12.54	220	# 15	181	0.65	37.85
19-May-11	6 m	39	Leach Pads	-12.54	220	# 16	260	0.29	57.60
20-May-11	2 m	22	Leach Pads	-12.54	220	* 17	76	0.55	44.67
20-May-11	2 m	22	Leach Pads	-12.54	220	# 18	76	0.55	33.55
5-Jun-11	6 m	33	Leach Pads	-12.54	220	# 19	181	0.75	44.04
5-Jun-11	6 m	36	Leach Pads	-12.54	220	# 20	181	0.79	57.07
27-Jun-11	6 m	38	Leach Pads	-12.54	220	# 21	186	0.53	41.67
6-Jul-11	6 m	35	Leach Pads	-12.54	220	# 22	181	0.43	56.40

# Barren leach solution from leach pads
* Solution from well water
Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

The standard column test procedure is as follows:

  Size: 80 to 90% passing 12.5 mm.
  Irrigation rate: 7 to 12 L/h/m2 .
  Leach time: 34 days.
  Barren solution from plant: 220 ppm NaCN.
  Resting time: 3 days (average).

The gold recoveries obtained in the columns tests were generally around 50%. Timmins reports that this does not correspond to the preliminary operating results from the leach pads.

13.2 FUTURE METALLURGICAL TESTWORK

Future metallurgical testwork contemplated for the San Francisco and La Chicharra deposits will take into consideration the metallurgical behaviour for each individual mineralogical species present in the pits. The principal rock types involved are granite, gneiss (acid and basic), pegmatite, gabbro, schists and conglomerate.

A number of tests will be performed in the metallurgical laboratory on the mine site, and Timmins will also seek support from recognized metallurgical laboratories both within and outside Mexico. As presently envisaged, the future metallurgical testwork program will consist of:

1.	Collection of samples from each rock type from all benches of both pits.

2.	Material characterization of each sample, including mineralogical examination using thin sections.

3.	Standard Bond communition testing.

4.	Permeability testing.

5.	Sample preparation for column and bottle roll tests.

6.	Chemical assays of every sample for the following elements: Au, Ag, Cu, Zn, Mn, Fe and Pb.

7.	Measurement of lime consumption from each test and for every rock type.

8.	Bottle roll tests to determine cyanide consumption for each rock type. Recovery calculations for each sample. Assays and recoveries are obtained at 2, 4, 6, 24, 48 and 72 hours.

9.	Columns leach tests extending for 45 days, at crush sizes of minus ½” and minus ¼”.

10.	Bottle roll tests on minus 10 mesh, minus 150 mesh and minus 325 mesh samples.

11.

Flotation tests to generate pyrite concentrates. These concentrates will be subjected to a dynamic bottle roll leaching to determine recovery and the best communition size. Mineralogical and material characterization of concentrate in order to determine the presence of gold in the pyrite using thin sections.

12.	Compilation of results, recommendations and conclusions.

14.0 MINERAL RESOURCE ESTIMATES

Timmins has updated the mineral resource estimate at the San Francisco mine and has added the adjacent gold deposit (La Chicharra) to the resource estimate for the first time. This update includes drill holes completed between July, 2010 and August, 2011, and any additional assay results from earlier drill holes that were not available at the time of the previous July, 2010 mineral resource estimate. The updated 2011 resource estimate has been audited by Micon.

The process of mineral resource estimation includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

The resource estimate completed by Timmins early September, 2011 and audited by Micon in late September, 2011, is compliant with the current CIM standards and definitions specified by NI 43-101, and supersedes the July, 2010 resource estimate for the SanFrancisco mine.

14.1 CIM MINERAL RESOURCE DEFINITIONS AND CLASSIFICATIONS

All resources and reserves presented in a Technical Report must follow the current CIM definitions and standards for mineral resources and reserves. The latest edition of the CIM definitions and standards was adopted by the CIM council on November 27, 2010, and includes the resource definitions reproduced below:

“A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.”

“The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socioeconomic and governmental factors. The phrase “reasonable prospects for economic extraction” implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. These assumptions must be presented explicitly in both public and technical reports.”

“Inferred Mineral Resource”

“An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.”

“Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be up-graded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.”

“Indicated Mineral Resource”

“An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.”

“Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.”

“Measured Mineral Resource”

“A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.”

“Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.”

14.2 AUGUST, 2011 MINERAL RESOURCE ESTIMATE

The mineral resource, as estimated by Timmins, is presented in Table 14.1. This resource estimate includes the mineral reserve discussed subsequently.

Table 14.1
Mineral Resource Estimate for the San Francisco and La Chichara Deposits (Inclusive of Mineral Reserves)
(Cut-off Grade of 0.128 g/t Gold and a USD 1,200 Gold Price)

Pit Area	Category	Tonnage (x1,000)	Avg. Grade Au g/t	Gold Ounces
San Francisco Mine	Measured	42,546	0.640	876,000
	Indicated	22,698	0.595	434,000
	Total Measured & Indicated	65,244	0.625	1,310,000
	Inferred*	66,483	0.420	898,000
La Chicharra Deposit	Measured	6,158	0.488	96,000
	Indicated	2,222	0.488	35,000
	Total Measured & Indicated	8,380	0.488	131,000
	Inferred*	7,197	0.465	107,000
Total Resources	Measured	48,704	0.621	972,000
	Indicated	24,920	0.586	469,000
	Total Measured & Indicated	73,624	0.609	1,441,000
	Total Inferred*	73,680	0.424	1,005,000

*Inferred resources in this table include material outside of the pits limit that has the potential to become additional reserves at a future stage.

Both the CIM and the Australasian Joint Ore Reserves Committee (JORC) codes state that mineral resources must meet the condition of “a reasonable prospect for eventual economic extraction.” Timmins developed a Lerchs Grossman pit shell geometry at reasonable long term prices, and reasonable costs and recovery assumptions, as meeting this condition. The resource estimate presented in Table 14.1 is based on a pit shell designed at a gold price of USD 1,200 per ounce and additional cost and recovery parameters developed by Timmins. The resource estimate within the pit shell includes all material in the measured, indicated and inferred categories.

14.3 MINERAL RESOURCE ESTIMATION PROCEDURES

This section provides a summary of the data, resource modelling methods, and other procedures used to develop the updated resource estimate.

The block model is based on 5 m by 5 m by 6 m high blocks. The coordinate limits of the previous model were retained for this current work. The topography was updated to reflect the surface at the end of June, 2011. The undisturbed pre-mining topographic surfaces are also available in the model.

Unlike the previous study, in which Timmins used the indicator kriging (IK) estimation method to outline the mineral resources, Timmins has conducted a manual interpretation of the mineralized zones based on all of the drilling intersections now available in its database. The manual interpretation allows for a more geologically precise mineralization interpretation which will enable Timmins to plan better drilling programs to explore the extent of the mineralization and also to prepare better engineering designs regarding the ore and waste split in the pit for planning purposes. Overall, the method is similar to the previous method, except that the grade zones are no longer computer designed but are directly interpreted by the geologists using the drilling information they have gathered.

14.3.1 Database

The database of the San Francisco and La Chicharra deposits consists of 2,665 drill holes with 182,319 intervals, amounting to 302,999 m of drilling. A total of 92 of the drill holes lie beyond the model limits and have not been included in the study. The current database includes 691 new holes drilled from 2010 to 2011, and 94,148 m of drilling. Figure 14.1 is a plan view of the drill hole collar locations.

Approximately 32% of the sampling intervals are 2 m length, about 64% of the intervals are 1.5 m in length, and about 3% are 1 m in length. In the case of duplicate samples, the original sample was used in the database. Figure 14.2 shows a 3-D profile of the current topography and the drill holes, looking south.

High grade outlier assays were capped at different gold grades according to the domains. This differs from the capping value of 30 g/t gold used in the previous resource estimate. The capping values applied to each domain, and the number of composites capped, are summarized in Table 14.2.

Figure 14.1
Plan View of the Drill Hole Collars at the San Francisco and La Chicharra Deposits

Figure 14.2
3-D Profile of the Current Topography and the Drill Holes at the San Francisco Mine (Looking South)

Table 14.2
Applied Grade Capping on 3 m Composites for the San Francisco Resource Model

Domain	Au g/t Capping	# Capped Composites	Max. Au g/t Value
G1	9.07	7	16.30
G2	16.03	9	86.60
G3	19.89	6	40.89
G4	16.37	3	62.18
G5	17.83	4	35.82

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

14.3.2 Compositing

The assay database was composited to 3 m regular down-hole lengths, which is half the block height of 6 m. Assays were length-weighted for each composite. The relatively short composite length was chosen to unsmooth the resultant block grade distribution and provide a better match between the interpolated block grades and the underlying assay data.

14.3.3 Block Model

The model is based on regular 5 m by 5 m by 6 m blocks and covers an area of 2,560 m by 2,100 m in plan, and 456 m vertically. Table 14.3 gives the model coordinate limits and dimensions. Figure 14.3 is a 3-D view of the topography and interpreted mineral constraints at the San Francisco and La Chicharra deposits.

Table 14.3
3-D Block Model Limits and Dimensions

Coordinates	Minimum	Maximum	Block Size	Number
Easting	487500	490060	5 m	512 columns
Northing	3356500	3358600	5 m	420 rows
Elevation	158	854	6 m	116 levels
No Rotation

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Figure 14.3
3-D View of the Current Topography and Interpreted Mineralized Constraints at the San Francisco and La Chicharra Deposits

14.3.4 Mineralized Outlines

The mineralized outlines represent a change in interpretation from the previous resource update, which was conducted using an Indicator Kriging ore/waste discrimination procedure. For the current estimate, the mineralized rock was constrained using 3-D solids interpreted by geologists, based on the mineralized intercepts intersected by the drill holes. Micon considers this approach to be superior because it allows for much more interpretive geological control within the model, rather than relying on a computer algorithm with limited control.

14.3.5 Block Model Rock Domains

Timmins has continued to use the rock domain interpretation developed previously for the February, 2008, model, in which monzonite was combined with diorite, andesite was eliminated as a rock type and pegmatite was combined with schist. Table 14.4 summarizes the rock domains, with the corresponding codes and specific gravities.

Bench polygons for each rock type were derived from this interpretation and imported into the block model. Blocks were coded based on 12 m bench polygons, projecting 6 m above and 6 m below the bench, in accordance with the principal rock type present in each block.

Composites were assigned the rock type of the block in which they were located. This was necessary since much of the drilling, particularly many of the Geomaque holes, does not have a logged rock type.

Table 14.4
Rock Domain Code and Specific Gravity

Rock Name	Rock Code	Specific Gravity
Diorite	2	2.72
Gneiss, Felsic	4	2.75
Granite	5	2.76
Schist	6	2.75
Gneiss, Mafic	7	2.75
Lamprophrite dike	8	2.76
Pegmatite	10	2.85
Gabbro	11	2.81
Conglomerate	12	2.0

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

14.3.6 Specific Gravity

A total of 68 specific gravity determinations were made, covering all rock domains. Results range from a high of 2.84 to a low of 2.61, with an arithmetic mean of 2.76. The specific gravity for each rock type, as used in the resource estimate, is summarized in Table 14.4 above.

14.3.7 Grade Interpolation

All blocks in the model were interpolated using the Ordinary Kriging method. The parameters were derived from the variography analysis and applied to the different domains and zones accordingly.

The applied search parameters used for the grade interpolation are summarized in Table 14.5.

Table 14.5
Applied Search Parameters for Grade Interpolation

Domain Pass	Rock Code(s)	Az (º)	Searching Parameters
			Dip (º)	Plunge (º)	Range X (m)	Range Y (m)	Range Z (m)	Min. Samples	Max. Samples	Max. Samples. Per Hole	Interpol. Method
G1 1	1	125	-30	0	45	24	8	6	12	2	OK
G1 2	1	125	-30	0	90	48	16	6	18	2	OK
G1 3	1	125	-30	0	135	72	24	2	10	2	OK
G2 1	2	30	0	0	60	53	40	6	12	2	OK
G2 2	2	30	0	0	120	106	80	6	18	2	OK
G2 3	2	30	0	0	180	159	120	2	10	2	OK
G3 1	3	45	0	0	38	38	38	6	12	2	OK
G3 2	3	45	0	0	76	76	76	6	18	2	OK
G3 3	3	45	0	0	114	114	114	2	10	2	OK
G4 1	4	155	-30	0	90	90	27	6	12	2	OK
G4 2	4	155	-30	0	180	180	54	6	18	2	OK
G4 3	4	155	-30	0	270	270	81	2	10	2	OK
G5 1	5	75	0	0	92	92	43	6	12	2	OK
G5 2	5	75	0	0	184	184	86	6	18	2	OK
G5 3	5	75	0	0	276	276	129	2	10	2	OK

14.3.8 Mineral Resource Classification

Mineralization in the San Francisco deposit is classified as a mineral resource according to the CIM definitions. The mineralized zones display good geologic continuity, as demonstrated by the drill results.

The categorization criteria applied to the resource estimate are as follows:

  Blocks within 20 m of a sample are considered measured.
  Blocks between 20 m and 40 m of a sample are considered indicated.
  Any blocks further than 40 m from a sample are considered inferred.

14.3.9 Block Model Validation

The block model was validated using three accepted methods:

1)	Statiscally. - The gold grades of the 3 m composites grouped by domain were compared against the grades of the interpolated blocks.

2)	Trend Analysis. - The interpolated block grades and the average grades of the 3 m composites were compared at 50-m intervals in the east-west direction.

3)

Visually. - Using Gemcom, Micon examined vertical sections comparing the drill hole trace samples against the block model grade distribution, to ensure that the original sample grades and the block grades agree and that they are reasonably related in space.

All three validation procedures gave satisfactory results, sufficient to conclude that the block model can be used with confidence for the estimation of resources and reserves.

14.3.10 Resource Pit Optimization and Economic Parameters

Once Micon had audited and accepted Timmins block model, Timmins proceeded to run a pit optimization program in order to estimate the resources. The gold price used for estimating resources was USD 1,200 per ounce, based on the three year trailing average in July, 2011, plus USD 100 per ounce.

The parameters used in the pit optimization for the estimation of the resources are summarized in Table 14.6. They are the parameters decided by Micon and Timmins taking into account the actual costs obtained from the operation.

Pit bench heights were set at 6 m (the block height used in the model) and slope angles were based on inter-ramp angles recommended by Golder Associates in its December, 1996, report, adjusted to allow for haul roads of 25 m width.

Table 14.6
Pit Optimization Parameters for the 2011 Resource Estimate for the San Francisco Project

Costs			Rock Densities and Recoveries
Description	Units	Amount	Name	Code	Density	Recovery %
Waste mining cost	USD/t	1.82	Diorite	2	2.72	60.50
Ore mining cost	USD/t ore	1.82	Gneiss felsic	4	2.75	70.70
Process cost	USD/t ore	2.75	Granite	5	2.76	85.70
G & A cost	USD/t ore	0.64	Schist	6	2.75	71.70
Gold price	USD/oz	1,200	Gneiss mafic	7	2.75	65.00
			Lamprophrite dike	8	2.76	60.50
			Pegmatite	10	2.85	71.70
			Gabbro	11	2.81	57.80
			Conglomerate	12	2	71.70
			General Recovery			68.60

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

14.3.10.1 Mineral Resource Statement

The pit shell adopted for reporting resources was estimated at a gold price of USD 1,200/troy ounce, using the economic parameters summarized in Table 14.6 and the topographic surface as of June, 2011. Table 14.7 summarizes the August, 2011, mineral resource estimate.

Table 14.7
Mineral Resource Estimate for the San Francisco Project (Inclusive of Mineral Reserves)
(Cut-off Grade of 0.128 g/t Gold and a USD 1,200 Gold Price)

Pit Area	Category	Tonnage (x1,000)	Avg. Grade (g/t Au)	Gold Ounces
San Francisco Mine	Measured	42,546	0.640	876,000
	Indicated	22,698	0.595	434,000
	Total Measured & Indicated	65,244	0.625	1,310,000
	Inferred*	66,483	0.420	898,000
La Chicharra Deposit	Measured	6,158	0.488	96,000
	Indicated	2,222	0.488	35,000
	Total Measured & Indicated	8,380	0.488	131,000
	Inferred*	7,197	0.465	107,000
Total Resources	Measured	48,704	0.621	972,000
	Indicated	24,920	0.586	469,000
	Total Measured & Indicated	73,624	0.609	1,441,000
	Total Inferred*	73,680	0.424	1,005,000

*Inferred resources in this table include material outside of the pits limit that has the potential to become additional reserves at a future stage.

Micon recommends that Timmins use the August, 2011 mineral resource estimate contained in Table 14.6 as the stated mineral resource estimate for the San Francisco project, as this estimate recognizes the use of a 0.128 g/t gold cut-off as the grade at which the mineralization would meet the parameters for potential economic extraction as defined by the CIM standards and definitions for resources.

Micon believes that no environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues exist which would adversely affect the mineral resources estimated above, at this time. However, mineral resources that are not mineral reserves do not have demonstrated economic viability.

15.0 MINERAL RESERVE ESTIMATES

Having established an unsmoothed ultimate pit shell from the pit optimization analysis, Timmins designed an open pit, with haul roads 25 m wide, and prepared a production schedule for the extraction of the measured and indicated mineral resources contained within the pit.

The reserve estimate completed by Timmins in August, 2011 and audited by Micon in September, 2011, is compliant with the current CIM standards and definitions specified by NI 43-101, and supersedes the July, 2010 reserve estimate for the San Francisco mine.

The process of mineral reserve estimation includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

15.1 CIM MINERAL RESERVE DEFINITIONS AND CLASSIFICATIONS

All resources and reserves presented in a Technical Report must follow the current CIM definitions and standards for mineral resources and reserves. The latest edition of the CIM definitions and standards was adopted by the CIM council on November 27, 2010, and includes the reserve definitions reproduced below.

Mineral Reserve

“Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.”

“A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.”

“Mineral Reserves are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term ‘Mineral Reserve’ need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.”

“Probable Mineral Reserve”

“A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.”

“Proven Mineral Reserve”

“A 'Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.”

“Application of the Proven Mineral Reserve category implies that the Qualified Person has the highest degree of confidence in the estimate with the consequent expectation in the minds of the readers of the report. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect potential economic viability.”

15.2 MINERAL RESERVE ANALYSIS

15.2.1 Reserve Pit Optimization and Economic Analysis

Once Micon had audited and accepted Timmins resource estimate, Timmins proceeded to run a pit optimization program in order to estimate the reserves. The gold price used for estimating the reserves at the San Francisco project was USD 1,100 per ounce, based on the three year trailing average in July, 2011.

Except for the gold price, the parameters used in the pit optimization for the estimation of reserves are the same as those described previously in connection with the estimation of resources.

15.3 SENSITIVITY ANALYSIS BASED ON MEASURED AND INDICATED RESOURCE

Timmins conducted a series of analyses to test the sensitivity of the pit optimizations to changes in the gold prices, cost and recovery parameters. Table 15.1 summarizes the sensitivity analysis. The base case pit contains approximately 57 Mt of measured and indicated resource at 0.65 g/t gold, for approximately 1.2 Moz of contained gold. Total material within the pit is approximately 162 Mt. It is understood that the sensitivity analyses were conducted on the measured and indicated resources within the optimized pit before applying the mining recovery and dilution factors. Thus, the tonnage and grades in the base case pit do not agree with the mineral reserves estimated herein.

Cases 4 through 8 show the sensitivity of the pit shell to changes in gold price. An 18% price increase results in a 17.4% increase in tonnes, a 11.5% increase in contained ounces, and a 25% increase in total material within the pit, compared to the base case. An 18% decrease in price results in a 20.7% decrease in tonnes, a 15% decrease in contained ounces, and a 25% decrease in total tonnes. Cases 11 through 14 indicate that changes in the metallurgical recovery have a similar effect to changes in gold price, as it to be expected.

Cases 19 through 22 indicate a moderate to low sensitivity to changes in processing and general and administrative costs. A 20% increase in costs reduces tonnes, contained ounces and total tonnes by 1.5%, 0.7% and 0.3%, respectively. A 20% decrease in costs increases tonnes, contained ounces and total tonnes 13.6%, 8.1% and 17.2%, respectively.

Cases 15 through 18 show moderate sensitivity to changes in mining costs. A 20% increase in mining costs results in a 13% decrease in tonnes, a 9.4% decrease in contained ounces and a 17% decrease in total tonnes. A 20% decrease in mining costs results in a 15% increase in tonnes, a 10.4% increase in contained ounces and a 23.4% increase in total tonnes.

15.4 MINING RECOVERY AND DILUTION

Mining recovery for the San Francisco deposit has been assumed to be 99%. Micon agrees with the mining recovery as initially presented, although this number may change based on actual year-to-year reconciliation studies.

The dilution for the San Francisco deposit is defined according to the type of mineralization and the size of the modelled blocks. The deposit varies in size and shape of the mineralization from one bench to another. The potential dilution varies with the amount of waste in contact with economic material; larger mineralized zones carry a lower percentage of dilution than smaller zones.

Timmins believes that its method for estimating dilution achieves a close approximation of what can be expected during operations. The method consists of identifying the blocks that are partially mineralized with a maximum 40% of material below the economic cut-off grade, and adding that waste percent (tonnes and grade) as mining dilution.

An overall average of 8.3% dilution was estimated for the San Francisco pit and 7.5% for the La Chicharra pit.

Table 15.1
Sensitivity Analysis for the San Francisco Pit Optimization Based on Measured and Indicated Resources

Case	Description	Cut-off Gold (g/t)	Measured			Indicated			Measured & Indicated			Waste Tonne	Total Tonnes	Stripping Ratio
			Ore tonne	Au g/t	Au oz	Ore tonne	Au g/t	Au oz	Ore tonne	Au g/t	Au oz
6	Base Case - $1100 Au/oz - Rec 68.6% - Mining Cost $1.82 - Process Cost $2.75	0.140	38,615,174	0.665	825,601	18,650,067	0.618	370,561	57,265,241	0.650	1,196,162	105,265,241	162,530,482	1.8
4	Gold Price +18% ($1300)	0.118	43,800,039	0.633	890,970	23,437,554	0.587	442,475	67,237,593	0.617	1,333,445	136,670,630	203,908,223	2.0
5	Gold Price +9% ($1200)	0.128	40,788,078	0.651	853,306	20,778,129	0.602	401,821	61,566,207	0.634	1,255,127	119,385,076	180,951,283	1.9
7	Gold Price -9% ($1000)	0.154	35,372,236	0.687	781,627	15,290,197	0.645	317,224	50,662,433	0.675	1,098,851	88,073,694	138,736,127	1.7
8	Gold Price -18% ($900)	0.171	32,402,139	0.710	739,332	12,982,166	0.671	280,108	45,384,305	0.699	1,019,439	75,700,432	121,084,737	1.7
11	Recovery +10% (75.42%)	0.127	42,856,234	0.638	878,385	22,632,435	0.588	427,785	65,488,669	0.620	1,306,170	129,857,690	195,346,359	2.0
12	Recovery +5% (71.99%)	0.133	40,920,856	0.649	853,847	21,294,526	0.592	405,509	62,215,382	0.630	1,259,356	119,922,101	182,137,483	1.9
13	Recovery -5% (65.13%)	0.147	38,019,528	0.668	816,289	18,322,339	0.615	362,400	56,341,867	0.651	1,178,689	103,081,848	159,423,715	1.8
14	Recovery -10% (61.70%)	0.155	36,884,597	0.677	803,069	17,572,156	0.624	352,308	54,456,753	0.660	1,155,376	99,267,724	153,724,477	1.8
15	Mining Cost +20% ($2.18)	0.140	35,051,932	0.687	774,662	14,867,032	0.647	309,257	49,918,964	0.675	1,083,919	84,825,251	134,744,215	1.7
16	Mining Cost +10% ($2.00)	0.140	36,676,966	0.676	797,487	16,377,625	0.635	334,203	53,054,591	0.663	1,131,690	93,529,711	146,584,302	1.8
17	Mining Cost -10% ($1.64)	0.140	40,267,934	0.655	847,991	20,426,362	0.606	398,105	60,694,296	0.639	1,246,096	118,038,494	178,732,790	1.9
18	Mining Cost -20% ($1.46)	0.140	43,126,738	0.639	885,316	22,747,840	0.595	435,451	65,874,578	0.624	1,320,767	134,709,987	200,584,565	2.0
19	Processing Cost +20% ($3.3)	0.162	38,049,977	0.671	820,735	18,406,382	0.621	367,554	56,456,359	0.655	1,188,289	105,665,257	162,121,616	1.9
20	Processing Cost +10% (3.03)	0.151	38,287,282	0.660	812,805	19,144,089	0.613	377,422	57,431,371	0.645	1,190,228	109,472,771	166,904,142	1.9
21	Processing Cost -10% (2.48)	0.129	41,962,572	0.642	866,679	21,359,577	0.593	407,091	63,322,149	0.626	1,273,770	121,949,159	185,271,308	1.9
22	Processing Cost -20% (2.2)	0.117	42,956,748	0.635	877,407	22,082,723	0.586	415,904	65,039,471	0.618	1,293,310	125,550,198	190,589,669	1.9

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

15.5 MINERAL RESERVE STATEMENT

Table 15.2 presents the total reserves estimated within the pit design outline, including mine recovery and dilution factors.

Table 15.2
Mineral Reserves within the San Francisco and La Chicharra Pit Design (August, 2011) after Mining Recovery and Dilution

PIT	Classification	Metric tonnes (1000)	Gold g/t	Contained Gold Ounces
San Francisco Pit	Proven	42,850	0.604	831,000
	Probable	21,395	0.556	383,000
	Total	64,245	0.588	1,214,000
La Chicharra Pit	Proven	6,180	0.447	89,000
	Probable	1,966	0.439	27,000
	Total	8,146	0.445	116,000
Total	Proven	49,030	0.584	920,000
	Probable	23,361	0.546	410,000
	Total	72,391	0.572	1,330,000

The proven and probable reserves in Table 15.2 have been derived from the measured and indicated mineral resources summarized in Table 14.7 and account for mining recovery and dilution. The figures in Table 15.2 have been rounded to reflect that they are an estimate.

The mineral reserve estimate has been reviewed and audited by Micon. It is Micon’s opinion that the August 30, 2011 mineral reserve estimate has been prepared in accordance with the CIM standards and definitions for mineral reserve estimates and that TMM/Timmins can use this estimate as a basis for further mine planning and operational optimization at the San Francisco mine project.

Although a mineral reserve has been estimated herein for the La Chicharra pit, drilling is continuing in this area and Timmins has not yet included the La Chicharra pit in its formal mining plan. It is expected that, once the current drilling program is completed, the mineral reserves at La Chicharra will be re-estimated and scheduled for mining.

16.0 MINING METHODS

Mining at the San Francisco gold mine is conducted by a contractor, using open pit mining methods.

16.1 PRODUCTION TO DATE

The San Francisco mine resumed commercial production in April, 2010. Table 16.1 summarizes production from April, 2010 to the end of June, 2011, by quarter. Ore of lower grade is being stockpiled for leaching at the end of the mine life. Timmins reports that, at September 30, 2011, there was an accumulated stockpile of 1.518 Mt at an average grade of 0.281 g/t, containing approximately 13,700 ounces of gold.

During July, 2011 Timmins tested the expansion of the crushing system to 18,000 t/d and announced that it is quickly reaching this target.

Table 16.1
San Francisco Project, Timmins Annual Production for 2010 and 2011 by Quarter)

Year	Quarter	Mined Ore* (Dry Tonnes)	Average Grade (g/t Gold)	Processed Ore (Dry Tonnes)	Average Grade (g/t Gold)	Gold Ounces Recoverable	Gold Ounces Sold
2010	April - June	905,296	0.718	905,296	0.718	14,145	11,319
	July - September	1,090,768	0.817	1,090,768	0.817	19,374	15,680
	October - December	1,208,678	0.939	1,208,677	0.939	25,033	20,030
2011	January - March	1,207,339	0.895	1,207,339	0.895	24,088	18,755
	April - June	1,648,230	0.762	1,239,075	0.859	22,138	17,965
Total		6,060,311				104,778	83,749

*Excluding lower grade ore stockpiled.
Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

16.2 OPEN PIT MINE DESIGN

16.2.1 Geotechnical Studies and Slope Design Criteria

The most recent geotechnical study carried out on the San Francisco pit was conducted by Golder Associates in December, 1996, for the previous owners of the property, Geomaque de Mexico. Golder’s scope of work was to carry out site investigations, testing and analysis to develop slope angle recommendations for the pit design.

The recommended overall slope angles ranged from 37° for single 6 m benches along the northeast facing slopes to a maximum slope of 56° for double benching in schist units. Golder presented a table of recommended inter-ramp slope angles and catch bench widths to achieve the recommended overall slope angles.

Timmins used this information when carrying out the pit optimization analysis and included an allowance for 25 m ramp widths in the overall slope angles. Recently Timmins commissioned a new geotechnical analysis of the pit and it expects that the final report will be available in November, 2011.

16.2.2 Hydrological Considerations

Micon has limited information on hydrology in the pit area. The existing pit walls were generally dry, with a few minor seepages along shear zones. At the end of 2010, a hydrogeological study was conducted by Investigación y Desarrollo de Acuíferos y Ambiente (IDEAS) around the pit to further evaluate the hydrological regime in this area.

Table 16.2 summarizes the water volume pumped out of the pit for each month from November, 2011 to May, 2011.

Table 16.2
Water Level and Volume Pumped Out of Pit from November, 2010 to May, 2011

Pit Elevation	Water Volume (m3 )	Month
594.23	70,531	November, 2010
593.20	59,076	December, 2010
591.80	45,720	January, 2011
590.25	31,632	February, 2011
588.91	18,109	March, 2011
587.67	5,990	April, 2011
587.05	0	May, 2011

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

16.2.3 Phased Pit Designs

Before Timmins commenced mining within the San Francisco pit, pit designs were revised from the two mining phases developed previously by IMC, to three mining phases designed by Timmins. The latter designs were used for re-starting operations, in order to achieve a favourable distribution of waste tonnage during the mine life and enhance the availability of heap leach feed.

In 2010, the three-phase open pit design was extended to incorporate the additional discovered resources to the northwest of the previous pit outline. In the present update, additional drilling has extended the pit limits from 70 to 100 m surrounding the previous 2010 design. A fourth pit phase has now been added to the design production schedule. The first phase will be completely mined by the end of 2011.

The La Chicharra pit is now also incorporated into the San Francisco reserves, though not yet into the formal mining plan. The La Chicharra pit is located 1,000 m west of the San Francisco pit and was previously operated by Geomaque. Additional drilling recently has delineated further resources and a pit design has been developed based on the USD 1,100/oz gold optimized pit shell.

Figure 16.1 shows the ultimate pit designs for the San Francisco and La Chicharra pits. The La Chicharra design will be modified following completion of the current drilling program and the re-estimation of reserves in this area. It is anticipated that the La Chicharra pit will be returned to operation in the future.

For the San Francisco pit, phase one developed the pit down the 560 m elevation. The phase two push back expands the pit about 350 m west and 150 m north, with the lowest bench at the 542 m elevation. The third phase has a 215 m push back of the west wall and 130 m of the east wall, with the lowest bench at the 494 elevation. Phase four expands the pit 200 m southwest and 200 m southeast to its ultimate design, with the final pit bottom at the 440 elevation. The estimated tonnage for each design phase is listed in Table 16.3.

Figure 16.1
San Francisco Ultimate Pit Design, Dumps and Low Grade Stockpile Layout

Table 16.3
Summary of the Mining Tonnages for the San Francisco Mining Phases as of the end of August, 2011

Pit	Ore Tonnage	Gold (g/t)	Gold (oz)	Waste Tonnage	Total Tonnes	Stripping Ratio
Phase 2	4,735,747	0.846	128,788	3,907,249	8,642,996	0.8
Phase 3	24,400,667	0.585	458,855	40,010,568	64,411,235	1.6
Phase 4	35,108,868	0.576	626,579	78,192,055	113,300,923	2.2
La Chicharra	8,145,959	0.555	116,503	25,663,280	33,809,239	3.2
Total	72,391,241	0.572	1,330,725	147,773,152	186,355,154	2.0

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Figures 16.2 to 16.8 show the progressive annual outlines of the San Francisco pit, with the access ramp included.

Figure 16.2
San Francisco Open Pit Layout, End of 2011

Figure 16.3
San Francisco Open Pit Layout, End, of 2012

Figure 16.4
San Francisco Open Pit Layout, End of 2013

Figure 16.5
San Francisco Open Pit Layout, End of 2014

Figure 16.6
San Francisco Open Pit Layout, End of 2015

Figure 16.7
San Francisco Open Pit Layout, End of 2016

Figure 16.8
San Francisco Open Pit Layout, End of 2017

16.2.4 Waste Rock Management

Existing waste rock dumps are located to the south of the San Francisco open pit, close to the pit rim and cannot be extended to the north. They are also limited to the east by a property boundary and to the west by ground not yet condemned by drilling. Accordingly, with the re-establishment of the operations, the existing dumps will be extended further south, where adequate space does exist. For the expansion of reserves, additional waste dump volume is required and a site located northwest of the pit has been identified that would contain the majority of waste rock produced during the mine life. Currently, a condemnation drilling program is underway in this area.

16.2.5 Mine Production Schedule

The present production capacity of the San Francisco mine is 18,000 t/d of leach feed. Timmins now intends to install sufficient crushing and other equipment to increase the production of leach feed to approximately 32,000 t/d by 2013. The design schedule of annual mine production, including actual production for the first nine months of 2011, is summarized in Table 6.4. At the expanded rate of production, the life of the San Francisco pit, including stockpiled low grade ore, extends into 2017. It is anticipated that production from the La Chicharra pit will be scheduled once the current drilling program is completed and reserves re-estimated, thereby increasing mine life.

16.2.6 Mine Operations

All mining activities are being carried out by the contractor, Peal Mexico, S.A. de C.V., of Navojoa, Mexico. The contractor is obliged to supply and maintain appropriate principal and auxiliary mining equipment and personnel required to produce the tonnage mandated by Timmins, in accordance with the mining plan. Table 16.5 is summary of the contractor’s mining equipment currently in place.

Timmins provides contract supervision, geology, engineering and planning and survey services, using its own employees.

Further discussions related to the mining contract are included in Section 19.

Table 16.4
San Francisco Annual Production Schedule (Including Actual Production: January through September, 2011) (32,000 t/d Mine Plan, at a Cut-off of 0.14 g/t Gold)

Table 16.5
Contractor’s Mining Equipment

Brand	Model	Quantity	Type
CATERPILLAR	777F	23	Trucks
KENWORTH-	T300	2	Auxiliary
CATERPILLAR	D10T	2	Dozer
CATERPILLAR	D8T	3	Dozer
INGERSOLL	2475	1	Auxiliary
CATERPILLAR	775B	2	Truck
CATERPILLAR	PIPAS	1	Auxiliary
CATERPILLAR	M318CH	1	Auxiliary
CATERPILLAR	834G	1	Dozer
CATERPILLAR	16M	2	Grader
CATERPILLAR	CS583	1	Pipe layer
CATERPILLAR	993K	1	Loader
CATERPILLAR	992D	1	Loader
KOMATSU	PC2000	2	Shover
KOMATSU	1250	2	Shovel
SANDVIK	D245S	3	Drilling
SANDVIK	D40KS	1	Drilling
ATLAS COPCO	DM45	4	Drilling
INGERSOLL	DM645-D	1	Drilling
INGERSOLL	IR-780	1	Drilling
TAMROCK	GATOR D25KS	1	Drilling

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

17.0 RECOVERY METHODS

17.1 PROCESSING

17.1.1 Crushing and Conveying

Ore extracted from the pit is transported in haulage trucks with a capacity of 100 tonnes, which feed directly into the gyratory primary crusher with dimensions of 42” x 65”. The crusher has nominal capacity of 1,200 t/h. The crushed product is then transported on conveyor belts to a stockpile with a capacity of 10,000 tonnes.

Two feeders beneath the stockpile deliver the ore to a conveyor belt for transport to the secondary crushing circuit. The ore is screened at ½”. Screen undersize reports to the final product, while screen oversize is fed to two secondary crushers.

Product from the secondary crushers is transported on conveyor belts to the tertiary crushing circuit, which consists of two tertiary crushers operating in closed circuit with ½” screens. Undersize from the screens is delivered to the leach pad.

Timmins installed an additional crusher and screen to increase throughput to 18,000 t/d, and now plans to install sufficient crushing and other equipment to increase production to approximately 32,000 t/d of leach feed by 2013.

17.1.2 Leaching

The current leach pad occupies approximately 40 ha and is divided into seven sections. Product from the crushing plant is transported to the leach pad on overland conveyors and deposited on the pad with a stacker, forming lifts 6 m in height. A bulldozer is used to level the surface of each lift. The irrigation pipelines are then installed to distribute the leach solution over the entire surface of the lift.

The leach solution, consisting of 0.03% sodium cyanide and having a pH of 10.5 to 11, flows downward through the crushed ore, dissolving the precious metals. The solution percolates to the bottom of the lift and flows to the canal that carries the pregnant solution to a storage pond, from which it is pumped to the ADR plant.

Barren solution exiting the ADR plant flows to a second storage pond where fresh water and sodium cyanide are added, before the solution is pumped back to the leach pad.

Due to the increase in mineral reserves and the increase in production, authorization was granted by the Mexican authorities for an additional 49 ha for the construction of a new leach pad, located next of the current pads.

17.1.3 Adsorption/Desorption/Recovery Plant

Pregnant solution is fed to the adsorption plant which consists of 2 lines of carbon columns, each with 5 tanks through which the carbon is advanced counter-currently. One line of columns contains approximately 2.0 t of carbon and the other 2.5 t. Gold is adsorbed on the carbon to a concentration of approximately 5,000 g/t. Desorption of the carbon is achieved in a Zadra circuit. Gold recovery is achieved by an electrowinning circuit comprising stainless steel electrodes in a stainless steel electrolytic cell. The stainless cell and cathodes are relatively new and replace the original polypropylene cell with steel wool cathodes. The use of stainless cathodes is more efficient, as it does not require the smelting of substantial quantities of steel wool which is time consuming, requires substantially more flux, and can lead to inferior grade doré.

Installation of a new line of carbon columns with 5 tanks of 5 t of carbon, with a flow of 3,500 US gpm was completed in August, 2011, to increase the production capacity.

To complement the increase in production capacity an additional pumping station with a capacity 8,000 m3 was built to satisfy the higher irrigation requirements. It can feed 6,200 US gpm of solution directly to the leach pads using 3 vertical pumps.

17.1.4 Process Plant Layout

Figures 17.1 to 17.6 show the crushing circuit, leach plant solution flow, material balance, solution balance and the existing ADR circuit.

Figure 17.1
Current Crushing Circuit

Figure 17.2
Additional Portable Crushing Circuit

Rodolfo Del Toro
600mm coarse Gold Ore
SD 2.7 t/m3
Cr 23 %
Abr 500 g/t
450 t/h
Jaw Crusher C-125
HREF 52" x 20'
450
281
169
281
C125 std
78 %
281
450
450
FS 403
450
254
95
355
HP400 std coarse
3.1
83 %
355
X 2 FS 403
797
177
450
347
146
201
~HP400 sh coarse
3.2
77 %
146
~HP5 fine
3.2
76 %
201
450
100 %
P85 = 12 mm
metso
BRUNO Process Simulation
PLANT: San Francisco_04_Portable
INFO: Timmins Gold_071111_04
LICENSED USER: Rodolfo Del Toro
DATE: 07/14/2011 01:02 PM
FILE: 11-048 San Francisco + Portable 071111_dj_02.bm
Bruno v3.50, DB v4.92, c1.00 s1.00 nn 211
NOTE! The capacities are maximum capacities in a continuous troublefree operation when feed material quality and grading curve corresponds to the theoretical curve used in this calculation. Long term capacities will fluctuate due to the variations in the feed and operating intensity of the plant.
Metso does not guarantee any of the calculation results without our separate written approval based on a detailed study of the case.
Equipos Portatiles:
(1) NW 125.
(3) NW 403 FS.
(2) NW 400 HP-RD
(1) HP-5
@ 550 MTPH
Design Criteria:
1. Feed Top Size 24"
2. Bulk Density - 1.6 t/cu.m.
3. Work Index - 23.5 kWh/t max
4. Moisture - 3%
5 Free Flowing Material
6. Primary Design Capacity: 550 MTPH

Figure 17.3
Heap Leach Process Flowsheet

Figure 17.4
Heap Leach Circuit Showing Proposed Solution Balance

Figure 17.5
Gold Recovery Circuit (ADR) Flowsheet

Figure 17.6
Additional Carbon Columns (3,500 g/m)

17.1.5 Manpower

The current process plant manpower is summarized in Table 17.1.

Table 17.1
Manpower at the San Francisco Mine Process Plant and Associated Facilities

DEPARTMENT	DESCRIPTION	QUANTITY
ADR plant	Superintendent / Supervisor	3
	Hourly personnel	22
Leach	Superintendent / Supervisor	3
	Hourly personnel	21
Crushing	Superintendent / Supervisor	14
	Hourly personnel	70
Laboratory	Superintendent / Supervisor	11
	Hourly personnel	27
Maintenance contractors	Coordinator / Supervisor	4
	Hourly personnel	40
TOTAL		215

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

17.1.6 Consumables and Maintenance

The usage rates and costs of process reagents are summarized in Table 17.2.

Table 17.2
San Francisco Process Reagents (Consumables)

Reagents	Consumption (Unit/tonne)	Annual Cons (Unit/year)	Unit Cost (USD)	Annual Cost (USD)
Antiscalent	0.020 L	178,805 L	$ 2.83	$ 505,695
Sodium Cyanide	0.208 kg	1,876,302 kg	$ 3.22	$ 6,047,130
Caustic Soda	0.012 kg	105,040 kg	$ 1.08	$ 113,605
Lime	0.619 kg	5,570,301 kg	$ 0.12	$ 682,150
Carbon	0.013 kg	114,546 kg	$ 2.78	$ 318,926
Hydrochloric Acid	0.023 kg	204,432 kg	$ 0.32	$ 64,850
Propane	0.119 L	1,073,358 L	$ 0.39	$ 416,539
Borax		3,065 kg	$ 7.17	$ 21,962
Silica		623 kg	$ 0.97	$ 603
Sodium Carbonate		468 kg	$ 1.01	$ 471
Potassium Nitrate		230 kg	$ 2.25	$ 517
Fluorite		230 kg	$ 2.71	$ 623
		Total cost		$ 8,173,072
		Total cost per tonne		$ 0.908

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

18.0 PROJECT INFRASTRUCTURE

18.1 ADMINISTRATION, ENGINEERING AND EXISTING INFRASTRUCTURE

Figure 18.1 shows the San Francisco mine site layout, with the current operations and the new proposed use of land for the pit, leach pad, waste storage expansion, and the low grade ore stockpile.

Figure 18.1
Site Layout

18.1.1 Manpower Organization

The current total manpower at the San Francisco mine is shown in Table 18.1, excluding the mine contract personnel.

Table 18.1
Total Manpower for the San Francisco Mine

DEPARTMENT	DESCRIPTION	QUANTITY
ADR plant	Superintendent / Supervisor	3
	Hourly personnel	22
Leach	Superintendent / Supervisor	3
	Hourly personnel	21
Crushing	Superintendent / Supervisor	14
	Hourly personnel	70
Warehouse	Supervisor	1

DEPARTMENT	DESCRIPTION	QUANTITY
	Hourly personnel	5
Exploration	Superintendent / Supervisor	16
	Hourly personnel	44
Direction	General Manager	1
	Superintendent / Supervisor	5
Geology	Superintendent / Supervisor	4
	Hourly personnel	15
Mine	Superintendent / Supervisor	10
	Hourly personnel	3
Engineering	Superintendent / Supervisor	5
	Hourly personnel	2
Laboratory	Superintendent / Supervisor	5
	Hourly personnel	23
Metallurgy	Superintendent / Supervisor	6
	Hourly personnel	4
Electric Maintenance	Superintendent / Supervisor	4
	Hourly personnel	11
Administrative / Accounting	Superintendent	1
	Supervisor / Assistant	5
Purchasing	Superintendent	1
	Supervisor / Assistant	6
Human Resources	Superintendent / Supervisor	3
	Hourly personnel	0
Safety and Environment	Superintendent / Supervisor	10
	Hourly personnel	10
Maintenance Contractors	Coordinator / Supervisor	4
	Hourly personnel	40
	TOTAL	377

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

18.1.2 Offices, Workshops and Stores

Office space for the mine is provided in a structure of approximately 450 m2 located on the property, southeast of the ADR plant. The building has adequate working space for the on-site mine administration and also provides basic catering and ablution facilities.

A vehicle workshop south of the ADR plant and north of the open pit occupies more than 660 m2 and accommodates the off-road haul trucks, excavators and ancillary vehicles used in the open pit mining operation.

A general warehouse of approximately 200 m2, located north of the ADR plant, accommodates process reagents and mechanical spares. Bulk lime for the heap leach process is stored in a silo near the crushing plant.

A new office building was completed in December, 2010, to house the exploration offices. This new office space is approximately 150 m2, provides adequate working space and basic ablution facilities. This new building (Figure 18.2) is located east of the ADR plant.

Currently a new 1,500 m2 core and sample storage facility (Figure 18.3) is under construction north of the ADR plant. This facility will provide a permanent and secure storage facility for both the diamond drill core and pulp samples, as well as hosting the new sample preparation facilities for the exploration department.

Figure 18.2
New Office Building Constructed by Timmins at the San Francisco Mine

Figure 18.3
Exploration Sample Storage and Preparation Facility under Construction (July, 2011)

18.1.3 Electrical Power Supply

Electrical power supply to the mine is delivered through a 33 kV overhead line from the utility company, Comisión Federal de Electricidad (CFE). From the main metering point, the power is distributed to the crushing and screening plant and other site infrastructure at 480/220/110 V. At the crushing and screening plant, separate transformers feed the principal equipment. Installed transformer capacity is as follows:

kVA
Primary crusher	1,000
Secondary/tertiary crushers	3,000
Stacker conveyors	2,000
Leach solution pumps	1,500
ADR plant	500
Laboratory	150
Office	75
Workshop	75
Water well #1	75
Water well #2	45
Lighting	50
New crushing circuit	2,500

The current electrical power supply is sufficient for the current production capacity of 18,000 t/d of ore, with some spare capacity.

18.1.4 Water Supply

The current demand of fresh water is 2,000 m3/d, of which 1,100 m3/d are for the leach area and ADR plant and 900 m3/d for the mine and services.

Comisión Nacional del Agua (CONAGUA) authorized the total and definitive transfer of the rights for two concession titles to exploit and use national water previously held by Geomaque de Mexico, to Timmins’ Mexican subsidiary Molimentales on May 30, 2008. Concession title No. 1SON104008/08FMGR97 is authorized for the industrial use of 300,000 m3/y over a ten-year term from August 1, 2007. Concession title No. 02SON109912/08FMGR04 is authorized for industrial use of 300,000 m3/y over a ten-year term from October 8, 2007.

Rights to exploit an additional 200,000 m3/y of national water were assigned to Molimentales from concession title No. 02SON124622/08AMOC08 on August 2, 2010, and the rights to a further 100,000 m3/y of national water were assigned to Molimentales from concession title No. 02SON124710/ 08AMOC08 on August 9, 2010.

In March, 2011, a new extraction water well was installed.

A new water tank and a pressure pump were installed to comply with regulation NOM–002–STPS of the Secretaría del Trabajo y Previsión Social (STPS) regarding the prevention of and protection against fire in the workplace, which states that water pressure for fire control should be at least 7 kg/cm2.

19.0 MARKET STUDIES AND CONTRACTS

Timmins produces gold doré at the San Francisco mine which is further refined and readily sold on the world market. At the time of compiling the report this report the price for gold ranged from 1,600/oz gold to 1,800/oz gold.

19.1 MARKET STUDIES

Timmins has not conducted any market studies in relation to the gold doré which is produced at the San Francisco mine. Gold is a freely traded commodity on the world markets for which there is a steady demand from numerous buyers.

19.2 MINING CONTRACTS

19.2.1 Contractor Requirements

Under the contract dated May 23, 2007, updated August 14, 2008 and further amended March 18, 2011, the contractor’s performance of mining operations at the San Francisco mine includes drilling and blasting, loading and transportation of waste rock and ore, pit drainage, building slopes and roads as needed, scaling of pit walls to design limits, maintenance of equipment, and providing safe and orderly working conditions. As mentioned in Section 16, the contractor is obliged to supply and maintain appropriate principal and auxiliary mining equipment and personnel.

The following technical parameters are part of the contract:

  The unit price for executing the work is USD 1.62/t of material.

  The assumed powder factor is 0.200 kg of ANFO per tonne of rock blasted. The base cost per tonne of material blasted (including items such as explosives, supplies and accessories, drill service for blasting etc.), is USD 0.19/t.

  The drill pattern is 4.5 m by 5.0 m, using 6.5 inch diameter blast hole drills.

  The base cost of diesel fuel is USD 0.52 per litre, which changes on a monthly basis.

  Design rock densities are ore 2.66 t/m3 and waste 2.77 t/m3 .

  The work schedule is based on two shifts of 12 hours per day, 360 days per year.

19.2.2 Owner Mining Requirements

Mining engineering and design services are provided by Timmins. These services include:

  Obtaining of all permits and licences for mining.

  Mine design and planning, grade control and surveying services.

  Supply of electric power, water and telecommunications.

  Security services, safety plans and personnel and first aid stations.

19.3 REFINING AND SALES CONTRACTS

19.3.1 Refining Agreement

Timmins subsidiary Molimentales entered into an agreement with Johnson Matthey Inc. (Johnson Matthey) to refine the gold and silver doré bars produced at the San Francisco mine, at Johnson Matthey’s Salt Lake City refinery in Utah, USA.

Some of the terms and conditions in the contract are as follows:

Shipments will consist of no less than 30 kg of material, in the form of doré bars weighing approximately 15 to 30 kg.

Each shipment will have full and complete documentation to permit importation into the United States.

The refiner shall credit the following percentages of the final agreed assayed gold and silver content of the refined material in each shipment:

99.85% of the assayed gold content.
97.00% of the assayed silver content.

Delivery of the gold and silver components of the recoverable metals from each shipment will be made as directed no more than 10 working days after recipt of the material by the refiner, subject to the assay results being within the splitting limits as set forth in the agreement.

Treatment charges are USD 0.65 per troy ounce of material received, with a minimum charge of USD 1,000 per shipment.

If Timmins elects to take an early settlement of the account, Johnson Matthey will levy a fee which is calculated according to the terms of the agreement.

Johnson Matthey may charge additional fees for refining or may reject any material containing in excess of the maximum limits of deleterious elements as defined by the contract.

The refining agreement between Molimentales and Johnson Matthey commenced on December 28, 2009 and remains in effect until December 31, 2011.

19.3.2 Master Purchase Contract and Bill of Sale and Trading Agreement

On June 23, 2010, Molimentales entered into a contract and sale agreement with Auramet Trading, LLC (Auramet) under which it agreed to sell the gold and silver output from the SanFrancisco mine to Auramet

On June 23, 2010, Molimentales also entered into a trading agreement with Auramet which set forth the terms and conditions that govern non-exchange traded, over-the-counter, spot, forward and option transactions on a deliverable and non-deliverable basis involving various metals, energy products and currencies. The trading agreement is part of the Master Purchase Contract and Bill of Sale agreement with Auramet.

20.0 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

Micon’s 2010 Technical Report discussed the environmental studies, permitting and social or community impact prior to and into 2010 and this information will not be discussed further here. This section will discuss the environmental, permitting and social or community impact studies conducted by Timmins from the beginning of 2010.

20.1 ENVIRONMENTAL CONSIDERATIONS

On November 24, 2010, Molimentales submitted a request to the Secretary of Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales) of Mexico for the authorization of an additional 49.352 ha of land use for new leach pads. The Secretary conditionally authorized the additional use of land on December 20, 2010.

On July 22, 2011 Molimentales submitted a request to the Secretary for the authorization of an additional land use of 24.3401 ha for the San Francisco pit and 54.8415 ha for a new waste dump for the increase in production capacity to 18,000 t/d. The Secretary conditionally authorized the additional land use for the San Francisco pit expansion and new waste dump on October 13, 2011.

A Technical Justification Study for the Change of Use of Land (Estudio Técnico Jusitificativo para el Cambio de Uso de Suelo) is in process and will be submitted to request the authorization of the Secretary of Environment and Natural Resources to grant authorization for new land use areas based upon the inventory of the natural resources to be affected, and an environmental evaluation of the new areas.

Modifications to the Environmental License (Licencia Ambiental Única), authorized on March 17, 2010, are in the process of being submitted to request the authorization to the Secretary of Environment and Natural Resources to include new equipment and production capacity for the operating license, new inventory and registration of emissions to the atmosphere, new inventory and registration of hazardous waste generation and to register modifications to the blasting program.

Due to the increase in mineral resources and reserves and the increase in production capacity, Molimentales will develop a request for authorization by the Secretary of a new Environmental Impact Assessment for the additional use of land.

Molimentales continues to comply with the conditions established by the Secretary of Environment and Natural Resources for all of the previous and newly authorized environmental permits. These conditions include such programs as those for the recovery and relocation of flora, reforestation, recovery and relocation of fauna, monitoring of surface water quality, monitoring of air quality, and hazardous waste management.

20.2 COMMUNITY AND SOCIAL CONSIDERATIONS

Timmins is an active participant and supporter of a number of community activities in both Estación Llano and the surrounding communities. These activities range from assisting with health issues, education, athletics, cultural, social service and public works. Between June, 2009 and July, 2011 Timmins spent approximately USD 88,000 on community activities.

Timmins assisted the community with health related activities such as undertaking a seminar and a clean-up of the Estación Llano community area to help prevent Dengue fever caused by mosquitoes, and with donations of medicine and medical supplies for the local health day and to the local health centre.

Timmins has assisted educational activities in the community with repairs to or construction of the local kindergarden, elementary and junior high schools, donation of graduation gifts, cistern construction, school bus repairs and the purchase of trees for the purposes of reforestation in the community.

Timmins has assisted the community with financial contributions towards the purchase of athletic equipment, travel expenses for local teams, payment of instructor’s fees for summer camps and swimming lessons, and the donation of team uniforms.

Support for cultural activities has included funding for the Christmas party for the children of Estación Llano, support for the children’s or student’s day at the local schools, a water campaign conducted by the city’s water agency and payment of teachers for the summer camp.

Financial assistance of social services has included mechanical service for a police vehicle, training and ambulance support.

Public works support has included the donation of electrical cables for the local community’s water well, playground repair, construction of cattle fencing and payment for road safety signs.

Timmins continues to assist the community in a number of areas related to health, safety and the general improvement of community wellbeing.

21.0 CAPITAL AND OPERATING COSTS

21.1 CAPITAL EXPENDITURES

The San Francisco project was originally designed for a production rate of 12,000 t/d of ore to be placed on the leach pad, but has now been expanded to 18,000 t/d. Only minor capital expenditures remain to complete that expansion. Most recently, Timmins has decided to install sufficient crushing and other facilities to increase production to approximately 32,000 t/d of leach feed by 2013. Table 21.1 summarizes Timmins’ estimate of the future capital expenditures required to complete that expansion. Additional capital expenditures are likely to be required in connection with a future decision to bring the La Chicharra pit into operation.

Table 21.1
Estimated Future Capital Expenditure

Year	Capital Expenditure (USD thousand)
	Expansion Capital	Sustaining Capital	Total
2011 (fourth quarter)	3,303	20	3,323
2012	18,922	75	18,997
2013	3,000	75	3,575
2014	3,000	75	3,575
2015	3,000	75	3,575
2016	-	75	75
2017	-	-	-
TOTAL	31,225	395	33,120

Micon has reviewed Timmins’ estimate of the future capital expenditures for the San Francisco project and regards it as reasonable.

21.2 OPERATING COSTS

Timmins’ operating cost forecast for 2012 and subsequent years is summarized in Table 21.2. From 2013 onwards, the forecast is based on mining a total of approximately 11.6 million tonnes of ore and approximately 22 million tonnes of waste per year. Approximately 4.2 million tonnes of stockpiled low grade ore is planned to be crushed and placed on the leach pad in 2017.

Table 21.2
Operating Cost Forecast

	Unit Cost (USD/tonne placed on pad)
	Actual	Forecast
	2011 Jan. – Sept.	2011 Oct. – Dec.	2012	2013 – 2016 (average)
Mining (excluding stockpiled material)	9.51	7.78	6.93	5.28
Crushing	1.45	1.25	1.20	1.20
Leaching	1.07	0.97	0.96	0.94
Gold Recovery	0.38	0.37	0.34	0.30
Laboratory	0.28	0.23	0.20	0.14
Environmental	Included in G & A	0.05	0.04	0.03
General and Administration	0.51	0.46	0.34	0.23
Total	13.20	11.11	10.01	8.12

The unit mining cost per tonne of ore placed on the leach pad is equivalent to a cost of $1.82 /t of total material mined. The actual cost for the first 9 months of 2011 was $1.85/t mined.

Micon has reviewed Timmins’ operating cost Forecast for the life of the San Francisco pit and regards them as reasonable.

22.0 ECONOMIC ANALYSIS

22.1 BASIS FOR THE ANALYSIS

The economic analysis of the San Francisco project has been performed by conventional discounted cash flow techniques, using the life-of-mine production schedule and the estimates of the future capital expenditures and operating costs discussed previously, together with the following procedures and estimates.

  All revenue and cost projections are expressed in constant US dollars of fourth quarter, 2011 value.

  The starting date for the cash flow forecasts is October 1, 2011.

  Payable gold has been estimated at 99.5% of the gold contained in doré. An allowance of $5/oz has been included for the cost of freight, insurance and refining of doré. The minor amount of silver contained in doré has been ignored in the calculation of revenue.

  Gold revenues have been calculated using a price of USD 1,200/oz, assumed to remain constant throughout the life of the operation.

  It is assumed that the San Francisco project has reached steady-state leaching operations and no provision has been made for the retention of additional unleached gold on the leach pad. All leachable gold is assumed to be produced in the year in which it is placed in the pad.

  Timmins reported that, at June 30, 2011, it had working capital of USD 22.5 million. No provision has been made for the retention of any additional working capital during the life of the San Francisco project.

  An allowance of USD 0.50/t has been provided for the cost of recovering stockpiled low grade ore and placing it on the leach pad following the cessation of mining operations. Timmins reports that, at September 30, 2011, there was an accumulated stockpile of 1.518 Mt at an average grade of 0.281 g/t, containing approximately 13,700 ounces of gold.

  A nominal allowance of USD 5 million has been made for reclamation and closure at the end of the operating life.

  Income taxes payable have been estimated as the greater of 30% of taxable income or 17.5% of operating profit. In computing taxable income, depreciation of capital expenditures has been deducted on a straight-line basis. It is assumed that, on September 30, 2011, the San Francisco project had an opening balance of undepreciated capital expenditure of $4 million.

  In determining net present values, projected future after-tax annual cash flows have been discounted to October 1, 2011, at rates of 5% and 8% per year, using the mid- period discounting convention. Thus, cash flows accruing in the fourth quarter of 2011 have been discounted for one-eighth of a year, cash flow accruing in 2012 have been discounted for three-quarters of a year, from June 30, 2012 to October 1, 2011, and so on.

22.2 RESULTS OF THE ANALYSIS

The results of the economic analysis of the San Francisco project are summarized in Table 22.1. The estimate of annual after-tax cash flows is provided in Table 22.2.

Table 22.1
Summary of Economic Analysis

	Life-of-Mine Cash Flow (USD million)	Average Unit Cost (USD/tonne leached)
Net Sales Revenue	968	15.17

Mining Cost (including stockpiled material)	328	5.15
Crushing Cost	77	1.20
Leaching Cost	60	0.94
Gold Recovery Cost	20	0.31
Laboratory Cost	10	0.15
Environmental Cost	2	0.03
General and Administration	17	0.26
Total Cash Operating Costs	513	8.04

Operating Profit	455	7.13

Capital Expenditures (including closure)	38	0.60
Income Tax	125	1.96

Undiscounted Net Cash Flow	291	4.57

Net Present Value, 5% Discount	252
Net Present Value, 8% Discount	232

Average Cash Cost (USD/oz gold)	633
Average Annual Gold Production (oz/y)	145,000

Table 22.2
Discounted Cash Flow Analysis of the San Francisco project

	2011	2012	2013	2014	2015	2016	2017	Total
Gold Produced (ounces)	24,765	128,062	155,939	147,840	149,189	135,751	72,590	814,136
Payable Gold (%)	99.5	99.5	99.5	99.5	99.5	99.5	99.5	99.5
Payable Gold (ounces)	24,641	127,421	155,160	147,101	148,443	135,072	72,227	810,065
GOLD PRICE (US$/ounce)	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200
CASH REVENUE AND EXPENDITURE (US$ thousand)
Gross Revenue from Gold Sales	29,569	152,906	186,192	176,521	178,132	162,087	86,672	972,078
Less: Freight, Insurance, Refining (US$5/ounce)	124	640	780	739	746	679	363	4,071
NET SMELTER RETURN	29,445	152,265	185,412	175,782	177,386	161,408	86,309	968,008
Operating Cost - Mining ($1.82/tonne mined)	11,346	54,232	59,474	62,421	62,419	59,689	16,611	326,191
Operating Cost - Rehandling ($0.50/tonne rehandled)	0	0	0	0	0	0	2,105	2,105
Operating Cost - Crushing ($1.25 to $1.20/tonne leached)	1,824	9,392	13,943	13,940	13,939	13,939	9,662	76,640
Operating Cost - Leaching ($0.97 to $0.94/tonne leached)	1,415	7,514	10,922	10,920	10,919	10,919	7,569	60,178
Operating Cost - Gold Recovery ($0.37 to $0.30/tonne leached)	540	2,661	3,486	3,485	3,485	3,485	2,416	19,557
Operating Cost - Laboratory ($0.23 to $0.14/tonne leached)	336	1,565	1,627	1,626	1,626	1,626	1,127	9,534
Operating Cost - Environmental ($0.05 to $0.03/tonne leached)	73	313	349	349	348	348	242	2,022
Operating Cost - General and Administration	675	2,700	2,700	2,700	2,700	2,700	2,700	16,875
Total Operating Cost	16,208	78,378	92,500	95,441	95,436	92,706	42,432	513,102
Unit Operating Cost ($/tonne leached)	11.1	10.0	8.0	8.2	8.2	8.0	5.3	8.0
Unit Operating Cost ($/ounce payable gold)	658	615	596	649	643	686	587	633
OPERATING PROFIT	13,237	73,887	92,912	80,341	81,950	68,702	43,877	454,906
Income Tax	3,893	20,863	26,356	22,317	22,442	18,456	11,009	125,336
Capital Expenditure	3,323	18,997	3,575	3,575	3,575	75		33,120
Reclamation and Closure							5,000	5,000
ANNUAL NET CASH FLOW	6,021	34,027	62,981	54,449	55,933	50,170	27,868	291,450
PRESENT VALUE OF CASH FLOW (discount rate 5%/year)	5,985	32,804	57,827	47,612	46,581	39,792	21,051	251,652
PRESENT VALUE OF CASH FLOW (discount rate 8%/year)	5,964	32,118	55,045	44,063	41,911	34,808	17,903	231,813
SCHEDULE OF TAXATION
Operating Profit	13,237	73,887	92,912	80,341	81,950	68,702	43,877	454,906
Depreciation	262	4,343	5,058	5,952	7,143	7,181	7,181	37,120
Taxable Income	12,975	69,544	87,854	74,389	74,806	61,521	36,696	417,786
Income Tax (30%)	3,893	20,863	26,356	22,317	22,442	18,456	11,009	125,336
Schedule of Depreciation
Opening Balance of Depreciable Assets	4,000	7,061	21,715	20,232	17,855	14,287	7,181	92,333
Annual Addition	3,323	18,997	3,575	3,575	3,575	75	0	33,120
Sub-Total	7,323	26,058	25,290	23,807	21,430	14,362	7,181	125,453
Annual Depreciation Claimed	262	4,343	5,058	5,952	7,143	7,181	7,181	37,120
Closing Balance of Depreciable Assets	7,061	21,715	20,232	17,855	14,287	7,181	0	88,333
Minimum Tax (17.5% of operating profit)	2,316	12,930	16,260	14,060	14,341	12,023	7,679	79,609

It can be seen that, at a gold price of USD 1,200/oz, the San Francisco project exhibits robust economics over its projected remaining life of approximately 5.5 years. The life-of-mine average cash cost of producing gold is estimated at USD 633/oz, and future capital expenditures are forecast to be relatively low. The economic analysis indicates that the project will yield present values of USD 252 million at a discount rate of 5%/y and USD 232 million at a discount rate of 8%/y. The expansion capital schedule principally in 2012 will be paid back rapidly through accelerated cash flows.

22.3 SENSITIVITY ANALYSIS

The economics of the San Francisco project are more sensitive to changes in the factors that influence revenue than the factors which influence cost. The principal factors influencing revenue are gold price, ore grade and metallurgical recovery. Table 22.3 shows the changes in undiscounted after-tax cash flow and present value over a range of gold prices fromUSD 900 to USD 1,500/oz.

Table 22.3
Sensitivity to Gold Price

Gold Price (USD/oz)	Change from Base (%)	Cash Flow and Present Value (USD million)
		Undiscounted Cash Flow	Present Value (5%/y discount)	Present Value (8%/y discount)
900	-25	121	101	95
1,000	-16.7	178	153	141
1,100	-8.3	235	202	186
1,200	Base	291	252	232
1,300	8.3	348	301	277
1,400	16.7	405	350	231
1,500	25	462	399	368

These data suggest that the San Francisco project is economically attractive at a gold price of USD 900/oz or more. The sensitivity of project economics to changes in ore grade or metallurgical recovery is the same as the sensitivity to changes in gold price. The sensitivity results shown in Table 22.3 for a range of gold prices would apply equally to a range of variability ore grade or metallurgical recovery from -25% to +25%.

Project economics are moderately sensitive to variations in overall operating cost but, with the relatively low level of forecast capital expenditure, variations in life-of-mine capital have little effect on overall economics.

23.0 ADJACENT PROPERTIES

The San Francisco property exists within the Sierra Madre Occidental metallogenic province and is known to host a number of separate zones of anomalous gold mineralization. There are other metallic mineral deposits in the area, but very little information is available on those properties. There are no immediately adjacent properties which directly affect the interpretation and evaluation of the mineralization or anomalies found at San Francisco. However, the 1995 San Francisco Property Reserve and Resource document by Mine Development Associates of Reno, Nevada, listed a number of exploration possibilities in the immediate area of the mine, including La Chicharra which had been mined previously and is expected to be mined again.

Among the targets which remain is the bedrock area surrounding the Arroyo La Perra, a placer deposit located approximately 2 km northwest of the San Francisco pit. The 1995 report mentions that seven holes had been drilled in bedrock to that point and that one of the holes intersected 8 m of 1.6 g/t gold at 42.5 m down-hole, while another intersected 18 m of 0.422 g/t gold at 4 m down-hole. According to the report, other targets with fair to good exploration potential for the discovery of significant gold deposits were La Desconocida, Casa de Piedras Oeste and La Trinchera, all of which are located between 2 km to 5 km northwest of the San Francisco pit.

Micon considers that the previous mining history of the San Francisco and La Chicharra deposits, and the stated exploration potential of the area as contained in previous reports, positively affect the prospectivity of the ground. The exploration results reported by Timmins support this observation.

24.0 OTHER RELEVANT DATA AND INFORMATION

All relevant data and information concerning the San Francisco gold project have been provided in the appropriate sections of this report.

25.0 INTERPRETATION AND CONCLUSIONS

Since acquiring the San Francisco gold project, Timmins has worked towards re-opening the mine and in 2010 was successful in achieving this goal. Timmins continues to explore the areas adjacent to the mine and other targets on its mineral holdings to expand the resources and reserves at the San Francisco project.

As part of its continuing review, Timmins has reinterpreted the mineralization in its geological model at the San Francisco project for the current resource estimate. Timmins has undertaken the reinterpretation at this time as sufficient data have been derived from its drilling programs to allow for a more detailed interpretation of the mineralization.

Micon has reviewed the new interpretation of the mineralization at the San Francisco project and is in agreement with the interpretation as outlined by Timmins. Micon believes that the new interpretation will further assist Timmins in its ongoing exploration programs to identify the full extent of the mineralization at the San Francisco project

The resource and reserve estimate completed by Timmins in August, 2011, and audited by Micon is compliant with the current November 27, 2010, CIM standards and definitions specified by NI 43-101, and supersedes the estimate made for the San Francisco mine inNovember, 2010.

25.1 MINERAL RESOURCE ESTIMATE

Both the CIM and the JORC codes state that mineral resources must meet the condition of “a reasonable prospect for eventual economic extraction.” For open pit material, Timmins utilized a Lerchs Grossman pit shell geometry at reasonable long term prices, and reasonable costs and recovery assumptions, as meeting this condition for mineral resources. The resource is based on a pit shell at a gold price of USD 1,200/oz and cost and recovery parameters developed by Timmins which meet the conditions for classification of the material as a mineral resource.

Table 25.1 summarizes the economic parameters used for the analysis. The parameters are a combination of Micon and Timmins inputs, taking into account the actual costs obtained from the first year of operation.

Pit bench heights were set at 6 m (the block height of the 3-D block model) and the slope angles used for the pit optimization were based on inter-ramp angles recommended by Golder Associates in its December, 1996, report, adjusted to allow for haul roads of 25 m width.

Table 25.1
Pit Optimization Parameters for the 2011 Resource Estimate for the San Francisco Project

Costs			Rock Densities and Recoveries
Description	Units	Amount	Name	Code	Density	Recovery %
Waste mining cost	USD/t	1.82	Diorite	2	2.72	60.50
Ore mining cost	USD/t ore	1.82	Gneiss felsic	4	2.75	70.70
Process cost	USD/t ore	2.75	Granite	5	2.76	85.70
G & A cost	USD/t ore	0.64	Schist	6	2.75	71.70
Gold price	USD/oz	1,200	Gneiss mafic	7	2.75	65.00
			Lamprophrite dike	8	2.76	60.50
			Pegmatite	10	2.85	71.70
			Gabbro	11	2.81	57.80
			Conglomerate	12	2	71.70
			General Recovery			68.60

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

The pit shell adopted for reporting resources was estimated at a gold price of USD 1,200/troy ounce, using the economic parameters summarized in Table 25.1 and the topographic surface as of June, 2011. The mineral resource, as estimated by Timmins and audited by Micon, is presented in Table 25.2. This resource estimate includes the mineral reserve described subsequently, and has an effective date of August, 2011.

Table 25.2
Mineral Resource Estimate for the San Francisco Project (Inclusive of Mineral Reserves)
(Cut-off Grade of 0.128 g/t Gold and a USD 1,200 Gold Price)

Pit Area	Category	Tonnage (x1,000)	Avg. Grade Au g/t	Gold Ounces
San Francisco Mine	Measured	42,546	0.640	876,000
	Indicated	22,698	0.595	434,000
	Total Measured & Indicated	65,244	0.625	1,310,000
	Inferred*	66,483	0.420	898,000
La Chicharra Deposit	Measured	6,158	0.488	96,000
	Indicated	2,222	0.488	35,000
	Total Measured & Indicated	8,380	0.488	131,000
	Inferred*	7,197	0.465	107,000
Total Resources	Measured	48,704	0.621	972,000
	Indicated	24,920	0.586	469,000
	Total Measured & Indicated	73,624	0.609	1,441,000
	Total Inferred*	73,680	0.424	1,005,000

*Inferred resources in this table include material outside of the pits limit that has the potential to become additional reserves at a future stage.

Micon recommends that Timmins use the August, 2011 mineral resource estimate contained in Table 25.2 as the stated mineral resource estimate for the San Francisco project, as this estimate recognizes the use of a 0.128 g/t Au cut-off as the grade at which the mineralization would meet the parameters for potential economic extraction as defined by the CIM standards and definitions for resources.

Micon believes that no environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues exist which would adversely affect the mineral resources estimated above, at this time. However, mineral resources that are not mineral reserves do not have demonstrated economic viability. The figures in Table 25.2 have been rounded to reflect that they are an estimate.

The mineral resource estimate has been reviewed and audited by Micon. It is Micon’s opinion that the August 30, 2011 mineral resource estimate has been prepared in accordance with the CIM standards and definitions for mineral resource estimates and that TMM/Timmins can use this estimate as a basis for further exploration and economic evaluation of the San Francisco mine project.

25.2 MINERAL RESERVES

Once Micon had audited and accepted Timmins resource estimate, Timmins proceeded to run a pit optimization program in order to estimate the reserves. The gold price used for estimating the reserves at the San Francisco project was USD 1,100 per ounce, based on the three year trailing average in July, 2011.

The parameters used in the pit optimization for the estimation of the reserves are the same as those used for the estimation of resources, except that the gold price used for the estimation of reserves has been reduced to USD 1,100/oz.

Mining recovery for the San Francisco deposit has been assumed to be 99%. Micon agrees with the mining recovery as initially presented, although this number may change based on actual year-to-year reconciliation studies.

The dilution for the San Francisco deposit is defined according to the type of mineralization and the size of the modelled blocks. The deposit varies in size and shape of the mineralization from one bench to another. The potential dilution varies with the amount of waste in contact with economic material; larger mineralized zones carry a lower percentage of dilution than smaller zones.

Timmins believes that its method for estimating dilution achieves a close approximation of what can be expected during operations. The method consists of identifying the blocks that are partially mineralized with a maximum 40% of material below the economic cut-off grade and adding that waste percent (tonnes and grade) as mining dilution.

An overall average of 8.3% dilution was estimated for the San Francisco pit and 7.5% for the La Chicharra pit. Table 25.3 presents the total reserves estimated within the pit design outline, including the mine recovery and dilution factors.

Table 25.3
Mineral Reserves within the San Francisco and La Chicharra Pits (August, 2011) after Mining Recovery and Dilution

PIT	Classification	Metric tonnes (1000)	Gold g/t	Contained Gold Ounces
San Francisco Pit	Proven	42,850	0.604	831,000
	Probable	21,395	0.556	383,000
	Total	64,245	0.588	1,214,000
La Chicharra Pit	Proven	6,180	0.447	89,000
	Probable	1,966	0.439	27,000
	Total	8,146	0.445	116,000
Total	Proven	49,030	0.584	920,000
	Probable	23,361	0.546	410,000
	Total	72,391	0.572	1,330,000

The proven and probable reserves in Table 25.3 have been derived from the measured and indicated mineral resources summarized in Table 25.2 and account for mining recovery and dilution. The figures in Table 25.3 have been rounded to reflect that they are an estimate.

The mineral reserve estimate has been reviewed and audited by Micon. It is Micon’s opinion that the August 31, 2011 mineral reserve estimate has been prepared in accordance with the CIM standards and definitions for mineral reserve estimates and that TMM/Timmins can use this estimate as a basis for production planning and forecasting at the San Francisco mine project.

Although a mineral reserve has been estimated herein for the La Chicharra pit, drilling is continuing in this area and Timmins has not yet included the La Chicharra pit in its formal mining plan. It is expected that, once the current drilling program is completed, the mineral reserves at La Chicharra will be re-estimated and scheduled for mining.

25.3 *CONCLUSIONS

The San Francisco mine commenced commercial production in April, 2010, and by the end of December, 2010, Timmins had sold 47,029 ounces of gold. Between the end of December, 2010 and the end of June, 2011, a further 36,720 ounces of gold has been sold, for a total of 83,749 ounces of gold since the mine commenced commercial production. Table 25.4 summarizes the production at the San Francisco mine by quarter since April, 2010.

Table 25.4
San Francisco Project, Timmins Annual Production for 2010 and 2011 by Quarter

Year	Quarter	Mined Ore* (Dry Tonnes)	Average Grade (g/t Gold)	Processed Ore (Dry Tonnes)	Average Grade (g/t Gold)	Gold Ounces Recoverable	Gold Ounces Sold
2010	April - June	905,296	0.718	905,296	0.718	14,145	11,319
	July - September	1,090,768	0.817	1,090,768	0.817	19,374	15,680
	October - December	1,208,678	0.939	1,208,677	0.939	25,033	20,030
2011	January - March	1,207,339	0.895	1,207,339	0.895	24,088	18,755
	April - June	1,648,230	0.762	1,239,075	0.859	22,138	17,965
Total		6,060,311				104,778	83,749

*Excluding lower grade ore stockpiled.
Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Micon has audited the resource and reserve estimates, and has reviewed the mine design, the mining schedule, the mining contract terms and the ability of the contractor to meet the mining schedule, and concludes that the estimations and designs have been properly carried out and that the contractor is capable of meeting the schedule.

Micon has reviewed the crushing, heap leach and ADR facilities and concludes that they are adequate and capable of being expanded for the treatment of the scheduled process feed material and the recovery of gold in doré as forecast in the production plan.

Micon has reviewed the economics of the San Francisco operation and concludes that it is viable and meets the criteria for publication of a mineral reserve.

26.0 RECOMMENDATIONS

26.1 FURTHER EXPLORATION EXPENDITURES AND BUDGET

The TMM/Timmins budget for the next phase of exploration for the San Francisco mine is the result of the successful 2010 to 2011 drilling program. Infill and exploration drilling will continue for the remainder of 2011 and into 2012, with the objective of expanding the mineral resources and reserves.

Most of the exploration drilling performed from July, 2010 to June, 2011 was focused on exploring potential extensions of the gold mineralization around the perimeter of the San Francisco pit and supporting the mining operation through confirmation or infill drilling in specific areas where there was a lack of reliable information. Only recently was the decision taken to extend the exploration programs to include the La Chicharra pit and the area around it. The general results were successful, with the addition of further resources and reserves, including the incorporation of the La Chicharra area for the first time. Based on the positive results Timmins will continue with the exploration drilling as described in the following paragraphs.

26.1.1 San Francisco Pit

Timmins will explore both at the southern and northern pit limits to define the potential economics of mining the deep mineralization indicated by previous drilling conducted at the pit bottom underneath of the floor of the existing pit design. Timmins will consider immediately conducting infill drilling with enough detail that the mineral zones could be included in a mine plan, if the tonnages and grades are sufficient to justify extraction.

In the area to the east-southeast of the San Francisco pit, starting from Section 200E, Timmins will continue with exploration drilling based on the results of the core drilling which indicated the presence of gold mineralization up to a distance of 1,000 m from the eastern pit limit. The drill holes in this area are currently only one or two on each section line and spaced 100 m apart along a 500 m strike length.

Timmins considers the exploration to the northwest to be very important, as this is the projected strike direction of the mineral trend from the San Francisco mine. This area will be explored first to trace the surface indications of gold mineralization that are associated with the favourable lithology and, secondly, for the potential condemnation of certain areas which could serve as the sites for future waste dumps and leach pads. At present there are only a few widely spaced drill holes, some of which contain interesting mineral intersections that require follow-up.

26.1.2 La Chicharra Area

Infill drilling is currently in progress to test the extension of the mineralized zones near the perimeter of the La Chicharra pit, primarily in the down-dip direction. However, Timmins also believes that it is important to extend the exploration along strike and this will be done as soon as the infill drilling to the north of the pit is completed. The first part of this program will drill in both directions to the west-northwest and east-southeast, starting from the existing pit. Once these programs are underway or completed, Timmins has outlined a drill program to tie in the mineral intersections on Section 1300W, 500 m to the south of the San Francisco pit, which are related to the southeastern projection of the La Chicharra mineral trend. This program will cover an area approximately 1,300 m long and 500 m, wide with the initial drilling program based on a grid of 50 m.

26.1.3 Other Targets

Recently Timmins reached an agreement with the Ejido El Claro to conduct exploration work on the Ejido’s ground. Also, Timmins purchased the last mineral concession (La Mexicana) inside the San Francisco property that it did not already control. These arrangements will allow Timmins to conduct exploration on a further thirteen targets to the north of the San Francisco mine.

Timmins has laid out a program to conduct systematic drilling, starting with the La Mexicana target and on at least four other targets located in the eastern portion of the northern exploration area. These other four targets are the La Playa, El Diez, Area 1B and El Socorro areas which have been linked to a series of structural events that could be favourable for the emplacement of gold mineralization. Timmins has outlined a series of north-south section lines linking the targets that will be drilled on 100 m centres along the lines.

Table 26.1 is a summary of Timmins’ estimated exploration budget for the next phase of work on the San Francisco property.

Table 26.1
Estimated Budget for the Next Phase of Exploration at the San Francisco Project

DESCRIPTION	Unit	Unit Cost USD	No. Units	Total Cost USD
Geology and Exploration
Project Management	Month	10,000	12	120,000
Geologist (Salaries and Consulting Fees )	Month	25,000	12	300,000
Field Hands	Month	8,000	50	400,000
Camp and Accommodation	Month	4,000	12	48,000
Exploration Expenses and Supplies	Lump	15,000	3	45,000
Reverse Circulation Drilling	Metres	55	200,000	11,000,000
Core Drilling	Metres	120	20,000	2,400,000
RAB Drilling	Metres			-
Trenching and Road Works	Hours	120	600	72,000
Underground Development and Rehabilitation				-
Assaying for Gold (External, prep and assay)	Samples	25	75,000	1,875,000
Assaying for Gold (only assay, prep in site)	Samples	12	75,000	900,000
Geophysical Surveying	Km			-
Engineering and Feasibility				-

DESCRIPTION	Unit	Unit Cost USD	No. Units	Total Cost USD
Metallurgical Testwork (North Targets)	Lump	50,000	2	100,000
Assay Lab (Construction Prep Facility)	Lump	500,000	1	500,000
Drafting, Reporting, Reproduction, Maps	Lump	5,000	12	60,000
Hardware and Software	Lump	2	75,000	150,000
Office Expenses	Lump	3,000	12	36,000
Logistic Exploration Support	Lump	10,000	12	120,000
Telecommunications	Monthly	500	12	6,000
Travel Expenses	Lump	1,000	12	12,000
Vehicle (Acquisition New)	Vehicle	40,000	3	120,000
Safety Equipment	Lump	10,000	3	30,000
Social Security and Labour Related Taxes	Estimated	880,000	10%	88,000
Subtotal				18,382,000
General and Administration	5% Exploration	18,382,000	5%	919,100
Total Geology and Administration				19,301,100
Property Acquisition and Maintenance
Mining Taxes	Semester	99,328	2	198,656
Surface Rights and Rights of Way	Annual	100,000	1	100,000
Total Property Acquisition and Maintenance				298,656
Grand Total				19,599,756

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

Micon has reviewed TMM/Timmins’ proposal for further exploration and studies on its San Francisco property and considers that the budget for the proposed program is reasonable. Micon recommends that TMM/Timmins implements the program as proposed, subject to either funding or other matters which may cause the proposed program to be altered in the normal course of its business activities, or alterations which may affect the program as a result of the exploration activities themselves.

26.2 FURTHER RECOMMENDATIONS

Micon agrees with the general direction of TMM/Timmins’ exploration and development program for the property and makes the following additional recommendations:

1)

Micon recommends that as Timmins continues to define the mineralized lenses in its new model for the deposit, it snaps the interpretation to the drill holes for better definition and interpretation accuracy of the mineral lenses.

2)	Micon recommends that Timmins composites the grades within each mineralized lense rather than from the collar of the drill hole down to the toe as is now the case.

Given the known extent of mineralization on the property, compared to the amount of mining activity, the San Francisco project has the potential to host further deposits or lenses of gold mineralization, similar in character and grade to those exploited in the past, outside the present resource base.

Micon has reviewed the proposed exploration program for the property and, in light of the observations made in this report, supports the concepts as outlined by TMM/Timmins. Given the prospective nature of the property, it is Micon’s opinion that the San Francisco project merits further exploration and that TMM/Timmins’ proposed exploration plans are properly conceived and justified.

27.0 DATE AND SIGNATURE PAGE

MICON INTERNATIONAL LIMITED

“William J. Lewis” {signed and sealed}

William J. Lewis, B.Sc., P.Geo.	November 1, 2011
Senior Geologist

“Alan J. San Martin”

Ing. Alan J. San Martin, MAusIMM (CP)	November 1, 2011
Mineral Resource Modeller

“Mani Verma” {signed and sealed}

Mani M. Verma, P.Eng	November 1, 2011
Associate Mining Engineer

“Christopher R. Lattanzi”

Christopher R. Lattanzi, P.Eng.	November 1, 2011
Associate Mining Engineer

“Richard Gowans” {signed and sealed}

Richard M. Gowans, B.Sc., P.Eng.	November 1, 2011
President

28.0 REFERENCES

Anderson, T.H., and Silver, L.T., (1979), The role of the Mojave-Sonora Megashear in the Tectonic Evolution of Northern Sonora, in Clark, K.F. et al., editors, Geology and Mineral Resources of Northern Sierra Madre Occidental, Mexico, Guidebook for the 1992 Field Conference, El Paso Geological Society, 479 p.

Calmus, T. et al., (1992), Geology of Estación Liano (Sonora): A New Proterozoic Basement and the San Francisco Gold Deposit, in Clark, K.F. et al., editors, Geology and Mineral Resources of Northern Sierra Madre Occidental, Mexico, Guidebook for the 1992 Field Conference, El Paso Geological Society, 479 p..

De Jong, K., et al., (1988), Eastward Thrusting, Southwestward Folding and Backsliding in the Sierra La Vibora, Sonora, Mexico: Geology, V. 16.

Defiance Mining Corporation, (2004), Annual Report 2003, 30 p.

Geomaque Explorations Ltd, (2001), Annual Report 2000, 19 p.

Geomaque Explorations Ltd, (2002), Annual Report 2001, 26 p.

Geomaque Explorations Ltd, (2003), Annual Information Form for the Year Ended December 31, 2002, 68 p.

Geomaque of Mexico, S.A. de C.V., (1994), Presentation by Geomaque de Mexico, S.A. de C.V. for the evaluation of Environmental Impact Report, General Category, for the Geological-Mining Project Named “San Francisco” Mining Project.

Golder and Associates, (1996), Final pitwall Stability Evaluation, San Francisco Mine Project Draft Report prepared for Geomaque De Mexico, 39 p.

Hester, M., (2007), San Francisco Mineral Resource, Memo prepared for Timmins Gold Corporation by Independent Mining Consultants Inc., 11 p.

Independent Mining Consultants Inc., (1997), San Francisco Project, Minable Reserves and Geological Resources as of April 30, 1997 prepared for Geomaque Exploration Ltd., 42 p.

Jacques-Ayala, C., et al., (1991), The Interpreted Trace of the Mojave-Sonora Megashear in Northwest Sonora-A Laramide Thrust Front and Middle Tertiary Detachment Zone: Primer Congreso Mexicano Mineralogia, Conv. Evolucion Geologica de Mexico, Memoria.

Lewis, W.J., (2005), Technical Report on the San Francisco Mine Property, Estación Llano, Sonora, Mexico, 68 p.

Lewis, W.J. and Hester, M.G. (2007), NI 43-101 Technical Report and Resource Estimate for the San Francisco Gold Property, Estación Llano, Sonora, Mexico, www.sedar.com 140 p.

Lewis, W.J. et al., (2008), NI 43-101 Technical Report on the Preliminary Feasibility Study for the San Francisco Gold Property, Estación Llano, Sonora, Mexico, 207 p.

Lewis, W.J. et al., (2009), NI 43-101 Technical Report on the Preliminary Feasibility Study for the San Francisco Gold Property, Estación Llano, Sonora, Mexico, Amended 2008 Technical Report, 205 p.

Lewis, W.J. et al., (2010), NI 43-101 Technical Report Updated Resources and Reserves and Mine Plan for the San Francisco Gold Mine, Sonora, Mexico, 217 p.

Luna, R. and Gastelum, G., (1992), Geology of the San Francisco Project Estación Llano, Sonora in Clark, K.F. et al., editors, Geology and Mineral Resources of Northern Sierra Madre Occidental, Mexico, Guidebook for the 1992 Field Conference, El Paso Geological Society, 479 p.

Perez Segura, E., (1992), The Au-Te Mineralogy of the San Francisco Deposit, Sonora, Mexico, in Clark, K.F. et al., editors, Geology and Mineral Resources of Northern Sierra Madre Occidental, Mexico, Guidebook for the 1992 Field Conference, El Paso Geological Society, 479 p.

Prenn, N.B., et al., (1995), San Francisco Property Resource and Reserve Sonora, Mexico prepared by Mine Development Associates for Geomaque Exploration Ltd., 46 p.

Salas, G.P., et al, (1991), Economic Geology, Mexico, Volume P-3 of the Geology of North America, in The Decade of North American Geology Project series by The Geological Society of America, Inc., 438 p.

Silberman, M., (1992), Characteristics and Complex History of Gold-Bearing Quartz veins along the Mojave-Sonora Megashear Zone, northern Sonora, Mexico, in Clark, K.F. et al., editors, Geology and Mineral Resources of Northern Sierra Madre Occidental, Mexico, Guidebook for the 1992 Field Conference, El Paso Geological Society, 479 p.

Silver, L.T., and Anderson, T.H., (1974), Possible Left-lateral Early to Middle Mesozoic Disruption of the Southwestern North American Craton Margin, in Geological Society of America, Abstracts with Programs, v. 6, 955 p.

Sol & Adobe Ingenieros Asociado S.A. de C.V. (2006) San Francisco Scoping Study, 9-1 to 9 7 p.

Telluris Consulting Ltd., (2009), Structural Review of the San Francisco Deposit, Sonora Mexico, Prepared for Timmins Gold Corp. Molimentales del Noroeste S.A. de C.V., 35 p.

Timmins Gold Corp., (2005), San Francisco Gold Mine, Sonora Mexico, May, 2005, Power Point Presentation, 13 p.

Timmins Gold Corp., (2005), Promotional Information Brochure, 2 p.

Tosdal, R.M., Haxel, G.B., and Wright, J.E., (1989), Jurassic Geology of the Sonoran Desert Region, Southern Arizona, Southeastern California and Northwestern Sonora: Construction of a Continental-Margin magmatic Arc, in J.P. Jenny, and S.H. Reynolds (editors), Geological Evolution of Arizona, Tucson, Arizona Geological Society Digest.

Vargas, J.C., et al, (1994), Geological – Mining Monograph of the State of Sonora, M-8E, published by the Consejo de Recursos Minerales, 220 p.

Zonge Engineering and Research Organization Inc., (2007), Processing and Interpretation of High Resolution Aeromagnetic and Radiometric Data for the San Francisco and Pima Project Areas, Sonora, Mexico, for Timmins Gold Corporation, 19 p.

29.0 CERTIFICATES OF AUTHORS

CERTIFICATE OF AUTHOR
William J. Lewis

As the co-author of this report for Timmins Gold Corp. entitled “NI 43-101 F1 Technical Report, Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project Sonora, Mexico” dated November 1, 2011, I, William J. Lewis do hereby certify that:

1.

I am employed by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e-mail wlewis@micon-international.com;

2.

This certificate applies to the Technical Report titled “NI 43-101 F1 Technical Report, Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project in Sonora, Mexico” dated November 1, 2011;

3.	I hold the following academic qualifications:

B.Sc. (Geology)	University of British Columbia	1985

4.

I am a registered Professional Geoscientist with the Association of Professional Engineers and Geoscientists of Manitoba (membership # 20480); as well, I am a member in good standing of several other technical associations and societies, including:

Association of Professional Engineers and Geoscientists of British Columbia (Membership # 20333)
Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (Membership # 1450)
Professional Association of Geoscientists of Ontario (Membership # 1522)
The Geological Association of Canada (Associate Member # A5975)
The Canadian Institute of Mining, Metallurgy and Petroleum (Member # 94758)

5.	I have worked as a geologist in the minerals industry for 25 years;

6.

I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 4 years as an exploration geologist looking for gold and base metal deposits, more than 11 years as a mine geologist in underground mines and 5 years as a surficial geologist and consulting geologist on precious and base metals and industrial minerals;

7.	I have read NI 43-101 and this Technical Report has been prepared in compliance with the instrument;

8.

I visited the San Francisco mine project on several previous occasions since 2005 and most recently between July 18 and 21, 2011 to review the resource estimates and exploration programs on the property and discuss the ongoing QA/QC program;

9.	I have written or co-authored previous Technical Reports for the mineral property that is the subject of this Technical Report;

10.	I am independent Timmins Gold Corp. according to the definition described in NI 43-101 and the Companion Policy 43-101 CP;

11.	I am responsible for Sections 1 to 12 (except 12.3), 19, 20 and 23 to 26 of this Technical Report;

12.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this technical report not misleading;

Dated this 1st day of November, 2011

“William J. Lewis” {signed and sealed}

William J. Lewis, B.Sc., P.Geo.

CERTIFICATE OF AUTHOR
Ing. Alan J. San Martin, MAusIMM (CP)

As the co-author of this report for Timmins Gold Corp. entitled “NI 43-101 F1 Technical Report, Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project Sonora, Mexico” dated November 1, 2011. I, Alan J. San Martin do hereby certify that:

1)

I am employed as a Mineral Resource Modeller by Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e-mail asanmartin@micon-international.com.

2)	I hold a Bachelor Degree in Mining Engineering (equivalent to B.Sc.) from the National University of Piura, Peru, 1999.

3)	I am a member in good standing of the following professional entities:

  The Australasian Institute of Mining and Metallurgy, accredited Chartered Professional in Geology, Membership #301778.

  Canadian Institute of Mining, Metallurgy and Petroleum, Member ID 151724.

  Colegio de Ingenieros del Perú (CIP), Membership # 79184.

4)

I have continuously worked in my profession since 1999, my experience includes mining exploration, mineral deposit modelling, mineral resource estimation and consulting services for the mineral industry.

5)

I am familiar with NI 43-101 and form 43-101F1 regulations and by reason of education, experience and professional registration with AusIMM, I fulfill the requirements of a Qualified Person as defined in NI 43-101.

6)	I have not visited the San Francisco mine.

7)

As of the date of this certificate to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading.

8)	I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services.

9)	I have contributed in the preparation of Section 12.3 and 14 of this Technical Report.

Dated this 1st day of November, 2011.

“Alan J. San Martin”

Ing. Alan J. San Martin, MAusIMM(CP)
Mineral Resource Modeller
Micon International Limited

CERTIFICATE OF AUTHOR
Mani Verma

As the co-author of this report for Timmins Gold Corp. entitled “NI 43-101 F1 Technical Report, Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project Sonora, Mexico” dated November 1, 2011, I, Mani M. Verma do hereby certify that:

1)	I am an associate of , and carried out this assignment for, Micon International Limited, Suite 900, 390,Bay Street, Toronto, M5H 2Y2 tel. (416) 362-5135 fax (416) 362-5763.

2)	I hold the following academic qualifications:

B.Eng. Mining Sheffield University, UK 1963.
M.Eng. (Mineral Economics)	McGill University, Montreal, Quebec 1981

3)	I am a registered Professional Engineer with the Association of Professional Engineers of Ontario (Membership #48070015), I am a member in good standing of

  The Canadian Institute of Mining, Metallurgy and Petroleum

4)	I have worked as a mining engineer in the minerals industry for over 30 years;

5)

I have read National Instrument NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43- 101. My work experience includes open pit and underground mining, engineering, project evaluation, due diligence reviews and consulting services.

6)	In this report I am responsible for preparation of Sections 15, 16 (with C.R. Lattanzi, P.Eng.) and 18 of this Technical Report.

7)	I visited the San Francisco mine during 2010, in connection with a prior Technical Report on the property.

8)	I have been involved in preparing a prior Technical Report on the property.

9)	I am independent of Timmins Gold Corp. and related entities, other than providing consulting services;

10)

As of the date of this certificate to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

Dated this 1st day of November, 2011

“Mani Verma” {signed and sealed}

Mani Verma P.Eng.

CERTIFICATE OF AUTHOR
CHRISTOPHER R. LATTANZI, P.Eng.

As a co-author of the report for Timmins Gold Corp. entitled “NI 43-101 F1 Technical Report, Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project Sonora, Mexico” dated November 1, 2011, I, Christopher R. Lattanzi, do hereby certify that:

1.	I am an Associate of, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario, M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763.

2.	I hold the following academic qualifications:

B. Eng. (Mining)	University of Melbourne, Australia	1959

3.

I am a registered Professional Engineer with the Association of Professional Engineers of Ontario (membership number 25705013); as well, I am a member in good standing of the Canadian Institute of Mining, Metallurgy and Petroleum.

4.	I have worked as a mining engineer in the minerals industry for more than 50 years.

5.

I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. My experience includes the planning and direct supervision of open pit mines and more than 40 years as a consultant in the mineral industry.

6.	I have read NI 43-101 and this Technical Report has been compiled in compliance with that instrument.

7.	I am responsible for Sections 16 (with M.M. Verma, P.Eng.), 21 and 22 of this Technical Report.

8.	I have not visited San Francisco mine.

9.	I have had no prior involvement with the property.

10.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading.

11.	I am independent of Timmins Gold Corp. and related entities, as defined by NI 43-101 and have provided consulting services to Century.

Dated this 1st day of November, 2011

“Christopher R. Lattanzi” {signed and sealed}

Christopher R. Lattanzi, P.Eng.

CERTIFICATE OF AUTHOR
Richard M. Gowans

As the co-author of this report for Timmins Gold Corp. entitled “NI 43-101 F1 Technical Report, Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project Sonora, Mexico” dated November 1, 2011, I, Richard Gowans do hereby certify that:

1.

I am employed by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e-mail rgowans@micon-international.com.

2.	I hold the following academic qualifications:

B.Sc. (Hons) Minerals Engineering, The University of Birmingham, U.K.	1980.

3.	I am a registered Professional Engineer of Ontario (membership number 90529389); as well, I am a member in good standing of the Canadian Institute of Mining, Metallurgy and Petroleum.

4.

I am familiar with NI 43-101 and by reason of education, experience and professional registration, fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes over 20 years of the management of technical studies and design of numerous metallurgical testwork programs and metallurgical processing plants.

5.	I have read NI 43-101 and this Technical Report has been prepared in compliance with the instrument.

6.	I have not visited the mine site.

7.	I have participated in the preparation of a prior Technical Report on the San Francisco property.

8.	I am independent of Timmins Gold Corp. and related entities.

9.	I am responsible for Sections 13 and 17 of this Technical Report.

10.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this technical report not misleading.

Dated this 1st day of November, 2011

“Richard Gowans” {signed and sealed}

Richard Gowans P.Eng.

APPENDIX 1

GLOSSARY OF MINING AND OTHER RELATED TERMS

GLOSSARY AND DEFINED TERMS

The following is a glossary of certain mining terms that may be used in this Technical Report.

A
Ag	Silver.
Assay	A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.
Au	Gold.

B
Base metal	Any non-precious metal (e.g. copper, lead, zinc, nickel, etc.).
Bulk mining	Any large-scale, mechanized method of mining involving many thousands of tonnes of ore being brought to surface per day.
Bulk sample

A large sample of mineralized rock, frequently hundreds of tonnes, selected in such a manner as to be representative of the potential orebody being sampled. The sample is usually used to determine metallurgical characteristics.

Bullion	Precious metal formed into bars or ingots.
By-product	A secondary metal or mineral product recovered in the milling process.

C

Channel sample	A sample composed of pieces of vein or mineral deposit that have been cut out of a small trench or channel, usually about 10 cm wide and 2 cm deep.
Chip sample	A method of sampling a rock exposure whereby a regular series of small chips of rock is broken off along a line across the face.
CIM Standards	The CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council from time to time. The most recent update adopted by the CIM Council is effective as of November 27, 2010.
CIM	The Canadian Institute of Mining, Metallurgy and Petroleum.
Concentrate	A fine, powdery product of the milling process containing a high percentage of valuable metal.
Contact	A geological term used to describe the line or plane along which two different rock formations meet.

Core	The long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.
Core sample	One or several pieces of whole or split parts of core selected as a sample for analysis or assay.
Cross-cut

A horizontal opening driven from a shaft and (or near) right angles to the strike of a vein or other orebody. The term is also used to signify that a drill hole is crossing the mineralization at or near right angles to it.

Cut-off grade

The lowest grade of mineralized rock that qualifies as ore grade in a given deposit, and is also used as the lowest grade below which the mineralized rock currently cannot be profitably exploited. Cut-off grades vary between deposits depending upon the amenability of ore to gold extraction and upon costs of production.

D
Dacite	The extrusive (volcanic) equivalent of quartz diorite.
Deposit	An informal term for an accumulation of mineralization or other valuable earth material of any origin.
Development drilling
Drilling to establish accurate estimates of mineral resources or reserves usually in an operating mine or advanced project.
Dilution	Rock that is, by necessity, removed along with the ore in the mining process, subsequently lowering the grade of the ore.
Diorite	An intrusive igneous rock composed chiefly of sodic plagioclase, hornblende, biotite or pyroxene.
Dip	The angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike.

E
Epithermal	Hydrothermal mineral deposit formed within one kilometre of the earth’s surface, in the temperature range of 50 to 200°C.
Epithermal deposit
A mineral deposit consisting of veins and replacement bodies, usually in volcanic or sedimentary rocks, containing precious metals or, more rarely, base metals.
Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

F
Face	The end of a drift, cross-cut or stope in which work is taking place.
Fault	A break in the Earth's crust caused by tectonic forces which have moved the rock on one side with respect to the other.
Flotation	A milling process in which valuable mineral particles are induced to become attached to bubbles and float as others sink.
Fold	Any bending or wrinkling of rock strata.
Footwall	The rock on the underside of a vein or mineralized structure or deposit.
Fracture

A break in the rock, the opening of which allows mineral-bearing solutions to enter. A "cross-fracture" is a minor break extending at more-or-less right angles to the direction of the principal fractures.

G
g/t	Grams per metric tonne.
Galena	Lead sulphide, the most common ore mineral of lead.
g/t	Grams per tonne.
Grade

Term used to indicate the concentration of an economically desirable mineral or element in its host rock as a function of its relative mass. With gold, this term may be expressed as grams per tonne (g/t) or ounces per tonne (opt).

Gram	0.0321507 troy ounces.

H
Hanging wall	The rock on the upper side of a vein or mineral deposit.
High grade	Rich mineralization or ore. As a verb, it refers to selective mining of the best ore in a deposit.
Host rock	The rock surrounding an ore deposit.
Hydrothermal	Processes associated with heated or superheated water, especially mineralization or alteration.

I
Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Intrusive	A body of igneous rock formed by the consolidation of magma intruded into other

K
km	Kilometre(s). Equal to 0.62 miles.

L
The separation, selective removal or dissolving-out of soluble constituents from a rock or ore body by the natural actions of percolating solutions.
Level	The horizontal openings on a working horizon in a mine; it is customary to work mines from a shaft, establishing levels at regular intervals, generally about 50 m or more apart.
Limestone	A bedded, sedimentary deposit consisting chiefly of calcium carbonate.

M
m	Metre(s). Equal to 3.28 feet.
Marble	A metamorphic rock derived from the recrystallization of limestone under intense heat and pressure.
Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Metallurgy	The science and art of separating metals and metallic minerals from their ores by mechanical and chemical processes.
Metamorphic	Affected by physical, chemical, and structural processes imposed by depth in the earth’s crust.
Mill	A plant in which ore is treated and metals are recovered or prepared for smelting; also a revolving drum used for the grinding of ores in preparation for treatment.
Mine	An excavation beneath the surface of the ground from which mineral matter of value is extracted.
Mineral	A naturally occurring homogeneous substance having definite physical properties and chemical composition and, if formed under favourable conditions, a definite crystal form.
Mineral Claim

That portion of public mineral lands which a party has staked or marked out in accordance with federal or state mining laws to acquire the right to explore for and exploit the minerals under the surface.

Mineralization	The process or processes by which mineral or minerals are introduced into a rock, resulting in a valuable or potentially valuable deposit.
Mineral Resource

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. The term mineral resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which mineral reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase reasonable prospect for economic extraction implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A mineral resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions, might become economically extractable. The term mineral resource used in this report is a Canadian mining term as defined in accordance with NI 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM), Standards on Mineral Resource and Mineral Reserves Definitions and guidelines adopted by the CIM Council on December 11, 2005 and recently updated as of November 27, 2010 (the CIM Standards).

N
Net Smelter Return

A payment made by a producer of metals based on the value of the gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

NI 43-101

National Instrument 43-101 is a national instrument for the Standards of Disclosure for Mineral Projects within Canada. The Instrument is a codified set of rules and guidelines for reporting and displaying information related to mineral properties owned by, or explored by, companies which report these results on stock exchanges within Canada. This includes foreign-owned mining entities who trade on stock exchanges overseen by the Canadian Securities Administrators (CSA), even if they only trade on Over The Counter (OTC) derivatives or other instrumented securities. The NI 43-101 rules and guidelines were updated as of June 30, 2011.

O
Outcrop	An exposure of rock or mineral deposit that can be seen on surface, that is, not covered by soil or water.
Oxidation	A chemical reaction caused by exposure to oxygen that results in a change in the chemical composition of a mineral.
Ounce	A measure of weight in gold and other precious metals, correctly troy ounces, which weigh 31.2 grams as distinct from an imperial ounce which weigh 28.4 grams.
oz	Ounce

P
Plant

A building or group of buildings in which a process or function is carried out; at a mine site it will include warehouses, hoisting equipment, compressors, maintenance shops, offices and the mill or concentrator.

Pyrite

A common, pale-bronze or brass-yellow, mineral composed of iron and sulphur. Pyrite has a brilliant metallic luster and has been mistaken for gold. Pyrite is the most wide-spread and abundant of the sulfide minerals and occurs in all kinds of rocks.

Q
Qualified Person

Conforms to that definition under NI 43-101 for an individual: (a) to be an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geoscience, or engineering, related to mineral exploration or mining; (b) has at least five years' experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice; (c) to have experience relevant to the subject matter of the mineral project and the technical report; (d) is in good standing with a professional association; and (e) in the case of a professional association in a foreign jurisdiction, has a membership designation that (i) requires attainment of a position of responsibility in their profession that requires the exercise of independent judgement; and (ii) requires (A.) a favourable confidential peer evaluation of nthe individual’s character, professional judgement, experience, and ethical fitness; or (B.) a recommendation for membership by at least two peers, and demonstrated prominence or expertise in the field of mineral exploration or mining.

R
Reclamation	The restoration of a site after mining or exploration activity is completed.

S
Shoot	A concentration of mineral values; that part of a vein or zone carrying values of ore grade.
Skarn	Name for the metamorphic rocks surrounding an igneous intrusive where it comes in contact with a limestone or dolostone formation.
Stockpile	Broken ore heaped on surface, pending treatment or shipment.
Strike	The direction, or bearing from true north, of a vein or rock formation measure on a horizontal surface.
Stringer	A narrow vein or irregular filament of a mineral or minerals traversing a rock mass.
Sulphides	A group of minerals which contains sulphur and other metallic elements such as copper and zinc. Gold and silver are usually associated with sulphide enrichment in mineral deposits.

T

Timmins	Timmins Goldcorp Mexico, S.A. de C.V., including, unless the context otherwise requires, the Company's subsidiaries. Timmins is the wholly owned Mexican subsidiary of Timmins Gold Corp.
TMM	Timmins Gold Corp., including, unless the context otherwise requires, the Company's subsidiaries.
Tonne	A metric ton of 1,000 kilograms (2,205 pounds).

V
Vein	A fissure, fault or crack in a rock filled by minerals that have travelled upwards from some deep source.

W
Wall rocks	Rock units on either side of an orebody. The hangingwall and footwall rocks of a mineral deposit or orebody.
Waste	Unmineralized, or sometimes mineralized, rock that is not minable at a profit.

Z
Zone	An area of distinct mineralization.

APPENDIX 2

TITLE OPINIONS

ROBERTO HERRERA PIÑON
MINING LAWYER & MASTER IN CORPORATE LAW
ATTORNEY'S FEDERAL LICENSE NUMBER 1312214
OFFICE ADDRESS: C. MONFORTE ORIENTE 29, FRACC. PUERTA REAL 7a
ETAPA, HERMOSILLO, MEXICO. PH.NR./FAX (662) 135-3663 CEL. (662) 847-0847

Hermosillo, Sonora, Mexico, July 15, 2011

MPARTNERS INC.
100 Wellington Street West, Suite 201,
Toronto, ON Canada, MK5 2W1.

STIKEMAN ELLIOTT LLP
Barristers & Solicitors
5300 Commerce Court West, 199 Bay
Street, Toronto, ON Canada, M5L 1B9.

NATIONAL BANK FINANCIAL
130 King Street West, 4th Floor Podium,
Suite 400, PO Box 21, Toronto, ON Canada,
M5X1J9.

Re: Timmins Gold Corp. (the "Company") and the public offering of 25,205,090 common shares of the Company held by funds managed or advised by Pacific Road Capital Management Pty. Limited (the "Offering").

Opinions

I am of the opinion that:

1. the Company is the registered and, to the best of my knowledge, the beneficial owner of 100% of the issued and outstanding shares in the capital of Molimentales del Noroeste, S.A. de C.V. (the "Subsidiary") through its wholly-owned subsidiary named Timmins Goldcorp Mexico, S.A. de C.V;

2. the Subsidiary is a corporation incorporated and validly existing under the laws of Mexico and the Subsidiary is in good standing with respect to its filings with the corporations authorities of Hermosillo City, State of Sonora, Mexico and also in the Federal Registry of Mining in Mexico City;

3. the Subsidiary is duly registered or licensed to carry on business in the jurisdictions in which it owns assets or carries on business;

4. there are no restrictions on the corporate power and capacity of the Subsidiary to own and lease their respective properties and assets, and

5. I am not aware of any actions, suits or proceedings, pending or threatened against the Subsidiary.

ROBERTO HERRERA PIÑON
MINING LAWYER & MASTER IN CORPORATE LAW
ATTORNEY'S FEDERAL LICENSE NUMBER 1312214
OFFICE ADDRESS: C. MONFORTE ORIENTE 29, FRACC. PUERTA REAL 7ª
HERMOSILLO, MEXICO. PH.NR/FAX (662) 135-3663 CEL. (662) 847-0847

Hermosillo, Sonora, Mexico, July 12th, 2011.

MPARTNERS INC.
100 Wellington Street West, Suite 201,
Toronto, ON Canada, MK5 2W1.

STIKEMAN ELLIOTT LLP
Barristers & Solicitors
5300 Commerce Court West, 199 Bay
Street, Toronto, ON Canada, M5L 1B9.

NATIONAL BANK FINANCIAL
130 King Street West, 4th Floor Podium,
Suite 400, PO Box 21, Toronto, ON Canada,
M5X1J9.

PRIVILEGED AND CONFIDENTIAL.

Dear Sirs,

Pursuant to Timmins Gold Corp. request, I am hereby providing you with my opinion regarding title search, legal and tax standing, and related matters to 12 (twelve) mining properties or concessions mentioned herein below.

The information provided with respect to the twelve concessions is based on a title search performed for that purpose on July 11th, 2011 at the existing records in the General Bureau of Mines ("GBM") and the Public Registry of Mining (the "Registry"), that are offices of the Economy Secretariat of the Mexican Federal Government.

I. The Concessions

(i) The Concessions cover the mining claims listed in the following chart (the "chart"):

#	Property or Concession	Owner	Title or File Number	Surface (Hectares)	Expiry Date
1	San Francisco	Molimentales del Noroeste, SA de CV	198971	48.0000	Feb 10, 2044
2	San Francisco Dos	Molimentales del Noroeste, SA de CV	209618	315.6710	Aug. 2, 2049
3	San Francisco Cuatro	Molimentales del Noroeste, SA de CV	200462	5,189.7041	Feb. 24, 2053
4	Llano II	Molimentales del Noroeste, SA de CV	197203	600.0000	Dec. 18, 2041

5	Llano III	Molmentales del Noroeste, SA de CV	197202	500.0000	Dec. 18, 2041
6	Llano IV	Molimentales del Noroeste, SA de CV	222787	500.0000	Aug. 30, 2054 (b)
7	Llano V	Molimentales del Noroeste, SA de CV	222788	500.0000	Aug. 30, 2054 (b)
8	Timmins	Timmins Goldcorp Mexico, SA de CV	226519	337.0000	Dec. 28, 2056
9	Timmins II Fracc. Sur (a)	Timmins Goldcorp Mexico, SA de CV	228260	20,370.0604	March 13, 2056
10	Pima (a)	Timmins Goldcorp Mexico, SA de CV	228261	15,772.0000	March 13, 2056
11	Timmins III Fracc.1	Timmins Goldcorp Mexico, SA de CV	227237	346.0004	May 25, 2056
12	Timmins III Fracc.2	Timmins Goldcorp Mexico, SA de CV	227238	54.2836	May 25, 2056

(a) NOTE 1: *These two properties were originally claimed and staked as one single property named "Timmins II", file number 082/30003. The Timmins II property was split up into these two properties on September 13, 2006: the "Timmins II Fracc. Sur" property and the "Pima" property.*

(b) NOTE 2: *The titles of these two properties were originally issued for a period of 6 years (issued on August 31, 2004 and expiring on August 30, 2010). However, due to some important legislative changes made to the Mexican Mining Law on June 1st, 2006, as of such date all mining titles shall hold good for 50 years, and the duration of all former mining titles was extended to 50 years automatically without needing the issue of new titles.*

(ii) The above holders of the Concessions are the registered and certified owners according to the corresponding files of the Registry.

(iii) The Concessions are in good tax and/or fiscal standing.

II. <u>Mining Obligations.</u>

The below obligations that holders of mining concessions must comply with in order to maintain their concessions in full force and legal effect, pursuant to the Mexican mining legislation and the Federal Law of Duties as follows:

(a) During the month of May of each year, they must file with the GBM, the assessment reports in respect of works made on each concession or group of concessions for the immediately preceding calendar year, according to Article 27, paragraph I of the Mexican Mining Law. The Regulations to the Mining Law establish the charts containing the minimum investment amounts that must be made on a concession. The amount may be updated annually in accordance with the variation of the inflation rate.

(b) During the months of January and July of each year, they must pay the mining duties (surface taxes) for area that pertain to the concession (on a per-hectare basis) and to file payment evidences before the GBM, according to Article 27, paragraph II of the Mexican Mining Law.

(c) Within the first 21 calendar days of the following year, according to Article 27 paragraph VII of the Mexican Mining Law, holders of mining concessions must file before the GBM the technical reports as to the annual production, processing and marketing of minerals or substances extracted from their concessions. In the event of concessions that are not

APPENDIX 3

JULY, 2010 TO JUNE, 2011,
SUMMARY OF SIGNIFICANT DRILL ASSAYS

2011 SAN FRANCISCO DRILL PROGRAM
SUMMARY OF SIGNIFICANT DRILL ASSAY RESULTS FOR THE ÁREA TO THE EAST-
SOUTHEAST OF THE SAN FRANCISCO PIT
Drill Hole Number	Depth (m)	Angle (°)	Azimuth (°)	Section Line	Intersections (metres)			Assay Result Gold (g/t)
					From	To	True Width
TF-679	152.4	-70	205	100E	4.57	7.62	3.05	1.05
				and	97.54	99.06	1.52	1.07
TF-680	152.4	-70	205	100 E	9.14	10.67	1.53	0.80
				and	39.62	41.15	1.53	0.67
				and	114.30	115.82	1.52	0.57
TF-683	152.4	-70	205	80 E	6.10	9.14	3.04	0.28
				and	33.53	35.05	1.52	0.60
				and	73.15	74.68	1.53	0.73
TF-685	152.4	-70	205	80 E	36.58	39.62	3.04	5.18
				include	36.58	38.10	1.52	8.85
TF-687	100.58	-70	205	60 E	25.91	27.43	1.52	0.27
TF-688	152.4	-70	205	60 E	36.58	45.72	9.14	0.60
TF-689	152.4	-70	205	60 E	9.14	10.67	1.53	0.22
				and	59.44	60.96	1.52	0.42
				and	70.10	74.68	4.58	1.25
				include	70.10	71.63	1.52	2.94
				and	89.92	91.44	1.52	0.26
				and	112.78	114.30	1.52	0.31
TF-810	160.02	-70	205	200 W	9.14	13.72	4.58	0.20
				and	18.29	19.81	1.52	0.20
				and	48.77	50.29	1.52	0.41
TF-812	187.45	-70	205	200 E	45.72	57.91	12.19	0.75
				include	50.29	51.82	1.53	2.50
				and	67.06	73.15	6.09	0.52
				and	102.11	103.63	1.52	0.32
				and	172.21	176.78	4.57	0.42
TF-813	164.54	-90	0	160 W	67.06	70.10	3.04	0.36
				and	109.73	123.44	13.71	1.46
				include	111.25	112.78	1.53	3.81
				include	112.78	114.30	1.52	5.89
				and	131.06	144.78	13.72	0.71
				include	140.21	141.73	1.52	2.56
				and	147.83	152.40	4.57	0.52
TF-814	143.25	-90	0	775 N	1.50	10.67	9.17	0.47
				and	12.19	13.72	1.53	0.29
				and	117.35	120.40	3.05	0.30
				and	140.21	143.26	3.05	0.60
TF-815	155.44	-90	0	750 N	16.76	18.29	1.53	0.75
				and	42.67	45.72	3.05	0.38
				and	82.30	83.82	1.52	0.34
				and	102.11	115.82	13.71	0.54
				and	147.83	149.35	1.52	0.54
TF-816	155.44	-90	0	700 N	22.86	24.38	1.52	0.34
				and	97.54	100.58	3.04	0.88
				and	124.97	126.49	1.52	1.25
TF-817	152.40	-90	0	800 N	42.67	44.20	1.53	0.36
				and	47.24	51.82	4.58	0.94
				and	59.44	62.48	3.04	0.85

				and	71.63	73.15	1.52	0.45
				and	76.20	80.77	4.57	0.36
				and	83.82	89.92	6.10	0.37
				and	117.35	123.44	6.09	0.51
TF-818	146.30	-90	0	00 W	38.10	41.15	3.05	0.49
				and	45.72	50.29	4.57	0.56
				and	54.86	59.44	4.58	0.57
				and	68.58	71.63	3.05	0.40
				and	88.39	89.92	1.53	0.89
				and	108.20	128.02	19.82	0.73
				include	108.20	109.73	1.53	2.81
				include	115.82	117.35	1.53	2.34
TF-819	67.05	-90	0	40 E	13.72	19.81	6.09	0.38
				and	30.48	33.53	3.05	0.30
				and	36.58	42.67	6.09	0.47
TF-820	152.40	-90	0	120 W	1.52	7.62	6.10	1.16
				include	4.57	6.10	1.53	3.36
				and	12.19	16.76	4.57	0.61
				and	32.00	33.53	1.53	0.59
				and	39.62	64.01	24.39	0.55
				include	45.72	47.24	1.52	2.13
				and	83.82	86.87	3.05	0.94
				and	111.25	112.78	1.53	0.48
TF-821	155.44	-90	0	160 W	13.72	15.24	1.52	0.40
				and	65.53	70.10	4.57	0.42
				and	97.54	99.06	1.52	2.29
TF-822	152.40	-90	0	80 W	12.19	27.43	15.24	1.11
				include	19.81	21.34	1.53	7.67
				and	53.34	59.44	6.10	0.44
				and	89.92	91.44	1.52	0.59
				and	94.49	96.01	1.52	1.17
				and	103.63	105.16	1.53	0.84
TF-824	152.40	-90	0	40 W	6.09	18.28	12.19	1.19
				and	27.43	32.00	4.57	0.29
				and	35.05	36.57	1.52	0.47
				and	47.24	54.86	7.62	0.43
				and	65.53	67.05	1.52	0.53
				and	91.44	106.68	15.24	0.55
				and	146.30	147.82	1.52	0.46
TF-826	152.40	-90	0	120 W	6.09	16.76	10.67	7.51
				include	6.09	7.62	1.53	10.00
				include	7.62	9.14	1.52	9.14
				include	9.14	10.66	1.52	31.85
				and	41.14	42.67	1.53	2.41
				and	47.24	48.76	1.52	1.09
				and	59.43	65.53	6.10	0.88
				include	60.96	62.48	1.52	2.86
				and	83.82	86.86	3.04	0.23
				and	109.72	114.30	4.58	0.23
TF-830	152.40	-90	0	80 E	36.58	38.10	1.52	0.33
				and	65.53	68.58	3.05	0.34
				and	79.25	82.30	3.05	0.55
TF-832	152.40	-90	0	120 E	28.96	32.00	3.04	0.19
				and	36.58	39.62	3.04	0.24
				and	83.82	88.39	4.57	2.12

				include	83.82	85.34	1.52	5.81
				and	109.73	114.30	4.57	0.20
TF-833	152.4	-90	0	120 E	22.86	33.53	10.67	0.27
				and	47.24	50.29	3.05	0.36
				and	102.11	103.63	1.52	0.56
				and	124.97	129.54	4.57	2.39
TF-837	152.4	-90	0	120 E	42.67	44.20	1.53	0.26
				and	65.53	67.06	1.53	0.22
				and	105.16	114.30	9.14	0.67
TF-841	155.44	-90	0	160 E	27.43	38.10	10.67	0.67
				include	32.00	33.53	1.53	2.86
				and	41.15	44.20	3.05	0.37
				and	115.82	117.35	1.53	2.86
				and	123.44	147.83	24.39	0.29
TF-844	158.49	-90	0	120 E	96.01	97.54	1.53	1.23
				and	121.92	128.03	6.11	0.20
				and	137.16	141.73	4.57	0.29
TF-845	152.40	-90	0	160 E	33.53	39.62	6.09	2.88
				include	36.58	38.10	1.52	9.05
				and	54.86	59.44	4.58	0.70
				and	62.48	67.06	4.58	0.25
				and	70.10	76.20	6.10	0.73
				and	114.30	115.82	1.52	0.51
				and	123.44	124.97	1.53	0.31
TF-846	152.40	-90	0	160 E	65.53	67.06	1.53	0.21
				and	137.16	138.68	1.52	0.23
				and	146.30	147.83	1.53	1.61
TF-847	57.91	-90	0	160 E	21.34	24.38	3.04	0.32
				and	27.43	30.48	3.05	0.24
				and	44.20	47.24	3.04	0.35
				and	53.34	54.86	1.52	0.32
				and	56.39	57.91	1.52	0.63
TF-896	100.53	-90	0	240 W	41.15	44.20	3.05	0.35
				and	62.48	67.06	4.58	1.51
				include	64.01	65.53	1.52	2.56
				and	71.63	76.20	4.57	0.48
				and	91.44	94.49	3.05	0.89
				and	99.06	100.58	1.52	0.43
TF-897	76.28	-70	205	280 W	35.05	36.58	1.53	2.19
				and	67.06	68.58	1.52	0.44
TF-899	85.34	-70	205	260 W	39.62	42.67	3.05	2.21
				and	39.62	41.15	1.53	4.00
				and	47.24	53.34	6.10	0.17
				and	60.96	71.63	10.67	5.32
				include	67.06	68.58	1.52	8.41
				include	68.58	70.10	1.52	27.30
TF-900	115.82	-70	205	280 W	91.44	97.54	6.10	0.63
				and	109.73	111.25	1.52	0.24
TF-902	100.58	-90	0	320 W	1.52	3.05	1.53	0.32
				and	16.76	18.29	1.53	1.66
				and	47.24	48.77	1.53	0.79
TF-905	112.78	-90	0	320 W	3.05	4.57	1.52	0.45
				and	7.62	9.14	1.52	4.68
				and	27.43	32.00	4.57	1.07
				and	100.58	112.78	12.20	0.40

TF-907	91.44	-70	205	260 W	1.52	3.05	1.53	0.23
				and	4.57	7.62	3.05	0.17
				and	12.19	16.76	4.57	1.56
				include	12.19	13.72	1.53	2.89
				and	24.38	36.58	12.20	0.46
				and	39.62	41.15	1.53	0.48
TF-908	103.63	-70	205	220 W	79.25	83.82	4.57	1.29
				include	80.77	82.30	1.52	3.18
TF-909	76.20	-70	205	200 W	54.86	56.39	1.53	0.82
TF-910	100.58	-70	205	240 W	0.00	12.19	12.19	0.30
				and	38.10	44.20	6.10	6.98
				include	38.10	39.62	1.52	10.49
				include	39.62	41.15	1.53	4.67
				include	41.15	42.67	1.52	12.23
				and	57.91	60.96	3.05	0.66
				and	65.53	68.58	3.05	0.34
				and	70.10	73.15	3.05	0.50
				and	85.34	89.92	4.58	0.31
				and	92.96	94.49	1.53	0.34
TF-911	76.20	-70	205	200 W	45.72	47.24	1.52	7.63
TF-912	100.58	-70	205	240 W	0.00	1.52	1.52	0.43
				and	27.43	33.53	6.10	0.49
				include	28.96	30.48	1.52	1.51
				and	60.96	62.48	1.52	0.18
				and	65.53	67.06	1.53	0.65
TF-913	76.20	-70	205	200 W	15.24	16.76	1.52	0.53
				and	21.34	22.86	1.52	0.62
				and	27.43	28.96	1.53	0.25
				and	32.00	33.53	1.53	0.23
				and	53.34	56.39	3.05	0.19
TF-914	100.58	-70	205	220 W	4.57	6.10	1.53	0.34
				and	12.19	13.72	1.53	0.18
				and	22.86	24.38	1.52	0.43
				and	28.96	36.58	7.62	1.35
				include	28.96	30.48	1.52	3.10
				include	33.53	35.05	1.52	1.57
				include	35.05	36.58	1.53	1.51
TF-915	100.58	-70	205	240 W	4.57	12.19	7.62	0.59
				and	19.81	21.34	1.52	0.17
				and	38.10	39.62	1.52	0.23
				and	62.48	76.20	13.72	0.68
				include	62.48	64.01	1.53	2.68
				include	64.01	65.53	1.52	1.06
				include	73.15	74.68	1.52	1.40
				and	92.96	94.49	1.52	0.17
TF-916	100.58	-70	205	200 W	3.05	4.57	1.52	0.19
				and	9.14	12.19	3.05	0.39
				and	41.15	42.67	1.52	0.16
				and	64.01	67.06	3.05	1.08
				include	64.01	65.53	1.52	2.02
TF-917	100.58	-70	205	260 W	0.00	4.57	4.57	0.24
				and	6.10	13.72	7.62	0.93
				include	6.10	7.62	1.52	2.72
				include	10.67	12.19	1.52	1.15
				and	16.76	18.29	1.53	1.24

				and	59.44	65.53	6.09	0.43
				and	73.15	76.20	3.05	0.71
				and	85.34	86.87	1.53	0.41
				and	92.96	94.49	1.53	0.78
				and	99.06	100.58	1.52	0.31
TF-918	100.58	-70	205	240 W	3.05	6.10	3.05	0.30
				and	92.96	94.49	1.52	0.36
TF-919	100.58	-90	0	300 W	24.38	25.91	1.52	0.24
				and	30.48	38.10	7.62	0.55
TF-920	100.58	-70	205	240 W	7.62	12.19	4.57	0.77
				include	9.14	10.67	1.52	1.54
				and	16.76	18.29	1.52	0.44
				and	22.86	27.43	4.57	0.21
TF-921	91.44	-70	205	280 W	1.52	3.05	1.52	0.27
				and	10.67	33.53	22.86	0.48
				and	38.10	39.62	1.52	0.19
				and	45.72	50.29	4.57	0.25
				and	74.68	79.25	4.57	0.65
				and	83.82	85.34	1.52	0.17
TF-922	100.58	-70	205	260 W	25.91	28.96	3.05	0.23
				and	36.58	39.62	3.04	0.22
				and	56.39	57.91	1.52	0.21
				and	65.53	71.63	6.10	2.04
				include	68.58	70.10	1.52	6.73
TF-924	121.92	-70	205	260 W	44.20	50.29	6.09	0.15
				and	74.68	85.34	10.66	0.45
				and	92.96	97.54	4.58	0.33
				and	103.63	108.20	4.57	0.40
				and	120.40	121.92	1.52	0.55
TF-925	100.58	-70	205	240 W	6.10	12.19	6.09	0.23
				and	22.86	30.48	7.62	0.90
				include	24.38	25.91	1.52	1.52
				and	51.82	56.39	7.62	0.22
				and	91.44	94.49	3.05	0.33
TF-926	131.06	-70	205	260 W	1.52	3.05	1.52	0.18
				and	9.14	12.19	3.05	0.59
				and	91.44	92.96	1.52	0.33
				and	27.43	28.96	1.52	0.36
				and	41.15	42.67	1.52	0.19
				and	64.01	65.53	1.52	0.20
				and	86.87	92.96	6.09	0.18
				and	105.16	106.68	1.52	0.43
				and	114.30	120.40	6.10	1.63
				include	115.82	117.35	1.53	5.42
				and	124.97	131.06	6.09	0.25
TF-927	161.54	-70	205	200 W	4.57	15.24	10.67	0.25
				and	16.76	18.29	1.53	0.65
				and	30.48	36.58	6.10	0.23
				and	45.72	48.77	3.05	0.25
				and	74.68	77.72	3.04	0.23
				and	80.77	83.82	3.05	0.30
				and	89.92	91.44	1.52	0.29
				and	117.35	123.44	6.09	0.67
				and	132.59	137.16	4.57	0.16
				and	146.30	147.83	1.53	0.67

TF-1054	85.34	-70	205	340 W	6.10	7.62	1.52	0.42
				and	22.86	24.38	1.52	0.16
				and	60.96	64.01	3.05	0.97
TF-1055	100.58	-90	0	280 W	3.05	4.57	1.52	0.20
				and	18.29	22.86	4.57	0.56
				and	25.91	27.43	1.52	1.38
				and	50.29	53.34	3.05	0.42
				and	73.15	74.68	1.53	0.74
				and	89.92	94.49	4.57	0.19
TF-1057	100.58	-70	205	340 W	4.57	7.62	3.05	0.18
				and	47.24	48.77	1.53	0.49
				and	76.20	79.25	3.05	0.85
				and	85.34	88.39	3.05	0.17
TF-1058	100.58	-90	0	280 W	15.24	22.86	7.62	0.99
				include	15.24	16.76	1.52	2.04
				include	19.81	21.34	1.53	2.32
				and	24.38	28.96	4.58	0.47
				and	30.48	32.00	1.52	0.28
				and	36.58	56.39	19.81	5.08
				include	38.10	39.62	1.52	9.15
				include	41.15	42.67	1.52	7.12
				include	48.77	50.29	1.52	38.22
				include	50.29	51.82	1.53	3.74
				include	51.82	53.34	1.52	2.15
				include	53.34	54.86	1.52	3.24
				and	60.96	62.48	1.52	0.61
TF-1059	100.58	-90	0	280 W	42.67	45.72	3.05	0.16
				and	68.58	71.63	3.05	0.25
				and	74.68	83.82	9.14	1.58
				include	76.20	77.72	1.52	4.83
				and	96.01	97.54	1.53	0.16
TF-1060	121.92	-90	0	220 W	6.10	13.72	7.62	0.48
				and	42.67	47.24	4.57	1.71
				include	45.72	47.24	1.52	4.55
TF-1061	100.58	-90	0	280W	30.48	36.58	6.10	8.08
				include	32.00	33.53	1.53	31.00
				and	73.15	74.68	1.53	0.22
				and	92.96	94.49	1.53	0.28
TF-1062	100.58	-90	0	220 W	1.52	3.05	1.53	0.17
				and	22.86	24.38	1.52	0.24
				and	36.58	38.10	1.52	0.15
				and	41.15	44.20	3.05	0.22
				and	45.72	47.24	1.52	0.31
				and	54.86	56.39	1.53	0.43
				and	65.53	67.06	1.53	0.20
				and	71.63	74.68	3.05	0.24
TF-1063	100.58	-90	0	280 W	50.29	53.34	3.05	3.65
				include	50.29	51.82	1.53	7.11
				and	92.96	94.49	1.53	0.19
TF-1064	100.58	-90	0	220 W	27.43	32.00	4.57	0.35
				and	83.82	86.87	3.05	0.29
TF-1065	100.58	-90	0	280 W	1.52	3.05	1.53	0.21
				and	4.57	6.10	1.53	0.20
				and	70.10	79.25	9.15	0.84
				include	73.15	74.68	1.53	2.03

TF-1066	100.58	-90	0	220W	0.00	1.52	1.52	1.41
				and	19.81	24.38	4.57	1.09
				include	21.34	22.86	1.52	2.35
				and	59.44	60.96	1.52	0.22
				and	64.01	65.53	1.52	0.26
				and	83.82	85.34	1.52	0.23
TF-1067	100.58	-90	0	280 W	3.05	13.72	10.67	0.15
				and	54.86	56.39	1.53	0.74
				and	80.77	82.30	1.53	0.19
				and	83.82	85.34	1.52	0.19
				and	94.49	97.54	3.05	0.17
TF-1068	100.58	-90	0	160 W	3.05	4.57	1.52	0.29
				and	12.19	16.76	4.57	0.25
				and	18.29	21.34	3.05	0.67
				and	24.38	38.10	13.72	1.28
				include	27.43	28.96	1.53	4.04
				include	28.96	30.48	1.52	3.71
				and	50.29	56.39	6.10	0.39
				and	88.39	89.92	1.53	0.62
				and	60.96	62.48	1.52	0.25
				and	88.39	89.92	1.53	0.62
				and	94.49	100.58	6.09	1.09
				include	97.54	99.06	1.52	3.59
TF-1069	42.67	-90	0	280 W	4.57	21.34	16.77	0.21
				and	25.91	27.43	1.52	0.15
TF-1070	103.63	-90	0	160 W	0.00	1.52	1.52	0.57
				and	6.10	7.62	1.52	0.19
				and	9.14	12.19	3.05	0.81
				and	44.20	45.72	1.52	0.16
				and	59.44	62.48	3.04	0.37
				and	86.87	92.96	6.09	0.24
				and	99.06	100.58	1.52	0.17
TF-1071	100.58	-90	0	280 W	21.34	50.29	28.95	0.19
TF-1072	100.58	-90	0	160 W	4.57	6.10	1.53	0.53
				and	54.86	56.39	1.53	0.17
				and	68.58	70.10	1.52	0.18
				and	71.63	74.68	3.05	0.23
				and	88.39	96.01	7.62	0.26
TF-1073	121.92	-70	205	340 W	0.00	3.05	3.05	0.33
				and	7.62	19.81	12.19	0.15
				and	38.10	41.15	3.05	0.19
				and	44.20	45.72	1.52	0.16
TF-1074	109.73	-90	0	160 W	0.00	9.14	9.14	0.15
				and	32.00	33.53	1.53	0.17
				and	44.20	45.72	1.52	0.18
				and	70.10	71.63	1.53	0.32
				and	89.92	91.44	1.52	0.28
TF-1075	60.96	-90	0	400 W	4.57	13.72	9.15	0.35
TF-1076				and	25.91	41.15	15.24	0.22
	112.78	-90	0	160 W	6.10	9.14	3.04	0.61
				and	15.24	16.76	1.52	0.26
				and	25.91	28.96	3.05	0.15
				and	39.62	42.67	3.05	1.16
				include	39.62	41.15	1.53	2.16
TF-1078	106.68	-90	0	160 W	1.52	21.34	19.82	0.25

				and	38.10	39.62	1.52	0.15
				and	62.48	67.06	4.58	0.49
				and	73.15	76.20	3.05	0.18
TF-1079	121.92	-90	0	340 W	1.52	3.05	1.53	0.21
				and	53.34	54.86	1.52	0.33
				and	59.44	64.01	4.57	0.93
				and	105.16	106.68	1.52	0.16
TF-1080	67.06	-90	0	160 W	7.62	36.58	28.96	0.38
				include	32.00	33.53	1.53	2.26
TF-1081	106.68	-90	0	220 W	0.00	12.19	12.19	0.17
				and	32.00	33.53	1.53	0.23
				and	45.72	47.24	1.52	1.12
				and	64.01	65.53	1.52	0.24
TF-1082	100.58	-90	0	240 W	9.14	32.00	22.86	0.29
				and	39.62	45.72	6.10	0.25
				and	85.34	86.87	1.53	0.16
TF-1083	100.58	-90	0	240 W	3.05	4.57	1.52	0.16
				and	12.19	13.72	1.53	0.24
				and	38.10	39.62	1.52	0.79
				and	48.77	51.82	3.05	0.56
TF-1084	103.63	-90	0	200 W	1.52	6.10	4.58	0.15
				and	36.58	38.10	1.52	1.74
TF-1085	106.68	-90	0	220 W	10.67	12.19	1.52	0.16
				and	13.72	15.24	1.52	0.17
				and	67.06	79.25	12.19	1.61
				include	67.06	68.58	1.52	4.13
				include	68.58	70.10	1.52	5.91
				and	94.49	96.02	1.53	4.95
				and	100.58	105.15	4.57	1.74
				include	102.11	103.63	1.52	4.73
TF-1086	109.72	-90	0	180 W	6.10	7.62	1.52	0.16
				and	10.67	12.19	1.52	0.22
				and	15.24	18.29	3.05	0.22
				and	64.01	65.53	1.52	0.92
				and	67.06	76.20	9.14	0.65
TF-1087	100.58	-90	0	220 W	6.10	16.76	10.66	0.18
				and	28.96	41.15	12.19	0.18
				and	56.39	57.91	1.52	0.17
TF-1088	106.68	-90	0	200 W	54.86	56.38	1.52	0.68
				and	71.63	76.20	4.57	0.44
				and	105.16	106.68	1.52	0.15
TF-1089	100.58	-90	0	220 W	12.19	18.29	6.10	0.23
				and	21.34	22.86	1.52	0.18
				and	38.10	39.62	1.52	0.34
				and	86.87	88.39	1.52	0.19
				and	94.49	96.01	1.52	0.21
TF-1090	112.78	-90	0	180 W	4.57	9.14	4.57	0.21
				and	51.82	54.86	3.04	0.91
TF-1091	100.58	-90	0	300 W	4.57	16.76	12.19	0.53
				include	6.10	7.62	1.52	2.55
				and	19.81	42.67	22.86	0.17
TF-1092	51.82	-90	0	180 W	1.52	9.14	7.62	1.60
				include	1.52	3.05	1.52	5.26
				and	18.29	27.43	9.14	0.30
				and	30.48	32.00	1.52	0.23

TF-1093	149.35	-90	0	080 E	15.24	28.96	13.72	0.37
				and	32.00	36.58	4.58	0.35
				and	68.58	70.10	1.52	0.24
				and	96.01	99.06	3.05	0.51
TF-1094	100.58	-90	0	200 W	6.10	7.62	1.52	0.23
				and	13.72	28.96	15.24	0.64
				include	19.82	21.35	1.53	2.77
TF-1095	201.16	-90	0	100 E	22.86	24.38	1.52	1.00
				and	86.87	89.92	3.05	0.33
				and	103.63	111.25	7.62	0.36
				and	147.83	150.88	3.05	0.20
TF-1096	100.58	-90	0	200 W	6.10	16.76	10.66	0.24
				and	25.91	27.43	1.52	0.33
TF-1097	152.40	-90	0	100 E	16.76	18.29	1.53	0.43
				and	21.34	32.00	10.66	0.45
				and	35.05	36.58	1.53	0.23
				and	149.35	152.40	3.05	0.66
TF-1098	161.54	-90	0	240 W	47.24	48.77	1.52	0.26
				and	56.39	57.91	1.52	0.33
				and	64.01	67.06	3.05	0.83
				and	70.10	71.63	1.52	0.20
				and	86.87	88.39	1.52	0.37
				and	91.44	97.54	6.10	0.79
				and	102.11	111.25	9.14	0.37
				and	114.30	117.35	3.05	0.89
				and	126.49	128.02	1.52	0.23
				and	141.73	143.26	1.52	0.21
				and	158.50	161.54	3.04	0.96
TF-1099	161.54	-90	0	120 E	0.00	6.10	6.10	0.30
				and	71.63	74.68	3.05	1.07
				and	88.39	91.44	3.05	0.42
				and	105.16	111.25	6.09	4.27
				include	108.20	109.73	1.53	5.82
				include	109.73	111.25	1.52	10.81
TF-1100	176.78	-70	205	200 W	47.24	57.91	10.67	1.62
				include	50.29	51.82	1.53	3.58
				include	51.82	53.34	1.52	4.45
				and	64.01	70.10	6.09	1.43
				include	64.01	65.53	1.52	2.76
				and	77.72	79.25	1.53	0.42
				and	86.87	88.39	1.52	0.48
TF-1101	161.54	-70	205	260 W	12.19	15.24	3.05	0.25
				and	24.38	25.91	1.53	0.91
				and	68.58	77.72	9.14	0.34
				and	117.35	121.92	4.57	0.47
				and	147.83	150.88	3.05	0.32
TF-1102	124.96	-90	0	240 W	0.00	6.10	6.10	0.15
				and	28.96	30.48	1.52	0.32
				and	59.44	60.96	1.52	0.27
				and	62.48	64.01	1.53	0.24
				and	68.58	70.10	1.52	0.25
TF-1103	166.12	-70	205	140 E	96.01	97.54	1.53	0.84
TF-1104	152.40	-90	0	180 W	32.00	33.53	1.52	1.42
				and	36.58	44.20	7.62	0.25
				and	57.91	59.44	1.52	1.08

				and	70.10	71.63	1.52	0.29
				and	76.20	79.25	3.05	0.25
TF-1105	161.54	-90	0	140 E	9.14	10.67	1.52	0.35
				and	111.25	114.30	3.05	0.49
				and	121.92	126.49	4.57	0.36
TF-1106	152.40	-90	0	180 W	3.05	6.10	3.05	0.18
				and	28.96	32.00	3.04	0.49
				and	71.63	76.20	4.57	0.21
				and	123.44	124.97	1.53	0.27
TF-1107	161.54	-90	0	160 W	62.48	70.10	7.62	0.57
				and	102.11	103.63	1.52	2.72
				and	124.97	129.54	4.57	0.22
				and	131.06	137.16	6.10	0.30
				and	141.73	143.26	1.53	0.40
TF-1108	170.69	-90	0	200 W	0.00	1.52	1.52	0.63
				and	16.76	18.29	1.52	0.24
				and	36.58	45.72	9.14	0.44
				and	65.53	71.63	6.10	0.41
				and	88.39	91.44	3.05	0.44
				and	100.58	106.68	6.10	0.36
				and	144.78	150.88	6.10	0.36
				and	164.59	166.12	1.53	1.32
TF-1109	112.78	-90	0	140 W	48.77	51.82	3.05	0.32
				and	56.39	60.96	4.57	0.40
				and	70.10	71.63	1.52	0.26
				and	99.06	103.63	4.57	1.61
				include	100.58	102.11	1.53	3.89
TF-1110	161.54	-90	0	200 W	56.39	59.44	3.05	0.33
				and	124.97	128.02	3.05	0.22
				and	137.16	140.21	3.05	0.56
				and	146.30	149.35	3.05	0.30
TF-1111	121.92	-90	0	140 W	1.52	3.05	1.53	0.25
				and	6.10	15.24	9.14	0.22
				and	56.39	62.48	6.09	0.20
				and	80.77	94.49	13.72	0.36
TF-1112	170.69	-90	0	140 W	0.00	1.52	1.52	0.25
				and	15.24	19.81	4.57	0.21
				and	24.38	27.43	3.05	0.20
				and	32.00	48.77	16.77	0.45
				and	117.35	126.49	9.14	0.49
				include	117.35	118.87	1.52	2.05
TF-1113	109.73	-70	205	180 W	21.34	28.96	7.62	0.41
				and	59.44	62.48	3.04	0.18
				and	76.20	99.06	22.86	0.58
TF-1114	106.68	-90	0	140 W	21.34	24.38	3.04	0.69
				and	27.43	30.48	3.05	0.35
				and	45.72	48.77	3.05	0.71
				and	59.44	62.48	3.04	0.30
				and	80.77	89.92	9.15	1.12
				include	80.77	82.30	1.52	5.56
TF-1115	158.50	-90	0	180 W	7.62	15.24	7.62	0.50
				and	16.76	24.38	7.62	0.26
				and	27.43	33.53	6.10	0.26
				and	92.96	96.01	3.05	0.60
				and	100.58	103.63	3.05	0.23

				and	123.44	128.02	4.58	0.58
				and	131.06	140.21	9.15	0.52
TF-1116	179.83	-90	0	140 W	1.52	3.05	1.53	0.24
				and	7.62	9.14	1.52	0.17
				and	22.86	24.38	1.52	0.17
				and	25.91	27.43	1.52	0.81
				and	106.68	109.73	3.05	0.33
				and	112.78	120.40	7.62	0.28
				and	160.02	176.78	16.76	1.83
				include	161.54	163.07	1.52	1.78
				include	163.07	164.59	1.52	2.39
				include	169.16	170.69	1.52	14.25
TF-1117	170.69	-90	0	240 W	59.44	60.96	1.52	0.22
				and	129.54	134.11	4.57	0.22
				and	143.26	150.88	7.62	1.52
				include	146.30	147.83	1.53	2.13
				include	147.83	149.35	1.52	4.87
TF-1118	100.58	-90	0	140 W	35.05	36.58	1.52	0.23
				and	44.20	45.72	1.52	0.75
TF-1119	100.58	-90	0	240 W	1.52	3.05	1.53	0.57
				and	6.10	16.76	10.66	0.26
				and	32.00	39.62	7.62	0.78
				include	33.53	35.05	1.52	2.56
				and	83.82	89.92	6.10	2.28
				include	85.34	86.87	1.53	7.78
TF-1120	106.68	-90	0	140 W	7.62	9.14	1.52	0.54
				and	16.76	21.34	4.58	0.32
				and	42.67	44.20	1.52	1.07
				and	47.24	50.29	3.05	0.64
TF-1121	80.77	-90	0	240 W	7.62	28.96	21.34	0.20
				and	30.48	35.05	4.57	0.56
				and	71.63	74.68	3.05	0.21
TF-1122	109.73	-90	0	300 W	4.57	12.19	7.62	0.15
				and	73.15	79.25	6.10	1.50
				include	76.20	77.72	1.52	5.21
				and	97.54	102.11	1.52	1.18
				include	100.58	102.11	1.52	3.02
				and	106.68	109.73	1.52	0.73
TF-1123	73.15	-90	0	240 W	6.10	7.62	1.52	0.26
				and	9.14	12.19	3.05	0.24
				and	15.24	21.34	6.10	0.17
				and	22.86	27.43	4.57	0.22
				and	28.96	32.00	3.04	0.33
TF-1124	152.40	-70	205	300 W	4.57	6.10	1.53	0.25
				and	13.72	16.76	3.04	0.27
				and	45.72	48.77	3.05	1.86
				include	45.72	47.24	1.52	2.50
				and	54.86	56.39	1.53	0.39
				and	59.44	60.96	1.52	0.91
				and	65.53	67.06	1.53	0.22
				and	70.10	77.72	7.62	0.43
				and	99.06	102.11	3.05	0.84
				and	106.68	114.30	7.62	0.29
				and	126.49	131.06	4.57	0.75
TF-1125	100.58	-90	0	300 W	7.62	16.76	9.14	0.15

TF-1126	97.54	-90	0	140 W	4.57	6.10	1.53	0.24
				and	15.24	22.86	7.62	0.16
TF-1127	131.06	-90	0	300 W	33.53	35.05	1.52	0.26
				and	73.15	82.30	9.15	1.27
				include	79.25	80.77	1.52	4.70
				and	89.92	92.96	3.04	0.95
				and	105.16	108.20	3.04	0.36
TF-1128	76.20	-90	0	160 W	4.57	6.10	1.52	0.21
				and	10.67	16.76	6.09	0.21
				and	50.29	51.82	1.52	0.35
				and	73.15	74.68	1.52	0.55
TF-1129	103.62	-70	205	320 W	28.96	32.00	3.04	0.26
				and	45.72	48.77	3.05	1.14
				and	96.01	100.58	4.57	4.54
				include	96.01	97.54	1.53	10.99
TF-1130	100.58	-90	0	320 W	3.05	6.10	3.05	0.17
				and	13.72	15.24	1.52	1.26
				and	82.30	83.82	1.52	0.19
				and	86.87	88.39	1.52	0.95
TF-1131	109.73	-90	0	360 W	1.52	3.05	1.52	0.21
				and	44.20	45.72	1.52	0.30
TF-1132	115.82	-70	205	380 W	3.05	12.19	9.14	0.28
				and	103.63	106.68	3.05	0.29
TF-1133	100.58	-90	0	360 W	0.00	18.29	18.29	0.40
				include	0.00	1.52	1.52	2.89
TF-1134	100.58	-70	205	380 W	9.14	15.24	6.10	0.68
TF-1135	85.34	-70	205	380 W	4.57	15.24	10.67	0.18
				and	18.29	21.34	3.05	0.15
				and	30.48	33.53	3.05	0.26
				and	41.15	42.67	1.52	0.20
				and	50.29	54.86	4.57	0.17
TF-1136	103.63	-90	0	140 W	60.96	67.06	6.10	0.36
				and	74.68	76.20	1.52	0.30
TF-1137	100.58	-90	0	360 W	16.76	18.29	1.53	0.61
				and	19.81	24.38	4.57	0.18
				and	35.05	36.58	1.53	0.48
TF-1138	102.11	-90	0	160 W	3.05	7.62	4.57	0.23
				and	9.14	22.86	13.72	0.23
				and	60.96	62.48	1.52	0.28
TF-1140	103.63	-90	0	140 W	7.62	9.14	1.52	0.31
TF-1142	100.58	-90	0	160 W	10.67	18.29	7.62	0.24
				and	27.43	28.96	1.52	0.16
				and	32.00	33.53	1.52	0.40
				and	44.20	48.77	4.57	0.25
TF-1144	70.10	-90	0	140 W	6.10	18.29	12.19	0.21
				and	27.43	28.96	1.53	0.31
				and	30.48	36.58	6.10	0.29
				and	42.67	47.24	4.57	0.28
				and	57.91	64.01	6.10	0.28
TF-1146	109.73	-90	0	360 W	7.62	9.14	1.52	1.22
				and	18.29	19.81	1.52	0.22
				and	25.91	27.43	1.52	0.44
				and	30.48	32.00	1.52	0.19
				and	57.91	59.44	1.52	0.53
				and	62.48	64.01	1.52	0.60

				and	82.30	86.87	4.57	1.65
TF-1148	112.78	-70	205	380 W	24.38	30.48	6.10	0.18
				and	36.58	44.20	7.62	0.65
				and	47.24	48.77	1.52	0.22
				and	64.01	65.53	1.52	0.41
				and	83.82	89.92	6.10	0.17
				and	94.49	96.01	1.52	0.30
TF-1150	100.58	-70	205	320 W	15.24	16.76	1.52	0.19
				and	19.81	30.48	10.67	0.80
				and	67.06	68.58	1.52	0.69
				and	134.11	137.16	3.05	2.00
				include	134.11	135.64	1.52	2.53
TF-1152	152.40	-70	205	420 W	0.00	6.10	6.10	0.96
				include	4.57	6.10	1.53	3.47
				and	16.76	24.38	7.62	5.24
				include	21.34	22.86	1.52	23.12
				include	22.86	24.38	1.52	2.40
				and	48.77	59.44	10.67	0.15
				and	76.20	77.72	1.52	0.22
				and	88.39	92.96	4.57	0.97
				include	89.92	91.44	1.52	2.15
TF-1156	124.97	-90	0	360 W	10.67	12.19	1.52	2.66
				and	18.29	21.34	3.05	0.25
				and	33.53	35.05	1.52	0.29
				and	76.20	79.25	3.05	0.34
				and	97.54	99.06	1.52	0.52
TF-1192	152.40	-90	0	220 W	1.52	6.10	4.58	0.21
				and	25.91	27.43	1.52	2.37
				and	51.82	53.34	1.52	0.32
				and	65.53	67.06	1.53	0.39
				and	106.68	108.20	1.52	0.36
				and	114.30	120.40	6.10	0.24
				and	126.49	129.54	3.05	0.41
				and	134.11	141.73	7.62	0.48
TF-1194	155.45	-90	0	220 W	0.00	3.05	3.05	0.46
				and	6.10	12.19	6.09	0.87
				include	7.62	9.14	1.52	2.29
				and	108.20	121.92	13.72	0.40
				and	131.06	132.59	1.53	0.21
				and	141.73	149.35	7.62	0.42
TF-1195	152.40	-90	0	140 W	24.38	32.00	7.62	0.78
				and	54.86	64.01	9.15	0.69
				and	131.06	134.11	3.05	1.35
				include	131.06	132.59	1.52	2.22
				and	138.68	144.78	6.10	0.47
TF-1196	152.40	-90	0	220 W	0.00	1.52	1.52	0.22
				and	4.57	13.72	9.15	0.70
				and	24.38	30.48	6.10	0.50
				and	36.58	42.67	6.09	0.24
				and	56.39	64.01	7.62	0.25
				and	71.63	73.15	1.52	1.37
				and	103.63	108.20	4.57	3.25
				include	103.63	105.16	1.52	8.55
				and	135.64	140.21	4.57	0.84
				and	141.73	146.30	4.57	0.38

TF-1197	152.40	-90	0	140 W	4.57	6.10	1.53	0.27
				and	57.91	62.48	4.57	0.23
				and	88.39	100.58	12.19	0.52
				and	149.35	150.88	1.53	1.87
TF-1198	152.40	-90	0	240 W	45.72	57.91	12.19	0.78
				and	62.48	65.53	3.05	0.28
				and	68.58	70.10	1.52	0.38
				and	73.15	74.68	1.53	0.31
				and	80.77	86.87	6.10	0.19
				and	106.68	111.25	4.57	0.49
				and	114.30	124.97	10.67	0.36
				and	131.06	132.59	1.53	0.64
TF-1199	152.4	-90	0	140 W	1.52	6.10	4.58	0.58
				and	30.48	35.05	4.57	0.47
				and	59.44	62.48	3.04	0.20
				and	70.10	73.15	3.05	1.90
				and	134.11	137.16	3.05	0.46
				and	149.35	152.40	3.05	0.87
TF-1200	155.45	-90	0	220 W	1.52	6.10	4.58	0.29
				and	70.10	71.63	1.53	0.28
				and	99.06	103.63	4.57	0.29
				and	132.59	134.11	1.52	0.23
				and	143.26	149.35	6.09	0.28
TF-1201	170.69	-90	0	120 W	6.10	12.19	6.09	0.35
				and	30.48	33.53	3.05	0.17
				and	38.10	44.20	6.10	0.81
				include	41.15	42.67	1.52	2.16
				and	51.82	57.91	6.09	0.58
				and	77.72	79.25	1.53	0.26
				and	85.34	86.87	1.53	0.22
				and	102.11	118.87	16.76	0.59
				include	115.82	117.35	1.52	2.48
				and	131.06	134.11	3.05	0.34
TF-1202	152.40	-90	0	240 W	57.91	59.44	1.53	1.57
				and	77.72	79.25	1.53	0.45
				and	94.49	96.01	1.52	0.39
				and	115.82	124.97	9.15	0.53
				and	128.02	131.06	3.04	0.39
TF-1203	182.88	-90	0	120 W	9.14	10.67	1.53	0.33
				and	79.25	89.92	10.67	0.30
				and	99.06	100.58	1.52	0.39
				and	166.12	172.21	6.09	0.24
TF-1204	152.40	-90	0	200 W	18.29	21.34	3.05	0.19
				and	56.39	57.91	1.52	1.26
				and	96.01	103.63	7.62	0.17
				and	112.78	118.87	6.09	1.17
				include	117.35	118.87	1.52	2.99
TF-1205	152.40	-90	0	120 W	9.14	10.67	1.53	0.20
				and	12.19	15.24	3.05	0.16
				and	42.67	47.24	4.57	0.23
				and	48.77	51.82	3.05	0.37
				and	57.91	65.53	7.62	0.40
				and	77.72	79.25	1.53	0.27
				and	80.77	83.82	3.05	0.21
				and	91.44	102.11	10.67	0.63

				and	114.30	117.35	3.05	0.22
TF-1206	152.40	-90	0	180 W	13.72	19.81	6.09	0.83
				include	13.72	15.24	1.52	2.79
				and	27.43	28.96	1.53	0.20
				and	33.53	35.05	1.52	0.20
				and	73.15	76.20	3.05	0.58
				and	79.25	80.77	1.52	0.41
				and	86.87	91.44	4.57	0.21
				and	137.16	141.73	4.57	0.61
				and	143.26	144.78	1.52	0.25
				and	149.35	152.40	3.05	0.61
TF-1207	128.02	-90	0	120 W	6.10	13.72	7.62	0.25
				and	24.38	25.91	1.52	0.57
				and	51.82	53.34	1.52	0.37
				and	67.06	70.10	3.04	0.30
				and	73.15	79.25	6.10	1.38
				include	77.72	79.25	1.52	4.84
				and	88.39	89.92	1.52	0.22
				and	103.63	105.16	1.52	0.39
TF-1208	152.4	-90	0	200W	4.57	7.62	3.05	0.26
				and	51.82	53.34	1.52	0.52
				and	65.53	74.68	9.15	1.14
				include	71.63	73.15	1.52	2.53
				and	89.92	91.44	1.52	0.26
				and	102.11	103.63	1.52	3.46
				and	140.21	147.83	7.62	0.21
TF-1209	152.40	-90	0	180 W	9.14	13.72	4.58	1.16
				and	19.81	21.34	1.53	0.22
				and	39.62	42.67	3.05	0.30
				and	47.24	51.82	4.58	0.23
				and	53.34	56.39	3.05	0.24
				and	83.82	85.34	1.52	0.79
				and	86.87	88.39	1.52	0.51
				and	108.20	111.25	3.05	0.21
				and	120.40	123.44	3.04	1.91
				include	120.40	121.92	1.52	3.06
				and	138.68	149.35	10.67	0.49
TF-1210	195.07	-90	0	160 W	3.05	9.14	6.09	0.23
				and	15.24	18.29	3.05	0.19
				and	36.58	42.67	6.09	0.91
				include	38.10	39.62	1.52	2.79
				and	64.01	65.53	1.52	0.34
				and	77.72	80.77	3.05	0.62
				and	96.01	97.54	1.53	0.21
				and	146.30	147.83	1.53	0.43
				and	153.92	155.45	1.53	0.41
				and	158.50	160.02	1.52	0.32
				and	163.07	164.59	1.52	1.47
				and	169.16	170.69	1.53	2.14
				and	182.88	184.40	1.52	0.29
				and	185.93	190.50	4.57	0.30
TF-1211	155.44	-50	205	400 W	6.10	7.62	1.52	0.38
				and	60.96	68.58	7.62	0.24
				and	71.63	77.72	6.09	0.17
				and	83.82	86.87	3.05	0.25

				and	150.88	155.45	4.57	0.30
TF-1212	152.40	-90	0	160 W	6.10	15.24	9.14	0.44
				and	25.91	27.43	1.52	0.22
				and	50.29	53.34	3.05	0.19
				and	83.82	85.34	1.52	0.47
				and	94.49	96.01	1.52	0.49
				and	100.58	103.63	3.05	0.65
				and	121.92	123.44	1.52	0.67
TF-1213	161.54	-50	205	400 W	24.38	25.91	1.53	0.40
				and	33.53	39.62	6.09	0.43
				and	53.34	54.86	1.52	0.60
				and	76.20	79.25	3.05	0.32
TF-1215	152.40	-70	205	180 W	7.62	9.14	1.52	0.50
				and	44.20	45.72	1.52	0.27
				and	47.24	54.34	7.10	0.23
				and	82.30	88.39	6.09	0.59
				and	94.49	102.11	7.62	0.84
				include	96.01	97.54	1.53	2.95
				and	106.68	108.20	1.52	0.31
TF-1216	152.40	-70	205	200 W	94.49	99.06	4.57	0.23
				and	102.11	103.63	1.52	0.92
				and	106.68	108.20	1.52	0.53
				and	112.78	114.30	1.52	0.55
				and	128.02	132.59	4.57	2.93
				include	128.02	129.54	1.52	8.29
				and	149.35	152.40	3.05	0.88
TF-1218	152.40	-90	0	100 W	10.67	13.72	3.05	0.77
				and	42.67	44.20	1.53	0.27
				and	99.06	100.58	1.52	1.55
				and	115.82	118.87	3.05	0.24
				and	123.44	128.02	4.58	0.33
				and	135.64	138.68	3.04	0.16
				and	150.88	152.40	1.52	1.88
TF-1220	154.44	-90	0	060 W	4.57	7.62	3.05	0.18
				and	25.91	28.96	3.05	0.22
				and	62.48	64.01	1.53	0.28
				and	79.25	80.77	1.52	0.45
				and	117.35	118.87	1.52	3.29
				and	129.54	149.35	19.81	0.88
TF-1222	118.87	-90	0	060 W	1.52	4.57	3.05	0.51
				and	7.62	15.24	7.62	0.22
				and	53.34	54.86	1.52	0.58
				and	60.96	64.01	3.05	0.52
				and	109.73	111.25	1.52	0.30
				and	115.82	123.44	7.62	0.32
				and	126.49	134.11	7.62	0.79
				and	138.68	141.73	3.05	0.26
				and	146.30	147.83	1.53	0.48
TF-1224	155.44	-90	0	100 W	0.00	3.05	3.05	0.31
				and	32.00	33.53	1.53	0.26
				and	38.10	39.62	1.52	0.55
				and	60.96	64.01	3.05	0.30
				and	67.06	70.10	3.04	0.39
				and	97.54	99.06	1.52	0.22
				and	132.59	134.11	1.52	0.29

TF-1232	160.02	-90	0	020 W	57.91	59.44	1.53	1.77
				and	82.30	83.82	1.52	0.30
				and	108.20	112.78	4.58	0.38
				and	118.87	124.97	6.10	0.17
				and	128.02	129.54	1.52	0.21
				and	138.68	141.73	3.05	0.64
				and	160.02	161.54	1.52	0.22
TF-1234	152.40	-90	0	080 W	3.05	4.57	1.52	0.44
				and	36.58	42.67	6.09	3.41
				include	39.62	41.15	1.53	7.38
				include	41.15	42.67	1.52	4.69
				and	62.48	68.58	6.10	1.08
				include	65.53	67.06	1.53	2.49
				and	74.68	94.49	19.81	0.58
				include	80.77	82.30	1.53	1.73
				and	146.30	149.35	3.05	0.30
				and	150.88	152.40	1.52	0.67
TF-1236	179.83	-90	0	060 W	4.57	10.67	7.62	0.52
				include	4.57	6.10	1.53	1.57
				and	18.29	19.81	1.52	0.29
				and	22.86	24.38	1.52	0.55
				and	41.15	44.20	3.05	1.66
				and	47.24	53.34	6.10	1.25
				include	48.77	50.29	1.52	3.18
				and	62.48	70.10	7.62	0.63
				include	65.53	67.06	1.53	2.07
				and	73.15	74.68	1.53	0.22
				and	83.82	85.34	1.52	0.46
				and	86.87	88.39	1.52	0.24
				and	92.96	94.49	1.53	0.49
				and	97.54	103.63	6.09	0.27
				and	176.78	179.83	3.05	0.42
TF 1238	149.35	-90	0	080 W	6.10	13.72	7.62	0.32
				and	28.96	32.00	3.04	0.46
				and	38.10	51.82	13.72	0.34
				and	60.96	62.48	1.52	0.34
				and	65.53	67.06	1.53	0.70
				and	73.15	74.68	1.53	0.69
				and	79.25	80.77	1.52	0.73
				and	82.30	85.34	3.04	0.25
				and	86.87	99.06	12.19	0.41
				and	106.68	112.78	6.10	0.34
				and	115.82	117.35	1.53	0.32
				and	120.40	131.06	10.66	0.27
TF 1240	158.49	-90	0	100 W	4.57	6.10	1.53	0.24
				and	50.29	62.48	12.19	2.24
				include	57.91	59.44	1.53	3.60
				include	59.44	60.96	1.52	12.98
				and	74.68	77.72	3.04	0.21
				and	82.30	85.35	3.05	3.12
				and	88.39	94.49	6.10	0.45
				include	89.92	91.44	1.52	1.30
				and	105.16	112.78	7.62	1.40
				include	111.25	112.78	1.53	4.84
				and	115.82	118.87	3.05	0.34

TF-1242	152.40	-90	0	100 W	18.29	19.81	1.52	0.29
				and	54.86	59.44	4.58	0.28
				and	62.48	65.53	3.05	0.30
				and	121.92	123.44	1.52	0.42
				and	137.16	138.68	1.52	0.31
				and	150.88	152.40	1.52	0.23
TF-1244	164.59	-90	0	080 W	3.05	10.67	7.62	0.48
				include	4.57	6.10	1.53	1.45
				and	39.62	42.67	3.05	0.34
				include	41.15	42.67	1.52	1.04
				and	77.72	79.25	1.53	0.35
				and	83.82	92.96	9.14	0.22
				and	112.78	114.30	1.52	0.25
				and	132.59	137.16	4.57	0.19
				and	140.21	144.78	4.57	0.57
				include	140.21	141.73	1.52	1.39
				and	149.35	155.45	6.10	0.28
				and	158.50	160.02	1.52	0.21
TF-1247	137.16	-90	0	060 W	54.86	57.91	3.05	0.28
				and	59.44	70.10	10.66	0.41
				and	94.49	97.54	3.05	0.21
				and	118.87	128.02	9.15	0.28
TF-1248	67.05	-90	0	040W	7.62	10.67	3.05	0.61
				and	36.58	41.15	4.57	0.23
				and	57.91	62.48	4.57	0.52
TF-1249	163.06	-90	0	020 W	12.19	13.72	1.53	0.46
				and	16.76	18.29	1.53	0.27
				and	28.96	30.48	1.52	0.33
				and	41.15	42.67	1.52	0.22
				and	45.72	47.24	1.52	0.29
				and	54.86	57.91	3.05	0.22
				and	64.01	68.58	4.57	0.69
				and	82.30	85.34	3.04	1.52
				and	92.96	96.01	3.05	0.40
				and	155.45	158.50	3.05	0.23
TF-1250	109.72	-90	0	000 W	51.82	64.01	12.19	0.30
TF-1251	149.45	-90	0	000 W	12.19	15.24	3.05	0.30
				and	21.34	27.43	6.09	0.17
				and	85.34	88.39	3.05	2.27
				include	85.34	86.87	1.53	4.15
				and	137.16	138.68	1.52	0.25
				and	141.73	147.83	6.10	0.22
				and	146.30	147.83	1.53	0.23
TF-1252	158.49	-90	0	040 W	6.10	7.62	1.52	0.26
				and	15.24	16.76	1.52	0.63
				and	27.43	28.96	1.53	0.67
				and	36.58	39.62	3.04	0.52
				and	42.67	54.86	12.19	0.56
				include	42.67	44.20	1.53	1.67
				include	53.34	54.86	1.52	1.67
				and	64.01	70.10	6.09	1.06
				include	67.06	68.58	1.52	1.69
				and	77.72	79.25	1.53	0.23
				and	147.83	150.88	3.05	0.54
TF-1253	152.40	-90	0	020 W	22.86	24.38	1.52	0.38

				and	38.10	39.62	1.52	0.27
				and	47.24	48.77	1.53	0.39
				and	53.34	60.96	7.62	0.33
				and	117.35	121.92	4.57	0.34
				and	129.54	131.06	1.52	0.23
TF-1254	164.59	-90	0	040 W	1.52	4.57	3.05	0.27
				and	10.67	18.29	7.62	0.26
				and	22.86	24.38	1.52	0.30
				and	30.48	45.72	15.24	0.73
				include	30.48	32.00	1.52	2.65
				and	83.82	85.34	1.52	0.71
				and	100.58	114.30	13.72	0.86
				include	111.25	112.78	1.53	4.08
				and	134.11	140.21	6.10	0.58
				include	138.68	140.21	1.53	1.83
				and	153.92	156.97	3.05	0.24
				and	161.54	163.07	1.53	0.33
TF-1255	155.45	-90	0	020 E	9.14	13.72	4.58	0.36
				and	56.39	57.91	1.52	0.29
				and	76.20	79.25	3.05	0.38
				and	80.77	82.30	1.53	0.36
				and	109.73	115.82	6.09	0.54
				include	112.78	114.30	1.52	1.17
TF-1256	155.45	-90	0	020 E	12.19	13.72	1.53	0.27
				and	28.96	36.58	7.62	0.34
				and	44.20	45.72	1.52	0.31
				and	76.20	80.77	4.57	0.26
				and	99.06	102.11	3.05	0.79
				and	132.59	137.16	4.57	0.23
				and	144.78	146.30	1.52	0.76
TF-1257	170.69	-90	0	040 E	24.38	27.43	3.05	0.18
				and	33.53	35.05	1.52	0.36
				and	39.62	41.15	1.53	0.24
				and	82.30	85.34	3.04	0.22
				and	102.11	103.63	1.52	0.28
				and	109.73	112.78	3.05	0.83
				and	118.87	121.92	3.05	0.42
				and	137.16	149.35	12.19	0.59
				include	138.68	140.21	1.53	1.53
				and	150.88	152.40	1.52	0.21
				and	155.45	164.59	9.14	0.26
TF-1258	161.54	-90	0	020 E	9.14	19.81	10.67	0.24
				and	22.86	24.38	1.52	0.53
				and	42.67	44.20	1.53	0.26
				and	65.53	68.58	3.05	0.32
				and	76.20	79.25	3.05	0.22
				and	124.97	138.68	13.71	0.25
				and	141.73	143.26	1.53	0.48
				and	152.40	158.50	6.10	0.35
TF-1259	124.97	-90	0	100 E	22.86	33.53	10.67	0.17
				and	54.86	65.53	10.67	1.15
				include	57.91	59.44	1.53	2.33
				include	59.44	60.96	1.52	3.01
				and	89.92	91.44	1.52	0.47
				and	120.40	124.97	4.57	0.23

TF-1260	155.45	-90	0	040 E	7.62	9.14	1.52	0.23
				and	28.96	33.53	4.57	0.29
				and	39.62	41.15	1.53	3.74
				and	57.91	60.96	3.05	0.71
				include	57.91	59.44	1.53	1.30
				and	80.77	88.39	7.62	0.25
				and	124.97	126.49	1.52	0.39
				and	134.11	149.35	15.24	0.39
TF-1261	146.30	-90	0	080 E	13.72	18.29	4.57	0.19
				and	21.34	22.86	1.52	0.26
				and	24.38	36.58	12.20	0.16
				and	51.82	56.39	4.57	0.22
				and	73.15	79.25	6.10	0.29
				and	134.11	144.78	10.67	0.97
				include	137.16	138.68	1.52	3.62
				include	138.68	140.21	1.53	2.15
TF-1262	155.45	-90	0	060 E	25.91	27.43	1.52	0.21
				and	32.00	38.10	6.10	0.26
				and	131.06	132.59	1.53	0.29
				and	150.88	155.45	4.57	1.07
				include	150.88	152.40	1.52	2.44
TF-1263	117.35	-90	0	060 E	10.67	12.19	1.52	0.24
				and	13.72	16.76	3.04	0.21
				and	22.86	27.43	4.57	0.22
				and	44.20	47.24	3.04	1.21
				include	44.20	45.72	1.52	1.86
				and	64.01	67.06	3.05	0.35
				and	68.58	70.10	1.52	0.44
TF-1264	149.35	-90	0	040 W	6.10	13.72	7.62	0.21
				and	27.43	41.15	13.72	0.89
				include	32.00	33.53	1.53	1.20
				include	33.53	35.05	1.52	3.21
				include	35.05	36.58	1.53	2.76
				and	89.92	91.44	1.52	0.25
				and	102.11	105.16	3.05	0.41
				and	129.54	131.06	1.52	0.26
				and	132.59	135.64	3.05	0.22
				and	144.78	149.35	4.57	0.99
				include	146.30	147.83	1.53	2.01
TF-1265	155.45	-90	0	060 E	21.34	27.43		0.16
				and	64.01	67.06	3.05	0.30
				and	88.39	89.92	1.53	0.45
				and	94.49	96.01	1.52	0.21
				and	123.44	124.97	1.53	0.22
				and	150.88	153.92	3.04	0.21
TF-1266	149.35	-90	0	020 W	16.76	19.81	3.05	0.51
				and	80.77	82.30	1.53	0.39
				and	124.97	126.49	1.52	0.33
				and	131.06	137.16	6.10	0.34
				and	144.78	149.35	4.57	0.28
TF-1267	137.16	-90	0	100 E	10.67	13.72	3.05	0.26
				and	19.81	41.15	21.34	0.16
				and	47.24	51.82	4.58	0.59
				include	48.77	50.29	1.52	1.53
				and	100.58	102.11	1.53	0.46

				and	129.54	134.11	4.57	0.45
TF-1268	146.30	-90	0	0	12.19	13.72	1.52	0.24
				and	28.96	36.58	7.62	0.38
				and	39.62	41.15	1.53	0.44
				and	51.82	53.34	1.52	0.24
				and	67.06	70.10	3.04	0.23
				and	71.63	73.15	1.52	0.24
				and	74.68	80.77	6.09	0.96
				include	79.25	80.77	1.52	3.14
				and	92.96	96.01	3.05	0.57
				and	115.82	120.40	4.58	0.60
				and	132.59	137.16	4.57	0.24
TF-1270	152.40	-70	205	400 W	3.05	6.10	3.05	5.69
				and	18.29	19.81	1.52	3.31
				and	59.44	62.48	3.04	0.62
				and	68.58	70.10	1.52	0.42
				and	71.63	77.72	6.09	0.67
TF-1271	134.11	-90	0	080 E	12.19	13.72	1.53	0.35
				and	25.91	28.96	3.05	0.19
				and	42.67	51.82	9.15	0.21
				and	80.77	83.82	3.05	0.23
				and	92.96	94.49	1.53	0.31
				and	97.54	100.58	3.04	0.46
TF-1272	106.68	-90	0	080 E	19.81	21.34	1.53	0.29
				and	28.96	32.00	3.04	0.28
				and	33.53	39.62	6.09	0.23
				and	74.68	80.77	6.09	0.27
				and	89.92	92.96	3.04	0.24
TF-1275	85.34	-90	0	100 E	13.72	15.24	1.52	0.25
				and	19.81	21.34	1.53	0.34
				and	33.53	42.67	9.14	0.17
				and	70.10	71.63	1.53	0.42
TF-1277	152.40	-70	205	400 W	0.00	10.67	10.67	0.72
				include	4.57	6.10	1.53	1.91
				and	33.53	35.05	1.52	0.43
				and	45.72	48.77	3.05	1.19
				include	47.24	48.77	1.53	2.12
TF-1308	143.26	-70	205	380 W	4.57	16.76	12.19	0.32
				and	24.38	28.96	4.58	0.22
				and	32.00	33.53	1.53	0.25
				and	39.62	41.15	1.53	0.22
				and	68.58	74.68	6.10	0.44
				and	82.30	83.82	1.52	0.30
TFD-71	501.5	-60	25	200 E	4.50	6.00	1.50	0.41
				and	9.00	10.50	1.50	1.09
				and	22.50	24.00	1.50	1.02
				and	27.00	28.50	1.50	1.20
				and	68.00	99.50	31.50	1.57
				include	80.00	81.50	1.50	3.97
				include	81.50	83.00	1.50	5.51
				include	90.50	92.00	1.50	7.30
				and	134.00	146.00	12.00	0.49
TFD-73	501.95	-70	205	200 E	18.00	19.50	1.50	0.34
				and	33.00	34.50	1.50	1.57
				and	57.00	63.00	6.00	0.27

				and	69.00	70.50	1.50	0.72
				and	76.50	79.50	3.00	0.32
				and	108.00	111.00	3.00	0.20
				and	141.00	145.50	4.50	0.20
				and	154.50	163.50	9.00	0.27
				and	205.50	210.00	4.50	1.14
				and	225.00	226.50	1.50	0.62
				and	243.00	249.00	6.00	0.81
				include	243.00	244.50	1.50	2.62
				and	295.50	301.50	6.00	0.34
				and	307.50	322.50	15.00	0.39
TFD-75	300.1	-70	205	300 W	85.50	87.00	1.50	1.18
				and	96.00	100.50	4.50	3.14
				include	97.50	99.00	1.50	6.63
				and	112.50	118.50	6.00	4.39
				include	117.00	118.50	1.50	16.97
				and	175.50	181.50	6.00	0.72
				include	178.50	180.00	1.50	2.26
				and	204.00	208.50	4.50	1.62
				include	205.50	207.00	1.50	4.08
				and	225.00	250.50	25.50	0.25
				and	258.00	265.50	7.50	0.27
				and	273.00	274.50	1.50	0.68
TFD-77	250.45	-70	205	300 W	0.00	4.50	4.50	0.34
				and	7.50	9.00	1.50	2.21
				and	18.00	21.00	3.00	1.92
				include	19.50	21.00	1.50	3.67
				and	28.50	34.50	6.00	1.16
				include	28.50	30.00	1.50	3.04
				and	39.00	54.00	15.00	0.49
				and	60.00	70.50	10.50	0.35
				and	136.50	144.00	7.50	0.63
				and	153.00	162.00	9.00	1.01
				and	214.50	219.00	4.50	0.33
				and	223.50	228.00	4.50	0.61
TFD-82	150.05	-60	25	200 E	33.00	36.00	3.00	0.71
				and	40.50	46.50	6.00	0.23
				and	67.50	70.50	3.00	0.37
TFD-83	151.5	-60	25	200 W	1.50	3.00	1.50	0.22
				and	19.50	22.50	3.00	0.37
				and	30.00	33.00	3.00	0.44
				and	45.00	46.50	1.50	0.29
				and	75.00	78.00	3.00	0.22
				and	127.50	130.50	3.00	0.44
				and	132.00	144.00	12.00	0.76
TFD-89	302.1	-70	205	000 W	30.20	36.00	5.80	0.22
				and	51.00	58.50	7.50	0.88
				and	72.00	82.50	10.50	0.32
				and	99.00	100.50	1.50	0.25
				and	103.50	105.00	1.50	0.22
				and	133.50	142.50	9.00	0.36
				and	150.00	153.00	3.00	1.70
				and	169.50	186.00	16.50	0.34
				and	192.00	193.50	1.50	0.25
				and	199.50	204.00	4.50	0.64

				and	207.00	210.00	3.00	0.84
				and	216.00	220.50	4.50	2.15
				and	219.00	220.50	1.50	3.88
				include	235.50	238.50	3.00	0.58
				and	249.00	253.50	4.50	0.79
				and	262.50	268.50	6.00	0.53
				and	301.50	302.10	0.60	0.88
TFD-92	151.30	-70	205	160 E	9.00	10.50	1.50	0.23
				and	40.50	43.50	3.00	0.43
				and	61.50	64.50	3.00	0.29
				and	69.00	73.50	4.50	0.75
				include	70.50	72.00	1.50	1.83
TFD-93	150.05	-90	0	260 E	1.50	6.00	4.50	0.33
				and	27.00	30.00	3.00	0.25
				and	61.50	64.50	3.00	0.48
				and	85.50	88.50	3.00	0.21
				and	93.00	96.00	3.00	0.18
				and	100.50	106.50	6.00	0.70
				and	112.50	121.50	9.00	0.40
				and	132.00	136.50	4.50	0.25
				and	142.50	147.00	4.50	0.93
				and	142.50	144.00	1.50	2.59
TFD-94	420.55	-90	0	080 W	12.00	18.00	6.00	2.45
				include	12.00	13.50	1.50	2.96
				include	15.00	16.50	1.50	6.66
				and	24.00	30.00	6.00	1.11
				include	28.50	30.00	1.50	3.06
				and	61.50	64.50	3.00	0.17
				and	78.00	88.50	10.50	0.29
				and	124.50	126.00	1.50	0.32
				and	135.00	147.00	12.00	0.75
				include	138.00	139.50	1.50	1.67
				and	153.00	154.50	1.50	0.42
				and	157.50	168.00	10.50	0.55
				include	163.50	165.00	1.50	2.39
				and	279.00	285.00	6.00	1.26
				include	280.50	282.00	1.50	2.44
				include	282.00	283.50	1.50	2.09
				and	310.50	319.50	9.00	1.28
				include	310.50	312.00	1.50	6.42
				and	328.50	334.50	6.00	0.49
				include	331.50	333.00	1.50	1.35
				and	409.50	415.50	6.00	0.65
				include	411.00	412.50	1.50	1.77
TFD-95	300.50	-90	0	080 W	30.00	31.50	1.50	0.26
				and	63.00	64.50	1.50	1.11
				and	75.00	79.50	4.50	0.19
				and	141.00	142.50	1.50	0.38
				and	145.50	147.00	1.50	0.30
				and	162.00	166.50	4.50	0.37
				and	178.50	181.50	3.00	0.29
				and	192.00	193.50	1.50	0.20
				and	201.00	202.50	1.50	6.58
				and	210.00	211.50	1.50	0.24
				and	229.50	232.50	3.00	0.26

				and	249.00	252.00	3.00	0.39
				and	255.00	256.50	1.50	1.36
				and	274.50	276.00	1.50	1.00
TFD-96	309.80	-90	0	20 W	24.00	28.50	4.50	0.25
				and	33.00	34.50	1.50	0.47
				and	93.00	103.50	10.50	2.44
				include	93.00	94.50	1.50	7.65
				include	97.50	99.00	1.50	8.82
				and	106.50	108.00	1.50	0.22
				and	154.50	159.00	4.50	1.06
				include	154.50	156.00	1.50	2.56
				and	168.00	171.00	3.00	0.34
				and	181.50	183.00	1.50	0.38
				and	193.50	199.50	6.00	0.25
				and	268.50	270.00	1.50	2.58
				and	279.00	286.50	7.50	0.26
TFD-98	217.50	-90	0	020 W	21.00	25.50	4.50	0.23
				and	63.00	67.50	4.50	0.24
				and	69.00	75.00	6.00	0.21
				and	82.50	84.00	1.50	0.68
				and	88.50	91.50	3.00	0.17
				and	99.00	102.00	3.00	0.24
				and	115.50	118.50	3.00	0.18
				and	123.00	129.00	6.00	0.26
				and	144.00	147.00	3.00	1.03
				include	145.50	147.00	1.50	1.95
				and	153.00	154.50	1.50	0.84
				and	201.00	207.00	6.00	0.53
				include	205.50	207.00	1.50	1.19
TFD-99	146.90	-90	0	100 E	33.00	39.00	6.00	0.16
				and	58.50	63.00	4.50	0.35
				and	97.50	99.00	1.50	0.28
				and	103.50	108.00	4.50	0.74
				include	103.50	105.00	1.50	1.71
TFD-100	299.80	-90	0	040 E	24.00	27.00	3.00	0.39
				and	31.50	33.00	1.50	0.25
				and	43.50	45.00	1.50	0.22
				and	57.00	64.50	7.50	0.54
				and	85.50	87.00	1.50	0.22
				and	108.00	109.50	1.50	0.29
				and	112.50	115.50	3.00	0.44
				and	130.50	133.50	3.00	0.43
				and	147.00	148.50	1.50	1.27
				and	156.00	160.50	4.50	1.65
				include	159.00	160.50	1.50	4.71
TFD-102	496.85	-70	205	300 E	117.00	123.00	6.00	0.50
				and	130.50	132.00	1.50	2.40

2011 SAN FRANCISCO DRILL PROGRAM
SUMMARY OF SIGNIFICANT DRILL ASSAY RESULTS FOR THE ÁREA TO THE NORTH OF
THE SAN FRANCISCO PIT

Drill Hole Number	Depth (m)	Angle (°)	Azimuth (°)	Section Line	Intersections (metres)			Assay Result Gold (g/t)
					From	To	True Width
TF-936	100.58	-90	0	1080 W	0.00	12.19	12.19	0.56
TF-938	100.58	-90	0	1100 W	10.67	22.86	12.19	0.57
				include	21.34	22.86	1.52	1.83
TF-948	82.29	-70	205	940 W	35.05	45.72	10.67	0.43
				include	38.10	39.62	1.52	1.50
TF-968	112.78	-70	205	880 W	0.00	4.57	4.57	0.41
				and	22.86	27.43	4.57	0.40
				and	65.53	67.06	1.52	0.21
				and	109.73	112.78	3.05	3.46
				include	109.73	111.25	1.52	6.15
TF-973	100.58	-70	205	1020 W	3.05	9.14	6.09	0.27
				and	44.20	45.72	1.52	1.50
TF-974	124.97	-70	205	1040 W	0.00	13.72	13.72	0.64
				include	10.67	12.19	1.52	2.23
				and	33.53	35.05	1.52	1.46
TF-1003	100.58	-90	0	1120 W	19.81	22.86	3.05	0.15
				and	39.62	41.15	1.52	0.18
				and	50.29	54.86	3.05	0.16
TF-1004	100.58	-90	0	1180 W	39.62	44.20	4.58	0.26
				and	48.77	50.29	1.52	0.16
TF-1008	100.58	-90	0	1160 W	10.67	12.19	1.52	1.63
				and	16.76	21.34	4.58	0.40
				and	50.29	57.91	4.58	0.53
TF-1012	100.58	-90	0	1080 W	25.91	27.43	1.52	0.24
				and	35.05	38.10	3.05	0.37
				and	44.20	47.24	3.04	0.20
				and	57.91	62.48	4.57	0.24
				and	89.92	91.44	1.52	0.27
TF-1014	100.58	-70	205	1040W	0.00	15.24	15.24	0.81
				include	7.62	9.14	1.52	2.02
				include	12.19	13.72	1.52	2.35
				and	24.38	27.43	3.05	0.55
TF-1016	121.92	-70	205	1040 W	9.14	27.43	18.29	0.57
				include	19.81	21.34	1.53	2.39
				and	39.62	41.15	1.52	0.31
				and	47.24	48.77	1.53	0.38
				and	53.34	56.39	3.05	0.59
				and	62.48	67.06	4.58	0.22
				and	85.34	86.87	1.53	0.45
				and	91.44	97.54	6.10	0.50
				and	109.73	114.30	4.57	0.43
TF-1017	112.78	-70	205	1000 W	0.00	3.05	3.05	1.00
TF-1018	100.58	-90	0	1080 W	0.00	4.57	4.57	1.16
				include	0.00	1.52	1.52	2.99
				and	10.67	15.24	4.57	0.47
				and	19.81	21.34	1.53	0.85
				and	30.48	33.53	3.05	0.24
TF-1019	82.30	-70	205	1125 W	0.00	1.52	1.52	1.49

TF-1020	85.34	-70	205	900 W	27.43	30.48	3.05	0.57
TF-1021	100.58	-70	205	860 W	10.67	12.19	1.52	0.32
				and	15.24	19.81	4.57	3.92
				include	16.76	18.29	1.53	9.53
TF-1022	100.58	-90	0	840 W	3.05	4.57	1.52	0.29
				and	6.10	16.76	10.66	0.52
				include	6.10	7.62	1.52	2.40
				and	18.29	24.38	6.09	0.17
				and	41.15	51.82	10.67	0.67
				include	48.77	50.29	1.52	2.51
TF-1023	100.58	-90	0	820 W	4.57	22.86	18.29	0.46
				include	21.34	22.86	1.52	2.96
				and	47.24	50.29	3.05	0.66
				and	64.01	77.72	13.71	0.45
TF-1024	121.92	-70	205	860 W	71.63	76.20	4.57	3.53
				include	73.15	74.68	1.53	8.34
				and	117.35	121.92	4.57	0.72
TF-1025	100.58	-70	205	700 W	54.86	56.39	1.53	0.70
				and	59.44	60.96	1.52	1.60
TF-1026	100.58	-90	0	840 W	3.05	13.72	10.67	0.43
				and	22.86	24.38	1.52	0.52
				and	96.01	97.54	1.53	0.29
TF-1028	100.58	-90	0	820 W	13.72	19.81	6.09	0.48
				and	32.00	48.77	16.77	0.50
				and	77.72	80.77	3.05	0.24
				and	89.92	91.44	1.52	0.54
				and	96.01	97.54	1.53	0.38
TF-1030	100.58	-90	0	760 W	1.52	4.57	3.05	0.27
				and	38.10	39.62	1.52	0.31
TF-1032	144.78	-70	205	780 W	0.00	3.05	3.05	0.22
				and	7.62	13.72	6.10	0.30
				and	24.38	25.91	1.53	0.34
				and	28.96	32.00	3.04	0.47
				and	33.53	36.58	3.05	0.50
				and	138.68	141.73	3.05	0.39
TF-1034	137.16	-90	0	760 W	114.30	118.87	4.57	0.28
				and	132.58	137.16	4.58	0.43
TF-1036	112.72	-70	205	740 W	71.63	73.15	1.52	0.20
				and	80.77	82.30	1.53	0.27
				and	102.11	103.63	1.52	0.25
TF-1038	121.76	-90	0	740 W	94.49	96.01	1.52	0.25
				and	99.06	106.68	7.62	0.28
TF-1039	121.92	-90	0	760 W	65.53	68.58	3.05	0.33
TF-1040	100.58	-90	0	800 W	28.96	30.48	1.52	0.39
				and	45.72	47.24	1.52	0.37
				and	80.77	94.49	13.72	0.25
TF-1043	100.58	-90	0	700 W	33.52	35.05	1.53	0.21
				and	54.86	56.38	1.52	0.36
				and	73.15	76.20	3.05	0.32
				and	89.92	94.48	4.56	0.30
TF-1044	100.58	-90	0	640 W	39.62	41.15	1.53	0.29
				and	59.44	65.54	6.10	0.28
				and	76.20	77.72	1.52	0.29
				and	89.92	94.49	4.57	0.44
				and	96.01	99.06	3.05	0.27

TF-1045	100.58	-70	205	700 W	0.00	4.57	4.57	0.18
				and	38.10	41.15	3.05	0.34
TF-1046	100.58	-90	0	640W	1.52	24.38	22.86	0.20
TF-1047	76.20	-90	0	580 W	16.76	18.29	1.53	0.72
TF-1050	121.92	-90	0	640 W	3.05	16.76	13.71	0.15
				and	18.29	21.34	3.05	0.21
				and	25.91	30.48	4.57	0.20
				and	96.01	97.54	1.53	0.39
TF-1051	121.92	-90	0	580 W	64.01	70.10	6.09	1.65
				include	64.01	65.53	1.52	4.13
				and	74.68	76.20	1.52	0.38
				and	103.63	106.68	3.05	0.43
				and	114.30	121.92	7.62	0.28
TF-1053	100.58	-90	0	720 W	7.62	9.14	1.52	0.35
				and	89.92	91.44	1.52	4.00
TF-1139	109.73	-70	205	600 W	6.10	7.62	1.52	0.44
				and	30.48	33.53	3.05	0.71
				and	82.30	91.44	9.14	0.51
				and	99.06	100.58	1.52	0.23
TF-1141	85.34	-70	205	600 W	1.52	3.05	1.53	0.15
				and	12.19	13.72	1.53	0.21
				and	48.77	50.29	1.52	0.82
TF-1143	100.58	-70	205	600 W	9.14	13.72	4.58	0.19
				and	16.76	21.34	4.58	0.46
TF-1145	100.58	-70	205	620 W	6.10	12.19	6.09	0.19
				and	15.24	21.34	6.10	0.19
TF-1147	152.40	-70	205	620 W	0.00	9.14	9.14	0.17
				and	27.43	30.48	3.05	0.22
				and	80.77	82.30	1.52	0.36
TF-1149	100.58	-70	205	660 W	0.00	4.57	4.57	0.19
				and	71.63	76.20	4.57	0.60
TF-1151	100.58	-70	205	660 W	4.57	13.72	9.15	0.23
TF-1153	201.17	-70	205	660 W	0.00	3.05	3.05	0.16
				and	7.62	16.76	9.14	0.22
				and	19.81	21.34	1.53	0.21
				and	24.38	25.91	1.53	0.52
				and	30.48	33.53	3.05	0.26
				and	161.54	166.12	4.58	0.33
TF-1155	152.40	-70	205	620 W	6.10	15.24	9.14	0.22
				and	21.34	25.91	4.57	0.22
				and	60.96	62.48	1.52	0.35
				and	149.35	150.88	1.52	0.48
TF-1157	152.40	-70	205	600 W	67.06	68.58	1.52	0.83
				and	131.06	134.11	3.05	0.16
				and	135.64	144.78	9.14	0.20
TF-1159	152.40	-70	205	620 W	4.57	6.10	1.52	0.16
				and	100.58	108.20	7.62	1.04
				include	105.16	106.68	1.52	3.27
				and	120.40	123.44	3.04	0.25
				and	126.49	144.78	18.29	0.23
TF-1160	76.20	-70	205	540 W	3.05	15.24	12.19	0.56
				include	12.19	13.72	1.52	3.01
				and	36.58	38.10	1.52	0.72
				and	51.82	53.34	1.52	0.75
TF-1161	152.40	-70	205	660 W	0.00	3.05	3.05	0.16

				and	7.62	9.14	1.52	0.16
				and	12.19	13.72	1.52	0.28
				and	114.30	123.44	9.14	0.70
				and	126.49	128.02	1.52	0.21
				and	135.64	138.68	3.04	1.29
TF-1162	170.69	-90	0	680 W	10.67	18.29	7.62	0.25
				and	24.38	27.43	3.05	0.15
				and	138.68	147.83	9.15	0.94
				include	140.21	141.73	1.52	2.71
				and	156.97	161.54	9.15	2.29
TF-1163	100.58	-90	0	560 W	57.91	59.44	1.52	0.22
				and	71.63	77.72	6.09	0.20
				and	80.77	82.30	1.52	0.35
				and	94.49	96.01	1.52	3.24
TF-1164	85.34	-70	205	540 W	0.00	1.52	1.52	1.18
				and	15.24	18.29	3.05	0.21
TF-1165	76.20	-70	205	540 W	7.62	16.76	9.14	0.18
				and	19.81	25.91	6.10	0.15
				and	30.48	33.53	3.05	0.25
TF-1166	76.20	-90	0	560 W	3.05	10.67	7.62	0.19
TF-1167	76.20	-70	205	540 W	0.00	1.52	1.52	0.35
				and	7.62	13.72	6.10	0.30
TF-1171	152.40	-90	0	680 W	76.20	77.72	1.52	0.17
				and	80.77	91.44	10.67	0.64
				and	94.49	96.01	1.52	0.19
				and	117.35	118.87	1.52	0.16
TF-1179	131.06	-90	0	800 W	19.81	21.34	1.53	0.27
				and	80.77	82.30	1.53	0.58
				and	85.34	109.73	24.39	0.51
TF-1181	152.40	-70	205	780 W	83.82	86.87	3.05	0.26
				and	91.44	100.58	9.14	0.22
				and	123.44	124.97	1.53	0.33
				and	129.54	132.59	3.05	0.31
				and	147.83	149.35	1.52	0.39
TF-1183	152.40	-90	0	720 W	0.00	7.62	7.62	0.25
				and	15.24	18.29	3.05	0.37
				and	39.62	50.29	10.67	0.37
TF-1185	124.97	-70	205	780 W	0.00	9.14	9.14	0.20
				and	12.19	15.24	3.05	0.66
				and	25.91	27.43	1.52	1.19
				and	41.15	47.24	6.09	0.40
				and	65.53	67.06	1.53	0.26
				and	71.63	74.68	3.05	0.58
				and	77.72	79.25	1.53	0.22
TF-1189	128.02	-90	0	800 W	16.76	19.81	3.05	0.18
				and	59.44	62.48	3.04	0.78
				and	67.06	70.10	3.04	0.23
				and	73.15	74.68	1.53	0.60
				and	77.72	86.87	9.15	0.30
				and	100.58	102.11	1.53	0.17
				and	108.20	111.25	3.05	0.27
TF-1191	152.40	-90	0	840 W	16.76	18.29	1.53	0.76
				and	47.24	51.82	4.58	0.23
				and	82.30	85.34	3.04	0.27
				and	96.01	97.54	1.53	0.21

				and	100.58	103.63	3.05	0.32
				and	105.16	114.30	9.14	0.30
TF-1193	152.40	-90	0	840 W	62.48	68.58	6.10	0.15
				and	77.72	79.25	1.53	0.17
				and	89.92	96.01	6.09	0.37
TF-1286	234.70	-70	205	680 W	89.92	111.25	21.33	0.79
				include	99.06	100.58	1.52	2.75
				include	100.58	102.11	1.53	2.20
				and	117.35	118.87	1.52	0.35
				and	128.02	129.54	1.52	0.60
				and	181.36	187.45	6.09	0.14
				and	192.02	195.07	3.05	0.22
				and	198.12	199.64	1.52	0.40
				and	205.74	213.36	7.62	0.55
TF-1287	173.74	-70	205	700 W	47.24	48.77	1.53	2.36
				and	94.49	100.58	6.09	0.28
				and	108.20	117.35	9.15	1.11
				include	112.78	114.30	1.52	2.69
				include	114.30	115.82	1.52	2.26
				and	118.87	120.40	1.53	0.19
				and	123.44	128.02	4.58	0.99
TFD-79	500.10	-70	205	600 W	58.50	63.00	4.50	0.36
				and	85.50	91.50	6.00	0.23
				and	96.00	103.50	7.50	0.26
				and	114.00	120.00	6.00	0.98
				include	118.50	120.00	1.50	2.45
				and	279.00	292.50	13.50	0.90
				include	282.00	283.50	1.50	2.73
				and	337.50	385.50	48.00	0.63
				include	348.00	349.50	1.50	2.11
				and	367.50	369.00	1.50	2.32
TFD-80	500.30	-70	205	700 W	10.50	13.50	3.00	0.34
				and	25.50	27.00	1.50	2.98
				and	163.50	171.00	7.50	0.39
				and	175.50	186.00	10.50	0.71
				include	184.50	186.00	1.50	2.73
				and	219.00	225.00	6.00	0.37
				and	231.00	232.50	1.50	1.05
				and	274.50	276.00	1.50	1.02
				and	396.00	397.50	1.50	0.48
				and	409.50	426.00	16.50	0.61
				include	421.50	423.00	1.50	3.10
				and	433.50	450.00	16.50	0.30
				and	459.00	462.00	3.00	0.27
TFD-86	502.70	-70	205	1200 W	18.00	19.50	1.50	0.52
				and	34.50	36.00	1.50	0.41
				and	151.50	153.00	1.50	0.59
				and	306.00	310.50	4.50	0.43
				and	379.50	381.00	1.50	0.20
				and	394.50	403.50	9.00	0.20
				and	421.50	423.00	1.50	1.51
				and	427.50	432.00	4.50	0.41
				and	441.00	445.50	4.50	0.55
TFD-88	496.80	-70	205	800 W	0.00	9.00	9.00	0.30
				and	90.00	93.00	3.00	1.05

				and	108.00	109.50	1.50	0.67
				and	114.00	115.50	1.50	0.32
				and	124.50	127.50	3.00	0.28
				and	132.00	145.50	13.50	0.34
				and	165.00	168.00	3.00	0.68
				and	199.50	205.50	6.00	0.26
				and	229.50	235.50	6.00	0.37
				and	241.50	246.00	4.50	0.72
				and	249.00	252.00	3.00	0.67
				and	256.50	259.50	3.00	0.69
				and	304.50	309.00	4.50	0.19
				and	312.00	315.00	3.00	0.33
				and	403.50	406.50	3.00	1.94
				and	414.00	415.50	1.50	1.56
				and	409.50	415.50	6.00	0.49
				and	426.00	427.50	1.50	0.36
				and	432.00	466.50	34.50	0.41
				and	489.00	490.50	1.50	0.64
TFD-90	521.38	-70	205	260 E	70.50	75.00	4.50	0.40
				and	120.00	145.50	25.50	0.42
				include	120.00	121.50	1.50	1.35
				and	208.50	213.00	4.50	0.22
				and	222.00	223.50	1.50	0.32
				and	240.00	268.50	28.50	1.06
				include	253.50	255.00	1.50	2.93
				include	255.00	256.50	1.50	2.41
				include	264.00	265.50	1.50	2.89
				and	282.00	292.50	10.50	1.68
				include	289.50	291.00	1.50	9.68
				and	313.50	322.50	9.00	0.75
				include	315.00	316.50	1.50	2.60
				and	325.50	327.00	1.50	0.25
				and	333.00	336.00	3.00	0.70
				and	352.50	361.50	9.00	0.60
				and	367.50	399.00	31.50	0.72
				include	373.50	375.00	1.50	2.00
				include	388.50	390.00	1.50	2.72
				include	390.00	391.50	1.50	2.66
				and	406.50	408.00	1.50	0.33
				and	462.00	469.50	7.50	0.45
				include	468.00	469.50	1.50	1.47
				and	493.50	495.00	1.50	0.59
TFD-97	807.00	-70	205	580 W	27.00	43.50	16.50	2.70
				include	37.50	39.00	1.50	27.82
				and	178.50	180.00	1.50	0.62
				and	187.50	189.00	1.50	0.29
				and	196.50	202.50	6.00	0.50
				include	196.50	198.00	1.50	1.51
				and	229.50	231.00	1.50	0.40
				and	270.00	277.50	7.50	0.57
				include	273.00	274.50	1.50	1.82
				and	285.00	286.50	1.50	1.79
				and	294.00	295.50	1.50	2.49
				and	315.00	318.00	3.00	0.18
				and	334.50	339.00	4.50	0.62

include	336.00	337.50	1.50	1.54
and	340.50	343.50	3.00	0.22
and	346.50	348.00	1.50	0.43
and	364.50	366.00	1.50	0.44

2011 SAN FRANCISCO DRILL PROGRAM
SUMMARY OF SIGNIFICANT DRILL ASSAY RESULTS FOR THE AREA AT THE SOUTH OF
THE SAN FRANCISCO PIT

Drill Hole Number	Depth (m)	Angle (°)	Azimut h (°)	Section Line	Intersections (metres)			Assay Result Gold (g/t)
					From	To	True Width
TF-165	201.16	-90	0	1360 W	4.57	6.10	1.53	0.30
				and	62.48	70.10	7.62	0.28
				and	79.25	80.77	1.52	0.63
				and	86.87	88.39	1.52	0.67
TF-207	176.78	-90	0	1380 W	0.00	6.10	6.10	0.28
				and	99.06	105.16	6.10	0.32
TF-310	152.4	-90	0	1380 W	51.82	53.34	1.52	0.20
				and	56.39	57.91	1.52	0.26
				and	67.06	68.58	1.52	1.12
TF-315	167.64	-90	0	1400 W	1.52	3.05	1.53	0.37
				and	33.53	41.15	7.62	0.22
TF-334	121.92	-90	0	1420 W	36.58	38.10	1.52	0.97
				and	85.34	88.39	3.05	0.58
TF-356	121.92	-90	0	1440 W	28.96	30.48	1.52	0.28
				and	35.05	39.62	4.57	0.94
				and	54.86	56.39	1.53	0.23
				and	62.48	64.01	1.53	0.33
TF-357	121.92	-90	0	1440 W	0.00	3.05	3.05	0.23
				and	28.96	32.00	3.04	0.37
				and	41.15	51.82	10.67	0.40
				and	103.63	105.16	1.53	0.80
TF-385	121.92	-90	0	1460 W	10.67	16.76	6.09	0.42
				and	99.06	102.11	3.05	0.22
				and	103.63	108.20	4.57	0.54
TF-470	161.54	-90	0	1320 W	24.38	25.91	1.53	0.23
				and	47.24	57.91	10.67	0.81
				and	71.63	73.15	1.52	0.47
				and	138.68	147.83	9.15	0.49
				and	152.40	153.92	1.52	0.60
				and	156.97	158.50	1.53	0.67
TF-471	131.06	-90	0	1320 W	15.24	27.43	12.19	1.04
				include	25.91	27.43	1.52	3.43
				and	35.05	38.10	3.05	0.92
				and	48.77	53.34	4.57	0.35
				and	67.06	68.58	1.52	1.17
TF-636	121.92	-90	0	1020 W	25.91	27.43	1.52	1.10
				and	30.48	38.10	7.62	3.49
				include	32.00	33.53	1.53	3.45
				include	33.53	35.05	1.52	7.00
				include	35.05	36.58	1.53	3.67
				and	96.01	97.54	1.53	0.43
				and	100.58	102.11	1.53	0.50

TF-637	121.92	-90	0	1020 W	1.52	3.05	1.53	1.05
				and	27.43	30.48	3.05	0.33
				and	103.63	108.20	4.57	4.36
				include	103.63	105.16	1.53	10.50
				and	114.30	118.87	4.57	1.10
TF-155	170.68	-90	0	1360 W	13.72	16.76	3.04	0.68
				and	24.38	28.96	4.58	0.19
				and	32.00	33.53	1.53	1.77
TF-162	167.64	-90	0	1360 W	3.05	6.10	3.05	0.19
				and	42.67	50.29	7.62	0.37
				and	99.06	100.58	1.52	0.40
				and	124.97	129.54	4.57	0.25
TF-204	158.49	-90	0	1380 W	4.57	9.14	4.57	0.84
				and	7.62	9.14	1.52	2.14
				and	24.38	25.91	1.53	0.41
				and	70.10	76.20	6.10	0.25
TF-330	164.59	-90	0	1420 W	35.05	36.58	1.53	0.52
				and	45.72	47.25	1.53	0.46
				and	71.63	74.68	3.05	0.20
TF-331	152.40	-90	0	1420 W	18.29	21.34	3.05	0.24
				and	59.44	60.96	1.52	0.64
				and	64.01	65.53	1.52	0.21
				and	128.02	129.54	1.52	0.96
TF-332	167.64	-90	0	1420 W	0.00	10.67	10.67	0.72
TF-333	170.68	-90	0	1420 W	0.00	1.52	1.52	0.17
				and	19.81	21.34	1.53	0.19
				and	56.39	59.44	3.05	0.43
TF-352	128.02	-90	0	1440 W	3.05	4.57	1.52	1.07
				and	30.48	33.53	3.05	1.47
				include	30.48	32.00	1.52	2.68
				and	44.20	47.24	3.04	0.81
				and	51.82	60.96	9.14	0.33
TF-354	164.59	-90	0	1440 W	0.00	6.10	6.10	0.58
				and	22.86	24.38	1.52	0.33
				and	47.24	48.77	1.52	0.21
				and	118.87	120.40	1.52	1.51
TF-355	167.64	-90	0	1440 W	0.00	1.52	1.52	1.82
				and	28.96	36.58	7.62	1.71
				include	30.48	32.00	1.52	4.11
				include	32.00	33.53	1.53	2.99
TF-372	152.40	-90	0	1460 W	9.14	12.19	3.05	0.23
				and	30.48	51.82	21.34	0.42
TF-373	135.64	-90	0	1460 W	1.52	15.24	13.72	0.34
				and	51.82	53.34	1.52	0.21
				and	94.49	97.54	3.05	0.57
TF-375	170.68	-90	0	1460 W	0.00	1.52	1.52	0.17
				and	44.20	45.72	1.52	0.54
				and	65.53	68.58	3.05	0.15
TF-395	152.40	-90	0	1480 W	4.57	7.62	3.05	0.37
				and	13.72	15.24	1.52	0.25
				and	24.38	30.48	6.10	0.24
				and	45.72	48.77	3.05	0.25
TF-468	155.44	-90	0	1340 W	0.00	1.52	1.52	0.17
				and	94.49	100.58	6.09	0.55
TF-472	161.54	-90	0	1320 W	1.52	6.10	4.58	2.24

				include	3.05	4.57	1.52	3.73
				and	106.68	108.20	1.52	0.79
				and	143.26	147.83	4.57	0.35
				and	150.88	153.92	3.04	0.26
TF-473	155.46	-90	0	1320 W	38.10	42.67	4.57	0.27
TF-476	161.54	-90	0	1300 W	3.05	4.57	1.52	0.33
				and	73.15	74.68	1.53	1.06
TF-477	97.53	-90	0	1300 W	15.24	18.29	3.05	2.94
				include	15.24	16.76	1.52	5.57
				and	53.34	57.91	4.57	0.33
TF-791	30.48	-90	0	650 W	4.57	12.19	7.62	2.03
				include	4.57	6.10	1.53	4.85
				include	6.10	7.62	1.52	3.33
TF-396	167.64	-90	0	1480 W	1.52	9.14	7.62	1.51
				include	3.05	4.57	1.52	5.92
				and	22.86	25.91	3.05	0.55
TF-406	149.35	-90	0	1500 W	144.78	149.35	4.57	1.21
				include	146.30	147.83	1.52	3.14
TF-792	131.06	-90	0	1120 W	0.00	1.52	1.52	1.14
				and	35.05	36.58	1.53	1.19
				and	85.34	86.87	1.53	0.67
				and	89.92	108.20	18.28	1.15
				include	96.01	97.54	1.53	2.18
				include	103.63	105.16	1.53	2.91
				include	105.16	106.68	1.52	4.73
				and	112.78	114.30	1.52	1.40
TF-793	121.92	-90	0	960 W	70.10	82.30	12.20	2.14
				include	74.68	76.20	1.52	2.82
				include	77.72	79.25	1.53	9.63
TF-794	131.06	-90	0	960 W	59.44	70.10	10.66	1.33
				include	64.01	65.53	1.52	6.83
TF-795	121.92	-90	0	1000 W	12.19	18.29	6.10	0.74
				and	36.58	38.10	1.52	0.69
				and	117.35	118.87	1.52	1.10
TF-796	137.16	-90	0	980 W	15.24	19.81	4.57	0.32
				and	44.20	45.72	1.52	1.78
				and	54.86	60.96	6.10	0.24
				and	70.10	71.63	1.53	0.75
				and	100.58	105.16	4.58	0.81
				and	117.35	121.92	4.57	0.85
TF-797	131.06	-90	0	960 W	12.19	13.72	1.53	0.42
				and	39.62	41.15	1.53	0.23
				and	47.24	51.82	4.58	0.58
				and	82.30	88.39	6.09	0.62
				and	91.44	94.49	3.05	0.25
				and	114.30	121.92	7.62	0.92
				include	114.30	115.82	1.52	3.73
				and	124.97	128.02	3.05	0.72
TF-798	121.92	-90	0	1000 W	1.52	3.05	1.53	1.96
				and	16.76	18.29	1.53	0.70
				and	76.20	77.72	1.52	0.52
				and	92.96	94.49	1.53	1.62
				and	114.30	117.35	3.05	0.49
TF-799	134.11	-90	0	1020 W	38.10	41.15	3.05	0.31
				and	86.87	89.92	3.05	0.34

				and	103.63	112.78	9.15	0.97
				include	106.68	108.20	1.52	3.51
				and	118.87	123.44	4.57	1.76
				include	120.40	121.92	1.52	4.84
				and	128.02	132.59	4.57	0.29
TF-801	164.59	-90	0	1040 W	97.54	99.06	1.52	2.53
				and	103.63	105.16	1.53	2.73
				and	121.92	123.44	1.52	1.03
				and	163.07	164.59	1.52	0.36
TF-803	155.44	-90	0	1060 W	42.67	48.77	6.10	0.54
				and	59.44	62.48	3.04	0.33
				and	92.96	99.06	6.10	1.54
				include	94.49	96.01	1.52	5.55
				and	109.73	123.44	13.71	1.58
				include	112.78	114.30	1.52	3.84
				include	117.35	118.87	1.52	5.11
				and	129.54	143.26	13.72	1.00
				include	132.59	134.11	1.52	4.37
				include	134.11	135.64	1.53	2.58
				and	146.30	150.88	4.58	0.39
TF-805	188.97	-90	0	1120 W	1.52	3.05	1.53	0.29
				and	30.48	35.05	4.57	1.50
				include	30.48	32.00	1.52	3.70
				and	117.35	123.44	6.09	1.21
				include	120.40	121.92	1.52	3.81
				and	135.64	141.73	6.09	0.28
				and	160.02	175.26	15.24	2.05
				include	161.54	163.07	1.53	4.36
				include	163.07	164.59	1.52	3.36
				include	164.59	166.12	1.53	5.61
				include	166.12	167.64	1.52	4.63
TF-807	158.49	-90	0	1120 W	48.77	50.29	1.52	2.13
				and	51.82	53.34	1.52	0.46
				and	109.73	131.06	21.33	0.41
TF-809	158.49	-90	0	1120 W	16.76	22.86	6.10	0.38
				and	27.43	32.00	4.57	0.26
				and	65.53	70.10	4.57	0.69
				and	92.96	94.49	1.53	3.22
				and	103.63	106.68	3.05	0.33
				and	109.73	112.78	3.05	0.30
				and	117.35	126.49	9.14	3.69
				include	120.40	121.92	1.52	19.82
				and	128.02	138.68	10.66	2.44
				include	132.58	134.11	1.53	13.46
TF-1214	155.45	-50	205	460 W	7.62	13.72	6.10	0.28
				and	16.76	19.81	3.05	0.47
				and	53.34	56.39	3.05	0.48
				and	71.63	74.68	3.05	0.75
				and	97.54	100.58	3.04	0.32
TF-1219	161.54	-50	205	500 W	4.57	10.67	6.10	0.22
				and	15.24	21.34	6.10	0.92
				include	16.76	18.29	1.53	2.03
TF-1221	167.54	-50	205	560 W	0.00	1.52	1.52	0.40
				and	39.62	48.77	9.15	1.54
				include	39.62	41.15	1.53	8.54

				and	89.92	91.44	1.52	0.38
				and	120.40	123.44	3.04	0.63
TF-1223	167.64	-50	205	560 W	21.34	27.43	6.09	0.32
				and	39.62	42.67	3.05	0.32
				and	108.20	111.25	3.05	0.54
				and	163.07	164.59	1.52	0.40
TF-1225	155.45	-50	205	600 W	13.72	16.76	3.04	0.77
				and	21.34	22.86	1.52	0.27
				and	25.91	28.96	3.05	0.50
				and	33.53	35.05	1.52	0.43
TF-1227	155.45	-50	205	760 W	10.67	12.19	1.52	0.37
				and	18.29	19.81	1.52	0.23
				and	65.53	67.06	1.53	0.80
				and	83.82	85.34	1.52	0.37
TF-1228	155.45	-50	205	760 W	25.91	30.48	4.57	0.30
				and	41.15	42.67	1.52	0.40
				and	88.39	89.92	1.53	0.51
				and	94.49	97.54	3.05	0.35
TF-1327	252.98	-70	205	1000 W	42.67	48.77	6.10	0.26
				and	68.58	70.10	1.52	0.60
				and	150.88	155.45	4.57	0.38
				and	211.84	213.36	1.52	0.26
				and	220.98	224.03	3.05	0.20
				and	228.60	234.70	6.10	0.37
				and	240.79	246.89	6.10	0.21
				and	248.41	249.94	1.52	0.18
TF-1329	163.07	-70	205	980 W	15.24	16.76	1.52	0.50
				and	70.10	71.63	1.52	0.73
				and	88.39	96.01	7.62	1.28
				include	91.44	92.96	1.52	2.03
				and	138.68	147.83	9.15	0.34
TF-1331	201.17	-70	205	620 W	7.62	10.67	3.05	0.27
				and	27.43	28.96	1.52	0.29
				and	36.58	41.15	4.57	0.24
				and	51.82	56.39	4.57	0.80
				include	53.34	54.86	1.52	1.99
				and	80.77	85.34	4.57	0.16
TF-1332	256.03	-70	205	740 W	0.00	3.05	3.05	1.69
				include	0.00	1.52	1.52	2.67
				and	21.336	22.86	1.524	0.252
				and	54.86	59.44	4.57	0.57
				include	57.91	59.44	1.52	1.43
				and	97.54	99.06	1.52	0.24
				and	103.63	106.68	3.05	0.70
				and	111.25	112.78	1.52	0.26
				and	126.49	128.02	1.52	0.38
				and	129.54	135.64	6.10	0.57
				include	134.11	135.64	1.52	2.04
				and	217.93	220.98	3.05	0.16
				and	239.27	245.36	6.10	0.23
TF-1337	310.90	-90	0	620 W	3.05	4.57	1.52	0.34
				and	7.62	9.14	1.52	0.25
				and	22.86	24.38	1.52	0.26
				and	65.53	67.06	1.53	0.43
				and	114.30	118.87	4.57	0.20

TF-1341	252.98	-70	205	640 W	0.00	7.62	7.62	0.65
				and	38.10	39.62	1.52	0.25
				and	42.67	44.20	1.53	0.20
				and	54.86	56.39	1.53	0.27
				and	79.25	82.30	3.05	0.44
				and	147.83	149.35	1.52	0.31
				and	205.74	207.26	1.52	0.44
				and	213.36	214.88	1.52	0.40
TF-1345	326.14	-90	0	640 W	0.00	9.14	9.14	1.33
				include	1.52	3.05	1.53	2.10
				and	41.15	42.67	1.52	0.99
				and	54.86	56.39	1.53	0.51
				and	65.53	73.15	7.62	0.16
				and	263.65	265.18	1.53	0.40
				and	315.47	316.99	1.52	0.97
TF-1348	256.03	-70	205	660 W	0.00	10.67	10.67	1.05
				and	25.91	28.96	3.05	0.34
				and	77.72	82.30	4.58	0.17
				and	123.44	124.97	1.53	0.27
				and	242.32	243.84	1.52	0.92
TFD-70	501.65	-70	205	700 W	0.00	1.50	1.50	0.65
				and	13.50	15.00	1.50	0.35
				and	40.50	42.00	1.50	0.21
				and	57.00	58.50	1.50	0.28
				and	70.50	75.00	4.50	0.16
				and	164.50	172.00	7.50	0.45
				and	241.00	242.50	1.50	0.25
				and	319.00	320.50	1.50	0.27
TFD-72	255.1	-70	205	800 W	1.50	4.50	3.00	0.32
				and	9.00	10.50	1.50	0.49
				and	21.00	25.50	4.50	0.32
				and	28.00	39.00	11.00	0.46
				and	43.50	54.00	10.50	0.84
				include	52.50	54.00	1.50	2.22
				and	69.00	87.00	18.00	0.17
				and	94.50	102.00	7.50	0.48
				and	129.00	136.50	7.50	0.41
				and	150.00	156.00	6.00	0.32
				and	181.50	184.50	3.00	0.95
				and	198.00	205.50	7.50	0.37
TFD-74	250.50	-70	205	600 W	18.00	22.50	4.50	0.61
				and	42.00	46.50	4.50	0.76
				and	55.50	58.50	3.00	0.41
				and	69.00	70.50	1.50	0.35
				and	193.50	196.50	3.00	0.26

2011 SAN FRANCISCO DRILL PROGRAM
SUMMARY OF SIGNIFICANT DRILL ASSAY RESULTS FOR THE AREA AT
THE SOUTH OF THE SAN FRANCISCO PIT

Drill Hole Number	Depth (m)	Angle (°)	Azimuth (°)	Section Line	Intersections (metres)			Assay Result Gold (g/t)
					From	To	True Width
TF-165	201.16	-90	0	1360 W	4.57	6.10	1.53	0.30
				and	62.48	70.10	7.62	0.28
				and	79.25	80.77	1.52	0.63
				and	86.87	88.39	1.52	0.67
TF-207	176.78	-90	0	1380 W	0.00	6.10	6.10	0.28
				and	99.06	105.16	6.10	0.32
TF-310	152.4	-90	0	1380 W	51.82	53.34	1.52	0.20
				and	56.39	57.91	1.52	0.26
				and	67.06	68.58	1.52	1.12
TF-315	167.64	-90	0	1400 W	1.52	3.05	1.53	0.37
				and	33.53	41.15	7.62	0.22
TF-334	121.92	-90	0	1420 W	36.58	38.10	1.52	0.97
				and	85.34	88.39	3.05	0.58
TF-356	121.92	-90	0	1440 W	28.96	30.48	1.52	0.28
				and	35.05	39.62	4.57	0.94
				and	54.86	56.39	1.53	0.23
				and	62.48	64.01	1.53	0.33
TF-357	121.92	-90	0	1440 W	0.00	3.05	3.05	0.23
				and	28.96	32.00	3.04	0.37
				and	41.15	51.82	10.67	0.40
				and	103.63	105.16	1.53	0.80
TF-385	121.92	-90	0	1460 W	10.67	16.76	6.09	0.42
				and	99.06	102.11	3.05	0.22
				and	103.63	108.20	4.57	0.54
TF-470	161.54	-90	0	1320 W	24.38	25.91	1.53	0.23
				and	47.24	57.91	10.67	0.81
				and	71.63	73.15	1.52	0.47
				and	138.68	147.83	9.15	0.49
				and	152.40	153.92	1.52	0.60
				and	156.97	158.50	1.53	0.67
TF-471	131.06	-90	0	1320 W	15.24	27.43	12.19	1.04
				include	25.91	27.43	1.52	3.43
				and	35.05	38.10	3.05	0.92
				and	48.77	53.34	4.57	0.35
				and	67.06	68.58	1.52	1.17
TF-636	121.92	-90	0	1020 W	25.91	27.43	1.52	1.10
				and	30.48	38.10	7.62	3.49
				include	32.00	33.53	1.53	3.45
				include	33.53	35.05	1.52	7.00
				include	35.05	36.58	1.53	3.67
				and	96.01	97.54	1.53	0.43
				and	100.58	102.11	1.53	0.50
TF-637	121.92	-90	0	1020 W	1.52	3.05	1.53	1.05
				and	27.43	30.48	3.05	0.33
				and	103.63	108.20	4.57	4.36

				include	103.63	105.16	1.53	10.50
				and	114.30	118.87	4.57	1.10
TF-155	170.68	-90	0	1360 W	13.72	16.76	3.04	0.68
				and	24.38	28.96	4.58	0.19
				and	32.00	33.53	1.53	1.77
TF-162	167.64	-90	0	1360 W	3.05	6.10	3.05	0.19
				and	42.67	50.29	7.62	0.37
				and	99.06	100.58	1.52	0.40
				and	124.97	129.54	4.57	0.25
TF-204	158.49	-90	0	1380 W	4.57	9.14	4.57	0.84
				and	7.62	9.14	1.52	2.14
				and	24.38	25.91	1.53	0.41
				and	70.10	76.20	6.10	0.25
TF-330	164.59	-90	0	1420 W	35.05	36.58	1.53	0.52
				and	45.72	47.25	1.53	0.46
				and	71.63	74.68	3.05	0.20
TF-331	152.40	-90	0	1420 W	18.29	21.34	3.05	0.24
				and	59.44	60.96	1.52	0.64
				and	64.01	65.53	1.52	0.21
				and	128.02	129.54	1.52	0.96
TF-332	167.64	-90	0	1420 W	0.00	10.67	10.67	0.72
TF-333	170.68	-90	0	1420 W	0.00	1.52	1.52	0.17
				and	19.81	21.34	1.53	0.19
				and	56.39	59.44	3.05	0.43
TF-352	128.02	-90	0	1440 W	3.05	4.57	1.52	1.07
				and	30.48	33.53	3.05	1.47
				include	30.48	32.00	1.52	2.68
				and	44.20	47.24	3.04	0.81
				and	51.82	60.96	9.14	0.33
TF-354	164.59	-90	0	1440 W	0.00	6.10	6.10	0.58
				and	22.86	24.38	1.52	0.33
				and	47.24	48.77	1.52	0.21
				and	118.87	120.40	1.52	1.51
TF-355	167.64	-90	0	1440 W	0.00	1.52	1.52	1.82
				and	28.96	36.58	7.62	1.71
				include	30.48	32.00	1.52	4.11
				include	32.00	33.53	1.53	2.99
TF-372	152.40	-90	0	1460 W	9.14	12.19	3.05	0.23
				and	30.48	51.82	21.34	0.42
TF-373	135.64	-90	0	1460 W	1.52	15.24	13.72	0.34
				and	51.82	53.34	1.52	0.21
				and	94.49	97.54	3.05	0.57
TF-375	170.68	-90	0	1460 W	0.00	1.52	1.52	0.17
				and	44.20	45.72	1.52	0.54
				and	65.53	68.58	3.05	0.15
TF-395	152.40	-90	0	1480 W	4.57	7.62	3.05	0.37
				and	13.72	15.24	1.52	0.25
				and	24.38	30.48	6.10	0.24
				and	45.72	48.77	3.05	0.25
TF-468	155.44	-90	0	1340 W	0.00	1.52	1.52	0.17
				and	94.49	100.58	6.09	0.55
TF-472	161.54	-90	0	1320 W	1.52	6.10	4.58	2.24

				include	3.05	4.57	1.52	3.73
				and	106.68	108.20	1.52	0.79
				and	143.26	147.83	4.57	0.35
				and	150.88	153.92	3.04	0.26
TF-473	155.46	-90	0	1320 W	38.10	42.67	4.57	0.27
TF-476	161.54	-90	0	1300 W	3.05	4.57	1.52	0.33
				and	73.15	74.68	1.53	1.06
TF-477	97.53	-90	0	1300 W	15.24	18.29	3.05	2.94
				include	15.24	16.76	1.52	5.57
				and	53.34	57.91	4.57	0.33
TF-791	30.48	-90	0	650 W	4.57	12.19	7.62	2.03
				include	4.57	6.10	1.53	4.85
				include	6.10	7.62	1.52	3.33
TF-396	167.64	-90	0	1480 W	1.52	9.14	7.62	1.51
				include	3.05	4.57	1.52	5.92
				and	22.86	25.91	3.05	0.55
TF-406	149.35	-90	0	1500 W	144.78	149.35	4.57	1.21
				include	146.30	147.83	1.52	3.14
TF-792	131.06	-90	0	1120 W	0.00	1.52	1.52	1.14
				and	35.05	36.58	1.53	1.19
				and	85.34	86.87	1.53	0.67
				and	89.92	108.20	18.28	1.15
				include	96.01	97.54	1.53	2.18
				include	103.63	105.16	1.53	2.91
				include	105.16	106.68	1.52	4.73
				and	112.78	114.30	1.52	1.40
TF-793	121.92	-90	0	960 W	70.10	82.30	12.20	2.14
				include	74.68	76.20	1.52	2.82
				include	77.72	79.25	1.53	9.63
TF-794	131.06	-90	0	960 W	59.44	70.10	10.66	1.33
				include	64.01	65.53	1.52	6.83
	121.92	-90	0	1000 W	12.19	18.29	6.10	0.74
TF-795				and	36.58	38.10	1.52	0.69
				and	117.35	118.87	1.52	1.10
TF-796	137.16	-90	0	980 W	15.24	19.81	4.57	0.32
				and	44.20	45.72	1.52	1.78
				and	54.86	60.96	6.10	0.24
				and	70.10	71.63	1.53	0.75
				and	100.58	105.16	4.58	0.81
				and	117.35	121.92	4.57	0.85
TF-797	131.06	-90	0	960 W	12.19	13.72	1.53	0.42
				and	39.62	41.15	1.53	0.23
				and	47.24	51.82	4.58	0.58
				and	82.30	88.39	6.09	0.62
				and	91.44	94.49	3.05	0.25
				and	114.30	121.92	7.62	0.92
				include	114.30	115.82	1.52	3.73
				and	124.97	128.02	3.05	0.72
TF-798	121.92	-90	0	1000 W	1.52	3.05	1.53	1.96
				and	16.76	18.29	1.53	0.70
				and	76.20	77.72	1.52	0.52

				and	92.96	94.49	1.53	1.62
				and	114.30	117.35	3.05	0.49
TF-799	134.11	-90	0	1020 W	38.10	41.15	3.05	0.31
				and	86.87	89.92	3.05	0.34
				and	103.63	112.78	9.15	0.97
				include	106.68	108.20	1.52	3.51
				and	118.87	123.44	4.57	1.76
				include	120.40	121.92	1.52	4.84
				and	128.02	132.59	4.57	0.29
TF-801	164.59	-90	0	1040 W	97.54	99.06	1.52	2.53
				and	103.63	105.16	1.53	2.73
				and	121.92	123.44	1.52	1.03
				and	163.07	164.59	1.52	0.36
TF-803	155.44	-90	0	1060 W	42.67	48.77	6.10	0.54
				and	59.44	62.48	3.04	0.33
				and	92.96	99.06	6.10	1.54
				include	94.49	96.01	1.52	5.55
				and	109.73	123.44	13.71	1.58
				include	112.78	114.30	1.52	3.84
				include	117.35	118.87	1.52	5.11
				and	129.54	143.26	13.72	1.00
				include	132.59	134.11	1.52	4.37
				include	134.11	135.64	1.53	2.58
				and	146.30	150.88	4.58	0.39
TF-805	188.97	-90	0	1120 W	1.52	3.05	1.53	0.29
				and	30.48	35.05	4.57	1.50
				include	30.48	32.00	1.52	3.70
				and	117.35	123.44	6.09	1.21
				include	120.40	121.92	1.52	3.81
				and	135.64	141.73	6.09	0.28
				and	160.02	175.26	15.24	2.05
				include	161.54	163.07	1.53	4.36
				include	163.07	164.59	1.52	3.36
				include	164.59	166.12	1.53	5.61
				include	166.12	167.64	1.52	4.63
TF-807	158.49	-90	0	1120 W	48.77	50.29	1.52	2.13
				and	51.82	53.34	1.52	0.46
				and	109.73	131.06	21.33	0.41
TF-809	158.49	-90	0	1120 W	16.76	22.86	6.10	0.38
				and	27.43	32.00	4.57	0.26
				and	65.53	70.10	4.57	0.69
				and	92.96	94.49	1.53	3.22
				and	103.63	106.68	3.05	0.33
				and	109.73	112.78	3.05	0.30
				and	117.35	126.49	9.14	3.69
				include	120.40	121.92	1.52	19.82
				and	128.02	138.68	10.66	2.44
				include	132.58	134.11	1.53	13.46
TF-1214	155.45	-50	205	460 W	7.62	13.72	6.10	0.28
				and	16.76	19.81	3.05	0.47

				and	53.34	56.39	3.05	0.48
				and	71.63	74.68	3.05	0.75
				and	97.54	100.58	3.04	0.32
TF-1219	161.54	-50	205	500 W	4.57	10.67	6.10	0.22
				and	15.24	21.34	6.10	0.92
				include	16.76	18.29	1.53	2.03
TF-1221	167.54	-50	205	560 W	0.00	1.52	1.52	0.40
				and	39.62	48.77	9.15	1.54
				include	39.62	41.15	1.53	8.54
				and	89.92	91.44	1.52	0.38
				and	120.40	123.44	3.04	0.63
TF-1223	167.64	-50	205	560 W	21.34	27.43	6.09	0.32
				and	39.62	42.67	3.05	0.32
				and	108.20	111.25	3.05	0.54
				and	163.07	164.59	1.52	0.40
TF-1225	155.45	-50	205	600 W	13.72	16.76	3.04	0.77
				and	21.34	22.86	1.52	0.27
				and	25.91	28.96	3.05	0.50
				and	33.53	35.05	1.52	0.43
TF-1227	155.45	-50	205	760 W	10.67	12.19	1.52	0.37
				and	18.29	19.81	1.52	0.23
				and	65.53	67.06	1.53	0.80
				and	83.82	85.34	1.52	0.37
TF-1228	155.45	-50	205	760 W	25.91	30.48	4.57	0.30
				and	41.15	42.67	1.52	0.40
				and	88.39	89.92	1.53	0.51
				and	94.49	97.54	3.05	0.35
TF-1327	252.98	-70	205	1000 W	42.67	48.77	6.10	0.26
				and	68.58	70.10	1.52	0.60
				and	150.88	155.45	4.57	0.38
				and	211.84	213.36	1.52	0.26
				and	220.98	224.03	3.05	0.20
				and	228.60	234.70	6.10	0.37
				and	240.79	246.89	6.10	0.21
				and	248.41	249.94	1.52	0.18
TF-1329	163.07	-70	205	980 W	15.24	16.76	1.52	0.50
				and	70.10	71.63	1.52	0.73
				and	88.39	96.01	7.62	1.28
				include	91.44	92.96	1.52	2.03
				and	138.68	147.83	9.15	0.34
TF-1331	201.17	-70	205	620 W	7.62	10.67	3.05	0.27
				and	27.43	28.96	1.52	0.29
				and	36.58	41.15	4.57	0.24
				and	51.82	56.39	4.57	0.80
				include	53.34	54.86	1.52	1.99
				and	80.77	85.34	4.57	0.16
TF-1332	256.03	-70	205	740 W	0.00	3.05	3.05	1.69
				include	0.00	1.52	1.52	2.67
				and	21.336	22.86	1.524	0.252
				and	54.86	59.44	4.57	0.57
				include	57.91	59.44	1.52	1.43

				and	97.54	99.06	1.52	0.24
				and	103.63	106.68	3.05	0.70
				and	111.25	112.78	1.52	0.26
				and	126.49	128.02	1.52	0.38
				and	129.54	135.64	6.10	0.57
				include	134.11	135.64	1.52	2.04
				and	217.93	220.98	3.05	0.16
				and	239.27	245.36	6.10	0.23
TF-1337	310.90	-90	0	620 W	3.05	4.57	1.52	0.34
				and	7.62	9.14	1.52	0.25
				and	22.86	24.38	1.52	0.26
				and	65.53	67.06	1.53	0.43
				and	114.30	118.87	4.57	0.20
TF-1341	252.98	-70	205	640 W	0.00	7.62	7.62	0.65
				and	38.10	39.62	1.52	0.25
				and	42.67	44.20	1.53	0.20
				and	54.86	56.39	1.53	0.27
				and	79.25	82.30	3.05	0.44
				and	147.83	149.35	1.52	0.31
				and	205.74	207.26	1.52	0.44
				and	213.36	214.88	1.52	0.40
TF-1345	326.14	-90	0	640 W	0.00	9.14	9.14	1.33
				include	1.52	3.05	1.53	2.10
				and	41.15	42.67	1.52	0.99
				and	54.86	56.39	1.53	0.51
				and	65.53	73.15	7.62	0.16
				and	263.65	265.18	1.53	0.40
				and	315.47	316.99	1.52	0.97
TF-1348	256.03	-70	205	660 W	0.00	10.67	10.67	1.05
				and	25.91	28.96	3.05	0.34
				and	77.72	82.30	4.58	0.17
				and	123.44	124.97	1.53	0.27
				and	242.32	243.84	1.52	0.92
TFD-70	501.65	-70	205	700 W	0.00	1.50	1.50	0.65
				and	13.50	15.00	1.50	0.35
				and	40.50	42.00	1.50	0.21
				and	57.00	58.50	1.50	0.28
				and	70.50	75.00	4.50	0.16
				and	164.50	172.00	7.50	0.45
				and	241.00	242.50	1.50	0.25
				and	319.00	320.50	1.50	0.27
TFD-72	255.1	-70	205	800 W	1.50	4.50	3.00	0.32
				and	9.00	10.50	1.50	0.49
				and	21.00	25.50	4.50	0.32
				and	28.00	39.00	11.00	0.46
				and	43.50	54.00	10.50	0.84
				include	52.50	54.00	1.50	2.22
				and	69.00	87.00	18.00	0.17
				and	94.50	102.00	7.50	0.48
				and	129.00	136.50	7.50	0.41
				and	150.00	156.00	6.00	0.32
				and	181.50	184.50	3.00	0.95

				and	198.00	205.50	7.50	0.37
TFD-74	250.50	-70	205	600 W	18.00	22.50	4.50	0.61
				and	42.00	46.50	4.50	0.76
				and	55.50	58.50	3.00	0.41
				and	69.00	70.50	1.50	0.35
				and	193.50	196.50	3.00	0.26

2011 SAN FRANCISCO DRILL PROGRAM
SUMMARY OF SIGNIFICANT DRILL ASSAY RESULTS FOR THE AREA AT THE WEST OF THE
SAN FRANCISCO PIT

Drill Hole Number	Depth (m)	Angl e (°)	Azimut h (°)	Section Line	Intersections (metres)			Assay Result Gold (g/t)
					From	To	True Width
TF-992	76.20	-90	0	1480 W	12.19	15.24	3.05	1.10

				include	12.19	13.72	1.53	2.09
				and	54.86	67.06	12.20	0.84
				include	59.44	60.96	1.52	4.37
TF-1174	128.02	-70	205	1560 W	18.29	19.81	1.52	0.20

				and	64.01	68.58	4.57	0.91
				include	64.01	65.53	1.52	2.46
				and	73.15	74.68	1.53	0.34
TF-1176	128.01	-70	205	1580 W	36.58	41.15	4.57	0.28

				and	42.67	44.20	1.53	0.24
				and	103.63	106.68	3.05	1.09
				include	105.16	106.68	1.52	2.52

TF-1178	121.92	-70	205	1580 W	12.19	22.86	10.67	0.44
				and	91.44	92.96	1.52	1.82

TF-1180	128.02	-70	205	1560 W	19.81	30.48	10.67	0.26
				and	114.30	115.82	1.52	0.28
TF-1182	131.01	-70	205	1560 W	80.77	91.44	10.67	0.51

TF 1184	121.92	-70	205	1580 W	44.20	45.72	1.52	1.50
				and	51.82	53.34	1.52	0.16
TF-1186	137.16	-70	205	1560 W	1.52	10.67	9.15	0.16

				and	24.38	25.91	1.53	0.32
				and	32.00	38.10	6.10	2.25
				include	35.05	36.58	1.53	8.50
TF-1188	140.20	-70	205	1580 W	13.72	18.29	4.57	0.91
				include	15.24	16.76	1.52	2.47

				and	96.01	99.06	3.05	0.18
				and	106.68	109.73	3.05	0.31
				and	129.54	131.06	1.52	0.53
				and	134.11	135.64	1.53	1.73
TFD-84	500.45	-70	205	1500 W	18.00	19.50	1.50	0.35
				and	52.50	55.50	3.00	0.19
				and	109.50	124.50	15.00	0.24
				and	220.50	223.50	3.00	0.23
				and	232.50	235.50	3.00	0.37
				and	244.50	252.00	7.50	0.86
				and	285.00	286.50	1.50	1.12

2011 SAN FRANCISCO DRILL PROGRAM
SUMMARY OF SIGNIFICANT DRILL ASSAY RESULTS WITHIN THE SAN FRANCISCO PIT

Drill Hole Number	Depth (m)	Angl e (°)	Azimut h (°)	Section Line	Intersections (metres)			Assay Result Gold (g/t)
					From	To	True Width
TF-783	42.67	-90	0	640 W	35.05	39.62	4.57	0.48
TF-784	42.67	-90	0	640 W	0.00	4.50	4.50	0.43
				and	24.38	27.43	3.05	2.38
				include	25.91	27.43	1.52	4.37
TF-785	42.67	-90	0	660 W	24.38	25.91	1.53	0.53
TF786	42.67	-90	0	640 W	0.00	1.52	1.52	0.13
				and	4.57	6.10	1.53	0.17
				and	25.91	27.43	1.52	4.47
				and	39.62	42.67	3.05	0.54
TF-787	42.67	-90	0	660 W	0.00	1.52	1.52	0.73
				and	22.86	24.38	1.52	1.07
				and	38.10	42.67	4.57	0.66
TF-788	51.81	-90	0	480 W	27.43	28.96	1.53	0.53
TF-789	51.81	-90	0	480 W	12.19	15.24	3.05	0.12
TF-790	51.81	-90	0	420 W	4.57	6.10	1.53	1.13
				and	16.76	18.29	1.53	0.73
TF-857	134.11	-60	205	1080 W	0.00	1.52	1.52	0.30
				and	50.29	53.34	3.05	1.59
				include	50.29	51.82	1.53	2.87
				and	105.16	111.25	6.09	0.20
				and	123.44	128.02	4.58	0.21
TF-858	124.96	-90	0	1080 W	0.00	4.57	4.57	0.21
				and	13.72	18.29	4.57	1.28
				and	71.63	76.20	4.57	0.18
TF-859	112.78	-60	205	1100 W	48.77	53.34	4.57	0.73
				and	56.39	57.91	1.52	0.32
				and	102.11	105.16	3.05	0.25
TF-860	137.16	-90	0	1100 W	42.67	50.29	7.62	3.93
				include	42.67	44.20	1.53	10.67
				include	44.20	45.72	1.52	6.46
				and	57.91	60.96	3.05	1.08
				and	68.58	74.68	6.10	2.80
				include	70.10	71.63	1.53	5.39
				include	71.63	73.15	1.52	2.23
				include	73.15	74.68	1.53	2.59
				and	82.30	83.82	1.52	0.52
				and	92.96	94.49	1.53	0.87
				and	97.54	102.11	4.57	0.32
TF-863	70.10	-70	205	1100 W	16.76	38.10	21.34	1.46
				and	42.67	45.72	3.05	2.36
				and	50.29	56.38	6.09	0.63
				and	62.48	67.05	4.57	0.63
TF-864	70.10	-70	205	1080 W	3.04	4.57	1.53	0.27
				and	15.24	16.76	1.52	0.25
				and	24.38	25.90	1.52	0.65
				and	30.48	42.67	12.19	0.83

				and	47.22	54.86	7.64	0.90
TF-865	57.91	-70	205	1060 W	0.00	6.09	6.09	0.62
				and	9.14	10.66	1.52	0.30
				and	13.71	30.48	16.77	0.65
TF-866	30.48	-70	205	1160 W	0.00	6.09	6.09	0.86
				and	9.14	21.33	12.19	4.23
				and	27.43	28.95	1.52	0.35
TF-867	30.48	-90	0	1120 W	9.14	22.86	13.72	6.65
				include	9.14	10.67	1.53	11.92
				include	10.67	12.19	1.52	26.50
				include	12.19	13.72	1.53	4.17
				include	18.29	19.81	1.52	5.02
				include	21.34	22.86	1.52	8.67
				and	25.91	27.43	1.52	0.75
				and	50.29	51.82	1.53	0.45
TF-869	82.29	-70	205	1140 W	9.14	16.75	7.61	1.68
				and	21.33	38.10	16.77	1.82
TF-870	100.58	-65	205	1120 W	33.53	53.34	19.81	1.31
				include	47.24	48.77	1.53	8.60
				and	60.96	64.01	3.05	1.39
				include	60.96	62.48	1.52	2.62
				and	73.15	74.68	1.53	3.18
				and	80.77	82.30	1.53	0.60
TF-871	100.58	-70	205	1100 W	21.34	22.86	1.52	4.38
				and	27.43	30.48	3.05	0.75
				and	33.53	36.58	3.05	0.30
				and	44.20	47.24	3.04	1.65
				include	44.20	45.72	1.52	3.03
				and	68.58	70.10	1.52	2.35
				and	77.72	86.87	9.15	0.82
				include	80.77	82.30	1.53	3.58
				and	89.92	99.06	9.14	0.27
TF-872	100.58	-70	205	1080 W	16.76	19.81	3.05	1.62
				include	16.76	18.29	1.53	2.42
				and	41.15	45.72	4.57	1.19
				and	62.48	64.01	1.53	0.48
				and	73.15	74.68	1.53	0.62
				and	79.25	80.77	1.52	1.18
				and	83.82	91.44	7.62	2.05
				include	83.82	85.34	1.52	3.25
				include	85.34	86.87	1.53	5.10
TF-873	91.44	-90	0	1200 W	3.05	6.10	3.05	1.75
				include	3.05	4.57	1.52	2.08
				and	21.34	51.82	30.48	1.84
				include	41.15	42.67	1.52	16.33
				include	42.67	44.20	1.53	7.90
				include	45.72	47.24	1.52	2.18
				and	56.39	64.01	7.62	3.49
				include	57.91	59.44	1.53	3.68
				include	59.44	60.96	1.52	12.42
				and	67.06	70.10	3.04	1.19
TF-874	60.96	-65	205	1160 W	28.96	32.00	3.04	0.25

				and	38.10	48.77	10.67	0.58
				and	53.34	57.91	4.57	0.81
TF-875	82.29	-90	0	1100 W	1.52	3.05	1.53	0.28
				and	41.15	44.20	3.05	1.69
				include	41.15	42.67	1.52	2.65
				and	73.15	76.20	3.05	3.34
				include	73.15	74.68	1.53	6.55
TF-876	70.10	-70	205	1120 W	30.48	32.00	1.52	0.43
				and	35.05	42.67	7.62	0.44
				and	48.77	57.91	9.14	1.05
				include	53.34	54.86	1.52	3.47
				and	68.58	70.10	1.52	0.63
TF-877	76.20	-70	205	1140 W	51.82	53.34	1.52	0.25
TF-878	112.78	-73	205	1040 W	45.72	48.77	3.05	5.38
				include	45.72	47.24	1.52	10.23
				and	70.10	82.30	12.20	0.60
				and	86.87	89.92	3.05	0.47
				and	92.96	111.25	18.29	0.76
				include	96.01	97.54	1.53	2.70
TF-879	51.81	-65	205	1160 W	3.05	4.57	1.52	0.72
				and	22.86	24.38	1.52	0.88
				and	36.58	45.72	9.14	1.69
				include	41.15	42.67	1.52	5.85
TF-880	60.96	-90	0	1180 W	16.76	25.91	9.15	0.28
				and	51.82	53.34	1.52	0.33
				and	57.91	60.96	3.05	0.62
TF-881	60.96	-60	205	1180 W	4.57	6.10	1.53	1.15
				and	12.19	15.24	3.05	0.23
TF-882	60.96	-90	0	1240 W	19.81	22.86	3.05	0.30
				and	32.00	35.05	3.05	0.42
				and	42.67	44.20	1.53	1.12
				and	50.29	53.34	3.05	5.18
				include	50.29	51.82	1.53	3.98
				include	51.82	53.34	1.52	6.37
				and	59.44	60.96	1.52	0.92
TF-883	60.96	-60	205	1240 W	30.48	33.52	3.04	2.70
				include	32.00	33.53	1.53	5.22
				and	38.10	39.62	1.52	0.42
				and	50.29	53.34	3.05	0.29
TF-884	91.44	-70	25	1240 W	15.24	21.34	6.10	0.60
				and	22.86	41.15	18.29	0.73
				include	24.38	25.91	1.53	2.73
				and	62.48	65.53	3.05	0.84
				and	68.58	70.10	1.52	0.25
				and	71.63	73.15	1.52	0.22
				and	77.72	82.30	4.58	3.23
				include	77.72	79.25	1.53	8.22
				and	85.34	91.44	6.10	1.26
				include	86.87	88.39	1.52	3.42
TF-885	51.81	-65	205	1220 W	16.76	19.81	3.05	0.94
				and	27.43	35.05	7.62	1.29
				include	33.53	35.05	1.52	2.62

				and	50.29	51.82	1.53	2.77
TF-886	51.81	-90	0	1060 W	13.72	15.24	1.52	0.50
				and	18.29	22.86	4.57	0.56
TF-887	100.58	-70	205	1060 W	6.10	13.72	7.62	0.77
				include	12.19	13.72	1.53	2.43
				and	50.29	53.34	3.05	1.28
				and	85.34	100.58	15.24	1.32
				include	92.96	94.49	1.53	4.88
				include	96.01	97.54	1.53	2.38
				include	97.54	99.06	1.52	2.20
TF-888	100.58	-65	205	1080 W	0.00	10.67	10.67	0.73
				include	4.57	6.10	1.53	3.02
				and	22.86	36.58	13.72	0.43
				include	25.91	27.43	1.52	2.25
				and	48.77	50.29	1.52	1.17
				and	71.63	73.15	1.52	1.17
				and	80.77	86.87	6.10	0.47
				and	89.92	100.58	10.66	3.15
				include	92.96	94.49	1.53	3.42
				include	94.49	96.01	1.52	5.08
				include	96.01	97.54	1.53	6.38
				include	97.54	99.06	1.52	3.40
				include	99.06	100.58	1.52	2.70
TF-889	82.29	-60	25	1200 W	13.72	15.24	1.52	1.08
				and	38.10	44.20	6.10	4.72
				include	38.10	39.62	1.52	4.72
				include	39.62	41.15	1.53	2.15
				include	42.67	44.20	1.53	11.70
				and	67.06	68.58	1.52	0.65
TF-890	60.96	-65	205	1260 W	35.05	36.58	1.53	2.25
				and	42.67	51.86	9.19	2.79
				include	44.20	45.72	1.52	7.35
				include	45.72	47.24	1.52	3.40
				include	48.77	50.29	1.52	4.35
TF-891	51.81	-90	0	1260 W	18.29	24.40	6.11	0.45
				and	27.43	47.24	19.81	0.84
				include	38.10	39.62	1.52	6.20
TF-893	82.29	-90	0	640 W	0.00	4.57	4.57	0.34
				and	13.72	16.76	3.04	0.55
				and	22.86	24.38	1.52	0.68
				and	38.10	39.62	1.52	0.52
				and	79.25	82.30	3.05	11.59
				include	79.25	80.77	1.52	17.22
				include	80.77	82.30	1.53	5.95
TF-928	121.92	-90	0	880 W	7.62	9.14	1.52	2.73
				and	36.58	39.62	3.04	1.09
				and	73.15	77.72	4.57	0.18
TF-929	155.44	-70	205	920 W	10.67	12.19	1.52	0.98
				and	36.58	45.72	9.14	0.83
				and	53.34	57.91	4.57	0.32
				and	85.34	88.39	3.05	2.99
				include	86.87	88.39	1.52	4.38

				and	134.11	135.64	1.53	2.63
				and	147.83	155.45	7.62	0.41
TF-930	77.53	-70	205	940 W	25.91	36.58	10.67	0.97
				include	28.96	30.48	1.52	4.49
				and	59.44	67.06	7.62	0.24
				and	76.20	79.25	3.05	1.42
				include	70.10	71.63	1.53	2.30
TF-931	112.77	-75	205	900 W	35.05	36.58	1.53	0.32
				and	67.06	68.58	1.52	1.17
				and	70.10	73.15	3.05	0.32
				and	89.92	96.01	6.09	0.44
TF-932	158.49	-70	205	920 W	57.91	60.96	3.05	0.32
				and	64.01	67.06	3.05	0.62
				and	114.30	115.82	1.52	0.86
				and	129.54	131.06	1.52	0.61
				and	134.11	137.16	3.05	0.32
				and	138.68	144.78	6.10	0.48
				and	150.88	153.92	3.04	0.33
TF-935	76.20	-70	205	980 W	25.91	27.43	1.52	0.65
				and	30.48	33.53	3.05	1.84
				include	30.48	32.00	1.52	2.50
				and	53.34	57.91	4.57	0.46
				and	74.68	76.20	1.52	0.31
TF-937	76.20	-70	205	900 W	12.19	16.76	4.57	1.07
				include	13.72	15.24	1.52	2.59
				and	38.10	42.67	4.57	0.54
				and	50.29	51.82	1.53	0.31
				and	71.63	76.20	4.57	0.30
TF-939	100.58	-90	0	1180 W	12.19	15.24	3.05	4.08
				include	12.19	13.72	1.53	7.94
				and	91.44	100.58	9.14	0.56
TF-941	103.63	-90	0	1140 W	59.44	60.96	1.52	0.32
TF-942	100.58	-90	0	1140 W	15.24	18.29	3.05	17.19
				include	15.24	16.76	1.52	25.02
				include	16.76	18.29	1.53	9.37
				and	62.48	64.01	1.53	0.25
				and	73.15	76.20	3.05	0.38
				and	79.25	82.30	3.05	0.35
TF-943	109.72	-90	0	1100 W	0.00	3.05	3.05	0.86
				and	16.76	21.34	4.58	0.85
				and	24.38	32.00	7.62	0.32
				and	68.58	71.63	3.05	0.32
TF-944	76.20	-70	205	1120 W	10.67	12.19	1.52	0.49
TF-945	121.92	-70	205	960 W	70.10	74.68	4.58	2.82
				include	70.10	71.63	1.53	6.30
				include	71.63	73.15	1.52	2.17
				and	76.20	77.72	1.52	0.27
				and	94.49	97.54	3.05	2.53
				include	94.49	96.01	1.52	4.78
TF-946	94.48	-70	205	1120 W	82.30	83.82	1.52	0.43
TF-947	94.48	-70	205	1120 W	9.14	10.67	1.53	0.33
				and	42.67	45.72	3.05	3.78

				include	42.67	44.20	1.53	6.09
				and	67.06	70.10	3.04	2.16
				include	68.58	70.10	1.52	4.16
				and	92.96	100.58	7.62	0.51
TF-949	51.82	-70	205	580 W	0.00	9.14	9.14	0.33
TF-950	82.30	-70	205	980 W	10.67	12.19	1.52	3.50
				and	19.81	25.91	6.10	0.28
				and	30.48	42.67	12.19	1.09
				include	38.10	39.62	1.52	5.60
				and	44.20	45.72	1.52	0.30
				and	80.77	82.30	1.53	2.17
TF-952	82.30	-70	205	960 W	24.38	25.91	1.53	0.38
				and	30.48	36.58	6.10	3.24
				include	32.00	33.53	1.53	4.32
				include	33.53	35.05	1.52	7.31
TF-953	60.96	-90	0	560 W	22.86	27.43	4.57	0.27
				and	28.96	30.48	1.52	0.71
TF-954	76.20	-70	205	980 W	1.52	4.57	3.05	0.27
				and	28.96	35.05	6.09	0.84
				include	30.48	32.00	1.52	2.50
				and	36.58	44.20	7.62	0.52
				and	47.24	48.77	1.53	0.32
				and	67.06	70.10	3.04	1.78
				include	67.06	68.58	1.52	3.00
TF-955	60.96	-60	205	560 W	0.00	4.57	4.57	0.68
TF-956	100.58	-70	205	1300 W	7.62	10.67	3.05	0.22
				and	50.29	53.34	3.05	0.37
				and	62.48	64.01	1.53	0.28
				and	65.53	67.06	1.53	0.60
				and	73.15	79.25	6.10	0.26
				and	88.39	89.92	1.53	0.42
TF-957	100.58	-60	205	580 W	1.52	3.05	1.53	0.97
				and	59.44	60.96	1.52	0.22
				and	64.01	65.53	1.52	0.24
				and	70.10	73.15	3.05	0.35
TF-958	70.10	-70	205	1300 W	16.76	22.86	6.10	0.83
				include	21.34	22.86	1.52	2.66
				and	25.91	42.67	16.76	0.41
				and	57.91	59.44	1.53	0.42
				and	64.01	70.10	6.09	0.21
TF-959	60.96	-90	0	580 W	24.38	25.91	1.53	0.19
TF-960	100.58	-70	205	1280 W	0.00	4.57	4.57	2.11
				include	1.52	3.05	1.53	3.97
				and	27.43	38.10	10.67	0.87
				include	32.00	33.53	1.53	4.29
				and	54.86	56.39	1.53	0.35
TF-961	91.44	-60	25	600 W	67.06	68.58	1.52	0.40
TF-962	82.30	-90	0	1080 W	18.29	21.34	3.05	0.48
				and	33.53	36.58	3.05	0.19
				and	56.39	59.44	3.05	0.26
				and	60.96	64.01	3.05	0.33
TF-963	60.96	-70	205	600 W	18.29	21.34	3.05	0.80

				and	22.86	30.48	7.62	0.27
				and	41.15	45.72	4.57	0.68
				and	56.39	60.96	4.57	1.00
TF-965	76.20	-90	0	620 W	0.00	3.05	3.05	0.40
				and	10.67	15.24	4.57	0.36
				and	57.91	59.44	1.53	0.33
TF-966	100.58	-70	205	1280 W	10.67	16.76	6.09	0.21
				and	19.81	25.91	6.10	0.18
				and	47.24	48.77	1.53	0.20
TF-967	60.96	-70	205	620 W	0.00	4.57	4.57	2.56
				include	0.00	1.52	1.52	5.12
				include	1.52	3.05	1.53	2.39
				and	19.81	21.34	1.53	6.19
TF-969	91.44	-90	0	1040 W	0.00	3.05	3.05	0.89
				and	9.14	16.76	7.62	0.48
				and	27.43	30.48	3.05	0.48
				and	42.67	44.20	1.53	0.22
				and	48.77	51.82	3.05	0.34
				and	76.20	86.87	10.67	0.40
				and	89.92	91.44	1.52	0.60
TF-970	100.58	-70	205	1260 W	83.82	86.87	3.05	0.43
TF-971	100.58	-90	0	1100 W	0.00	1.52	1.52	0.20
				and	99.06	100.58	1.52	1.63
TF-972	100.58	-70	205	1260 W	7.62	9.14	1.52	0.20
				and	10.67	12.19	1.52	0.23
TF-975	51.81	-90	0	1220 W	0.00	1.52	1.52	1.30
				and	33.53	35.05	1.52	0.21
TF-976	60.96	-90	0	1220 W	36.58	41.15	4.57	0.25
				and	51.82	54.86	3.04	0.21
TF-977	100.58	-70	205	1280 W	77.72	79.25	1.53	0.32
TF-978	152.40	-70	205	1200 W	9.14	10.67	1.53	1.38
				and	15.24	18.29	3.05	0.28
				and	65.53	70.10	4.57	0.24
				and	88.39	92.96	4.57	0.29
				and	100.58	123.44	22.86	0.43
				and	126.49	132.59	6.10	0.30
				and	143.20	152.40	9.20	0.33
TF-979	100.58	-90	0	1260 W	64.01	68.58	4.57	0.33
				and	71.63	79.25	7.62	0.27
TF-980	100.58	-70	205	1240 W	0.00	1.52	1.52	0.40
				and	6.10	7.62	1.52	0.79
				and	62.48	64.01	1.53	0.41
				and	94.49	99.06	4.57	0.42
TF-981	140.21	-90	0	1180 W	7.62	12.19	4.57	0.49
				and	25.91	28.96	3.05	0.40
				and	71.63	73.15	1.52	0.25
				and	115.82	117.35	1.53	0.47
TF-982	100.58	-70	205	1240 W	71.63	74.68	3.05	0.29
				and	91.44	94.49	3.05	0.24
TF-983	121.92	-90	0	1180 W	33.53	44.20	10.67	0.79
				include	41.15	42.67	1.52	3.68
				and	48.77	53.34	4.57	0.23

				and	59.44	60.96	1.52	0.37
				and	86.87	92.96	6.09	1.01
				include	88.39	89.92	1.53	3.14
				and	103.63	106.68	3.05	0.31
				and	115.82	120.40	4.58	0.53
TF-984	121.92	-90	0	1320 W	83.82	85.34	1.52	0.31
				and	115.82	120.40	4.58	0.22
TF-985	121.92	-70	205	1200 W	12.19	28.86	16.67	0.74
				include	15.24	16.76	1.52	2.44
				and	96.01	100.58	4.57	0.96
				include	96.01	97.54	1.53	2.63
				and	106.68	109.73	3.05	1.67
				include	111.25	112.78	1.53	3.21
TF-986	100.58	-90	0	1240 W	0.00	1.52	1.52	0.81
				and	68.58	74.68	6.10	0.23
				and	91.44	94.49	3.05	0.40
TF-987	131.06	-70	205	1160 W	41.15	42.67	1.52	1.03
				and	57.91	60.96	3.05	0.26
				and	70.10	73.15	3.05	1.27
				include	70.10	71.63	1.53	2.20
				and	85.34	92.96	7.62	0.64
				and	96.01	99.06	3.05	0.42
				and	114.30	117.35	3.05	23.39
				include	114.30	115.82	1.52	45.70
				and	118.87	120.40	1.53	0.32
TF-988	94.48	-70	205	1220 W	7.62	10.67	3.05	0.29
				and	70.10	71.63	1.53	2.03
				and	73.15	74.68	1.53	0.31
TF-989	76.20	-90	0	1220 W	16.76	19.81	3.05	0.71
				and	32.00	38.10	6.10	0.34
				and	39.62	42.67	3.05	0.19
TF-990	100.58	-90	0	1200 W	24.38	28.96	4.58	0.50
				and	96.01	99.06	3.05	0.50
TF-991	131.06	-70	205	1200 W	36.58	41.15	4.57	0.69
				and	123.44	124.97	1.53	1.08
TF-993	100.58	-90	0	1140 W	3.05	6.10	3.05	0.22
				and	68.58	76.20	7.62	0.25
				and	77.72	79.25	1.53	0.29
				and	83.82	91.44	7.62	0.48
TF-995	85.34	-70	205	1160 W	18.29	21.34	3.05	1.61
				include	18.29	19.81	1.52	2.63
				and	24.38	25.91	1.53	0.54
				and	74.68	79.25	4.57	0.22
TF-997	100.58	-90	0	1140 W	19.81	27.43	7.62	2.01
				include	19.81	21.34	1.53	4.44
				include	21.34	22.86	1.52	2.91
				and	50.29	54.86	4.57	0.30
				and	73.15	76.20	3.05	0.47
				and	94.49	100.58	6.09	0.34
TF-998	100.58	-90	0	1180 W	96.01	97.54	1.53	0.25
TF-999	109.73	-90	0	1160 W	18.29	21.34	3.05	0.27
				and	106.68	108.20	1.52	0.24

TF-1001	100.58	-90	0	1120 W	16.76	22.86	6.10	2.35
TF-1005				include	16.76	18.29	1.53	8.55
	100.58	-70	205	1120 W	10.67	12.19	1.52	0.48
				and	24.38	28.96	4.58	1.34
				include	25.91	27.43	1.52	3.71
TF-1007	100.58	-90	0	1120 W	51.82	53.34	1.52	1.70
				and	56.39	64.01	7.62	0.99
				include	56.39	57.91	1.52	3.83
TF-1013	106.68	-70	205	1040 W	86.87	88.39	1.52	0.42
				and	91.44	92.96	1.52	0.26
TF-1027	100.58	-70	205	700 W	6.10	9.14	3.04	4.33
				include	6.10	7.62	1.52	6.81
				and	83.82	94.49	10.67	4.12
				include	88.39	89.92	1.53	4.11
				include	89.92	91.44	1.52	21.16
				and	96.01	100.58	4.57	1.07
				include	97.54	99.06	1.52	2.34
TF-1029	140.20	-70	205	660 W	59.44	62.48	3.04	1.19
				include	60.96	62.48	1.52	2.26
				and	68.58	71.63	3.05	0.74
				and	79.25	86.87	7.62	1.00
				include	82.29	83.82	1.53	3.79
				and	91.44	96.01	4.57	0.32
				and	102.11	112.78	10.67	0.64
				include	103.63	105.15	1.52	2.94
				and	120.40	123.44	3.04	0.43
				and	135.64	140.21	4.57	1.67
				include	137.16	138.68	1.52	2.32
				include	138.68	140.21	1.53	2.51
TF-1031	140.20	-90	0	760 W	0.00	3.05	3.05	0.75
				and	35.05	54.86	19.81	0.60
				include	38.10	39.62	1.52	2.00
				and	126.49	128.02	1.53	0.39
TF-1033	201.16	-65	205	800 W	0.00	3.05	3.05	0.82
				and	28.95	41.14	12.19	0.52
				include	32.00	33.52	1.52	2.20
				and	45.72	50.29	4.57	0.56
				and	59.43	68.58	9.15	1.20
				include	60.96	62.48	1.52	5.74
				and	178.30	181.35	3.05	0.32
				and	184.40	195.07	10.67	0.50
TF-1035	131.06	-70	205	580 W	38.10	51.82	13.72	1.33
				include	38.10	39.62	1.52	5.38
				include	45.72	47.24	1.52	2.16
				include	50.29	51.82	1.53	2.89
				and	54.86	57.91	3.05	0.21
				and	94.49	100.58	6.09	0.68
				and	128.02	131.06	3.04	1.06
TF-1037	100.58	-70	205	620 W	10.67	12.19	1.52	0.80
				and	39.62	68.58	28.96	1.74
				include	47.24	48.77	1.53	4.89
				include	48.77	50.29	1.52	7.58

				include	50.29	51.82	1.53	8.81
				include	62.48	64.01	1.53	3.36
				and	96.01	99.06	3.05	0.49
TF-1056	100.58	-70	205	420 W	1.52	9.14	7.62	5.17
				include	1.52	3.05	1.53	2.22
				include	3.05	4.57	1.52	6.23
				include	4.57	6.10	1.53	16.92
				and	15.24	21.34	6.10	1.16
				include	18.29	19.81	1.52	3.16
				and	65.53	68.58	3.05	0.48
				and	86.87	88.39	1.52	0.46
TF-1158	60.96	-70	205	500 W	0.00	3.05	3.05	3.00
				and	47.24	56.39	9.14	1.25
				include	48.77	50.29	1.52	1.43
				include	50.29	51.82	1.52	3.66
TF-1168	222.50	-70	205	560 W	0.00	6.10	6.10	1.65
				include	4.57	6.10	1.53	4.82
				and	15.24	25.91	10.67	1.09
				include	21.34	22.86	1.52	3.09
				include	22.86	24.38	1.52	2.79
				and	103.63	108.20	4.57	8.31
				include	103.63	105.16	1.53	24.63
				and	138.68	152.40	13.72	0.39
				and	166.12	170.69	4.57	0.20
TF-1170	70.10	-70	205		0.00	1.52	1.52	2.70
				and	24.38	33.53	9.15	1.63
				include	25.91	27.43	1.52	5.45
				include	27.43	28.96	1.53	2.37
				and	42.67	44.20	1.53	0.24
				and	50.29	51.82	1.53	0.50
TF-1217	155.45	-50	205		18.29	22.86	4.57	0.38
				and	32.00	33.53	1.53	0.20
				and	42.67	50.29	7.62	0.33
				and	153.92	155.45	1.52	0.40
TF-1246	155.45	-70	205	540 W	0.00	3.05	3.05	0.19
				and	19.81	21.34	1.52	0.23
				and	22.86	30.48	7.62	0.53
				and	41.15	42.67	1.52	0.96
				and	47.24	48.77	1.52	0.23
				and	62.48	64.01	1.52	0.88
				and	65.53	67.06	1.52	0.29
				and	68.58	82.30	13.72	1.03
				include	70.10	71.63	1.52	2.68
				include	76.20	77.72	1.52	4.21
				and	83.82	85.34	1.52	0.18
				and	96.01	103.63	7.62	0.35
				and	124.97	129.54	4.57	0.20
TF-1269	131.06	-70	205	500 W	13.72	18.29	4.57	0.20
				and	62.48	65.53	3.05	0.68
				and	96.01	97.54	1.53	0.19
				and	99.06	100.58	1.52	0.12
				and	128.02	129.54	1.52	0.13

TF-1273	131.06	-70	205	440 W	0.00	3.05	3.05	0.48
				and	4.57	6.10	1.53	0.99
				and	19.81	21.34	1.53	0.16
				and	30.48	33.53	3.05	0.14
				and	42.67	45.72	3.05	0.24
				and	51.82	54.86	3.04	0.67
				and	62.48	64.01	1.53	0.22
				and	79.25	85.34	6.09	0.31
				and	105.16	106.68	1.52	0.54
				and	123.44	129.54	6.10	0.42
TF-1274	131.06	-70	205	440 W	0.00	7.62	7.62	0.97
				and	36.58	38.10	1.52	0.34
				and	60.96	62.48	1.52	0.13
				and	68.58	70.10	1.52	0.30
				and	89.92	91.44	1.52	0.15
TF-1276	134.11	-70	205	420 W	45.72	48.77	3.05	0.43
				and	126.49	128.02	1.53	0.35
TF-1278	152.40	-70	205	760 W	21.34	48.77	27.43	1.40
				include	21.34	22.86	1.52	4.14
				include	28.96	30.48	1.52	3.90
				include	36.58	38.10	1.52	2.77
				and	57.91	70.10	12.19	1.64
				include	60.96	62.48	1.52	2.91
				include	62.48	64.01	1.53	3.15
				include	64.01	65.53	1.52	3.29
				and	83.82	88.39	4.57	0.45
				and	105.16	109.73	4.57	0.17
				and	114.30	115.82	1.52	0.24
				and	124.97	141.73	16.76	0.39
				and	143.26	146.30	3.04	0.55
TF-1279	152.40	-70	205	780 W	0.00	18.29	18.29	0.54
				and	24.38	27.43	3.05	0.23
				and	33.53	36.58	3.05	0.30
				and	51.82	56.39	4.57	1.90
				include	51.82	53.34	1.52	3.96
				and	60.96	64.01	3.05	1.08
				and	68.58	76.20	7.62	0.56
				include	71.63	73.15	1.52	2.14
				and	80.77	83.82	3.05	0.21
				and	89.92	96.01	6.09	2.48
				include	91.44	92.96	1.52	5.18
				include	92.96	94.49	1.53	2.85
				and	102.11	103.63	1.52	0.12
				and	108.20	109.73	1.53	0.11
				and	111.25	115.82	4.57	2.34
				include	114.30	115.82	1.52	4.12
				and	147.83	149.35	1.52	0.12
TF-1280	152.40	-70	205	720 W	6.10	7.62	1.52	0.15
				include	25.91	27.43	1.52	9.80
				include	33.53	35.05	1.52	2.18
				and	56.39	68.58	12.19	0.86
				and	73.15	76.20	3.05	0.23

				and	88.39	92.96	4.57	11.93
				include	88.39	89.92	1.53	9.84
				include	89.92	91.44	1.52	25.67
				and	96.01	97.54	1.53	0.15
				and	106.68	149.35	42.67	1.50
				include	111.25	112.78	1.53	9.76
				include	112.78	114.30	1.52	4.05
				include	115.82	117.35	1.53	6.66
				include	117.35	118.87	1.52	3.89
				include	129.54	131.06	1.52	2.02
TF-1281	152.40	-70	205	820 W	9.14	10.67	1.53	0.43
				and	22.86	36.58	13.72	1.16
				include	22.86	24.38	1.52	3.75
				include	24.38	25.91	1.53	2.07
				and	51.82	53.34	1.52	0.28
				and	56.39	80.77	24.38	0.68
				include	56.39	57.91	1.52	2.80
				include	64.01	65.53	1.52	2.29
				and	86.87	89.92	3.05	0.21
				and	92.96	96.01	3.05	0.15
				and	106.68	111.25	4.57	0.29
				and	118.87	120.40	1.53	0.19
				and	132.59	134.11	1.52	0.14
TF-1282	152.40	-70	205	860 W	0.00	9.14	9.14	1.98
				include	0.00	1.52	1.52	2.15
				include	7.62	9.14	1.52	5.62
				and	24.38	27.43	3.05	1.49
				include	25.91	27.43	1.52	2.28
				and	28.96	35.05	6.09	2.35
				include	32.00	33.53	1.53	9.01
				and	77.72	79.25	1.53	0.36
				and	129.54	134.11	4.57	0.58
				and	135.64	140.21	4.57	0.19
TF-1283	152.40	-70	205	840 W	0.00	15.24	15.24	0.68
				include	12.19	13.72	1.53	2.43
				and	32.00	33.53	1.53	0.10
				and	36.58	38.10	1.52	0.12
				and	50.29	53.34	3.05	0.30
				and	71.63	73.15	1.52	1.47
				and	76.20	77.22	1.02	0.53
				and	80.77	83.82	3.05	0.84
				and	115.82	121.92	6.10	1.73
				include	115.82	117.35	1.53	4.80
				include	120.40	121.92	1.52	2.00
				and	126.49	128.02	1.53	0.49
				and	131.06	137.16	6.10	0.43
TF-1284	152.40	-70	205	840 W	0.00	1.52	1.52	0.28
				and	7.62	9.14	1.52	2.38
				and	19.81	35.05	15.24	2.22
				include	22.86	24.38	1.52	2.01
				include	24.38	25.91	1.53	9.25
				include	25.91	27.43	1.52	5.03

				and	38.10	45.72	7.62	0.64
				and	51.81	57.91	6.10	0.37
				and	70.10	80.77	10.67	0.54
				and	88.39	89.92	1.53	0.23
				and	131.06	134.11	3.05	1.45
				and	140.21	144.78	4.57	0.25
				and	146.30	149.35	3.05	0.44
TF-1285	152.40	-70	205	880 W	4.57	13.72	9.15	5.17
				include	6.10	7.62	1.52	23.07
				include	7.62	9.14	1.52	7.16
				and	22.86	25.91	3.05	0.26
				and	28.96	32.00	3.04	0.56
				and	120.40	121.92	1.52	0.40
				and	126.49	131.06	4.57	0.24
				and	140.21	143.26	3.05	5.19
				include	140.21	141.73	1.52	9.11
TF-1288	152.40	-70	205	1160 W	6.10	21.34	15.24	0.64
				and	27.43	36.58	9.15	0.73
				include	32.00	33.53	1.52	2.81
				and	83.82	85.34	1.52	0.12
				and	118.87	120.40	1.53	0.15
				and	124.97	126.49	1.52	0.12
				and	134.11	143.26	9.15	0.31
				and	147.83	149.35	1.52	0.38
TF-1289	198.12	-70	205	1100 W	4.57	15.24	10.67	0.73
				include	4.57	6.10	1.53	2.51
				and	18.29	22.86	4.57	1.52
				include	18.29	19.81	1.52	3.92
				and	27.43	36.58	9.15	0.68
				include	28.96	30.48	1.52	2.50
				and	44.20	45.72	1.52	2.84
				and	50.29	54.86	4.57	0.92
				and	57.91	82.30	24.39	4.86
				include	59.44	60.96	1.52	6.74
				include	60.96	62.48	1.52	42.41
				include	62.48	64.01	1.53	6.24
				include	64.01	65.53	1.52	4.92
				include	76.20	77.72	1.52	2.53
				include	77.72	79.25	1.53	10.36
				and	185.93	190.50	4.57	0.62
TF-1290	231.65	-70	205	1100 W	4.57	6.10	1.53	0.86
				and	24.38	36.58	12.20	1.01
				include	25.91	27.43	1.52	3.05
				include	27.43	28.96	1.53	2.06
				and	47.24	51.82	4.58	0.42
				and	54.86	68.58	13.72	1.83
				include	60.96	62.48	1.52	2.00
				include	64.01	65.53	1.52	8.68
				include	65.53	67.06	1.53	3.74
				and	71.63	76.20	4.57	0.79
				and	83.82	88.39	4.57	0.99
				include	85.34	86.87	1.53	2.40

				and	140.21	143.26	3.05	0.78
				and	202.69	211.84	9.15	4.86
				include	204.22	205.74	1.52	3.61
				include	207.26	208.79	1.53	2.77
TF-1291	121.92	-70	205	860 W	18.29	21.34	3.05	0.80
				and	24.38	35.05	10.67	0.81
				include	32.00	33.53	1.53	2.81
				and	45.72	48.77	3.05	0.24
				and	60.96	67.06	6.10	0.40
				and	71.63	77.72	6.09	0.29
				and	86.87	94.49	7.62	0.83
				include	92.96	94.49	1.53	3.32
				and	108.20	109.73	1.53	0.17
TF-1292	155.45	-70	205	820 W	9.14	32.00	22.86	1.06
				include	18.29	19.81	1.52	5.80
				include	27.43	28.96	1.53	2.39
				and	36.58	38.10	1.52	0.32
				and	41.15	48.77	7.62	0.50
				and	51.82	54.86	3.04	0.98
				and	56.39	60.96	4.57	0.73
				and	67.06	79.25	12.19	0.49
				and	83.82	86.87	3.05	1.54
				include	83.82	85.34	1.52	2.84
				and	92.96	97.54	4.58	0.38
				and	128.02	131.06	3.04	0.60
				and	137.16	138.68	1.52	0.30
				and	140.21	141.73	1.52	0.30
				and	152.40	153.92	1.52	2.41
TF-1293	204.21	-70	205	1060 W	27.43	28.96	1.53	0.93
				and	41.15	42.67	1.52	0.13
				and	44.20	45.72	1.52	0.54
				and	48.77	50.29	1.52	0.51
				and	57.91	59.44	1.53	0.12
				and	70.10	71.63	1.53	0.19
				and	91.44	97.54	6.10	0.51
				and	105.16	108.20	3.04	1.07
				and	112.78	114.30	1.52	0.12
				and	152.40	158.50	6.10	1.31
				include	155.45	156.97	1.52	3.02
				and	179.83	187.45	7.62	0.41
				and	193.55	204.22	10.67	0.49
TF-1294	158.50	-70	205	960 W	0.00	1.52	1.52	12.00
				and	4.57	21.34	16.77	0.64
				include	6.10	7.62	1.52	3.92
				and	33.53	35.05	1.52	0.73
				and	51.81	67.06	15.25	0.69
				include	54.86	56.39	1.53	2.80
				include	64.01	65.53	1.52	2.67
				and	70.10	89.92	19.82	0.52
				include	76.20	77.72	1.52	2.25
				and	94.49	100.58	6.09	0.69
				and	102.11	106.68	4.57	1.75

				include	105.16	106.68	1.52	4.69
				and	111.25	128.02	16.77	0.71
				include	114.30	115.82	1.52	2.23
				and	129.54	131.06	1.52	0.17
				and	135.64	147.83	12.19	0.51
TF-1295	152.40	-70	205	780 W	0.00	13.72	13.72	0.54
				and	42.67	47.24	4.57	0.49
				and	53.34	57.91	4.57	0.31
				and	60.96	71.63	10.67	0.56
				include	70.10	71.63	1.53	2.12
				and	74.68	76.20	1.52	0.14
				and	89.92	97.54	7.62	1.27
				include	94.49	96.01	1.52	5.21
				and	123.44	124.97	1.53	0.24
				and	138.68	140.21	1.53	0.17
TF-1296	82.30	-70	205	860 W	0.00	9.14	9.14	1.27
				include	3.05	4.57	1.52	3.24
				include	4.57	6.10	1.53	3.31
				and	28.96	36.58	7.62	0.26
				and	39.62	56.39	16.77	2.45
				include	51.82	53.34	1.52	2.33
				include	54.86	56.39	1.53	21.68
				and	60.96	64.01	3.05	0.19
				and	71.63	79.25	7.62	0.21
				and	80.77	82.30	1.53	0.18
TF-1297	155.45	-70	205	820 W	1.52	15.24	13.72	0.48
				and	21.34	22.86	1.52	0.15
				and	28.96	32.00	3.04	0.12
				and	33.53	42.67	9.14	0.88
				include	39.62	41.15	1.53	3.09
				and	47.24	50.29	3.05	0.20
				and	53.34	54.86	1.52	0.33
				and	57.91	59.44	1.53	0.10
				and	62.48	65.53	3.05	1.29
				include	64.01	65.53	1.52	2.38
				and	68.58	70.10	1.52	0.97
				and	73.15	76.20	3.05	0.73
				and	121.92	134.11	12.19	0.39
TF-1298	137.16	-70	205	560 W	0.00	3.05	3.05	0.57
				and	6.10	24.38	18.28	0.41
				and	51.82	57.91	6.09	0.50
				and	89.92	91.44	1.52	0.21
				and	129.54	132.59	3.05	0.21
				and	134.11	135.64	1.53	0.17
TF-1299	163.07	-70	205	720 W	1.52	3.05	1.53	0.12
				and	16.76	19.81	3.05	0.25
				and	28.96	30.48	1.52	0.13
				and	44.20	51.82	7.62	1.05
				include	50.29	51.82	1.53	3.70
				and	56.39	57.91	1.52	0.15
				and	62.48	65.53	3.05	0.21
				and	86.87	91.44	4.57	0.66

				and	94.47	102.11	7.64	0.61
				and	108.20	115.82	7.62	1.41
				include	108.20	109.73	1.53	2.17
				include	109.73	111.25	1.52	3.17
				and	120.40	124.97	4.57	0.59
				and	134.11	135.64	1.53	0.25
				and	138.68	141.73	3.05	0.20
				and	149.35	150.88	1.53	0.22
				and	152.40	153.92	1.52	0.13
				and	161.54	163.07	1.53	0.87
TF-1300	152.40	-70	205	440 W	0.00	3.05	3.05	0.21
				and	4.57	6.10	1.53	0.29
				and	10.67	13.72	3.05	0.16
				and	25.91	28.96	3.05	0.22
				and	33.53	36.58	3.05	0.24
				and	57.91	59.44	1.53	0.16
				and	65.53	68.58	3.05	0.13
				and	73.15	96.01	22.86	1.15
				include	85.34	86.87	1.53	6.77
				include	86.87	88.39	1.52	3.46
				and	149.35	150.88	1.53	0.14
TF-1301	152.40	-70	205	420 W	21.34	24.38	3.04	0.28
TF-1302	155.44	-70	205	880 W	0.00	3.05	3.05	0.96
				and	19.81	25.91	6.10	0.34
				and	27.43	30.48	3.05	0.53
				and	32.00	36.58	4.58	0.27
				and	56.39	70.10	13.71	3.75
				include	57.91	59.44	1.53	3.28
				include	59.44	60.96	1.52	7.11
				include	67.06	68.58	1.52	23.86
				and	76.20	79.25	3.05	1.14
				include	77.72	79.25	1.53	2.10
				and	82.30	83.82	1.52	0.10
				and	123.44	124.97	1.53	1.28
				and	129.54	134.11	4.57	0.36
				and	138.68	140.21	1.53	0.49
TF-1303	158.50	-70	205	780 W	0.00	1.52	1.52	0.11
				and	4.57	12.19	7.62	0.69
				and	16.76	21.34	4.58	0.25
				and	25.91	30.48	4.57	0.50
				and	62.48	65.53	3.05	3.15
				include	62.48	64.01	1.53	5.47
				and	76.20	79.25	3.05	0.23
				and	140.21	143.26	3.05	0.50
				and	144.78	146.30	1.52	0.15
TF-1304	140.21	-70	205	1000 W	38.10	39.62	1.52	1.59
				and	47.24	50.29	3.05	3.96
				include	47.24	48.77	1.53	4.75
				include	48.77	50.29	1.52	3.18
				and	91.44	103.63	12.19	1.41
				include	92.96	94.49	1.53	4.78
				include	94.49	96.01	1.52	4.55

TF-1305	152.40	-70	205	860 W	13.72	24.38	10.66	0.98
				include	13.72	15.24	1.52	2.31
				and	33.53	42.67	9.14	0.31
				and	45.72	83.82	38.10	1.00
				include	47.24	48.77	1.53	6.95
				include	48.77	50.29	1.52	2.89
				include	62.48	64.01	1.53	2.51
				include	71.63	73.15	1.52	2.42
				and	91.44	99.06	7.62	1.10
				include	96.01	97.54	1.53	2.94
				and	103.63	105.16	1.53	0.49
				and	114.30	128.02	13.72	0.73
				include	118.87	120.40	1.53	2.56
TF- 1306	131.06	-90	0	740 W	0.00	9.14	9.14	0.71
				and	15.24	16.76	1.52	0.13
				and	56.39	67.06	10.67	0.72
TF-1307	167.64	-70	205	1060 W	18.29	19.81	1.52	0.28
				and	25.91	27.43	1.52	0.15
				and	44.20	47.24	3.04	0.39
				and	106.68	109.73	3.04	0.41
				and	135.64	137.16	1.52	0.34
				and	158.50	160.02	1.52	0.12
TF-1309	118.87	-70	205	820 W	38.10	41.15	3.05	3.41
				include	38.10	39.62	1.52	6.28
				and	77.72	88.39	10.67	0.56
				include	80.77	82.30	1.52	2.62
				and	97.54	106.68	9.14	0.78
				include	103.63	105.16	1.52	3.01
				and	111.25	112.78	1.52	0.31
TF-1310	51.81	-70	205	420 W	0.00	1.52	1.52	0.19
				and	45.72	51.82	6.10	0.63
TF-1311	152.4	-70	205	420 W	18.29	22.86	4.57	0.40
				and	25.91	27.43	1.52	0.39
				and	33.53	36.58	3.05	3.96
				include	35.05	36.58	1.52	7.27
				and	67.06	68.58	1.52	0.20
				and	70.10	76.20	6.10	0.18
				and	89.92	100.58	10.66	1.98
				include	89.92	91.44	1.52	4.72
				include	92.96	94.49	1.52	3.54
				and	97.54	99.06	1.52	4.25
				and	134.11	135.64	1.52	0.24
TF-1312	228.6	-70	205	480 W	18.29	19.81	1.52	0.33
				and	67.06	68.58	1.52	0.15
				and	71.63	73.15	1.52	0.81
				and	82.30	85.34	3.05	0.40
				and	88.39	91.44	3.05	0.71
				and	99.06	102.11	3.05	0.39
				and	114.30	117.35	3.05	0.32
				and	129.54	131.06	1.52	0.26
				and	134.11	135.64	1.52	0.17
				and	144.78	147.83	3.05	0.40

				and	160.02	163.07	3.05	0.13
				and	170.69	172.21	1.52	0.14
				and	176.78	178.31	1.52	0.24
				and	184.40	185.93	1.52	0.29
				and	188.98	192.02	3.05	0.64
				and	201.17	216.41	15.24	2.11
				include	208.79	210.31	1.52	18.01
TF -1313	152.4	-70	205	880 W	1.52	22.86	21.34	0.60
				include	4.57	6.10	1.52	2.40
				and	36.58	38.10	1.52	1.19
				and	50.29	51.82	1.52	0.25
				and	64.01	68.58	4.57	0.87
				include	64.01	65.53	1.52	1.38
				and	80.77	85.34	4.57	2.38
				include	80.70	82.30	1.52	4.24
				include	82.30	83.82	1.52	2.71
				and	89.92	92.96	3.04	0.20
				and	114.30	120.40	6.10	0.24
TF- 1314	231.64	-90	0	680 W	3.05	4.57	1.52	0.20
				and	6.10	9.14	3.05	0.34
				and	12.19	15.24	3.05	0.23
				and	53.34	62.48	9.14	0.55
				and	120.40	123.44	3.05	0.19
				and	135.64	141.73	6.09	0.43
				and	146.30	149.35	3.05	0.35
				and	152.40	163.07	10.67	0.47
				and	166.12	170.69	4.57	0.22
				and	184.40	187.45	3.05	0.55
TF- 1315	182.88	-70	205	640 W	6.10	7.62	1.52	0.15
				and	41.15	42.67	1.52	0.13
				and	44.20	45.72	1.52	0.16
				and	121.92	128.02	6.10	0.40
				and	131.06	161.54	30.48	0.60
				include	140.21	141.73	1.52	1.16
				include	146.30	147.83	1.52	2.62
				include	147.83	149.35	1.52	3.91
				and	167.64	169.16	1.52	0.14
				and	173.74	179.83	6.09	0.40
				and	181.36	182.88	1.52	0.16
TF -1316	213.36	-70	205	1020 W	48.77	51.82	3.04	0.37
				and	91.44	106.68	15.24	0.39
				include	92.96	94.49	1.52	2.16
				and	118.87	120.40	1.52	0.12
				and	121.92	123.44	1.52	0.24
				and	124.97	126.49	1.52	0.36
				and	169.16	170.69	1.52	0.29
				and	176.78	178.31	1.52	0.11
				and	196.60	198.12	1.52	0.37
				and	199.64	201.17	1.52	0.20
TF- 1317	234.69	-90	0	900 W	0.00	1.52	1.52	0.27
				and	10.67	12.19	1.52	0.31
				and	13.72	18.29	4.57	0.42

				and	67.06	71.63	4.57	0.66
				and	85.34	86.87	1.52	0.77
				and	88.39	89.92	1.52	0.39
				and	106.68	115.82	9.14	3.20
				include	108.20	109.73	1.53	7.24
				include	109.73	111.25	1.52	9.12
				and	166.12	169.16	3.05	0.24
				and	178.31	179.83	1.52	0.13
				and	187.45	188.98	1.52	0.13
				and	190.50	202.69	12.19	0.32
TF- 1318	252.96	-90	0	560 W	38.10	39.62	1.52	0.44
				and	54.86	57.91	3.05	0.28
				and	68.58	70.10	1.52	0.21
				and	83.82	88.39	4.57	0.36
				and	89.92	91.44	1.52	0.13
				and	100.58	114.30	13.72	3.31
				include	100.58	102.11	1.53	4.67
				include	102.11	103.63	1.52	5.05
				include	103.63	105.16	1.53	14.69
				include	108.20	109.73	1.53	2.38
				and	121.92	131.06	9.14	0.25
				and	137.16	138.68	1.52	0.55
				and	143.26	150.88	7.62	0.22
				and	153.92	156.97	3.05	0.13
				and	160.02	167.64	7.62	0.22
				and	172.21	173.74	1.52	0.14
				and	179.83	181.36	1.52	0.15
				and	181.36	184.40	3.05	0.30
				and	196.60	198.12	1.52	0.18
				and	202.69	207.26	4.57	0.17
				and	211.84	216.41	4.57	0.14
				and	231.65	233.17	1.52	0.61
TF -1319	252.96	-90	0	620 W	0.00	1.52	1.52	0.73
				and	6.10	12.19	4.57	0.18
				and	128.02	138.68	10.67	0.86
				include	128.02	129.54	1.52	3.56
				and	149.35	152.40	3.05	0.14
				and	160.02	170.19	10.17	0.39
				and	173.74	176.78	3.05	0.18
				and	182.88	184.40	1.52	0.16
				and	188.98	195.07	6.10	0.53
				and	249.94	252.98	3.05	0.34
TF-1320	234.69	-70	25	500 W	1.52	3.05	1.52	0.15
				and	15.24	16.76	1.52	0.13
				and	21.34	22.86	1.52	0.27
				and	27.43	30.48	3.05	0.27
				and	60.96	62.48	1.52	0.24
				and	68.58	70.10	1.52	0.29
				and	118.87	121.92	3.05	0.39
				and	128.02	129.54	1.52	0.15
				and	135.64	137.16	1.52	0.17
				and	160.02	163.07	3.05	0.26

				and	170.69	172.21	1.52	0.15
				and	185.93	187.45	1.52	0.30
				and	192.02	195.07	3.05	0.62
				and	202.69	204.22	1.52	0.17
				and	228.60	230.12	1.52	0.55
TF-1321	249.94	-90	0	500 W	0.00	1.52	1.52	0.25
				and	15.24	16.76	1.52	0.12
				and	21.34	22.86	1.52	0.15
				and	27.43	28.96	1.52	0.28
				and	36.58	38.10	1.52	1.47
				and	54.86	56.39	1.52	0.15
				and	82.30	83.82	1.52	0.37
				and	85.34	86.87	1.52	0.11
				and	94.49	97.54	3.05	0.21
				and	112.78	115.82	3.05	0.18
				and	117.35	118.87	1.52	0.34
				and	120.40	129.54	9.14	1.16
				and	144.78	146.30	1.52	0.35
				and	153.92	155.45	1.52	0.18
				and	163.07	164.59	1.52	0.19
				and	169.16	170.69	1.52	0.14
				and	176.78	182.88	6.10	0.82
				and	192.02	193.55	1.52	0.14
				and	198.12	201.17	3.05	0.25
				and	205.74	207.26	1.52	0.20
				and	234.70	236.22	1.52	0.31
				and	237.74	245.36	7.62	0.20
TF-1322	155.45	-90	0	500 W	9.14	10.67	1.52	0.17
				and	71.63	73.15	1.52	0.17
				and	106.68	120.40	13.72	1.08
				include	109.73	111.25	1.52	5.94
				include	114.30	115.82	1.52	2.29
				and	123.44	124.97	1.52	0.23
				and	141.73	143.26	1.52	0.13
TF-1323	256.03	-90	0	520 W	22.86	27.43	4.57	0.18
				and	73.15	85.34	12.19	1.42
				include	76.20	77.72	1.52	3.74
				include	80.77	82.30	1.52	3.70
				and	91.44	105.16	13.72	1.31
				include	99.06	100.58	1.52	7.95
				and	112.78	118.87	6.10	0.28
				and	124.97	131.06	6.10	0.74
				and	138.68	141.73	3.05	0.25
				and	146.30	158.50	12.19	0.43
				include	146.30	147.83	1.52	1.14
				and	169.16	172.21	3.05	0.37
				and	190.50	192.02	1.52	1.06
				and	195.07	198.12	3.05	0.25
				and	216.41	217.93	1.52	0.47
				and	242.32	249.94	7.62	0.73
				include	246.89	249.94	3.05	1.34
TF-1324	268.22	-90	0	440 W	150.88	152.40	1.52	0.57

				and	153.92	155.45	1.52	0.18
				and	164.59	167.64	3.05	6.11
				and	179.83	187.45	7.62	0.47
				include	182.88	184.40	1.52	1.43
				and	207.26	211.84	4.57	1.29
				include	207.26	208.79	1.52	2.78
				and	245.36	248.41	3.05	0.34
				and	260.60	262.13	1.52	0.30
TF-1325	256.03	-90	0	460 W	0.00	3.05	3.05	0.28
				and	138.68	140.21	1.52	0.18
				and	146.30	149.35	3.05	0.28
				and	172.21	175.26	3.05	0.27
				and	217.93	220.98	3.05	0.18
				and	231.65	234.70	3.05	0.29
TF-1326	252.98	-70	205	580 W	0.00	7.62	7.62	0.57
				include	4.57	6.10	1.52	2.16
				and	77.72	80.77	3.05	0.30
				and	82.30	88.39	6.10	0.17
				and	185.93	187.45	1.52	0.19
				and	243.84	245.36	1.52	0.24
TF-1328	233.17	-70	205	540 W	18.29	19.81	1.52	0.86
				and	33.53	35.05	1.52	0.12
				and	67.06	71.63	4.57	0.31
				and	131.06	132.59	1.52	0.59
				and	138.68	140.21	1.52	0.48
				and	160.02	161.54	1.52	0.22
				and	172.21	173.74	1.52	0.15
TF-1330	198.12	-70	205	600 W	7.62	9.14	1.52	1.86
				and	76.20	86.87	10.67	0.27
				and	117.35	118.87	1.52	0.33
				and	129.54	131.06	1.52	0.41
TF-1333	249.94	-70	205	800 w	0.00	1.52	1.52	0.13
				and	6.10	7.62	1.52	0.32
				and	18.29	19.81	1.52	0.19
				and	35.05	38.10	3.05	0.12
				and	41.15	44.20	3.05	0.23
				and	83.82	88.39	4.57	0.84
				and	108.20	109.73	1.52	1.13
				and	121.92	123.44	1.52	0.13
				and	137.16	143.26	6.10	0.51
				and	149.35	153.92	4.57	0.27
				and	156.97	160.02	3.05	0.12
				and	164.59	166.12	1.52	0.13
				and	172.21	173.74	1.52	0.28
				and	182.88	184.40	1.52	0.12
				and	216.41	217.93	1.52	0.50
				and	239.27	242.32	3.05	0.15
				and	245.36	246.89	1.52	0.13
TF-1334	271.27	-90	0	600 W	4.57	7.62	3.05	0.23
				and	13.72	15.24	1.52	0.11
				and	33.53	38.10	4.57	0.30
				and	88.39	97.54	9.14	0.64

				and	100.58	102.11	1.52	0.11
				and	103.63	105.16	1.52	0.15
				and	251.46	252.98	1.52	0.53
TF-1335	335.28	-90	0	740 W	0.00	10.67	10.67	0.84
				and	22.86	24.38	1.52	0.56
				and	25.91	27.43	1.52	0.12
				and	32.00	35.05	3.05	0.23
				and	38.10	39.62	1.52	0.11
				and	62.48	64.01	1.52	0.10
				and	71.63	73.15	1.52	0.10
				and	79.25	80.77	1.52	0.18
				and	88.39	92.96	4.57	1.77
				and	146.30	149.35	3.05	0.24
				and	152.40	156.97	4.57	0.18
				and	161.54	163.07	1.52	0.23
				and	211.84	214.88	3.05	0.36
				and	227.08	231.65	4.57	0.25
				and	237.74	239.27	1.52	0.22
TF-1336	219.46	-70	205	620 W	0.00	6.10	6.10	0.40
				and	10.67	12.19	1.52	0.14
				and	15.24	21.34	6.10	0.38
				and	25.91	27.43	1.52	0.14
				and	56.39	60.96	4.57	0.16
				and	73.15	74.68	1.52	0.13
				and	92.96	100.58	7.62	1.43
				include	92.96	94.49	1.52	3.40
				include	97.54	99.06	1.52	3.42
				and	109.73	111.25	1.52	0.24
TF-1338	256.03	-90	0	800 W	0.00	1.52	1.52	0.15
				and	19.81	21.34	1.52	0.16
				and	22.86	24.38	1.52	0.21
				and	35.05	38.10	3.05	0.26
				and	64.01	68.58	4.57	0.24
				and	112.78	114.30	1.52	0.97
				and	126.49	134.11	7.62	0.59
				and	172.21	178.31	6.10	0.30
				and	178.31	179.83	1.52	0.45
				and	213.36	217.93	4.57	0.30
				and	224.03	225.55	1.52	0.16
TF-1339	225.55	-70	205	780 W	19.81	22.86	3.05	0.18
				and	25.91	28.96	3.05	0.18
				and	35.05	36.58	1.52	0.12
				and	45.72	48.77	3.05	0.23
				and	62.48	64.01	1.52	0.24
				and	79.25	80.77	1.52	0.17
				and	82.30	91.44	9.14	2.33
				include	82.30	83.82	1.52	7.82
				include	86.87	88.39	1.52	2.37
				and	120.40	128.02	7.62	0.33
				and	132.59	135.64	3.05	0.17
				and	147.83	149.35	1.52	0.35
				and	202.69	204.22	1.52	0.15

				and	208.79	210.31	1.52	0.14
				and	211.84	216.41	4.57	0.29
TF-1340	283.46	-90	0	600 W	3.05	4.57	1.52	0.11
				and	30.48	35.05	4.57	0.42
				and	73.15	74.68	1.52	0.16
				and	77.72	79.25	1.52	0.15
				and	124.97	135.64	10.67	0.41
				and	138.68	140.21	1.52	0.19
				and	141.73	156.97	15.24	0.37
				and	170.69	172.21	1.52	0.14
				and	185.93	199.64	13.72	0.57
				and	272.80	274.32	1.52	0.16
				and	280.42	281.94	1.52	0.12
TF-1344	240.79	-70	205	640 W	4.57	6.10	1.52	0.21
				and	12.19	13.72	1.52	0.27
				and	15.24	16.76	1.52	0.12
				and	19.81	21.34	1.52	0.14
				and	103.63	105.16	1.52	0.11
				and	111.25	112.78	1.52	0.13
				and	117.35	118.87	1.52	0.11
				and	128.02	129.54	1.52	0.31
TF-1345	326.14	-90	0	640 W	0.00	7.62		1.57
				include	1.52	3.05	1.52	2.10
				include	6.10	7.62	1.52	3.58
				and	41.15	42.67	1.52	0.99
				and	54.86	56.39	1.52	0.51
TF-1347	266.7	-70	205	660 W	3.05	6.10	3.05	0.13
				and	7.62	13.72	6.10	0.31
				and	16.76	18.29	1.52	0.13
				and	19.81	22.86	3.05	0.21
				and	24.38	25.91	1.52	0.14
				and	62.48	64.01	1.52	0.14
				and	73.15	74.68	1.52	0.59
				and	94.49	96.01	1.52	0.33
				and	111.25	112.78	1.52	0.18
				and	152.40	155.45	3.05	0.26
				and	211.84	213.36	1.52	0.18
TFD-78	250.50	-70	205	500 W	58.50	63.00	4.50	1.86
				include	61.50	63.00	1.50	2.99
				and	82.50	84.00	1.50	0.44
				and	87.00	88.50	1.50	1.64
				and	108.00	118.50	10.50	1.18
				include	112.50	114.00	1.50	2.91
				and	120.00	124.50	4.50	0.46
				and	148.50	151.50	3.00	0.78
				and	187.50	189.00	1.50	0.50
				and	216.00	219.00	3.00	0.40
TFD-81	301.00	-70	205	1300 W	25.50	30.00	4.50	0.45
				and	48.00	60.00	12.00	1.81
				include	55.50	57.00	1.50	2.03
				include	57.00	58.50	1.50	3.61
				and	63.00	66.00	3.00	0.46

				and	69.00	70.50	1.50	0.53
TFD-85	250.5	-70	205	1200 W	28.50	31.50	3.00	0.26
				and	103.50	106.50	3.00	0.19
				and	144.00	147.00	3.00	0.68
				and	150.00	159.00	9.00	2.18
TFD-87	300.60	-70	205	1100 W	1.50	3.00	1.50	0.16
				and	37.50	40.50	3.00	1.23
				and	97.50	100.50	3.00	0.22
				and	136.50	138.00	1.50	0.36
				and	172.50	174.00	1.50	0.17
				and	222.00	225.00	3.00	0.34
				and	249.00	253.50	4.50	0.55
				and	286.50	298.50	12.00	0.51
TFD-91	500.95	-45	205	160 E	85.50	87.00	1.50	0.12
				and	127.50	129.00	1.50	0.14
				and	141.00	142.50	1.50	0.40
				and	165.00	166.50	1.50	0.11
				and	168.00	169.50	1.50	0.19
				and	177.00	178.50	1.50	0.51
				and	181.50	183.00	1.50	0.20
				and	195.00	201.00	6.00	0.42
				and	205.50	207.00	1.50	0.29
				and	211.50	213.00	1.50	0.12
				and	231.00	235.50	4.50	2.03
				include	131.00	132.50	1.50	4.80
				and	238.50	247.50	9.00	0.60
				include	241.50	243.00	1.50	2.19
				and	253.50	258.00	4.50	0.53
				and	481.50	484.50	3.00	0.13
				and	487.50	489.00	1.50	0.13

2011 SAN FRANCISCO DRILL PROGRAM
SUMMARY OF SIGNIFICANT DRILL ASSAY RESULTS IN AND AROUND THE LA CHICHARRA
PIT

Drill Hole Number	Depth (m)	Angl e (°)	Azimut h (°)	Section Line	Intersections (metres)			Assay Result Gold (g/t)
					From	To	True Width
TF-1500	170.69	-70	205	2920 W	1.52	10.67	9.14	0.50
				and	18.29	21.34	3.05	0.35
				and	32.00	38.10	6.10	0.85
				and	45.72	47.24	1.52	0.23
TF-1501	152.40	-70	205	2800 W	19.81	22.86	3.05	0.79
				and	27.43	39.62	12.19	0.89
				include	33.53	35.05	1.52	2.82
				and	35.05	36.58	1.52	2.34
				and	102.11	103.63	1.52	0.30
				and	134.11	138.68	4.57	0.24
TF-1502	155.45	-70	205	2940 W	89.92	100.58	10.67	0.41
				and	117.35	118.87	1.52	1.16

TF-1503	112.78	-70	205	2900 W	1.52	3.05	1.52	0.23
				and	9.14	10.67	1.52	0.92
				and	15.24	18.29	3.05	0.32
				and	21.34	24.38	3.05	0.20
				and	32.00	36.58	4.57	0.25
				and	39.62	41.15	1.52	0.50
				and	44.20	51.82	7.62	0.25
				and	56.39	57.91	1.52	1.07
				and	62.48	64.01	1.52	0.43
				and	100.58	102.11	1.52	0.39
				and	108.20	112.78	4.57	0.44
TF-1504	179.83	-70	205	2920 W	47.24	48.77	1.52	0.47
				and	138.68	147.83	9.14	0.29
TF-1505	161.54	-70	205	2880 W	47.24	60.96	13.72	0.56
				and	115.82	117.35	1.52	1.18
TF-1506	173.74	-70	205	2900 W	27.43	32.00	4.57	0.19
				and	53.34	60.96	7.62	0.24
TF-1507	155.45	-70	205	2940 W	24.38	25.91	1.52	0.68
				and	39.62	42.67	3.05	0.24
				and	62.48	67.06	4.57	0.50
TF-1508	161.54	-70	205	2960 W	117.35	121.92	4.57	0.25
				and	123.44	124.97	1.52	0.27
TF-1509	179.83	-70	205	2980 W	9.14	10.67	1.52	0.51
				and	92.96	94.49	1.52	1.05
				and	112.78	115.82	3.05	0.88
				and	120.40	121.92	1.52	0.30
TF-1510	193.02	-70	205	2880 W	0.00	1.52	1.52	0.25
				and	15.24	24.38	9.14	0.72
				and	28.96	41.15	12.19	0.66
				include	38.10	39.62	1.52	2.28
				and	106.68	114.30	7.62	0.32
TF-1511	179.83	-70	205	2820 W	59.44	60.96	1.52	0.34
				and	73.15	83.82	10.67	2.14
				include	74.68	76.20	1.52	2.12
				include	76.20	77.72	1.52	2.23
				include	77.72	79.25	1.52	4.34
				include	79.25	80.77	1.52	3.95
TF-1512	155.45	-70	205	2780 W	12.19	16.76	4.57	0.35
				and	62.48	68.58	6.10	1.09
				and	79.25	89.92	10.67	0.50
				and	92.96	99.06	6.10	1.36
				include	92.96	94.49	1.52	3.00
TF-1513	188.98	-70	205	3160 W	28.96	30.48	1.52	0.38
				and	94.49	96.01	1.52	0.51
TF-1514	152.40	-70	205	3120 W	3.05	4.57	1.52	0.26
				and	10.67	15.24	4.57	0.38
				and	18.29	19.81	1.52	0.26
				and	36.58	38.10	1.52	0.38
TF-1515	185.93	-70	205	2740 W	12.19	13.72	1.52	1.21
				and	36.58	39.62	3.05	0.24

				and	44.20	45.72	1.52	0.64
				and	48.77	51.82	3.05	0.22
				and	54.86	62.48	7.62	0.38
				and	68.58	85.34	16.76	0.48
				and	88.39	91.44	3.05	0.30
				and	94.49	123.44	28.96	0.80
				include	94.49	96.01	1.52	3.77
				include	112.78	114.30	1.52	2.18
				and	146.30	153.92	7.62	0.32
TF-1516	182.88	-70	205	3080 W	65.53	67.06	1.52	0.24
				and	74.68	80.77	6.10	0.28
TF-1517	185.93	-70	205	2720 W	48.77	51.82	3.05	0.41
				and	60.96	62.48	1.52	0.23
				and	65.53	74.68	9.14	0.29
				and	80.77	94.49	13.72	0.67
				include	86.87	88.39	1.52	2.11
				and	99.06	123.44	24.38	0.42
				and	131.06	137.16	6.10	0.48
				and	146.30	153.92	7.62	1.37
				include	147.83	149.35	1.52	3.74
TF-1518	182.88	-70	205	3060 W	48.77	53.34	4.57	0.60
				and	62.48	64.01	1.52	0.24
				and	82.30	88.39	6.10	1.58
				include	85.34	86.87	1.52	3.69
TF-1519	182.88	-70	205	3040 W	30.48	38.10	7.62	0.53
				include	35.05	36.58	1.52	2.06
				and	56.39	59.44	3.05	0.39
TF-1520	185.93	-70	205	2680 W	0.00	1.52	1.52	0.51
				and	59.44	71.63	12.19	1.24
				include	59.44	60.96	1.52	3.42
				include	64.01	65.53	1.52	2.15
				and	85.34	92.96	7.62	0.59
				and	97.54	100.58	3.05	0.37
				and	106.68	141.73	35.05	0.39
				and	160.02	170.69	10.67	0.19
TF-1521	188.98	-70	205	3100 W	3.05	7.62	4.57	0.19
				and	10.67	12.19	1.52	0.27
				and	89.92	91.44	1.52	0.59
				and	105.16	114.30	9.14	3.60
				include	106.68	108.20	1.52	7.38
				include	108.20	109.73	1.52	10.90
				include	109.73	111.25	1.52	2.12
				and	156.97	170.69	13.72	0.59
TF-1522	185.93	-70	205	2640 W	22.86	25.91	3.05	0.39
				and	41.15	47.24	6.10	0.32
				and	51.82	54.86	3.05	0.19
				and	57.91	65.53	7.62	0.48
				and	77.72	80.77	3.05	1.01
				and	89.92	115.82	25.91	0.44
				and	121.92	123.44	1.52	0.48

				and	131.06	132.59	1.52	0.21
				and	150.88	155.45	4.57	0.22
				and	158.50	160.02	1.52	0.27
TF-1523	188.98	-70	205	3100 W	15.24	16.76	1.52	0.25
				and	30.48	33.53	3.05	0.61
TF-1524	185.93	-70	205	2580 W	62.48	64.01	1.52	0.99
				and	67.06	73.15	6.10	0.53
				and	76.20	82.30	6.10	0.21
				and	85.34	86.87	1.52	0.23
				and	89.92	108.20	18.29	0.40
				and	111.25	112.78	1.52	0.28
				and	115.82	134.11	18.29	0.40
				and	143.26	144.78	1.52	0.32
TF-1525	152.40	-70	205	3120 W	89.92	92.96	3.05	1.53
				and	100.58	111.25	10.67	1.09
				include	102.11	103.63	1.52	4.73
				and	114.30	118.87	4.57	0.23
				and	147.83	152.40	4.57	0.34
TF-1526	185.93	-70	205	3200 W	21.34	22.86	1.52	0.38
				and	27.43	30.48	3.05	0.68
				and	62.48	65.53	3.05	0.48
				and	147.83	150.88	3.05	0.59
TF-1527	149.35	-70	205	2560 W	51.82	64.01	12.19	0.34
				and	112.78	134.11	21.34	0.64
				include	121.92	123.44	1.52	1.83
				and	137.16	143.26	6.10	0.25
TF-1528	152.40	-70	205	3140 W	25.91	27.43	1.52	1.19
				and	57.91	59.44	1.52	0.28
TF-1530	152.40	-70	205	3020 W	19.81	24.38	4.57	0.63
				and	33.53	35.05	1.52	0.22
				and	120.40	123.44	3.05	0.44
TF-1531	158.50	-70	205	2760 W	13.72	16.76	3.05	0.21
				and	21.34	22.86	1.52	0.50
				and	59.44	64.01	4.57	1.03
				and	76.20	79.25	3.05	0.28
TF-1532	219.46	-70	205	2580 W	115.82	143.26	27.43	0.84
				and	164.59	172.21	7.62	0.20
				and	185.93	192.02	6.10	0.22
				and	201.17	202.69	1.52	0.45
				and	204.22	211.84	7.62	0.56
				include	205.74	207.26	1.52	2.03
				and	214.88	219.46	4.57	0.64
TF-1533	201.17	-70	205	2620 W	18.29	19.81	1.52	0.25
				and	100.58	103.63	3.05	0.41
				and	109.73	111.25	1.52	0.21
				and	121.92	155.45	33.53	0.41
				and	161.54	176.78	15.24	0.35
				and	190.50	192.02	1.52	0.70
				and	195.07	198.12	3.05	1.94
				include	195.07	196.60	1.52	2.90

TF-1535	152.40	-70	205	2820 W	6.10	9.14	3.05	0.55
				and	64.01	65.53	1.52	0.32
				and	74.68	112.78	38.10	0.57
				include	97.54	99.06	1.52	3.19
				include	103.63	105.16	1.52	2.21
TF-1537	161.54	-70	205	2880 W	59.44	74.68	15.24	0.44
				and	94.49	96.01	1.52	0.53
				and	152.40	161.54	9.14	0.46
				include	160.02	161.54	1.52	2.12
TF-1539	234.70	-70	205	2760 W	12.19	15.24	3.05	0.79
				and	30.48	32.00	1.52	0.21
				and	64.01	65.53	1.52	0.62
				and	74.68	85.34	10.66	0.34
				and	100.58	126.49	25.91	0.78
				and	131.06	134.11	3.05	0.96
				and	227.08	233.17	6.09	0.60
TF-1541	222.50	-70	205	2580 W	121.92	123.44	1.52	0.48
				and	181.36	182.88	1.52	0.23
				and	185.93	214.88	28.95	0.91
				include	188.98	190.50	1.52	3.17
				and	219.46	222.50	3.04	0.62
TF-1543	210.31	-70	205	2580 W	0.00	1.52	1.52	1.47
				and	36.58	38.10	1.52	0.55
TF-1545	222.5	-70	205	2740 W	10.67	12.19	1.52	0.55
				and	51.82	53.34	1.52	0.48
				and	65.53	100.58	35.05	0.71
				include	94.49	96.01	1.52	3.26
				and	103.63	118.87	15.24	0.26
				and	126.49	137.16	10.67	0.33
TF-1546	182.88	-70	205	2960 W	21.34	22.86	1.52	0.21
				and	51.82	54.86	3.04	1.19
TF-1547	222.50	-70	205	2840 W	3.05	12.19	9.14	1.14
				and	16.76	21.34	4.58	1.05
				and	30.48	32.00	1.52	0.39
				and	102.11	120.40	18.29	0.93
				and	126.49	129.54	3.05	0.33
				and	182.88	185.93	3.05	0.73
TF-1551	225.55	-70	205	2800 W	9.14	10.67	1.53	0.66
				and	140.21	141.73	1.52	0.53
				and	144.78	152.40	7.62	0.62
TF-1552	210.31	-70	205	2820 W	59.44	60.96	1.52	0.23
				and	64.01	68.58	4.57	0.22
TF-1553	222.50	-70	205	2780 W	9.14	15.24	6.10	0.94
				and	48.77	57.91	9.14	0.34
				and	68.58	71.63	3.05	0.22
				and	135.64	138.68	3.04	2.22
				include	135.64	137.16	1.52	3.97
TF-1555	173.74	-70	205	2760 W	6.10	10.67	4.57	0.23
				and	50.29	51.82	1.52	0.26
				and	65.53	67.06	1.52	0.26

				and	89.92	92.96	3.04	0.30
				and	123.44	131.06	7.62	0.67
				include	129.54	131.06	1.52	2.10
TF-1556	158.5	-70	205	2900 W	39.62	48.77	9.15	0.32
TF-1557	252.98	-70	205	2740 W	9.14	10.67	1.53	0.63
				and	44.20	47.24	3.04	0.29
				and	53.34	56.39	3.05	0.19
				and	59.44	70.10	10.66	0.45
				and	123.44	126.49	3.05	0.35
				and	128.02	129.54	1.52	0.20
				and	131.06	140.21	9.15	0.61
TF-1560	185.93	-70	205	2700 W	82.30	94.49	12.19	1.23
				include	88.39	89.92	1.52	2.04
				and	102.11	132.59	30.48	0.37
				and	141.73	149.35	7.62	0.51
				and	153.92	175.26	21.34	0.55
TF-1561	210.31	-70	205	2700 W	0.00	1.52	1.52	1.11
				and	32.00	44.20	12.20	1.02
				include	39.62	41.15	1.52	2.30
				and	56.39	64.01	7.62	0.27
				and	112.78	118.87	6.09	1.04
TF-1562	207.26	-70	205	2640 W	27.43	28.96	1.52	0.33
				and	89.92	91.44	1.52	0.27
				and	117.35	170.69	53.34	0.70
				include	156.97	158.50	1.52	2.53
				include	158.50	160.02	1.52	2.50
				and	176.78	184.40	7.62	0.19
				and	188.98	192.02	3.04	0.53
				and	196.60	204.22	7.62	0.31
TF-1563	152.40	-70	205	2680 W	0.00	7.62	7.62	1.18
				include	1.52	3.05	1.53	2.26
				include	3.05	4.57	1.52	2.61
				and	22.86	24.38	1.52	0.32
TF-1564	207.26	-70	205	2660 W	71.63	73.15	1.52	0.28
				and	77.72	99.06	21.34	0.33
				and	102.11	103.63	1.52	0.42
				and	112.78	149.35	36.57	0.83
				and	153.92	163.07	9.15	0.41
				and	167.64	169.16	1.52	0.31
TF-1565	176.78	-70	205	2640 W	13.72	16.76	3.04	0.39
TF-1566				and	56.39	57.91	1.52	0.46
	213.36	-70	205	2680 W	83.82	86.87	3.05	0.21
				and	102.11	149.35	47.24	0.44
				and	158.50	170.69	12.19	0.29
				and	178.31	182.88	4.57	0.29
				and	199.64	207.26	7.62	0.22
TF-1568	207.26	-70	205	2680 W	6.10	7.62	1.52	0.25
				and	39.62	44.20	4.58	0.42
				and	131.06	184.40	53.34	0.73
				include	131.06	132.59	1.53	2.10

				include	144.78	146.30	1.52	3.32
				and	193.55	207.26	13.71	0.50
TF-1570	204.22	-70	205	2700 W	47.24	51.82	4.58	1.08
				and	65.53	71.63	6.10	0.23
				and	82.30	89.92	7.62	0.16
				and	96.01	121.92	25.91	0.53
				and	124.97	131.06	6.09	1.19
				and	134.11	138.68	4.57	0.45
				and	141.73	147.83	6.10	0.36
TF-1572	201.17	-70	205	2720 W	32.00	33.53	1.53	0.40
				and	45.72	54.86	9.14	0.33
				and	62.48	65.53	3.05	0.35
				and	71.63	74.68	3.05	0.40
				and	85.34	89.92	4.58	0.20
				and	102.11	111.25	9.14	0.35
				and	117.35	121.92	4.57	0.58
				and	126.49	131.06	4.57	0.65
TF-1574	204.22	-70	205	2720 W	67.06	79.25	12.19	1.10
				include	70.10	71.63	1.52	3.26
				and	91.44	97.54	6.10	0.58
				and	105.16	106.68	1.52	1.01
				and	112.78	115.82	3.04	0.51
				and	118.87	128.02	9.15	0.39
				and	143.26	147.83	4.57	0.38
				and	152.40	161.54	9.14	1.48
				include	153.92	155.45	1.53	2.99
				and	175.26	176.78	1.52	0.45
				and	182.88	187.45	4.57	1.49
				include	185.93	187.45	1.52	2.61
TF-1576	112.78	-70	205	2660 W	91.44	112.78	21.34	0.45
TF-1577	182.88	-70	205	3100 W	92.96	97.54	4.58	0.59
				and	103.63	106.68	3.05	0.39
				and	143.26	144.78	1.52	0.90
				and	153.92	156.97	3.05	0.75
TF-1578	207.26	-70	205	2660 W	12.19	13.72	1.52	0.24
				and	38.10	39.62	1.52	0.33
				and	45.72	47.24	1.52	0.23
				and	50.29	56.39	6.10	0.35
				and	64.01	88.39	24.38	0.62
				and	92.96	112.78	19.82	0.66
				and	155.45	156.97	1.52	1.28
				and	164.59	166.12	1.52	0.26
TF-1582	201.17	-70	205	2600 W	50.29	53.34	3.05	1.01
				and	56.39	60.96	4.57	0.24
				and	67.06	70.10	3.04	0.37
				and	73.15	82.30	9.15	0.26
				and	85.34	94.49	9.15	0.28
				and	97.54	118.87	21.33	0.75
				and	137.16	141.73	4.57	0.56